FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date:  December 16, 2004

Commission File Number:  001-31739

Gammon Lake Resources Inc.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306, Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐   Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

/s/ Bradley H. Langille
Date: December 15, 2004	Name:	Bradley H. Langille
	Title:	Chief Executive Officer

2

OCAMPO, CHIHUAHUA
UNDERGROUND & SURFACE MINES
MILL AND HEAP LEACH

BANKABLE FEASIBILITY STUDY

Prepared for

GAMMON LAKE RESOURCES, INC.

November 29, 2004

Kappes, Cassiday & Associates
7950 Security Circle, Reno, Nevada 89506 USA
Telephone: (775) 972-7575 FAX: (775) 972-4567
Email: kca@kcareno.com

Ocampo Feasibility Study	i

TABLE OF CONTENTS

1.0	Executive Summary

2.0	Property Description, Location and Ownership, Terms of Reference; Other Contributors to Study

3.0	Design Criteria
	3.1	Underground Mine with Conventional Merrill Crowe Mill
	3.2	Open Pit Mine with Crushing and Heap Leach

4.0	Geology and Exploration

5.0	Drilling

6.0	Sampling Methods and Approach

7.0	Sample Preparation, Analysis and Security

8.0	Mineral Resources and Reserve Estimate

9.0	Metallurgical Testing

10.0	Mining Methods, Capital and Operating Costs

11.0	Description of Ore Processing Operations

12.0	Process Operations, Capital Costs

13.0	Process Operations, Operating Costs

14.0	Environmental, Social and Permitting

Kappes, Cassiday & Associates	Table of Contents
November 2004

15.0	Utilities, Services and Infrastructure

16.0	Economics

17.0	Construction Schedule

18.0	Statement of Independent Qualified Person

19.0	References

APPENDICES

Appendix Number

Appendix I	Metallurgical Testwork Reports

Appendix II	Operating Costs Details

Appendix III	CCD and Tailings Filtration Washing Calculations

Appendix IV	Flowsheets

Appendix V	Piping and Instrumentation Diagrams

Appendix VI	Layouts

Appendix VII	Electrical and Mechanical

Appendix VIII	Estudio Geohidrologico Subterraneo

Appendix IX	Mill Site Foundation Report

Appendix X	Clay Borrow Report

Appendix XI	Earthquake Design Criteria Report

Appendix XII	Rock Mechanics and Mass Strength Report

Appendix XIII	Heap Leach Pad Construction Report

Appendix XIV	Underground Mining Capital and Operating Costs

Appendix XV	Open Pit Mining Capital and Operating Costs

Appendix XVI	Open Pit Slope Stability Report

Appendix Number

Appendix XVII	Environmental Control Dam Preliminary Design Report

Appendix XVIII	Hydrology Report

Appendix XIX	Land Position Documentation

Appendix XX	Mill Tailings Impoundment Area Drawings

Appendix XXI	Underground Mine Ore Production Schedule

Appendix XXII	Jersey Konopka: Underground Mine Production Shaft, Capital Cost Study

Appendix XXIII	Heuristica Ambiental: “Manifestacion de Impacto
Stand-alone Report	Ambiental (MIA)”

Appendix XXIV	Heuristica Ambiental: “Estudio Riesgo Ambiental
Stand-alone Report	Modalidad Analisis Detallado de Riesgo”

29 November 2004

GAMMON LAKE RESOURCES INC.
OCAMPO GOLD/SILVER PROJECT

FEASIBILITY STUDY EXECUTIVE SUMMARY

This report presents an analysis of capital and operating costs, and financial performance, for the Ocampo, Chihuahua, gold/silver project of Gammon Lake Resources, Inc.  The project will consist of an underground mine with a 1,500 tonne/day agitated cyanide leach plant, and an open pit mine with an 11,400 tonne/day heap leach.  Gold accounts for about 60% of the recovered value, and silver accounts for the balance.  Project life is seven years based on existing reserves, but development of known resources is expected to significantly extend the life.

This report was prepared for Gammon Lake by Kappes, Cassiday & Associates, but several significant sections of the report were prepared by other independent consultants who are listed in section 2.  The economic conclusions of this feasibility study are presented in tables 1-1A and 1-1B.

Ocampo is an historic mining district, with recorded production in the late 1800’s of over 3,000,000 ounces of gold and 60,000,000 ounces silver.   Gammon Lake has consolidated the entire district, and has identified substantial undrilled exploration targets similar to the ones for which ore reserves are presently known.

Kappes, Cassiday and Associates	Sec 1.0 Executive Summary
November 2004

Page 1-2

TABLE 1-1A. Key Economic Parameters of the Ocampo Project

Parameters	Underground Mine With Merrill Crowe Mill	Open Pit Mine With Heap Leach
Mine Type	Underground	Open Pits
Mine Life	6 years	7 years
Plant Throughput	1,500 t/d	11,400 t/d

		High Grade Ore	Low Grade Ore
Gold Grade (3)	4.49 g/t	1.67 g/t	0.27
Silver Grade (3)	236 g/t	62 g/t	8
Gold Recovery	96%	87%	77%
Silver Recovery	93%	72%	46%
Initial Capital Cost (1)	$32 M	$44 M
Mining and Processing Costs (2)	$25.55/t	$5.78/t
Price of Gold	$400.00
Price of Silver	$6.50

Table 1-1B. Gold and Silver Production from the Ocampo Project

	Underground Mine		Open Pit Mine		Total
	With		With		With
	Merrill Crowe Mill		Heap Leach		Common Items
Annual Gold Production	77,954	oz. (3)	112,769	oz. (4)	190,724
Annual Silver Production	4,037,732	oz. (3)	3,220,349	oz. (4)	7,258,081
Annual Gold Equivalent Production	143,566		165,099		308,665
Mine Life Annual Gold Equivalent Production (5)					270,000

(1)                    Total pre-production Capex is $104 million.  Capex for the operating units does not include other costs such as Administration Building, Camp and Mess Hall, Laboratory, Warehouse, Mobile Equipment, Fencing, Potable Water Distribution, Sewage Disposal, Power Supply and Distribution, Site Preparation, Water Supply and Working Capital.  Year zero underground development, needed to develop the mine prior to production, is a continuation of existing activities; these operating costs are not included within the feasibility study budget.

(2)                    Opex for the operating units does not include other costs such as General and Administration, Geology and Engineering, Costs of Bullion Sales, Camp and fuel tax.

(3)                    Years 1 to 5; year 6 is end of underground mine life and the mill does not operate the full year.

(4)                    Years 1 to 6; year 7 is end of open pit mine life and the mine production is reduced.

(5)                    Diluted mine production grades.

Page 1-3

The mineral deposits consist of quartz veins typically two and a half to three meters wide in the underground areas, and 25 meters wide (but at lesser grade) in the open pit areas.  Veins typically dip at about 70 degrees.  Ore occurs at the surface and in the deepest drillholes so far drilled, a vertical extent of over 800 meters.  The Mineral Resource used in this study was developed in the recently completed Mineral Resource Estimate Technical Report (Appendix XIX) prepared by Mintec of Tucson Arizona for Gammon Lake, as presented in Tables 1-2, 1-3 and 1-4.

TABLE 1-2 Ocampo Project Underground Resource Estimate

Resource		Grade (g/t)			Contained Ounces
Category	Tonnes	Gold	Silver	eq Gold(1)	Gold	Silver	eq Gold(1)
	(millions)
Measured	1.211	5.44	260	9.7	212,000	10,135,000	376,000
Indicated	2.854	4.53	213	8.0	416,000	19,527,000	733,000
Measured and Indicated	4.065	4.80	227	8.5	628,000	29,662,000	1,109,000

TABLE 1-3 Ocampo Project Open Pit Resource Estimate (0.3 g/t Cutoff)

Resource		Grade (g/t)			Contained Ounces
Category	Tonnes	Gold	Silver	eq Gold(1)	Gold	Silver	eq Gold(1)
	(millions)
Measured	17.645	1.08	41	1.7	613,000	23,262,000	991,000
Indicated	14.547	0.97	33	1.5	454,000	15,436,000	705,000
Measured and Indicated	32.192	1.03	37	1.6	1,067,000	38,698,000	1,696,000

TABLE 1-4 Ocampo Project Open Pit Resource Estimate (1.0 g/t Cutoff)

Resource		Grade (g/t)			Contained Ounces
Category	Tonnes	Gold	Silver	eq Gold(1)	Gold	Silver	eq Gold(1)
	(millions)
Measured	6.167	2.41	97	3.99	478,000	19,235,000	790,000
Indicated	5.158	2.01	78	3.28	333,000	12,936,000	543,000
Measured and Indicated	11.325	2.23	88	3.66	811,000	32,171,000	1,333,000

(1)                    Determination based on USD $400 per ounce gold and USD $6.50 per ounce silver for a ratio of 61.54 to 1.

Page 1-4

The mineral reserves cited in tables 1-2 through 1-4 have been converted into mineral reserves.   John Thornton of Mintec, Inc., Independent Qualified Person with regard to the ore resources and reserves, has performed this analysis in regard to the open pit ores, and his results are presented in sections 8-1 through 8-9.  Table 1-5 below is a duplicate of table 8-12 in the body of this study.

Table 1-5 Ultimate Pit Reserve Summary

Phase Number	Orebody	Au eq g/t	Au g/t	Ag g/t	Ore Tonnes	Waste Tonnes	Stripping Ratio

1	Ref/Con	1.69	1.04	40.0	8,965,013	48,193,597	5.38
2	PDG	1.48	0.90	35.8	7,556,653	50,597,601	6.70
3	PIC-P1	1.64	0.98	40.8	4,027,280	14,086,879	3.50
4	PIC-P2	1.34	0.80	33.2	5,681,595	31,462,314	5.54
5	EST/Con	0.85	0.80	3.0	4,251,136	7,676,537	1.81

TOTAL		1.45	0.92	32.6	30,481,767	152,016,928	4.99

In regard to the underground ores, AST Mining Canada developed a mining plan, including analysis of stope dilution and ore losses, using Mine 2-4D software, which is an industry-accepted program for such calculations.  Their analysis, based on John Thornton’s resource block model, is presented in sections 8-10 and 8-11.   Tables 1-6 is a duplicate of AST’s table 8-16.  Dan Kappes qualified person for this study, reviewed the methodology and the level of detail which AST applied to their analysis, and he is comfortable with their conclusion that the resource has now been converted to a reserve.

Page 1-5

Table 1-6 Proven and Probable Reserves by Level (Northeast Ocampo Underground Reserve)

Level	Tonnes	Gold g/t	Silver g/t	Gold (oz)	Silver (oz)
1736	242,000	4.44	182	35,000	1,414,000
1676	734,000	3.95	265	93,000	6,254,000
1616	1,095,000	4.46	233	157,000	8,204,000
1556	795,000	4.97	231	127,000	5,905,000
1496	181,000	4.89	259	28,000	1,507,000
1436	34,000	3.05	130	3,000	142,000
	3,081,000	4.49	236	443,000	23,426,000

Table 1-7 is a summary of the total open pit and underground reserves.

Table 1-7 Summary of Proven and Probable Reserves

Project Area	Deposit Type	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)	Tonnes	Ounces Gold	Ounces Silver	Ounces Gold- Equivalent
					(000’s)
Northeast Area	Underground	4.48	236	8.31	3,081	443,000	23,416,000	824,000
Open-Pit Area	High-Grade Open-Pit	1.67	62	2.68	14,152	760,000	28,213,000	1,218,000
	Low-Grade Open-Pit	0.27	8	0.40	16,323	142,000	4,199,000	210,000
Total Ocampo Proven & Probable		1.25	52	2.10	33,556	1,345,000	55,828,000	2,252,000

In the open pit, the reserve consists of a continuous high grade core, bordered by a halo of low grade material.  Overall waste:ore ratio is 4.99:1.  The cutoff between low grade ore and waste is gradational, and all material placed on the heap will be economic.

In the underground mine, the reserve is being developed by driving a downward ramp from surface.  As each 60-meter level is reached, level drifts are driven to and then along the veins.  The initial underground mine will produce from four intersecting, similar veins.  At the time this report is being prepared, the ramp has already been developed to three vertical levels (210 meters vertical depth) and several levels have been advanced.  Development drives exist along all four veins.

Page 1-6

Ore will be hauled from the stope areas to a production shaft, and will then be hoisted to the surface.  Waste will be hauled to surface using trucks, or hoisted up the production shaft.  The shaft collar is located adjacent to the processing plant.

The underground mine will utilize shrinkage stoping for all ore development.  Veins average 2.5+ meters wide.  Based on the visual appearance of old stopes in the district plus evaluation of drill core, the stopes will be fairly uniform in width, and will stand open over wide spans for many years.  The mine is developed on 60 meter vertical intervals (approximately 70 meters stope height, since the veins are not vertical) using footwall drifts in waste and horizontal draw-points (short drifts to the vein from the footwall drift) on ten meter intervals.   Within the stope, mining will be done using jacklegs.  All ore removal, hauling and transport will utilize endloaders and trucks.

The conceptual mining method has been refined by practice, since the underground mine has been in development for two years prior to writing this study.  Several stopes are partially developed, with the footwall drift, the drawpoints, and the sill drifts (lower drifts along the vein) already in place.

Both underground and surface ores are readily amenable to processing by conventional precious metal cyanide leaching.  Underground ore will be processed in a conventional agitated leach plant with precipitation of gold/silver using zinc dust (Merrill Crowe process).  Open pit ore will be crushed and heap leached.  Heap leaching will yield substantially lower recovery than milling, but since the heap leach ore is much lower grade, the overall cost per ounce will be about the same in both processing scenarios.

Page 1-7

Key financial indicators of the Ocampo project are presented in table 1-5.

Table 1-8. Key Financial Indicators for the Ocampo Mining and Processing Operations

	Underground	Open Pit	Combined
Cash Cost/Oz eAu (1)	$100.98	$154.10	$149.28
Cash Cost/Oz eAg	$1.64	$2.50	$2.43
Payback			20 Months
Pre Tax Net Annual Cash Flow (3)			$63.0	M
Pre Tax Net Annual Cash Flow (2)			$72.8	M
Pre Tax Internal Rate of Return (IRR)			65%
After Tax Internal Rate of Return (IRR)			52%

Pre Tax NPV at 0% Discount Rate			$358	M
Pre Tax NPV at 5% Discount Rate			$267	M
After Tax NPV at 0% Discount Rate			$263	M
After Tax NPV at 5% Discount Rate			$192	M

(1)                    Cash cost does not include capitalized annual underground development costs, but these are included as costs when calculating the Net Annual Cash Flow.

(2)                    Years 1 to 5; in year 6 the underground mine is at end of mine life and does not operate the full year.

(3)                    Average over the 7 year mine life.

For calculating economic performance, the plant is constructed in year zero, and year one is considered to be a full production year.  This should be achievable because some ore will be produced from the open pit and stacked on the heap leach before the end of year zero, and the underground mine should be fully developed and ready for production before the end of year zero. The economic analysis is detailed in Section 19.0.

The robust economic projections demonstrate that Gammon Lake’s 100% owned Ocampo Project has the potential to become a very successful gold and silver mine.

Page 2-1

2.0                               PROPERTY DESCRIPTION, LOCATION and OWNERSHIP; TERMS of REFERENCE

Gammon Lake Resources, Inc., is the 100% owner of the Ocampo project, which is located at approximately 28°12.5’ Latitude and 108°25’ Longitude, in the Municipio of Ocampo, State of Chihuahua, Mexico.  The general location can be seen in figure 2-2.  The project is approximately 235 km west southwest of the state capital, Chihuahua.

The photo below shows the town of Ocampo, which is a village of approximately 500 people.  The topography is steep, since Ocampo is located near the top of the “barranca” country, where the high plateau begins to split into canyons as it approaches the Pacific coast.

Figure 2.1 Ocampo Canyon

Mill and Heap Leach
Historic Mill
Underground Ramp Portal
JUL 1 2003

Kappes, Cassiday and Associates	Sec 2.0 Property Description, Location and Ownership
November 2004	Terms of Reference; Other Contributors to Study

Page 2-2

The Ocampo Project encompasses the development of the entire Ocampo mining district, which consists of nearly vertical gold-and silver-bearing quartz veins typically two to three meters wide, intruded into a rhyolite host rock.  Gammon Lake controls a large amount of property in the district, including all mineral land shown in Figure 1.

Figure 2-2 shows the location in reference to other mining camps in western Mexico.

Figure 2-2.  Mineral Deposits of Chihuahua

Page 2-3

GLR’s total holding in the Ocampo mining district consists of 44 mining titles, encompassing 3,524.54 net hectares, as shown in table 2-1.  Figure 2-3 shows the relative positions of the claims.  The red box shows the area which has been the focus of exploration efforts to date.

Figure  2-3  Mineral Tenure

Outline of District
Geology Map
Figure 4

map provided by GLR

Page 2-4

Table 2-1. Gammon Lake Mining Titles

	Concession	Number	Hectares	Expiry
1	El Peñol	214321	7.78	Sept. 5, 2051
2	El Rayo	160307	12.00	July 22, 2024
3	Santo Niño	189284	19.34	Dec. 4, 2040
4	La Resureccion	185243	37.58	Dec. 13, 2039
5	La Escalera	218971	19.02	Jan. 27, 2053
6	Maria	195211	8.52	Aug. 24, 2042
7	La Gloria	168685	108.00	July 1, 2031
8	San Amado	147733	46.28	May 17, 2017
9	El Mastuerzo	150528	9.00	Oct. 27, 2018
10	Nuevo Jesus Maria y Jose	151997	13.69	Nov. 11, 2019
11	Cubiro	153207	7.03	July 29, 2020
12	San Martin	155698	17.37	Oct.27, 2021
13	El Rayo	155697	20.73	Oct. 27, 2021
14	Balvanera	192789	6.45	Dec. 18,2041
15	Mirasol	161866	10.00	July 21, 2025
16	La Fe	212201	39.00	Sept. 21, 2050
17	La Estrella	147793	9.00	June 27, 2017
18	Santa Ana	165663	14.26	Nov. 27, 2029
19	El Porvenir	212992	14.78	Feb. 19, 2007
20	Alejandra	213422	469.88	May 10, 2007
21	Alejandra Uno	213423	505.67	May 10, 2007
22	Alma II	214374	0.92	Sept. 5, 2007
22	Alma III	214375	4.00	Sept. 5, 2007
23	El Hueco	189226	2.21	Dec. 4, 2015
24	Santa Juiliana	170141	10.10	Mar. 16, 2032
25	Rosario de Oro	170142	8.00	Mar. 16, 2032
26	Belen	170143	16.00	Mar. 16, 2032
27	Lluvia de Oro	170144	100.00	Mar. 16, 2032
28	San Ramon	170145	16.00	Mar. 16, 2032
29	Estanislao	170146	5.67	Mar. 16, 2032
30	Candelaria	170147	3.99	Mar. 16, 2032
31	Altagracia	170148	12.00	Mar. 16, 2032
32	San Jose del Picacho	170149	4.59	Mar. 16, 2032
33	Matulera	170150	9.47	Mar. 16, 2032
34	San Jose y San Juan	170151	24.74	Mar. 16, 2032
35	Belgrado	170152	7.28	Mar. 16, 2032
36	Ampliacion de Altagracia	170153	10.00	Mar. 16, 2032
37	Krystal	204194	1657.92	Dec. 17, 2046
38	San Juan	191736	53.91	Dec. 18, 2041
39	La Olvidada	192048	105.00	Dec. 18, 2041
40	Buenos Aires	212551	19.67	Oct. 30, 2050
41	Diez de Mayo	213571	23.79	May 17, 2007
42	El Faro	217082	4.46	June 13, 2008
42	Alejandra II	213424	29.44	May 10, 2007
	Total Net Hectares		3524.54

Page 2-5

2.1  Accessibility, Climate, Local Resources, Infrastructure and Physiography

2.1.1  Access

The property is accessed via Federal Highway 16, a major transportation route across the northern Sierra Madre Mountains.  The last 27 km of road to Ocampo is a government maintained gravel road from Cahuisori. The property is 302 km by road from the city of Chihuahua.  Alternatively the property can be reached from Highway 16 by a government maintained gravel road from Mycoba to Morris, then east 25 km to Ocampo (see Figure 2.4 Location Map).

The State of Chihuahua has two International airports located at the cities of Ciudad Juarez and Chihuahua.  Within the State there are over 4000 km of paved highway, 7,000 km of improved road.

A railhead is present at La Junta.  The State of Chihuahua contains 2,100 km of railway with connections to the rail lines in the United States.

2.1.2 Climate

Cool winters and mild summers are typical of the temperate climate in the Ocampo area.  The rainfall occurs mainly during the summer monsoon season from July to September.  Snow and rain occur sporadically during the winter months.  The average annual precipitation is approximately 800 mm.

2.1.3 Local Resources

Vegetation in the area consists of pine and mixed pine and deciduous stands of trees.  There is sufficient forestation in the area to support a number of sawmills although the government has recently imposed tree harvest restrictions.

Page 2-6

Mining is and has been the primary industry in the pueblo of Ocampo and the surrounding area for two centuries.

2.1.4  Infrastructure

The pueblo of Ocampo is in the eastern portion of the project area.  It has an estimated population of 500 people and is the seat of the municipal government.  Mining and forestry are the major industries in the area.  An adequate workforce that is familiar with both underground and open pit mining methods are present in the area.

Ocampo has recently been connected to the national electrical grid via a 33kV power line.  Telephone communications were brought on line in September 2004.

The proposed power supply for the mining operations will be generated by GLR owned generators due to capital and operating costs considerations.

2.1.5  Physiographic Description

The Ocampo Project is within the Sierra Madre Occidental physiographic province, an incised plateau exhibiting characteristics of a youthful topography.  The Project area ranges in elevation from 1,600 m to 2,200 m in elevation and is located near the eastern edge of the Barranca (canyon) country.

There is adequate space on GLR’s mining concessions for the plant, tailings pond and other necessary facilities.  Final design work for mine infrastructure is underway as part of the ongoing feasibility study.

Page 2-7

2.2  Terms of Reference

Throughout this report the term ton, tonne, or tonnes (often abbreviated as t) refers to metric tons.  All other abbreviations are metric units.

Gammon Lake Resources, Inc, is abbreviated as “GLR” or “Gammon Lake”. Kappes, Cassiday & Associates is abbreviated as “KCA”.

All costs are in US dollars. Site costs were developed in both US dollars and Mexican Pesos.  The exchange rate used to convert Mexican Pesos to US dollars is 11.30 MXP/USD.

2.3   Kappes, Cassiday & Associates’ Scope of Work; Report Contributors

Kappes, Cassiday & Associates has been appointed Project Manager with overall responsibility for all aspects of the Ocampo feasibility study.  Other major contributors to the feasibility study were:

•                  John Thornton of Mintec (Tucson) provided mineral resource and reserve estimations, and open pit mine design, scheduling and haulage profiles.

•                  John Roberts, Roberts & Associates (Tucson) provided open pit capital and operating costs.

•                  AST Mining Canada provided underground mine plan and stope design.

•                  Dr. Ben Seegmiller of Seegmiller International provided geotechnical analysis and pit slope design recommendations.

•                  Tony Crews of The Mines Group (Reno) provided geotechnical design for the pad and pond areas of the heap leach, the earthworks for the millsite, design of the water dam and tailings impoundment, and general hydrologic review.

•                  Sonora Naturals S.A. de C.V. (Hermosillo) provided materials and labor take-offs, and Mexican-sourced costs.

•                  Hidrolab Consultores, S.C. (Sonora) provided the water source assessment study.

•                  Heuristica Ambiental Consultoria, S.C.  (Hermosillo) completed environmental permit applications and social, environmental and impact studies.

Page 2-8

The finished study is considered to be accurate to within +/- 10% of capital and operating costs, and +/- 10% for technical performance details.

2.4  Supporting Data

Previous reports exist containing information about the location, history, geological setting, deposit types and mineralization.  Therefore, sections detailing this information about the project were omitted from this report.  Information on these aspects of the project can be found in reports from Pincock, Allen and Holt (April 2001, April 2000 and December 1999) and from Behre Dolbear de Mexico (dated March 1999).  These reports can be found at www.sedar.com.

Page 3-1

3.0                 DESIGN CRITERIA

Design criteria are tabulated on the following pages.

Source codes designate where the criteria were developed from.

Code Summary

Code	Description
A	Criteria Provided by Gammon Lake
B	Estimated for Now, Needs to be Confirmed
C	Unknown, Needs to be Determined
D	Defined by KCA
E	Estimated from Process Calculations
F	Referenced from Elsewhere in the Spreadsheet
G	Complete
H	Known Value from Literature
I	As Noted
J	MDM Report to Bolnisi
K	Testwork Performed by Ammtec for Bolnisi
L	Testwork Performed by KCA for Gammon Lake
M	Vendor Data

Kappes, Cassiday and Associates	Sec 3.0 Design Criteria
November 2004	Mill

Page 3-2

3.1	Gammon Lake Resources
	Ocampo Project Design Criteria
	1,500 t/d Underground Mine and Merrill Crowe Processing Plant

	Description of Item	Criteria	Source	Comments
			See Tab
			Source
			Codes

3.1.1	General Site Conditions

3.1.1.1	Location
	Country	Mexico	A
	Region	Chihuahua	A
	Nearest town	Ocampo	A
	Nearest metropolitan area	Ciudad Chihuahua	A
	Preferred port	Guaymas	D

3.1.1.2	Elevation
	Process plant base elevation, m above sea level	crushing/grinding/thickening @1940, rest of plant @ 1935	B
	Mine, shaft daylight location, base elevation, m above sea level	1940	A

3.1.1.3	Meteorological
	Meteorological data base used	Moris station, 1972 to 1992	D
	Nearest meteorological station comparison	W	D
	Average annual, degrees C		C
	Average coldest month, degrees C	-6.4	J
	Average hottest month, degrees C	34.5	J
	Absolute maximum, degrees C	40	J
	Absolute minimum, degrees C	-10	J
	Average coldest season, degrees C		C
	Precipitation per year, mm	840	F	see site data tab
	Precipitation by month	—	D	see site data tab
	Average storm duration, hours		C
	Maximum recorded precipitation event in 24 h, mm	135	F	see site data tab
	Estimated 100 y, 24 h storm event	200	F	see site data tab
	Evaporation per year, mm	1600	B	estimated from experience
	Evaporation by month, mm		C
	Wind, average Speed, m/s		C
	Wind, maximum speed, m/s		C
	Wind, prevailing direction		C

3.1.1.4	Seismic
	Rating	low	D	Criteria

3.1.2	Mining

3.1.2.1	Design Basis
	Ore Capacity, t/y	547,500	A
	Operation, days/y	365	B
	Operation, days/week	7	B
	Operation, shifts/d	2	B
	Operation, hours/shift	12	B
	Delivery to Primary Crusher, t/d	1,500	E
	Waste/Ore ratio	0.5	B
	Waste hoisting requirement, t/d	750	E
	Total hoisting requirement, t/d	2,250	E

3.1.2.2	Resources
	Grade, g Au/t	4.49	F
	Grade, g Ag/t	236	F

3.1.2.3	Run-of-Mine Ore Characteristics
	Size, 80% passing, mm	150	B
	Ore moisture content, nominal, %	2	B
	Ore moisture content, maximum, %	10	B
	Bulk density, t/m3	1.6	B
	Work Index, crushing, kWh/t	17.7	D	KCA to Gammon Lake,Jul03
	Work Index, SAG, kWh/t	20.9	D	KCA to Gammon Lake,Jul03
	Work Index, rod mill, kWh/t	19.3	K	Determinations by Ammtec for Bolnisi
	Work Index, ball mill, kWh/t	20.5	K	Determinations by Ammtec for Bolnisi
	Abrasion index	0.45	B
	Specific gravity	2.6	B

Page 3-3

3.1.3	Processing

3.1.3.1	Design Basis
	Plant location	immediately south of shaft	D
	Shaft coordinates, approximate, site specific
	Northing	11170	D
	Easting	21103	D
	Plant base elevation, m	@1940, rest of plant @ 1935	D

	Operation, d/y	365	D
	Operation, weeks/y	52	D
	Operation, d/week	7	D
	Operation, shifts/d	2	D
	Operation, h/shift	12	D
	Availability, %	95	D
	Plant capacity, average, dry, t/d	1,500	D
	Nominal feed rate, dry, t/h	66	E
	Maximum feed rate, dry, t/h	79	E
	Comminution configuration	fine crush/rod mill/ball mill	D
	Metals extraction configuration	leach/CCD/Merrill Crowe	D

	Grind size, 80 % passing, microns	75	L	see recovery tab
	Gravity circuit, yes/no	no	D
	Tailings handling	no cyanide destruct/unlined valley	D

	Enclosed building, yes/no	no, only a roof over grinding bay	D
	Maximum capacity, percent over nominal	20%	D

3.1.3.2	Crushing

3.1.3.2.1	Design Basis
	Operation, d/y	365	D
	Operation, d/week	7	D
	Operation, shifts/d	1	D
	Operation, h/shift	12	D
	Availability, %	80	D
	Nominal feed rate, dry, t/h	156	E
	Maximum feed rate, dry, t/h	188	E
	Crane access configuration	mobile	D

3.1.3.2.2	Receiving Hopper & Crusher Feeder
	Hopper capacity, t	100	D
	Hopper grizzly bar spacing, mm	600	D
	Rock breaker, yes/no	yes	D
	Feeder, type	apron	D
	Estimated broken ore bulk density, t/m3	1.6	F
	Ore moisture content, nominal, %	2	F
	Ore moisture content, maximum, %	10	F
	Nominal feed rate, wet, t/h	159	F
	Maximum feed rate, wet, t/h	208	E
	Loading at maximum feed rate. %	80	D
	Maximum slope, degrees	0	D
	Speed, percent of normal operating.	80	D

3.1.3.2.3	Primary Crusher
	Type	jaw	D
	Nominal feed rate, wet, t/h	159	F
	Maximum feed rate, wet, t/h	208	F
	Crusher feed, 100% passing. mm	600	B
	Crusher feed, 80% passing. mm	500	B
	Crusher product, 100% passing. mm	125	D
	Crusher product, 80% passing. mm	100	D
	Work Index, crushing, kWh/t	17.7	F
	Unit power input required at the input shaft, kWh/t	0.41	E
	Estimated power required at the input shaft, at max, kW	78	E
	Drive losses, %	10	B
	Estimated installed power required, kW	86	E
	Selected Crusher	Nordberg C125B, 950 x 1 250	D

Page 3-4

3.1.3.2.4	Secondary Crusher Screen
	Type	vibrating double deck	D
	Circulating load. %	250	D
	Nominal feed rate, wet, t/h	399	F
	Maximum feed rate, wet, t/h	478	E
	Undersize product, 100% passing. mm	20	B
	Undersize product, 80% passing. mm	16	D
	Top deck screen opening, mm	50 x 50 rubber	D
	Bottom deck screen opening, mm	20 x 100 poly panels	D
	% solids	98	E
	Flux, t/hr/m2	50	D
	Length/width ratio	3.0	D
	Spray water rate, m3/hr/dry t/h	0	D
	Nominal oversize rate, wet, t/h	239	E
	Nominal undersize rate, wet, t/h	159	F
	Maximum oversize rate, wet, t/h	319	E
	Maximum undersize rate, wet, t/h	208	F
	Screen oversize bulk density, t/m3	1.6	D
	Screen undersize bulk density, t/m3	1.6	D

3.1.3.2.5	Secondary Crusher
	Type	cone	D
	Nominal new feed rate, dry, t/h	239	F
	Maximum new feed rate, dry, t/h	319	F
	Crusher feed, 100% passing. mm	125	F
	Crusher feed, 80% passing. mm	100	F
	Crusher product, 100% passing. mm	38	D
	Crusher product, 80% passing, mm	25	D
	Work Index, crushing, kWh/t	17.7	F
	Unit power input required at the input shaft, kWh/t	0.75	E
	Estimated power required at the input shaft, at max, kW	215	E
	Drive losses, %	10	B
	Estimated installed power required, kW	239	E
	Selected Crusher	Nordberg HP 500, 300 kW, 295 to	D

3.1.3.2.6	Combined Crushers Discharge Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	D
	Nominal conveyor load, wet, t/h	399	E
	Maximum conveyor load, wet, t/h	527	E
	Loading at maximum feed rate. %	80	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	100	D

3.1.3.2.7	Screen Feed Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	D
	Nominal conveyor load, wet, t/h	399	F
	Maximum conveyor load, wet, t/h	527	F
	Loading at maximum feed rate. %	80	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	100	D

3.1.3.2.8	Screen Oversize Surge Bin
	Residence time, minutes at maximum flow	5	D
	Material of construction	carbon steel/lined with ball mill	D

3.1.3.2.9	First Screen Oversize Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	D
	Nominal conveyor load, wet, t/h	239	F
	Maximum conveyor load, wet, t/h	319	F
	Loading at maximum feed rate. %	80	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	100	D

3.1.3.2.10	Second Screen Oversize Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	D
	Nominal conveyor load, wet, t/h	239	F
	Maximum conveyor load, wet, t/h	319	F
	Loading at maximum feed rate. %	80	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	100	D

3.1.3.2.11	Screen Undersize Surge Bin
	Residence time, minutes at maximum flow	5	D
	Material of construction	carbon steel/lined with ball mill	D

Page 3-5

3.1.3.2.12	Screen Undersize Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	D
	Nominal conveyor load, wet, t/h	159	F
	Maximum conveyor load, wet, t/h	208	F
	Loading at maximum feed rate. %	80	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	100	D

3.1.3.2.13	Crusher Building Sump Pump
	Nominal flow, m3/hr	25	D
	Maximum flow, m3/hr	25	D
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	vertical slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

3.1.3.2.14	Wet Scrubber
	Volumetric air handling rate, Nm3/h	50000	D
	Scrubbing water requirement, m3 water/h/1,000 Nm3 air /h	0.4	D
	Scrubbing water requirement, m3 water/h	20	E
	Dust loading, mg/Nm3 air	100	D
	Scrubber effluent solids loading, g/m3	250	E

3.1.3.2.15	Wet Scrubber Discharge Pump Box
	Configuration	single box	D
	Geometry	square section with sloped	D
	Number of discharge nipples, per box	1	D
	Aspect ratio, total height/side length	1.5	D
	Residence time, minutes at maximum flow	5	D
	Freeboard, m	0.1	D
	Material of construction	carbon steel/rubber lined	D

3.1.3.2.16	Wet Scrubber Discharge Pump
	Nominal flow, m3/hr	20	D
	Maximum flow, m3/hr	45	D
	Nominal head, m	10	D
	Maximum head, m	29	D
	Type	horizontal slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

3.1.3.2.17	Crushed Ore Characteristics
	Size, 80% passing, mm	16	D
	Average bulk density, t/m3	1.6	D
	Moisture, %, nominal	2	F
	Moisture, %, maximum	10	F
	Angle of repose, degrees	37	D
	Angle of drawdown, degrees	70	D
	Flowability		C

3.1.3.3	Fine Ore Storage and Reclaim

3.1.3.3.1	Design Basis
	Ore capacity, t/y	547,500	F
	Plant capacity, average, dry, t/d	1,500	F
	Operation, d/y	365	F
	Operation, shifts/d	2	F
	Operation, h/shift	12	F
	Plant availability, %	95	F
	Nominal rate, dry, t/h	66	F
	Maximum rate, dry, t/h	79	F

3.1.3.3.2	Fine Crushed Ore Storage Bin
	Capacity, hours of operation at nominal rate	24	D
	Capacity, t, wet at nominal % moisture	1611	E
	Number of bins	1	D
	Freeboard, m	1.5	D
	Aspect ratio, h/d	1.0	D

3.1.3.3.3	Fine Crushed Ore Reclaim Feeders
	Reclaim feeders, type	passive slot	D
	Number - under fine ore bin, operating	3	D
	Number - under fine ore bin, installed	3	D
	Ore moisture content, maximum, %	10	F

Page 3-6

3.1.3.4	Grinding

3.1.3.4.1	Design Basis
	Nominal feed rate, dry, t/h	66	F
	Maximum feed rate, dry, t/h	79	F
	Operation, days/year	365	F
	Operation, shifts/day	2	F
	Operation, hours/shift	12	F
	Plant availability, %	95	F
	Plant capacity, average t/day	1,500	F
	Crane access configuration	fixed overhead	D

3.1.3.4.2	Rod Mill Feed Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	F
	Nominal conveyor load, wet, t/hr	67	F
	Maximum conveyor load, wet, t/hr	87	E
	Loading at maximum feed rate. %	80	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	100	D

3.1.3.4.3	Primary Grinding Mill
	Type	rod	D
	Configuration	open circuit	D
	Size, m x m	3.0 x 4.0 F/F	B
	Recirculating load, dry, %	N/A	open circuit
	Nominal feed rate, dry, t/hr	66	F
	Maximum feed rate, dry, t/hr	79	F
	Feed size, 80 % passing, microns	16000	F
	Rod diameter, mm	100	D
	Rod length, m	4.1	D
	Mill speed, percent of critical	80	D
	Bond Work Index estimated, kWh/t	19.3	F
	Discharge size, 80 % passing, microns	850	D
	Unit power input required at the pinion, kWh/t	5.1	E
	Estimated power required at the pinion, at max, kW	402	E
	Drive losses, %	2	B
	Estimated installed power required, kW	410	E
	Selected installed power, kW	410	D
	Drive configuration	squirrel cage induction motor with	M
	Inching drive, yes/no	yes	D
	Discharge % solids	70	D
	Rod charge, % by volume	35	D
	Rod size, diameter, mm	100	D
	Number - operating	1	D
	Number - installed	1	D
	Lube system cooling water requirement, m3/h per mill	2.5	D
	Lube system cooling water return to?	cyclone feed pump box	D

3.1.3.4.4	Cyclone Feed Pump Box
	Configuration	pump	D
	Geometry	bottom	D
	Number of discharge nipples, per box	1	D
	Aspect ratio, total height/side length	1.5	D
	Residence time, minutes at maximum flow	5	D
	Freeboard, m	0.5	D
	Material of construction	carbon steel/rubber lined	D

3.1.3.4.5	Cyclone Feed Pump
	Nominal flow, m3/hr	356	F
	Maximum flow, m3/hr	428	E
	Nominal head, m	22	F
	Maximum head, m	24	F
	Type	horizontal slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	yes	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.4.6	Cyclone Cluster
	Size, diameter, mm	650	F
	Number operating	1	F
	Number installed	2	D
	Overflow, % solids	25	D
	Overflow, 80% passing, microns	75	F
	Inlet pressure, kPa at nominal operating conditions	100	F
	Underflow, % solids	70	D
	Underflow solids, sg	2.8	D

Page 3-7

3.1.3.4.7	Secondary Grinding Mill
	Type	ball with overflow discharge	D
	Configuration	cluster for each mill	D
	Size, m x m	4.1 x 5.8 F/F	B
	Recirculating load, dry, %	250	D
	Feed size, 80 % passing, microns	850	F
	Ball size, mm	mixed 63.5/50/38	D
	Mill speed, percent of critical	80	D
	Bond Work Index, kWh/t	20.5	F
	Unit power input required at the pinion, kWh/t	16.6	E
	Estimated power required at the pinion, at max, kW	1314	E
	Drive losses, %	2	B
	Estimated installed power required, kW	1340	E
	Selected installed power, kW	1350	D
	Drive configuration	squirrel cage induction motor with	M
	Inching drive, yes/no	yes	D
	Number - operating	1	D
	Number - installed	1	D
	Lube system cooling water requirement, m3/h per mill	2.5	D
	Lube system cooling water return to?	cyclone feed pump box	D

3.1.3.4.8	Rod Mill Area Sump Pump
	Nominal flow, m3/hr	25	D
	Maximum flow, m3/hr	25	D
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	vertical slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

3.1.3.4.9	Ball Mill Area Sump Pump
	Nominal flow, m3/hr	25	D
	Maximum flow, m3/hr	25	D
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	vertical slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

3.1.3.5	Grinding Thickener

3.1.3.5.1	Design Basis
	Crane access configuration	mobile	D

3.1.3.5.2	Trash Screen
	Type	static sieve bend	D
	Screen opening, mm	0.5	D
	% solids	25	F
	Flux, m3/hr/m2	30	B
	Length/width ratio	0.8	B
	Spray water rate, m3/hr/dry t/h	0.05	B

3.1.3.5.3	Thickener
	Type	high capacity	D
	Nominal feed rate, dry, t/hr	66	F
	Maximum feed rate, dry, t/hr	79	F
	Design basis flux, t/hr/m2	0.5	D	1.13 t/h/m2
	Installed nominal flux, t/hr/m2	0.4	E
	Installed maximum flux, t/hr/m2	0.5	E
	Area utilization factor, %	80	D
	Design basis net feed loading, m3/m2/h	2.6	D	From Testwork by Pocock for KCA
	Installed nominal net feed loading, m3/m2/h	1.2	E
	Installed maximum net feed loading, m3/m2/h	1.5	E
	Maximum rise rate, m/hr	1.0	D
	Feed, % solids	15	D	Internal circulation
	Underflow, % solids	45	D	% solids operationally achievable
	Overflow suspended solids, maximum, mg/L	500	D	ppm SS operationally achievable

3.1.3.5.4	Feed Mix Box
	Configuration	baffled box, l x w x h all equal	D
	Geometry	square section with flat bottom	D
	Number of discharge nipples, per box	1	D
	Aspect ratio, total height/side length	1.0	D
	Residence time, minutes at maximum flow	5	D
	Freeboard, m	0.2	D
	Material of construction	carbon steel/rubber lined	D

Page 3-8

3.1.3.5.5	Rake Drive and Lift
	Drive configuration	hydraulic	D
	Rake lift configuration	hydraulic	D

3.1.3.5.6	Thickener Tank
	Configuration	mounted on columns	D
	Material of construction	carbon steel	D

3.1.3.5.7	Grinding Thickener Overflow Tank
	Freeboard, m	0.3	D
	Capacity, minutes	15	D
	Number of tanks	1	D
	Aspect ratio, h/d	0.6	D
	Material of construction	carbon steel	D

3.1.3.5.8	Thickener Overflow Pump
	Nominal flow, m3/hr	117	F
	Maximum flow, m3/hr	140	E
	Nominal head, m	17	F
	Maximum head, m	17	F
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.5.9	Thickener Underflow Pump
	Nominal flow, m3/hr	106	F
	Maximum flow, m3/hr	128	E
	Nominal head, m	11	F
	Maximum head, m	12	F
	Type	horizontal slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	yes	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	Slurry yield value at specified underflow density, N/m2	<6.0	D	Pocock Testwork for KCA

3.1.3.5.10	Grinding Thickener Area Sump Pump
	Nominal flow, m3/hr	25	D
	Maximum flow, m3/hr	25	D
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	vertical slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

3.1.3.6	Conditioning

3.1.3.6.1	Design Basis
	Crane access configuration	mobile	D

3.1.3.6.2	Conditioning/Surge Tank
	Freeboard, m	0.8	D
	% solids	45	F
	Retention time, hours, total	8	D
	Number of tanks	1	D
	Air requirements, m3/hr/m3	0.0	D
	Agitator type	Axial Turbine,	D
	Aspect ratio, h/d	1.0	D
	Material of construction	carbon steel	D
	Slurry yield value at specified density, N/m2	<6.0	D	Pocock Testwork for KCA

3.1.3.7	Leaching

3.1.3.7.1	Design Basis
	Crane access configuration	mobile	D

3.1.3.7.2	Recovery
	Gold recovery, %	96	L	see recovery tab
	Silver recovery, %	93	L	see recovery tab

Page 3-9

3.1.3.7.3	Leach Tanks
	Freeboard, m	0.8	D
	% solids	45	F
	Retention time, hours, total	48	D	see recovery tab
	pH	10.5	D
	Number of tanks	6	D
	Air requirements, Nm3/hr/m3	0.1	D
	Agitator type	Axial Turbine,	D
		Dual, Rubber-lined
	Aspect ratio, h/d	1.0	D
	Material of construction	carbon steel	D
	Slurry yield value at specified density, N/m2	<6.0	D	Pocock Testwork for KCA
	Cyanide concentration in tank number one, mg/L	1000	D	see recovery tab
	Cyanide concentration in tanks numbers two to six	allow to decay	D
	Cyanide concentration in leach discharge, mg/L	400	D	see recovery tab

3.1.3.7.4	Leaching Area Sump Pump
	Nominal flow, m3/hr	25	D
	Maximum flow, m3/hr	25	D
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	vertical slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

3.1.3.8	Washing

3.1.3.8.1	Design Basis
	Configuration	CCD thickeners	D
	Wash ratio	2.5	D
	Washing efficiency. %	95	D
	Gold soluble losses, max, %	0.0075	D	see recovery tab
	Silver soluble losses, max, %	0.0105	D	see recovery tab
	Crane access configuration	mobile	D
	Fraction of first stage thickener overflow to pregnant	0.00	D

3.1.3.8.2	CCD Thickeners
	Type	high capacity	D
	Nominal feed rate, dry, t/hr	66	F
	Maximum feed rate, dry, t/hr	79	F
				Pocock Testwork for KCA indicates 0.58 to
	Design basis flux, t/hr/m2	0.5	D	1.13 t/h/m2
	Installed nominal flux, t/hr/m2	0.4	E
	Installed maximum flux, t/hr/m2	0.5	E
	Area utilization factor, %	80	B
	Design basis net feed loading, m3/m2/h	2.6	D	From Testwork by Pocock for KCA
	Installed nominal net feed loading, m3/m2/h	1.2	E
	Installed maximum net feed loading, m3/m2/h	1.5	E
	Maximum rise rate, m/hr	1.0	D
	Feed, % solids	15	D	Internal circulation
				Pocock Testwork for KCA indicates 60 to 62
	Underflow, % solids	60	D	% solids operationally achievable
				Pocock Testwork for KCA indicates 75 to 300
	Overflow suspended solids, maximum, mg/L	500	D	ppm SS operationally achievable
	Number of stages	4	D

3.1.3.8.3	Feed Mix Boxes
	Configuration	baffled box, l x w x h all equal	D
	Geometry	square section with flat bottom	D
	Number of discharge nipples, per box	1	D
	Aspect ratio, total height/side length	1.0	D
	Residence time, minutes at maximum flow	5	D
	Freeboard, m	0.2	D
	Material of construction	carbon steel/rubber lined	D

3.1.3.8.4	Rake Drives and Lifts
	Drive configuration	hydraulic	D
	Rake lift configuration	hydraulic	D

3.1.3.8.5	Thickener Tank
	Configuration	mounted on columns	D
	Sidewall height, m	3.0
	Freeboard, m	0.2	D
	Material of construction	carbon steel	D

Page 3-10

3.1.3.8.6	First Stage CCD Thickener Overflow Tank
	Freeboard, m	0.8	D
	Capacity, minutes	7.5	D
	Number of tanks	1	D
	Aspect ratio, h/d	0.4	D
	Material of construction	carbon steel	D

3.1.3.8.7	First Stage CCD Thickener Overflow Tank Pump
	Nominal flow, m3/hr	204	F
	Maximum flow, m3/hr	244	E
	Nominal head, m	8	F
	Maximum head, m	8	F
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.8.8	Thickener Underflow Pumps
	Nominal flow, m3/hr	70	F
	Maximum flow, m3/hr	84	E
	Nominal head, m	13	F
	Maximum head, m	13	F
	Type	horizontal slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	yes	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	Slurry yield value at specified underflow density, N/m2	12 to 14	D	Pocock Testwork for KCA

3.1.3.8.9	Washing Area Sump Pump
	Nominal flow, m3/hr	25	D
	Maximum flow, m3/hr	25	D
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	vertical slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

3.1.3.9	Metal Recovery

3.1.3.9.1	Design Basis
	Configuration	Merrill Crowe	D
	Nominal flow, m3/hr, from mill	204	F
	Maximum flow, m3/hr, from mill	244	E
	Average mill solution grade, g Au/L	1.4	D
	Average mill solution grade, g Ag/L	71	D
	Metal recovery from solution, %, Au	98	D
	Metal recovery from solution, %, Ag	98	D
	Overall mill recovery, %, Au	96.0	E
	Overall mill recovery, %, Ag	93.0	E
	Gold produced from mill, kg/d, nominal	7	E
	Silver produced from mill, kg/d, nominal	340	E
	Gold produced from mill, kg/d, maximum	8	E
	Silver produced from mill, kg/d, maximum	408	E
	Nominal flow, m3/hr, from heap	570	F	from heap leach design criteria
	Maximum flow, m3/hr, from heap	684	F	from heap leach design criteria
	Average heap solution grade, g Au/L	0.8	F	from heap leach design criteria
	Average heap solution grade, g Ag/L	23	F	from heap leach design criteria
	Metal recovery from heap solution, %, Au	98	D
	Metal recovery from heap solution, %, Ag	98	D
	Overall heap recovery, %, Au	85	E	from heap leach design criteria
	Overall heap recovery, %, Ag	69	E	from heap leach design criteria
	Gold produced from heap, kg/d, nominal	11	E
	Silver produced from heap, kg/d, nominal	302	E
	Gold produced from heap, kg/d, maximum	13	E
	Silver produced from heap, kg/d, maximum	362	E
	Nominal flow, m3/hr, total	774	E
	Maximum flow, m3/hr, total	928	E
	Total gold produced, kg/d, nominal	17	E
	Total silver produced, kg/d, nominal	642	E
	Total precious metal produced, kg/d, nominal	659	E
	Total gold produced, kg/d, maximum	21	E
	Total silver produced, kg/d, maximum	770	E
	Total precious metal produced, kg/d, maximum	791	E

Page 3-11

3.1.3.9.2	Dirty Pregnant Solution Storage Tank
	Freeboard, m	0.8	D
	Capacity, hours	0.5	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Material of construction	carbon steel	D

3.1.3.9.3	Dirty Pregnant Solution Pumps (Clarification Filters Feed)
	Nominal flow, m3/hr	774	F
	Maximum flow, m3/hr	928	F
	Nominal head, m	45	F
	Maximum head, m	46	F
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	yes	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.9.4	Clarification Filters
	Type	pressure leaf	D
	Nominal flow, m3/hr	774	F
	Maximum flow, m3/hr	928	F
	Average pressure drop, kPa	220	D
	Maximum pressure drop, kPa	340	D
	Flux, m3/hr/m2	1.80	B
	Area utilization factor, %	80	B
	Cycle time between backwash, precoat and return to	24	D
	Time for backwash and precoat, h	2	D

3.1.3.9.5	Clarified Pregnant Solution Storage Tank
	Freeboard, m	0.8	D
	Capacity, hours	0.5	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Material of construction	carbon steel	D

3.1.3.9.6	Clarified Pregnant Solution Pumps (Deaeration Tower Feed)
	Nominal flow, m3/hr	774	F
	Maximum flow, m3/hr	928	F
	Nominal head, m	22	F
	Maximum head, m	23	F
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.9.7	Pregnant Solution Sampler
	Type	pressure pipe solenoid thief type

3.1.3.9.8	Deaeration Tower
	Nominal flow, m3/hr	774	F
	Maximum flow, m3/hr	928	F
	Flux, m3/hr/m2	75	D
	Number of towers	2	D
	Aspect ratio, h/d	2.25	D
	Packing	redwood grids	D
	Material of construction	carbon steel	D

3.1.3.9.9	Deaeration Tower Vacuum System Air/Liquid Separation Vessel
	Volume. m3	2.0	D
	Aspect ratio, h/d	2.25	D
	Number of towers	1	D
	Material of construction	carbon steel	D

3.1.3.9.10	Deaeration Tower Vacuum System Air/Liquid Separator Seal Water Tank
	Freeboard, m	0.2	D
	Volume. m3	0.9	D
	Aspect ratio, h/d	1.00	D
	Number of tanks	1	D
	Material of construction	carbon steel	D

Page 3-12

3.1.3.9.11	Deaeration Tower Vacuum System Vacuum Pump
	Nominal flow, Nm3/hr	500	D
	Maximum flow, Nm3/hr	600	E
	Nominal head, m	-8.3	D
	Maximum head, m	-8.3	D
	Type	liquid seal ring	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.9.12	Zinc Dust Addition
	Cone seal water addition rate, m3/h	2	D
	Addition system configuration	belt feeder	D

3.1.3.9.13	Press Feed Pumps
	Nominal flow, m3/hr	776	F
	Maximum flow, m3/hr	931	E
	Nominal head, m	32	F
	Maximum head, m	33	F
	Type	submerged in line process	D
	Motor power factor, %	15	D
	Variable speed, yes/no	yes	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.9.14	Precipitate Presses
	Type	pressure plate & frame	D
	Nominal flow, m3/hr	776	F
	Maximum flow, m3/hr	931	F
	Average pressure drop, kPa	220	D
	Maximum pressure drop, kPa	340	D
	Flux, m3/hr/m2	2.93	B
	Area utilization factor, %	100	B

3.1.3.9.15	Press Discharge View/V Notch Weir Box
	Freeboard, m	0.1	D
	Height, m	1.0	D
	Length, m	1.5	D
	Width, m	0.8	D
	Number of Baffles	3
	Material of construction	carbon steel	D

3.1.3.9.16	Barren Solution Sampler
	Type	pressure pipe solenoid thief type

3.1.3.9.17	Barren Solution Storage Tank
	Freeboard, m	0.8	D
	Capacity, hours	0.5	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Material of construction	carbon steel	D

3.1.3.9.18	Barren Solution Pumps
	Nominal flow, m3/hr	776	F
	Maximum flow, m3/hr	931	F
	Nominal head, m	10	F
	Maximum head, m	11	F
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.8.19	Merrill Crowe Area Sump Pump
	Nominal flow, m3/hr	25	D
	Maximum flow, m3/hr	25	D
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	vertical slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

Page 3-13

3.1.3.9.20	Precipitate Handling from Presses to Drying Oven
	Configuration	drop from press into pans on a	D

	Precipitate grade, % Au + Ag	50	B
	Precipitate production, kg/d, nominal, from mill solution	694	E
	Precipitate production, kg/d, maximum, from mill solution	832	E
	Precipitate production, kg/d, nominal, from heap leach	625	E
	Precipitate production, kg/d, maximum, from heap leach	749	E
	Precipitate production, kg/d, nominal, total	1,318	E
	Precipitate production, kg/d, maximum, total	1,582	E
	Moisture content of precipitate, % H20, nominal	15	D
	Moisture content of precipitate, % H20, nominal	20	D
	Wet precipitate production, kg/d, nominal, total	1551
	Wet precipitate production, kg/d, maximum, total	1977
	Press dump area dimensions, mm x mm	5,487 x 1,295	M
	Precipitate pan inside dimensions, W x L x H mm x mm x	1,300 x 1,300 x 150	D
	Side wings width, mm	100	D
	Material of construction	carbon steel	D
	Material thickness, mm	3.18	D
	Pan weight, kg	51	E
	Estimated precipitate bulk density, kg/m3	4000	D
	Number of pans that will fit in the dump area of the press	4	D
	Holding capacity of press, m3	2.07	M
	Holding capacity of press, kg	3,402	M
	Number of presses dumped per day	1	D
	Weight of wet precipitate per pan, kg, nominal	388	E
	Weight of wet precipitate per pan, kg, maximum	494	E
	Volume of precipitate per pan, m3, nominal	0.10	E
	Volume of precipitate per pan, m3, maximum	0.12	E
	Depth of precipitate in pan, mm, nominal	57	E
	Depth of precipitate in pan, mm, maximum	73	E

3.1.3.9.22	Precipitate Dryer
	Capacity, days precipitate production	1.5	D
	Source of Energy	electricity or LP gas	D
	Energy Requirement, kW	135	B
	Configuration	precipitate pans loaded onto dryer conveyor and jogged into oven one at a time until all four pans are loaded, then a 12 h dry and cool cycle	D

	Operating temperature, deg C	200	D

3.1.3.9.23	Precipitate Handling from Drying Oven to Mixer
		pans conveyed out the end of the dryer on the dryer conveyor, one at a time, then onto roller conveyor and dumped into screw conveyors for transfer the mixer

3.1.3.9.24	Flux Handling
	Configuration	bags into bins then manually weigh out batches using platform scale. Add to mixer from elevated platform via chute into mixer when mixer is tilted into vertical loading

3.1.3.9.25	Mixed Precipitate plus Flux Handling from Mixer to Furnace

discharge from mixer when in horizontal discharging position into a hopper equipped with a short screw conveyor on the bottom. transport to furnace with refinery dedicated forklift. auger into furnace from hopper

Page 3-14

3.1.3.9.23	Smelting
	Furnace type	tilting reverberatory	D
	Heat source	diesel	D
	Furnace capacity, kg brass equivalent	2500	D
	Furnace heat requirement, kJ/s	300	B
	Furnace operating temperature, degrees Celsius	1300	D
	Weight of precipitate + flux, kg/d, nominal	2,636	E
	Weight of precipitate + flux, kg/d, maximum	3,164	E
	Bar grade, % Au + Ag	95	D
	Weight of Dore poured, kg/d, nominal	694	E
	Weight of Dore poured, kg/d, maximum	833	E
	Bar weight, kg	40	D
	Number of bars poured per day, nominal	17	E
	Number of bars poured per day, maximum	21	E
	Weight of slag poured, kg/d, nominal	1,943	E
	Weight of slag poured, kg/d, maximum	2,331	E
	Slag pot capacity, kg	100	D
	Slag pots handled per day, maximum	23	E
	Slag handling method	return to process via addition to	D
	Operating schedule, h/d, nominal, mill	4	D
	Operating schedule, h/d, maximum, mill	5	E
	Operating schedule, h/d, nominal, heap leach	4
	Operating schedule, h/d, maximum, heap leach	4
	Heat value of diesel, kJ/L (net of efficiency losses)	18750	H
	Fuel burn rate, L/min	1.0	E
	Fuel burn rate, L/d, nominal, mill	230
	Fuel burn rate, L/d, maximum, mill	276
	Fuel burn rate, L/d, nominal, heap leach	207	E
	Fuel burn rate, L/d, maximum, heap leach	249

3.1.3.2.24	Wet Scrubber
	Volumetric air handling rate, Nm3/h	5000	D
	Scrubbing water requirement, m3 water/h/1,000 Nm3 air /h	0.4	D
	Scrubbing water requirement, m3 water/h	2	E
	Dust loading, mg/Nm3 air	100	D
	Scrubber effluent solids loading, g/m3	250	E

3.1.3.2.25	Wet Scrubber Discharge Pump Box
	Configuration	single box	D
	Geometry	square section with sloped	D
	Number of discharge nipples, per box	1	D
	Aspect ratio, total height/side length	1.5	D
	Residence time, minutes at maximum flow	5	D
	Freeboard, m	0.1	D
	Material of construction	carbon steel/rubber lined	D

3.1.3.2.26	Wet Scrubber Effluent Circulating Pump
	Nominal flow, m3/hr	30	F
	Maximum flow, m3/hr	30	E
	Nominal head, m	40	D
	Maximum head, m	40	D
	Type	horizontal slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

3.1.3.8.27	Refinery Area Sump Pump
	Nominal flow, m3/hr	5	D
	Maximum flow, m3/hr	5	D
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	vertical water/solution	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

3.1.3.10	Tailings Treatment and Disposal

3.1.3.10.1	Design Basis
	Tailings type	no cyanide destruct/unlined valley dam/zero discharge/dry stacking	F

Page 3-15

3.1.3.10.2	Final Tailings Collection/Sampler Presentation Box
	Configuration	one box with baffles and single round outlet	D
	Geometry	square section with flat bottom	D
	Number of discharge nipples, per box	1	D
	Aspect ratio, total height/side length	0.75	D
	Residence time, minutes at maximum flow	N/A	D
	Freeboard, m	N/A	D
	Material of construction	carbon steel/rubber lined	D

3.1.3.10.3	Primary Sampler
	Type	Intermittent linear	D

3.1.3.10.4	Secondary Sampler
	Type	continuous Vezin	D

3.1.3.10.5	Six Way Filter Feed Flowsplitter
	Configuration	round with central feed pipe discharging over v notches to six outlet ports fitted out for dart valve closure. Three ports for 1,500 t/d, the other three for expansion to 3,000 t/d in future	D

	Geometry	concentric inner round feed	D
	Number of discharge nipples, per box	1	D
	Aspect ratio, h/d	1.5	D
	Residence time, minutes at maximum flow	N/A	D
	Freeboard, m	N/A	D
	Material of construction	carbon steel/rubber lined	D

3.1.3.10.6	Tailings Filters
	Type	vacuum belt	D
	Nominal feed rate, dry, t/hr	66	F
	Maximum feed rate, dry, t/hr	79	F
	Design basis flux, t/hr/m2	0.80	D	Pocock Testwork for KCA indicates 0.97 with 75 g/t flocculant
	Installed nominal flux, t/hr/m2	0.5	E
	Installed maximum flux, t/hr/m2	0.7	E
	Area utilization factor, %	80	D
	Cake moisture, %	25	D	Pocock Testwork for KCA
	Filtrate flow, m3/h, nominal	41	F
	Filtrate flow, m3/h, maximum	50	E
	Wash efficiency, %	90	D
	Flocculant addition, g/t	75	D	Pocock Testwork for KCA

3.1.3.10.7	Tailings Filters Vacuum System Filtrate Receiver
	Volume. m3	4.0	D
	Aspect ratio, h/d	2.25	D
	Number of tanks, one per filter, comes with filters	3	D
	Material of construction	carbon steel	D

3.1.3.10.8	Filtrate Pumps
	Nominal flow, m3/hr	41	F
	Maximum flow, m3/hr	50	F
	Nominal head, m	16	F
	Maximum head, m	16	F
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps, one per filter, comes with	3	D
	Number of installed spares	0	D

3.1.3.10.11	Tailings Filters Vacuum System Air/Liquid Separation Vessel
	Volume. m3	4.0	D
	Aspect ratio, h/d	2.25	D
	Number of towers	1	D
	Material of construction	carbon steel	D

3.1.3.10.12	Tailings Filters Vacuum System Air/Liquid Separator Seal Water Tank
	Freeboard, m	0.2	D
	Volume. m3	0.9	D
	Aspect ratio, h/d	1.00	D
	Number of tanks	1	D
	Material of construction	carbon steel	D

Page 3-16

3.1.3.10.13	Tailings Filters Vacuum System Vacuum Pump
	Nominal flow, Nm3/hr, each	12400	D
	Maximum flow, Nm3/hr, each	14880	E
	Nominal head, m	-7.0	D
	Maximum head, m	-7.5	D
	Type	liquid seal ring	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	2	D
	Number of installed spares	1	D

3.1.3.10.14	Tailings Treatment
	WAD cyanide concentration in entrained moisture in tailing	15	E	Flowsheet & Mass Balance, Mill Rev A
	Further Treatment Required, yes/no	no	D

3.1.3.10.15	Tailings Transport
	Method	filter cake on overland conveyor to perimeter of tailings impoundment area then short mobile conveyors to move to stack within impoundment area	D
	Type	belt	D
	Ore moisture content, maximum, %	20	D
	Nominal conveyor load, wet, t/h	88	E
	Maximum conveyor load, wet, t/h	99	E
	Loading at maximum feed rate. %	80	D
	Maximum slope, degrees	-17	D
	Speed, percent of normal operating.	100	D

3.1.3.10.16	Tailings Area Sump Pump
	Nominal flow, m3/hr	25	D
	Maximum flow, m3/hr	25	D
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	vertical slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

3.1.3.12	Reagents

3.1.3.12.1	Sodium Cyanide
	Provides heap leach as well via barren pond, yes/no	yes	D
	Consumption, kg/t	2.00	D	see recovery tab, includes heap leach requirement
	Consumption, kg/d, nominal	6,187
	Consumption, kg/d, maximum	7,985	E
	Form	briquette	D
	Container configuration	flow bins	M
	Container size, kg	900	M
	Container storage capacity, days	7	D
	Cyanide in containers storage capacity, t	56	E
	Cyanide in containers storage capacity, number of contain	62	E

3.1.3.12.1.1	Mix /Storage Tank
	Configuration	ends
	Storage tank capacity, hours	12.0	D
	Storage tank capacity, number of containers	4.4	E
	Concentration, wt. %	20	D
	Freeboard, m	0.2	D
	Number of tanks	1	D
	Aspect ratio, l/d	3.0	D
	Maximum pipeline velocity, m/s	0.7	D

3.1.3.12.1.2	Circulating Pump
	Nominal flow, L/min	20	E
	Maximum flow, L/min	26	E
	Selected flow, L/min	100	D
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	Addition to process from circulating loop	mag flowmeters & control valves	D

Page 3-17

3.1.3.12.2	Lime
	Consumption, kg 100 % CaO equivalent/t	1.66	D
	Configuration	mounted over rod mill feed belt	D

	Consumption, kg 100 % CaO equivalent/d, maximum	3,145	E
	Form	bulk pebble quicklime	D
	Storage capacity, days	7	D
	Storage capacity, t	22	E
	Selected silo size, truckloads	2.5	D
	Truck size, t	20	B
	Selected silo size, t	50	E
	Bulk density, t/m3	0.85 to 0.90	D
3.1.3.12.3	Antiscalant
	Provides heap leach as well via barren pond, yes/no	yes	D
	Consumption, mg/L	7.5	D
	Delivery system	flow controlled with manual valve	D
	Consumption, kg/d, nominal	160	E
	Consumption, kg/d, maximum	315	E
	Form	liquid in 1 m3 containers	D
	Specific gravity	1.0	D
	Container weight, kg	1000	E
	Storage capacity, days	7	D
	Storage capacity, t	2.2	E
	Storage capacity, number of containers	2.2	E

3.1.3.12.4	Flocculant
	Type	dry	D
	Consumption, g/t, nominal, (total thickeners + filters)	200	E
	Grinding and first stage CCD	25	D	g/t
	Subsequent CCD units, three	25	D	g/t
	Tailings filters	75	F
	Consumption, kg/d, maximum, total	379	E
	Form	dry powder in bulk bags	D
	Bag size, kg	800	D
	Bagged flocculant storage capacity, days	7	D
	Bagged flocculant storage capacity, t	2.7	E
	Bagged flocculant storage capacity, number of bags	3.3	E
	Grinding and first stage CCD, kg/d, maximum	95	E
	Subsequent CCD units	142	E
	Configuration	vendor package automatic mix system	D

3.1.3.12.4.1	Aging Tank
	Day tank capacity, hours	18	D
	Concentration, % w/w	0.5	D
	Storage tank capacity, number of bags	0.4	E
	Freeboard, m	0.2	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Agitated?, yes/no	yes	D

3.1.3.12.4.2	Transfer Pump
	Time to transfer, h	2	D
	Nominal flow, L/min	568	E
	Maximum flow, L/min	682	E
	Nominal head, m	10	D
	Maximum head, m	10	D
	Type	progressing cavity	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.12.4.1	Storage Tank
	Day tank capacity, hours	18	D
	Concentration, % w/w	0.5	D
	Storage tank capacity, number of bags	0.4	E
	Freeboard, m	0.2	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Agitated?, yes/no	no	D

3.1.3.12.4.2	Circulating Pump
	Nominal flow, L/min	53	E
	Maximum flow, L/min	63	E
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	progressing cavity	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	Addition to process from circulating loop	mag flowmeters & control valves	D

Page 3-18

3.1.3.12.5	Zinc Dust
	Consumption, g Zn dust/g (Au + Ag) in pregnant solution	1.5	D
	Consumption, kg/d, nominal, mill solution	531	E
	Consumption, kg/d, maximum, mill solution	637	E
	Consumption, kg/d, nominal, heap leach solution	478	E
	Consumption, kg/d, maximum, heap leach solution	574	E
	Consumption, kg/d, nominal, total	1,009	E
	Consumption, kg/d, maximum, total	1,211	E
	Form	dry powder in steel kegs	M
	Keg size, kg	50	M
	Zinc in kegs storage capacity, d	7	D
	Zinc in kegs storage capacity, kg	8,474	E
	Zinc in kegs storage capacity, number of kegs	169	E
	Addition system configuration	Belt feeder	D

3.1.3.12.6	Diatomaceous Earth
	Consumption, g DE/m3 pregnant solution	20	B
	Consumption, kg/d, nominal, mill solution	98	E
	Consumption, kg/d, maximum, mill solution	117	E
	Consumption, kg/d, nominal, heap leach solution	274	E
	Consumption, kg/d, maximum, heap leach solution	328	E
	Consumption, kg/d, nominal, total	371	E
	Consumption, kg/d, maximum, total	446	E

3.1.3.12.6.1	Addition to Clarification Filters & Precipitate Presses - Mix/Storage Tank
	Day tank capacity, hours	24	D
	Concentration, % w/w	15	D
	Freeboard, m	0.2	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D

3.1.3.12.6.2	Addition to Clarification Filters & Precipitate Presses - Circulating Pump
	Nominal flow, L/min	3.0	D
	Maximum flow, L/min	3.0	D
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.12.6.3	Addition to Precipitate Presses
	Addition to process	dry powder on zinc dust feeder with zinc & lead nitrate	D

3.1.3.12.7	Lead Nitrate
	Consumption, g PbNO3/m3 pregnant solution	20	B
	Consumption, kg/d, nominal, mill solution	98	E
	Consumption, kg/d, maximum, mill solution	117	E
	Consumption, kg/d, nominal, heap leach solution	274	E
	Consumption, kg/d, maximum, heap leach solution	328	E
	Consumption, kg/d, nominal, total	371	E
	Consumption, kg/d, maximum, total	446	E
	Addition to process	dry powder on zinc dust feeder	D

Page 3-19

3.1.3.12.8	Refining Fluxes
	Flux ratio, kg flux/kg precipitate	1.0	B
	Flux mix, % : -	100	E
	Silica	25	D
	Borax	40	D
	Fluorspar	2	D
	Nitre	20	D
	Soda Ash	13	D
	Flux reagents requirements, kg/d, nominal for precipitate	694	E
	Silica	173	E
	Borax	277	E
	Fluorspar	14	E
	Nitre	139	E
	Soda Ash	90	E
	Flux reagents requirements, kg/d, maximum for precipitate	832	E
	Silica	208	E
	Borax	333	E
	Fluorspar	17	E
	Nitre	166	E
	Soda Ash	108	E
	Flux reagents requirements, kg/d, nominal for precipitate	625	E
	Silica	156	E
	Borax	250	E
	Fluorspar	12	E
	Nitre	125	E
	Soda Ash	81	E
	Flux reagents requirements, kg/d, maximum for precipitate	749	E
	Silica	187	E
	Borax	300	E
	Fluorspar	15	E
	Nitre	150	E
	Soda Ash	97	E
	Flux reagents requirements, kg/d, nominal for precipitate	1318	E
	Silica	330	E
	Borax	527	E
	Fluorspar	26	E
	Nitre	264	E
	Soda Ash	171	E
	Flux reagents requirements, kg/d, maximum for precipitate	1582	E
	Silica	395	E
	Borax	633	E
	Fluorspar	32	E
	Nitre	316	E
	Soda Ash	206	E

3.1.3.12.9.1	Caustic Soda Mix Tank (for Solid NaOH)
	Ratio of NaOH to NaCN, kg NaOH/kg NaCN mixed	0.01	D
	NaOH usage, kg/d, maximum	80	E
	Form	solid flake	D
	Container configuration	bulk bags	M
	Container size, kg	1000	M
	Storage tank capacity, number of containers	8	D	Also supplies heap leach, transport solution by road
	Concentration, wt. %	50	D
	Sodium hydroxide specific gravity	2.13	H
	Freeboard, m	0.2	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Agitated?, yes/no	yes	D

3.1.3.12.9.2	Transfer Pump
	Time to transfer, h	2	D
	Nominal flow, L/min	6	E
	Maximum flow, L/min	6	E
	Nominal head, m	10	D
	Maximum head, m	10	D
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

3.1.3.12.9.3	Caustic Soda Solution Receiving and Storage Tank
	Concentration, % w/w	50	D
	Storage tank capacity, number of trucks	1.5	D
	Capacity of one truck, m3	20	D
	Freeboard, m	0.2	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Agitated?, yes/no	no	D

Page 3-20

3.1.3.12.9.4	Circulating Pump
	Nominal flow, L/min	6	E
	Maximum flow, L/min	6	E
	Nominal head, m	10	D
	Maximum head, m	10	D
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.12.10	Reagents Area Sump Pumps - 2, One in Cyanide/Caustic Area and One in Flocculant Mix Area
	Nominal flow, m3/hr	25	D
	Maximum flow, m3/hr	25	D
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	vertical slurry	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	0	D

3.1.3.13	Process Solution and Water Distribution

3.1.3.13.1	Raw Water Storage and Distribution

3.1.3.13.1.1	Raw Water Pumps from Storage Reservoir
	Nominal flow, m3/hr	19	F
	Maximum flow, m3/hr	22	E
	Normal pond elevation, m	1640	D
	Maximum pond elevation, m	1655	D
	Nominal head, m	23	F
	Maximum head, m	23	F
	Type	submersible	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	NPSH required, m	3	M

3.1.3.13.1.2	Raw Water Pumps from Storage Tank/Pumpbox to Mill
	Nominal flow, m3/hr	19	F
	Maximum flow, m3/hr	22	E
	Elevation at bottom of raw water tank, m	1935	F
	Top of raw water tank elevation, m	1947	E
	Distance from raw water storage tank/pumpbox to mill raw	4000	D
	Nominal head, m	291	F
	Maximum head, m	292	F
	Type	vertical turbine	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	NPSH required, m	3.0	M
	Total head per stage, m	20	M
	Number of stages required	15	E
	Number of stages selected	15	D

3.1.3.13.1.3	Raw Water Tank, non Fire Water - Top Section Above Standpipe
	Freeboard, m	0.8	D
	Capacity, hours	0.43	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Material of construction	carbon steel	D
	Raw water tank, fire water - bottom section below standpipe
	Freeboard, m	0.8	D
	Capacity, hours	4	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Material of construction	carbon steel	D

3.1.3.13.1.4	Make up to Process Solution Tank and/or Filter Wash	19

Page 3-21

3.1.3.13.1.5	Raw Water Distribution Pumps
	Distribution configuration	pumps supply reagent mixing only, make up to process solution tank is by gravity, make up to potable water treatment system and gland water system also by

	Nominal flow, m3/hr	5	F
	Maximum flow, m3/hr	20	E
	Nominal head, m	35	D
	Maximum head, m	35	D
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	Pump inlet strainer	duplex	D

3.1.3.13.1.6	Fire Water Pumps
	Nominal flow, m3/hr	150	D
	Maximum flow, m3/hr	150	D
	Nominal head, m	70	D
	Maximum head, m	70	D
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of installed electric pumps	1	D
	Number of installed diesel pumps	1	D

3.1.3.13.2	Potable Water Storage and Distribution
	Demand, L/d per person	25
	Number of persons resident in camp and plant	500
	Total demand, L/d	12500

3.1.3.13.2.1	Potable Water Treatment Plant Feed Tank
	Freeboard, m	0.1	D
	Capacity, hours	24	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Material of construction	covered plastic tank	D

.13.3.13.2.2	Potable Water Treatment Plant Feed Pumps
	Nominal flow, m3/hr	0.5	D
	Maximum flow, m3/hr	0.6	E
	Nominal head, m	250	D
	Maximum head, m	250	D
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.13.2.3	Potable Water Distribution System Feed Tank
	Freeboard, m	0.1	D
	Capacity, hours	24	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Material of construction	covered plastic tank	D

3.1.3.13.2.4	Potable Water Treatment
	Configuration	reverse osmosis with chlorination, vendor package	D

3.1.3.13.2.5	Potable Water Distribution Pumps
	Nominal flow, m3/hr	0.5	D
	Maximum flow, m3/hr	0.6	E
	Nominal head, m	60	D
	Maximum head, m	60	D
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.1.3.13.3	Process Solution Storage and Distribution

3.1.3.13.3.1	Process Solution Tank
	Freeboard, m	0.8	D
	Capacity, hours	1.5	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Material of construction	carbon steel	D

Page 3-22

3.1.3.13.3.2	Process Solution Distribution Pumps
	Nominal flow, m3/hr	355	E
	Maximum flow, m3/hr	426	E
	Nominal head, m	30	D
	Maximum head, m	30	D
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	Pump inlet strainer	duplex	D

3.1.3.13.4	Gland Water Storage and Distribution
	Gland water requirement, m3/h/mm of discharge diameter	0.009	D
	Gland water source	fresh water	D
3.1.3.13.4.1	Gland Water Tank
	Freeboard, m	0.2	D
	Capacity, hours	2.0	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Material of construction	carbon steel	D

3.1.3.13.4.2	Gland Water Distribution Pumps
	Nominal flow, m3/hr	5	F
	Maximum flow, m3/hr	6	E
	Nominal head, m	70	D
	Maximum head, m	70	D
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	Pump inlet strainer	duplex	D

3.1.3.14	Utilities and Services

3.1.3.14.1	Process Air Compressor
	Nominal flow, Nm3/hr	507	E
	Maximum flow, Nm3/hr	1000	D
	Nominal discharge pressure, kPa	158	E
	Maximum discharge pressure, kPa	200	D
	Type	lobe (Roots) type	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	Installed power, kW	75	D

3.1.3.14.2	Plant Air Compressor
	Nominal flow, Nm3/hr	170	D
	Maximum flow, Nm3/hr	200	D
	Nominal discharge pressure, kPa	680	D
	Maximum discharge pressure, kPa	1200	D
	Type	screw type	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	Installed power, kW	22	D

3.1.3.14.3	Instrument Air Compressor
	Nominal flow, Nm3/hr	20	D
	Maximum flow, Nm3/hr	25	D
	Nominal discharge pressure, kPa	700	D
	Maximum discharge pressure, kPa	750	D
	Type	screw type, oil free	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	Installed power, kW	5	D

Page 3-23

3.2	Gammon Lake Resources
	Ocampo Project Design Criteria
	Open Mine and Heap Leach

	Description of Item	Criteria	Source	Comments
			See Tab Source Codes

3.2.1	General Site Conditions

3.2.1.1	Location
	Country	Mexico	A
	Region	Chihuahua	A
	Nearest town	Ocampo	A
	Nearest metropolitan area	Ciudad Chihuahua	A
	Preferred port	Guaymas	B

3.2.1.2	Elevation
	Heap pad elevation, approximate, m above sea level	1750	B
	Overland conveyor start elevation, m above sea level	2000	A

3.2.1.3	Meteorological
	Meteorological data base used	Moris station, 1972 to 1992	D
	Nearest meteorological station comparison	Moris, Chihuahua, approx13 km W	D
	Average annual, degrees C		C
	Average coldest month, degrees C	-6.4	J
	Average hottest month, degrees C	34.5	J
	Absolute maximum, degrees C	40	J
	Absolute minimum, degrees C	-10	J
	Average coldest season, degrees C		C
	Precipitation per year, mm	840	D	see site data and water balance tabs
	Precipitation by month, mm	—	D	see site data and water balance tabs
	Average storm duration, hours		C
	Maximum recorded precipitation event in 24 h, m	135	F	see site data and water balance tabs
	Estimated 100 y, 24 h storm event	200	F	see site data and water balance tabs
	Evaporation per year, mm	1,600	B	estimated from experience
	Evaporation by month, mm		C
	Wind, average Speed, m/s		C
	Wind, maximum speed, m/s		C
	Wind, prevailing direction		C

3.2.1.4	Seismic
	Rating	low	D	Mines Group report, Earthquake Design Criteria

3.2.2	Mining

3.2.2.1	Design Basis
	Life of mine ore tons	29,514,600	F
	Life of mine, years	7	F
	Life of mine, operating days	2,589	F
	Ore Capacity, t/y	4,161,000	F
	Operation, days/y	365	B
	Operation, days/week	7	B
	Operation, shifts/d	2	B
	Operation, hours/shift	12	B
	Delivery to Primary Crusher, t/d	11,400	E

3.2.2.2	Run-of-Mine Ore Characteristics
	Size, 80% passing, mm	500	B
	Ore moisture content, nominal, %	2	B
	Ore moisture content, maximum, %	10	B
	Bulk density, t/m3	1.6	B
	Work Index, crushing, kWh/t	17.7	F
	Unconfined compressive strength, Mpa	114.8	F
	Abrasion index	0.45	F
	Specific gravity	2.62	F
	Low grade gold content, g Au/t	0.27	B
	Low grade silver content, g Ag/t	7	B
	High grade gold content, g Au/t	1.67	F
	High grade silver content, g Ag/t	61	F
	Overall gold content, g Au/t	0.92	F
	Overall silver content, g Ag/t	33	F

Page 3-24

3.2.3	Processing

3.2.3.1	Design Basis
	Pad location	approx area of soccer field	D
	Site coordinates, approximate, site specific
	Northing	12,500	D
	Easting	19,100	D
	Terminal pad size, t, number one pad	10,000,000	D
	Terminal pad size, t, number two pad	20,000,000	D
	Operation, d/y	365	D
	Operation, week/y	52	D
	Operation, d/week	7	D
	Operation, shifts/d	2	D
	Operation, h/shift	10	D
	Availability, %	80	D
	Plant capacity, average, dry, t/d	11,400	E
	Nominal feed rate, dry, t/h	713	E
	Maximum feed rate, dry, t/h	855	E
	Comminution configuration	three stage crushing, jaw/coarse cone, open circuit/fine cone, closed circuit	D
	Metals extraction configuration	whole ore silver/gold cyanide heap leach/Merrill Crowe	D

	Percentages of ore processed by:
	Secondary crushing then direct to heap	54	D
	Secondary + tertiary crushing the to heap	46	D
	All ore primary crushing capacity requirement, t/d	11,400	F
	Low grade ore secondary crushing capacity requirement	6,106	D
	High grade ore secondary + tertiary crushing cap	5,294	D
	Enclosed building, yes/no	no	D
	Maximum capacity, percent over nominal	20%	D

3.2.3.2	Primary Crushing

3.2.3.2.1	Design Basis
	Operation, d/y	365	F
	Operation, d/week	7	F
	Operation, shifts/d	2	F
	Operation, h/shift	10	F
	Availability, %	80	F

3.2.3.2.2	Receiving Hopper & Primary Crusher Feeder
	Hopper capacity, number of trucks	1.5	D
	Truck size, t	90	D	Cat 777’s as advised by John Thornton of Mintec
	Hopper grizzly bar spacing, mm	600	D
	Rock breaker, yes/no	yes	D
	Feeder, type	apron	D
	Grizzly ahead of jaw, yes/no	yes	A	Provided with Used Battle Mountain Plant
	Percentage of material passing through grizzly	30	D
	Mass flow of material passing through grizzly, dry	214	E
	Mass flow of material passing through grizzly, dry	257	E

3.2.3.2.3	Primary Crusher
	Type	jaw	D
	Operation, shifts/d	2	D
	Operation, h/shift	12	D
	Availability, %	80	F
	Nominal feed rate, dry, t/h	416	F
	Maximum feed rate, dry, t/h	499	F
	Crusher feed, 100% passing. mm	600	B
	Crusher feed, 80% passing. mm	500	B
	Crusher product, 100% passing. mm	175	D
	Crusher product, 80% passing. mm	150	D
	Work Index, crushing, kWh/t	17.7	F
	Unit power input required at the input shaft, kWh/	0.28	E
	Estimated power required at the input shaft, at m	138	E
	Drive losses, %	10	B
	Estimated installed power required, kW	153	E
	Selected crusher	Used Telsmith 50” x 60”, 300 kW	A

3.2.3.2.4	Primary Crusher Discharge
	Estimated broken ore bulk density, t/m3	1.6	D
	Ore moisture content, nominal, %	2	F
	Ore moisture content, maximum, %	10	F
	Nominal transport rate, wet, t/h	424	E
	Maximum transport rate, wet, t/h	554	E

Page 3-25

3.2.3.2.5	Primary Crusher Discharge Conveyor
	Type	belt	B
	Ore moisture content, maximum, %	10	F
	Maximum rock size, mm	210	E
	Nominal conveyor load, wet, t/h	642	F
	Maximum conveyor load, wet, t/h	839	F
	Loading at maximum feed rate. %	80	B
	Maximum slope, degrees	17	B
	Speed, percent of normal operating.	80	D

3.2.3.3	Overland Ore Transport to Stockpiles

3.2.3.3.1	Design Basis
	Ore capacity, t/y	4,161,000	F
	Plant capacity, average, dry, t/d	11,400	F
	Operation, d/y	365	F
	Operation, shifts/d	2	F
	Operation, h/shift	10	F
	Plant availability, %	80	F
	Nominal rate, wet, t/h	642	F
	Maximum rate, wet, t/h	839	F

3.2.3.3.2	Primary Crushed Ore Characteristics
	Size, 100% passing. mm	175	F
	Size, 80% passing, mm	150	F
	Average bulk density, t/m3	1.6	F
	Moisture, %, nominal	2	F
	Moisture, %, maximum	10	F
	Angle of repose, degrees	33	B
	Angle of drawdown, degrees	60	B
	Flowability		C

3.2.3.3.3	Overland Conveyor
	Type	belt	B
	Ore moisture content, maximum, %	10	F
	Maximum rock size, mm	210	E
	Nominal conveyor load, wet, t/h	642	F
	Maximum conveyor load, wet, t/h	839	F
	Loading at maximum feed rate. %	90	B
	Maximum slope, degrees	17	B
	Speed, percent of normal operating.	100	D

3.2.3.3.4	Ore Handling at End of Overland Conveyor
	Configuration

two stockpiles, low and high grade, overland conveyor discharges on to a cross conveyor with plow which then discharges ore to the center of the one or the other of the two grade defined conical stockpiles

			D

	Type	belt	B
	Ore moisture content, maximum, %	10	F
	Maximum rock size, mm	210	E
	Nominal conveyor load, wet, t/h	642	F
	Maximum conveyor load, wet, t/h	839	F
	Loading at maximum feed rate. %	90	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	100	D

3.2.3.4	Combined Grade Heap Leach Pad Feed Stockpile
	Stockpile, shape	conical	D
	Stockpile, live capacity, hours at nominal crushing	8	D
	Stockpile, live capacity, wet t at nominal crushing	3,878	E
	Percentage of total stockpile capacity that will be	30	D
	Stockpile, total capacity, t	12,925	E
	Stockpile construction	conveyor stacked	D
	Method of recovering dead capacity	dozer	D
	Stockpile covered, yes/no	no	D
	Stockpile volume, m3	8,078	E
	Diameter of stockpile, m	46	E
	Maximum height of stockpile, m	15	E

3.2.3.5	Secondary Crushing Feed (Low Grade) Stockpile
	Stockpile, shape	conical	D
	Stockpile, live capacity, hours at nominal mine pr	24	D
	Stockpile, live capacity, wet t at nominal mine pro	6,230	E
	Percentage of total stockpile capacity that will be	30	D
	Stockpile, total capacity, t	20,768	E
	Stockpile construction	conveyor stacked	D
	Method of recovering dead capacity	dozer	D
	Stockpile covered, yes/no	no	D
	Stockpile volume, m3	12,980	E
	Diameter of stockpile, m	54	E
	Maximum height of stockpile, m	17	E

Page 3-26

3.2.3.6	Secondary and Tertiary Crushing Feed (High Grade) Stockpile
	Stockpile, shape	conical	D
	Stockpile, live capacity, hours at nominal crushing	24	D
	Stockpile, live capacity, wet t at nominal crushing	5,402	E
	Percentage of total stockpile capacity that will be	30	D
	Stockpile, total capacity, t	18,007	E
	Stockpile construction	conveyor stacked	D
	Method of recovering dead capacity	dozer	D
	Stockpile covered, yes/no	no	D
	Stockpile volume, m3	11,254	E
	Diameter of stockpile, m	51	E
	Maximum height of stockpile, m	17	E

3.2.3.6	Stockpile Ore Reclaim, Secondary Only and Secondary and Tertiary Crushing

3.2.3.6.1	Design Basis, Secondary Crusher Feed (Low Grade) Stockpile and Reclaim
	Configuration	cut and cover corrugated steel tunnel under stockpile	D
	Number of reclaim tunnels per stockpile	1	D
	Operation, days/year	365	F
	Operation, shifts/day	2	D
	Operation, hours/shift	12	D
	Plant availability, %	80	D
	Plant capacity, average, wet, t/day	6,230	E
	Nominal feed rate, wet, t/hr	325	E
	Maximum feed rate, wet, t/h	424	E
	Reclaim feeders, type	belt	D
	Number - under stockpile, operating	2	D
	Number - under stockpile, installed	3	D
	Ore moisture content, maximum, %	10	B
	Maximum rock size, mm	210	F
	Maximum reclaim rate per feeder, wet, t/hr	200	D

3.2.3.6.2	Low Grade Secondary Crusher Feed Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	F
	Maximum rock size, mm	210	F
	Nominal conveyor load, wet, t/h	325	E
	Maximum conveyor load, wet, t/h	424	E
	Loading at maximum feed rate. %	90	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	125	D

3.2.3.6.3	Low Grade Secondary Crusher
	Type	cone, coarse bowl	D
	Operation, shifts/d	2	D
	Operation, h/shift	12	D
	Availability, %	80	F
	Nominal feed rate, dry, t/h	318	F
	Maximum feed rate, dry, t/h	382	F
	Crusher feed, 100% passing. mm	175	F
	Crusher feed, 80% passing. mm	150	F
	Crusher product, 100% passing. mm	38	D
	Crusher product, 80% passing, mm	25	D
	Work Index, crushing, kWh/t	17.7	F
	Unit power input required at the input shaft, kWh/	0.89	E
	Estimated power required at the input shaft, at m	339	E
	Drive losses, %	10	B
	Estimated installed power required, kW	376	E
	Selected crusher	Nordberg HP 700, 450 kW	D

3.2.3.6.4	Low Grade Secondary Crusher Discharge Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	F
	Maximum rock size, mm	38	F
	Nominal conveyor load, wet, t/h	325	E
	Maximum conveyor load, wet, t/h	424	E
	Loading at maximum feed rate. %	90	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	125	D

Page 3-27

3.2.3.6.5	Design Basis, Secondary and Tertiary Crusher Feed (High Grade) Stockpile and Reclaim
	Configuration	cut and cover corrugated steel tunnel under stockpile	D
	Number of reclaim tunnels per stockpile	1	D
	Operation, days/year	365	F
	Operation, shifts/day	2	D
	Operation, hours/shift	12	D
	Plant availability, %	80	D
	Plant capacity, average, wet, t/day	5,402	E
	Nominal feed rate, wet, t/hr	281	F
	Maximum feed rate, wet, t/h	368	F
	Reclaim feeders, type	belt	D
	Number - under stockpile, operating	2	D
	Number - under stockpile, installed	3	D
	Ore moisture content, maximum, %	10	B
	Maximum rock size, mm	210	F
	Maximum reclaim rate per feeder, wet, t/hr	200	D

3.2.3.6.6	High Grade Secondary Crusher Feed Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	F
	Maximum rock size, mm	210	F
	Nominal conveyor load, wet, t/h	281	E
	Maximum conveyor load, wet, t/h	368	E
	Loading at maximum feed rate. %	90	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	125	D

3.2.3.6.7	High Grade Secondary Crusher
	Type	cone, coarse bowl	D
	Operation, shifts/d	2	D
	Operation, h/shift	12	D
	Availability, %	80	F
	Nominal feed rate, dry, t/h	276	F
	Maximum feed rate, dry, t/h	331	F
	Crusher feed, 100% passing. mm	175	F
	Crusher feed, 80% passing. mm	150	F
	Crusher product, 100% passing. mm	38	D
	Crusher product, 80% passing, mm	25	D
	Work Index, crushing, kWh/t	17.7	F
	Unit power input required at the input shaft, kWh/	0.89	E
	Estimated power required at the input shaft, at m	294	E
	Drive losses, %	10	B
	Estimated installed power required, kW	326	E
	Selected crusher	Used 68” Standard Telsmith, 447 kW	A

3.2.3.6.8	Secondary and Tertiary Crushers Discharge Conveyor (Screen Feed)
	Type	belt	D
	Ore moisture content, maximum, %	10	F
	Maximum rock size, mm	38	E
	Nominal conveyor load, wet, t/h	703	F
	Maximum conveyor load, wet, t/h	827	F
	Loading at maximum feed rate. %	80	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	100	D

3.2.3.6.9	Screen
	Type	vibrating double deck	D
	Circulating load. %	250	D
	Nominal feed rate, wet, t/h	703	F
	Maximum feed rate, wet, t/h	827	E
	Undersize product, 80% passing. mm	10	F
	Top deck screen opening, mm	25 x 25 rubber	D
	Bottom deck screen opening, mm	12 x 100 poly panels	D
	Flux, t/hr/m2	50	D
	Length/width ratio	4.1	D
	Spray water rate, m3/hr/dry t/h	0	D
	Nominal oversize rate, wet, t/h	422	E
	Nominal undersize rate, wet, t/h	281	F
	Maximum oversize rate, wet, t/h	460	E
	Maximum undersize rate, wet, t/h	368	F

3.2.3.6.10	First Screen Oversize Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	D
	Nominal conveyor load, wet, t/h	422	F
	Maximum conveyor load, wet, t/h	460	F
	Loading at maximum feed rate. %	80	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	100	D

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3.2.3.6.11	Second Screen Oversize Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	D
	Nominal conveyor load, wet, t/h	422	F
	Maximum conveyor load, wet, t/h	460	F
	Loading at maximum feed rate. %	80	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	100	D

3.2.3.6.12	Tertiary Crushers Feed Surge Bin
	Residence time, minutes at maximum flow	10	D
	Material of construction	carbon steel lined with used ball mill liner/lifter sets	D

3.2.3.6.13	Tertiary Crusher Feed from Oversize Surge Bin Feeders
	Number of feeders	2, 1 per tertiary crusher	D
	Operation, days/year	365	F
	Operation, shifts/day	2	D
	Operation, hours/shift	12	D
	Plant availability, %	80	D
	Nominal feed rate, wet, t/hr, per feeder	211	E
	Maximum feed rate, wet, t/h, per feeder	230	E
	Feeders, type	belt	D
	Ore moisture content, maximum, %	10	B
	Maximum rock size, mm	210	F
	Maximum reclaim rate per feeder, wet, t/hr	250	D

6.2.3.6.14	Tertiary Crushers
	Type	cone, fine bowl	D
	Operation, shifts/d	2	D
	Operation, h/shift	12	D
	Availability, %	80	F
	Nominal feed rate, dry, t/h	276	F
	Maximum feed rate, dry, t/h	331	F
	Crusher feed, 100% passing. mm	38	F
	Crusher feed, 80% passing. mm	25	F
	Crusher product, 100% passing. mm	13	F
	Crusher product, 80% passing, mm	10	F
	Work Index, crushing, kWh/t	17.7	F
	Unit power input required at the input shaft, kWh/	0.87	E
	Estimated power required at the input shaft, at m	288	E
	Drive losses, %	10	B
	Estimated installed power required, kW	320	E
	Selected crusher	Used 68” Shorthead Telsmith, 447 kW	D

3.2.3.6.15	Tertiary Crushers Discharge Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	D
	Nominal conveyor load, wet, t/h	422	F
	Maximum conveyor load, wet, t/h	460	F
	Loading at maximum feed rate. %	80	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	100	D

3.2.3.6.16	Screen Undersize Surge Bin
	Residence time, minutes at maximum flow	5	D
	Material of construction	carbon steel lined with used ball mill liner/lifter sets	D

3.2.3.6.17	First Screen Undersize/Secondary Crusher Discharge Conveyor to Combined Grade/Heap Leach Feed Stockpile
	Type	belt	D
	Ore moisture content, maximum, %	10	D
	Nominal conveyor load, wet, t/h	606	F
	Maximum conveyor load, wet, t/h	792	F
	Loading at maximum feed rate. %	90	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	125	D

3.2.3.6.18	Second Screen Undersize/Secondary Crusher Discharge Conveyor to Combined Grade/Heap Leach Feed Stockpile
	Type	belt	D
	Ore moisture content, maximum, %	10	D
	Nominal conveyor load, wet, t/h	606	F
	Maximum conveyor load, wet, t/h	792	F
	Loading at maximum feed rate. %	90	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	125	D

Page 3-29

3.2.3.6.19	Combined Crushed Ore Characteristics
	Size, 100% passing. mm	13	F
	Size, 80% passing, mm	10	F
	Average bulk density, t/m3	1.6	B
	Moisture, %, nominal	2	F
	Moisture, %, maximum	10	F
	Angle of repose, degrees	33	B
	Angle of drawdown, degrees	60	B
	Flowability		C

3.2.3.7	Transport to Stacker

3.2.3.7.1	Design Basis
	Nominal feed rate, wet, t/h	606	F
	Maximum feed rate, wet, t/h	839	F
	Operation, days/year	365	F
	Operation, shifts/day	2	F
	Operation, hours/shift	10	F
	Plant availability, %	80	F
	Plant capacity, average t/day	11,400	F

3.2.3.7.2	Design Basis, Combined Grade/Heap Leach Pad Feed Stockpile and Reclaim
	Configuration	cut and cover corrugated steel tunnel under stockpile	D
	Number of reclaim tunnels per stockpile	1	D
	Operation, days/year	365	F
	Operation, shifts/day	2	D
	Operation, hours/shift	12	D
	Plant availability, %	80	D
	Plant capacity, average, wet, t/day	11,633	E
	Nominal feed rate, wet, t/hr	606	E
	Maximum feed rate, wet, t/h	839	E
	Reclaim feeders, type	belt	D
	Number - under stockpile, operating	2	D
	Number - under stockpile, installed	3	D
	Ore moisture content, maximum, %	10	B
	Maximum rock size, mm	210	F
	Maximum reclaim rate per feeder, wet, t/hr	400	D

3.2.3.7.3	Overland Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	F
	Maximum rock size, mm	210	F
	Nominal conveyor load, wet, t/h	606	F
	Maximum conveyor load, wet, t/h	839	F
	Loading at maximum feed rate. %	90	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	125	D

3.2.3.7.4	Intermediate (Grasshopper) Conveyors
	Type	belt	D
	Configuration	short portables with final delivery to stacker via long follower	D
	Ore moisture content, maximum, %	10	F
	Maximum rock size, mm	210	F
	Nominal conveyor load, wet, t/hr	606	F
	Maximum conveyor load, wet, t/hr	839	F
	Loading at maximum feed rate. %	90	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	125	D

3.2.3.7.5	Transverse Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	F
	Maximum rock size, mm	210	F
	Nominal conveyor load, wet, t/hr	606	F
	Maximum conveyor load, wet, t/hr	839	F
	Loading at maximum feed rate. %	90	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	125	D

3.2.3.7.6	Stacker Feed Conveyor
	Type	belt	D
	Ore moisture content, maximum, %	10	F
	Maximum rock size, mm	210	F
	Nominal conveyor load, wet, t/hr	606	F
	Maximum conveyor load, wet, t/hr	839	F
	Loading at maximum feed rate. %	90	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	125	D

Page 3-30

3.2.3.7.7	Stacker
	Type	radial	D
	Configuration	advance stacking	D
	Ore moisture content, maximum, %	10	F
	Maximum rock size, mm	210	F
	Nominal conveyor load, wet, t/hr	606	F
	Maximum conveyor load, wet, t/hr	839	F
	Loading at maximum feed rate. %	90	D
	Maximum slope, degrees	17	D
	Speed, percent of normal operating.	125	D

3.2.3.8	Leach Pad

3.2.3.8.1	Design Basis
	Type	multiple lift, dedicated	D
	Agglomeration required, yes/no	no	D
	Height of lift, m	10	D
	Maximum number of lifts	8	D
	Pad location	approx area of soccer field	F
	Terminal pad size, t, number one pad	10,000,000	F
	Terminal pad size, t, number two pad	20,000,000	F
	Active Irrigation time, d	60	D
	Passive irrigation time for recovery determination	140	D
	Solution application rate, m3/h/m2	0.010	D
	Area under irrigation, m2, nominal	57000	E
	Area under irrigation, m2, maximum	68400	E
	Gold recovery, overall, fine crushed material	87	F
	Silver recovery, overall, fine crushed material	72	F
	Gold recovery, overall, medium crushed material	77	F
	Silver recovery, overall, medium crushed material	46	F
	Average gold recovery overall	85	E
	Average silver recovery overall	69	E
	Method of metal recovery from pregnant solution	Merrill Crowe at mill site	D
	Cyanide concentration in barren solution applied	300	D
	Cyanide concentration in pregnant solution to po	100	B

3.2.3.8.2	Pregnant Solution Capture and Storage
	Solution to solids ratio	1.0	D
	Nominal flow, m3/hr	570	E
	Maximum flow, m3/hr	684	E
	Configuration	lined pond	D
	Storage capacity, hours at nominal flow	24	D
	Required pond capacity, m³	13,680	E
	Installed pond capacity, m³, lower pond	9,200	D
	Installed pond capacity, m³, lower + upper pond	27,000	D
	Average heap solution grade, g Au/L	0.8	E
	Average heap solution grade, g Ag/L	23	E

3.2.3.8.3	Pregnant Solution Pond Pump
	Nominal flow, m3/hr	570	F
	Maximum flow, m3/hr	684	F
	Average pond elevation, m	1740	D
	Maximum pond elevation, m	1745	D
	Nominal head, m	5	F
	Maximum head, m	7	F
	Type	submersible	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	NPSH required, m	3	M

3.2.3.8.4	Pregnant Solution Transfer to Merrill Crowe Plant at Mill Pump
	Nominal flow, m3/hr	570	F
	Maximum flow, m3/hr	684	F
	Elevation at bottom of dirty preg solution tank, m	1935	D
	Top of dirty pregnant solution tank elevation, m	1945	D
	Distance from pregnant solution storage	2800	D
	tank/pumpbox to mill dirty pregnant solution
	Nominal head, m	208	F
	Maximum head, m	209	F
	Type	vertical turbine	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	NPSH required, m	3	M
	Total head per stage, m	23	M
	Number of stages required	9	E
	Number of stages selected	8	D

Page 3-31

3.2.3.8.5	Barren Solution Storage
	Solution to solids ratio	1.0	F
	Nominal flow, m3/hr	570	F
	Maximum flow, m3/hr	684	F
	Configuration	lined pond	D
	Storage capacity, hours at nominal flow	2	D
	Pond capacity, m³	1,140	E
	Installed pond capacity, m³	1,400	D

3.2.3.8.6	Barren Solution Transfer Pipeline (Gravity)
	Nominal flow, m3/hr	570	F
	Maximum flow, m3/hr	684	F
	Average pond elevation, m	1880	D
	Maximum pond elevation, m	1884	D
	Nominal head, m	-97	F
	Maximum head, m	-97	F

3.2.3.8.7	Barren Solution Energy Recovery Turbine/GenSet
	Nominal flow, m3/hr	570	F	Remains in design criteria for future consideration. Not included in Equipment List, Operating and Capital Costs, Flowsheet, Process Description, P & ID’s
	Maximum flow, m3/hr	684	F
	Barren solution in pond elevation, m	1880	D
	Top of barren solution storage tank/pumpbox ele	1753	D
	Distance from barren solution pond to top of	1400	D
	barren solution storage tank/pumpbox
	Nominal head, m	-97	F
	Maximum head, m	-97	F
	Type	horizontal solution/water	D
	Generator inefficiency, %	-15	D
	Variable speed, yes/no	N/A	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.2.3.8.8	Barren Solution Storage Tank/Pumpbox
	Freeboard, m	0.8	D	Remains in design criteria for future consideration. Not included in Equipment List, Operating and Capital Costs, Flowsheet, Process Description, P & ID’s
	Capacity, hours	0.5	D
	Number of tanks	1	D
	Aspect ratio, h/d	1.0	D
	Material of construction	carbon steel	D
	Elevation at base of pregnant solution tank/pump	1745	D
	Elevation at top of pregnant solution tank/pumpb	1753	D

3.2.3.8.9	Barren Solution Pumps
	Nominal flow, m3/hr	570	F	Remains in design criteria for future consideration. Not included in Equipment List, Operating and Capital Costs, Flowsheet, Process Description, P & ID’s
	Maximum flow, m3/hr	684	F
	Nominal head, m	85	F
	Maximum head, m	100	F
	Type	horizontal solution/water	D
	Motor power factor, %	15	D
	Variable speed, yes/no	yes	D
	Number of operating pumps	1	D
	Number of installed spares	1	D

3.2.3.9	REAGENTS

3.2.3.9.1	Sodium Cyanide
	Provided from mill system via barren pond, yes/no	yes	D
	Consumption, kg/t	0.25	L
	Consumption, kg/d, nominal	3,029	E
	Consumption, kg/d, maximum	4,196	E
	Form	briquette	D
	Container configuration	flow bins	M
	Container size, kg	900	M
	Container storage capacity, days	7	D
	Cyanide in containers storage capacity, t	29	E
	Cyanide in containers storage capacity, number o	33	E

3.2.3.9.1.1	Mix /Storage Tank	N/A, Provided by mill system via barren pond
	Configuration
	Storage tank capacity, hours
	Storage tank capacity, number of containers
	Concentration, wt. %
	Freeboard, m
	Number of tanks
	Aspect ratio, l/d
	Maximum pipeline velocity, m/s

Page 3-32

3.2.3.9.1.2	Circulating Pump	N/A, Provided by mill system via barren pond
	Nominal flow, L/min
	Maximum flow, L/min
	Selected flow, L/min
	Nominal head, m
	Maximum head, m
	Type
	Motor power factor, %
	Variable speed, yes/no
	Number of operating pumps
	Number of installed spares
	Addition to process from circulating loop

3.2.3.9.2	Lime
	Consumption, kg/t 99 % Ca(OH)2 equivalent/t	1.0	L
	Consumption, kg/d 99 % Ca(OH)2 equivalent/d, m	16,783	E
	Form	bulk slaked	D
	Storage capacity, days	7	D
	Storage capacity, t	117	E
	Selected silo size, t	250	D
	Bulk density, t/m3	0.65 to 0.75	D

3.2.3.9.3	Antiscalant	N/A, Provided by mill system via barren pond
	Provided from mill system via barren pond, yes/no	yes	D
	Consumption, mg/L	7.5	D
	Delivery system		D
		diaphragm pump with variable stroke and rate
	Consumption, kg/d, nominal	103	E
	Consumption, kg/d, maximum	123	E
	Form	liquid in 1 m3 containers	D
	Specific gravity	1.0	D
	Container weight, kg	1000	E
	Storage capacity, days	7	D
	Storage capacity, t	0.9	E
	Storage capacity, number of containers	0.9	E

3.2.3.10	Water Distribution

3.2.3.10.1	Raw Water Collection and Storage
	Raw water pumps from storage reservoir		D
	Make up requirement, % of total solution flow	20	D
	Nominal flow, m3/hr	114	E
	Maximum flow, m3/hr	137	E
	Nominal head, m	78	F
	Maximum head, m	80	F
	Type	submersible	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	NPSH required, m	3	M

3.2.3.10.2	Potable Water Distribution
	From mill system

3.2.3.10.3	Process Solution System
	As above for preg and barren solution handling systems

3.2.3.11	Utilities and Services

3.2.3.11.1	Plant Air Compressor
	Nominal flow, Nm3/hr	170	D	Remains in design criteria for future consideration. Not included in Equipment List, Operating and Capital Costs, Flowsheet, Process Description, P & ID’s
	Maximum flow, Nm3/hr	200	D

	Nominal discharge pressure, kPa	680	D
	Maximum discharge pressure, kPa	1200	D
	Type	screw type	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	Installed power, kW	22	D

Page 3-33

3.2.3.11.2	Instrument Air Compressor
	Nominal flow, Nm3/hr	20	D	Remains in design criteria for future consideration. Not included in Equipment List, Operating and Capital Costs, Flowsheet, Process Description, P & ID’s
	Maximum flow, Nm3/hr	25	D

	Nominal discharge pressure, kPa	700	D

	Maximum discharge pressure, kPa	750	D
	Type	screw type, oil free	D
	Motor power factor, %	15	D
	Variable speed, yes/no	no	D
	Number of operating pumps	1	D
	Number of installed spares	1	D
	Installed power, kW	5	D

Page 4-1

4.0  GEOLOGY and EXPLORATION

4.1  Historical Activity and Exploration

Exploration of Northern Mexico by the Spanish started in 1554, and in the immediate area of Ocampo with the first significant mineral discovery in Chihuahua in the Santa Barbara district in 1567.

Ocampo was discovered in 1804.  The initial exploration and exploitation of the area was curtailed because of the Mexican War for Independence during the early part of the 1800’s.  After the war, English interests made significant investments in the Refugio and Plaza de Gallos mines in the western part of the district.  Veins in the northeast Ocampo project area were discovered shortly after in the 1840’s.

In the mid 1800’s mining experienced a slow down due to the political unrest associated with the French Intervention.

In the late 1800’s the government of Porfiro Diaz actively encouraged foreign investment and the development of the Ocampo mines was accelerated.  From the 1880’s until 1912 Ocampo had it’s greatest period of historical development.  By the early 1900’s the Green Gold-Silver Company had effectively consolidated the district.  In 1912, shortly before the Mexican Revolution, the chief engineer of Sierra Consolidated, Robert Linton, estimated that up until that time, the total production of gold and silver from Ocampo had exceeded 100 million U.S. dollars.  The Mexican Revolution halted mining in the Ocampo district and much of Mexico.

In the 1930’s with the rise in the official price of gold, activity in the area increased.  In the period between 1939 and 1941, the predecessor company of

Kappes, Cassiday and Associates	Sec 4.0 Geology and Exploration
November 2004

Page 4-2

Minerales de Soyopa produced over 3.8 tonnes of gold and 59 tonnes of silver from one high grade ore shoot at the Plaza de Gallos mine.

Small scale operators and gambosinos continued to operate in the area from the 1940’s through the 1990’s.

In the 1980’s the Consejo de Resources Minerales (CRM), an agency of the Mexican federal Government, financed the construction of a mill equipped with a flotation circuit that can process about 100 tonnes per day.

In 1994, the Mexican mining laws were changed to allow 100 percent foreign ownership of mining properties.  This change in the Mexican mining laws accelerated exploration investment through out Mexico.

In 1997, Mogul Mining NL (Mogul) entered into a joint venture with Soyopa.  Mogul conducted a district scale mapping and sampling program focusing on the western portion of the district.  A total of 59 reverse circulation drill holes for a total of 6,288 m of drilling were completed.

In 1999, Augusta Resources Corporation (Augusta) entered into an agreement to acquire Mogul’s interest in the project.  Augusta drilled 11 reverse circulation holes and deepened one existing hole for a total of approximately 1,677 m drilled.  Mogul and Augusta did not meet the work commitments in the agreement and the property reverted to Soyopa.

In 1999, GLR obtained an option to purchase 17 mining concessions in the area from Minera Fuerta Mayo, S.A de C.V. (Minera Fuerta).  During 1999, GLR had an active exploration program consisting of mapping, sampling, underground test mining and core drilling.  50 shallow holes were drilled in the Northeast Ocampo

Page 4-3

project area totalling approximately 3,729 m.  The results of this work were detailed in a PAH report dated December 9, 1999.

In 2000, GLR entered a joint venture agreement with Soyopa.  The joint venture agreement was replaced with a purchase agreement dated November 24, 2001.  With the Soyopa agreement GLR effectively consolidated the entire Ocampo mining camp for the first time since the Mexican Revolution of 1912.

In 2000, GLR continued exploring the properties with delineation drilling on the shallow PGR deposits.  At this time drilling to explore the deeper potential of the Northeast Ocampo vein structures was also carried out.  A total of 31,046 m of reverse circulation and core drilling was completed during the coarse of this program.

As part of this program Millennium Mining Associates completed a detailed structural/geochemical analysis of the mineralization in the district.  Dr. Derrick McBride performed additional structural work at this time.

Metallurgical testing was carried out by KCA in 1998, 1999, 2000, 2001, 2002, 2003 and 2004.  A preliminary design and a cost estimate for a heap leach pad and ponds was made by KCA in March 2001.  At the same time Seegmiller completed a geotechnical evaluation on the stability of potential open pits for the Picacho, Plaza de Gallos and Refugio deposits.

During 2001, GLR completed a resource study that was audited by WGM.

In April of 2002 PAH completed a scoping study examining the economics of a combined open pit/underground mining operation utilizing heap leach recovery techniques.

Page 4-4

In March 2002, Bolnisi Mining N.L. (Australia) entered an agreement with GLR to earn a 60% interest in the PGR portion of the property.  They were to complete a feasibility study and bring the property to production within a two year period.

Beginning in 2002 a large scale drilling program was undertaken by GLR to test the potential at depth of the high grade veins in the Northeast Ocampo project area.  In the spring of 2003 the company made a decision to proceed with an underground exploration and development program via a 4 x 5 meter decline ramp to further explore the veins with in the Northeast Ocampo project area.  KCA completed a scoping study at this time examining economics of an underground mining operation with convention mill processing.

In November 2003 the Bolnisi earn-in agreement was terminated and all technical data generated by Bolnisi was made available to GLR.

In early 2004 this feasibility study was begun to examine the economics of a combined open pit and underground mining operation utilizing heap leach recovery techniques for the PGR open pit ores and conventional milling for the higher grade underground Northeast Ocampo project vein deposits.  As of June 10, 2004, the data cut-off for resource and reserve estimates, over 130,000 meters of drilling in over 800 drill holes had been completed.

Figure 4-1 shows the special relationship of the two project areas on a district scale.

Page 4-5

Figure 4-1

GLR currently has a continuing program of exploration and development drilling both in the Northeast and PGR project areas (“Northeast” is the designation of the high grade underground-target vein areas, and “PGR” is the designation of the open pit area).

Efforts in the Northeast underground have been focused on reserve definition and delineation of a new type of vein mineralization.

The newly discovered sulphide veins are mineralogically different from the previously discovered and historically exploited quartz vein breccias.  The sulfide veins are composed primarily of semi- to massive-sulphide veinlets with only minor quartz as opposed to the historically exploited quartz rich vein breccia.

The mineralogical make-up of the sulphide veins is such that in the surface weathering environment these veins rapidly deteriorate, resulting in the absence of an outcrop.  This type of weathering would explain the absence of this vein type in the historical production records and vein descriptions of the Ocampo district.

Page 4-6

To date, two veins of the sulphide type have been discovered.  Esperanza hosts a currently modest resource grading 10.8 g/t eAu.  Limited drilling and sampling on Chica Rica has returned up to 103 g/t Au and 1300 g/t Ag.  Both veins are open in all directions.  Bottle roll tests to date indicate gold and silver contained in the sulphide veins is amenable to cyanide recovery methods.

Exploration in the Ocampo Open Pit area is currently focused on the Luke’s Luck–San Ramon structure in the area between the Picacho and Plaza de Gallos deposits, and the westward extension of the La Estrella deposit. The location of these targets is shown in Figure 4-2.

Figure 4-2

Both the Estrella extention and Luke’s Luck are immediately adjacent to known reserves. Neither of these targets have a resource estimate attributed to them.

Page 4-7

4.2  Geologic Setting

4.2.1  Regional Geology

The Sierra Madre Occidental (SMO) is an extensive physiographic province that is composed largely of volcanic rocks which overly a Precambrian through Jurassic basement. This is one of the largest unmetamorphosed andesite and dacite accumulations in the world. Erosion and uplift have created deep incised canyons The basement rocks are rarely exposed and poorly known. This province extends from the south of Mexico to the border of the United States.

The oldest rocks exposed in the Ocampo area are the Triassic to Cretaceous aged Témoris Unit. These sediments are found in isolated erosional widows and are composed of conglomerates, sandstones, limestone lenses and intercalated andesites (see Figure 4-3 Regional Geologic Map).

Beginning with the Laramide Orogeny in late Cretaceous and continuing throughout the Cenozoic, the area was the site of intense volcanic activity.  This volcanism produced a thick sequence of volcanic flows, tuffs, and agglomerates of andesitic to rhyolitic composition and related intrusives.

Volcanic stratigraphy in the Sierra Madre Occidental has been broken into two main groups consisting of the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG).

Page 4-8

LVG rocks dominate the project area and consist of massive andesitic to rhyolitic flows and tuffs.  Localized beds of volcaniclastic sediments are also present.   This group of rocks is host to the majority of the Au-Ag deposits exploited thus far in the SMO.

UVG rocks are comprised of felsic ignimbrites, tuffs, flows and volcaniclastics.  Textural and sorting characteristics indicate some of the units were deposed under basal surge conditions. This intense and prolonged volcanic activity probably produced the hydrothermal mineralization responsible for the numerous gold and silver mines in the area.

Page 4-9

Figure 4-3 Regional Geology Map

SONORA - Not Mapped
CHIHUAHUA
SANTA BRIGIDA
El Puerto Amarillo
SANTA BARBARA
NAVOSAIGAME
CONCHENO
Pinos Altos
POTRERO
SANTA MARIA
Sta. Maria
OCAMPO
El Durazno
Cahuisori
Basaseachic
Huajumar
Arroyo Hondo
El Placer
Moris
PILAR DE MORIS
TAPIAS
Candamena
CANDAMENA
Saucillo
Qal
UVG Volcanics
UVG Sediment and Volcanics
Tertiary Rhyolitic Intrusives
LVG
Cretaceous Granodiorites
Cretaceous Sediments
Triassic-Jurassic Sediments
Paved Highway
Maintained Road
Trail
Town
Historic Mine
Fault
0
5
10
KILOMETERS
North

On a regional scale the SMO is a relatively undeformed high plateau (Henry and Aranda-Gomez, 1992). Overall, there is a northwest trending structural fabric best evidenced by the alignment of the numerous mining districts found in the SMO.

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The shear volume of volcanic rocks and the numerous semi-circular features that can be identified in high altitude air photos and satellite imagery indicate the formation of large volcanic calderas. From the satellite work it appears that Ocampo lies near the center of a major caldera and is surrounded by at least two others.

Henry and Aranda-Gomez suggest that the reason that the SMO is relatively undeformed is due to the presence of a large batholith that underlies it.   This inferred batholith is believed to be source of the very large volume of volcanic sediments.

4.2.2 Ocampo District Geology

The two geologic units that are exposed within the Ocampo are the LVG and the UVG. These rocks are composed of andesites, rhyolite flows and agglomerates which are overlain Oligocene tuffs of the UVG. An age date of 28 Ma is recorded for the upper most volcanic unit making the major part of the mineralization older than that date.

The stratigraphic column at Ocampo is composed entirely of volcanic and intrusive rocks of the LVG and UVG (see Figure 4-4 Stratigraphic Column).  The oldest recognized unit exposed at surface is a rhyolitic sequence within the LVG.  Flow and pyroclastic textures have been recognized in both outcrop and core.

Page 4-11

Figure 4-4 Stratigraphic Column

OCAMPO GOLD SILVER PROJECT

Stratigraphic Column

TrT

Upper Rhyolite Tuff. Rhyolite Tuff - light grey to white. weathers beige to pink. 1-2% 1mm anhedral quartz phenocrysts, <1% 1mm biotite, 1-8% lithic lapilli in weak to moderately welded ashy/vitric groundmass. Locally stratified. Forms resistant cliffs.

Tdi

Intermediate Dikes. Diorite Porphyry- dk. grey; weathers brown. 20% 1-8mm subhedral plagioclase phenocrysts, 7% 0.3-3.0mm pyroxene (usually weathered to chlorite) in crystalline groundmass of similar composition. Forms moderate slopes.

Tse

Santa Eduviges Tuffs. Andesite to Dacite lithic tuff - beige to lt. green; weathers brown. 18% 1-3mm anhedral plagioclase, 15-25% cognate lapilli (derived from Toa or Tsr). <1% 1-2mm anhedral quartz, <1% 0.5mm biotite. Poorly welded, forms steep slopes and rounded outcrops. Distingushed from Toa by presence of quartz.

Tsr

San Ramon Arenite. Volcaniclastic Sandstone and Sandy Tuffs - lt. grey; weathers tan - coarse grained, sub rounded, poorly to moderatey sorted, friable with difficulty. Well stratified in 5-50cm beds. Forms moderate slopes.

Toa

Ocampo Andesite. Andesite - dk. grey; weathers brown - varies from fine grained to plagioclase porphyry to lithic tuff and agglomerate - 7-10% 1-3mm subhedral plagioclase, 1-5% lithic lapilli to blocks in grainy groundmass including horneblended and finer grained plagioclase. Tuffs locally stratified. Forms steep slopes and rounded outcrops.

Tes

El Saito Tuff. Rhyolite Tuff - lt. grey; weathers to beige - 3-5% lapilli size pumice fiamme. 1-3% lithic lapilli 1% 1mm quartz phenocrysts in sucrosic groundmass. Moderately to strongly welded, moderately eutaxitic. Forms resistant cliffs.

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Pyrroclastic breccias from this unit contain andesite to dacite fragments indicating an older andesite unit is potentially present beneath this unit.

Overlying the rhyolite unit is a thick sequence of andesite to dacite agglomerate flows and tuffs.  These rocks are also units within the LVG.  Agglomerates are the dominant rock type with in this unit.  Interbedded within these are occasional lenses of volcaniclastic sediments.

Overlying the andesitic unit, UVG rocks are comprised of felsic ignimbrites, tuffs, flows and volcaniclastics.  Textural and sorting characteristics indicate some of the units were deposited under basal surge conditions.

All the above rock types have been intruded by andesite to dacite dikes and sills.

In general, Ocampo can be broken into two major structural areas, the NE area and the PGR trend that extends from Alta Gracia in the southeast to beyond La Estrella in the west (see Figure 4-5 District Geology).  This structural fabric is the result of movement along a series of northwest trending structures (MMA, 2000).  MMA’s work documents six major periods of deformation.  The driving force behind these events is believed to be a combination of the emplacement of a postulated intrusive beneath the district and extensional regional tectonics.

Page 4-13

Figure 4-5 District Geology

Page 4-14

Table 4-1, from the MMA report, details the six deformation events.

TABLE 4-1

Gammon Lake Resources

Ocampo Gold-Silver Project

Summary of Deformation, Kinematics and Mineralization

Deformation Event	Main Shear Kinematics	Orientation of Principal Stress	Associated Geochemical Event
D1	Dextral strike-slip with some normal movement	S37W23	No known mineralization
D2	Sinistral strike-slip with some reverse movement	N73E35	No known mineralization
D3	Dominantly dextral strike-slip with local sinistral movement	N24E03	Early, most intense quartz deposition
D4	Local sinistral/reverse movement	N51W55	Continued quartz deposition
D5	Normal with minor sinistral strike-slip	S38E80	Early and strong ore-metal deposition (extensional kinematics)
D6	Dextral strike-slip with minor normal movement	N53W15	Continued ore-metal deposition (lateral kinematics)

Stereonet analysis shows that both dip slip and strike slip movement accompanied each phase of structural deformation.  Orientation and geometry of the higher grade mineralized zones intersected in drilling, further supports both strike slip and dip slip movement.

Page 4-15

The PGR area consists of a series of NW trending faults that jog across WNW trending structures.  Timing, geometric and kinematics support the hypothesis that the WNW fault zone is an oblique transfer zone that developed in order to accommodate movement along the NW faults.  Another conclusion by MMA indicates that the NW trending structures are part of a district scale cymoid loop.

The NE area consists of a large northerly trending structure, the Belen-San Jose, which is intersected by the NW trending Aventurero and Rosario structures.  Numerous NNE fault segments bounded by bounded by NW faults are also present.  The large north trending Belen-San Jose structure intersects the PGR trend in the La Pared area.

4.3 Deposit Types

Ocampo is a classic gold-silver epithermal mining district.  The mineralogy and alteration present in both the PGR and the Northeast Ocampo project area are indicative of low sulphidation, quartz-adularia type epithermal systems.

The low sulphidation systems contain quartz veins, stockworks and quartz breccias with gold, silver, electrum, argentite and pyrite with minor and variable amounts of base metal sulphides.  These minerals probably were deposited in a high level (epizonal) to near surface environment.

In the northwest portion of the GLR property, historic mines such as La Fe and other prospects are considered to be of the high sulphidation, quartz enargite type deposits.  This type of system has veins, vuggy breccias, and sulphide replacements ranging from pods to massive lenses associated with high level

Page 4-16

hydrothermal systems.  The mineralization in the La Fe area is hosted by rhyolite and dacite rocks.  These rocks and mineralization may be stratigraph-ically lower than the mineralization in the PGR Trend and the Northeast area.  This suggests that this type of mineralization may be found at depth under the PGR Trend and the Northeast deposits.

4.4 Mineralization

The gold-silver mineralization in the project area is structurally controlled.  Structures that strike N, WNW, NW, NE and E-W all host mineralization that is potentially of economic grade.   While the majority of potentially economic mineralization discovered to date is hosted in andesite flows and agglomerates, all rock types contain mineralization and no single rock type has been shown to be more receptive to gold and silver mineralization.

Quartz occurs in a number of forms such as banded creamy white chalcedony, clear crystalline white quartz and drusy amethyst.  Work by MMA indicates that the majority of quartz deposition took place during structural event 3 while the gold-silver deposition only took place in the last two periods of deformation.

The gold-silver mineralization is seldom found in discreet fissure veins at Ocampo.  The majority of host structures consist of a core of quartz breccia surrounded by varying degrees of quartz stockworks and silicification.  The true thickness of the mineralization exceeds 50 m in some areas such as Plaza de Gallos and Refugio.  An argillized halo is often present surrounding the silicified structures.

Page 4-17

A second type of gold and silver bearing vein has recently been discovered in the Northeast Ocampo project area.  Two of these veins have been found to date, Esperanza and Chica Rica.  These veins consist of semi to massive sulfides filing fractures, and as disseminations in the wall rock sulfide.  Relatively minor quartz accompanies the sulfide mineralization indicating a relatively late formation.

The precious metals consist of electrum, native silver and a variety of silver sulfides..  The base metals sphalerite, galena and chalcopyrite occur in minor varying amounts and have no economic importance in these veins and there does not appear to be an increase in concentration at depth.

A study by MMA suggests that Cu, Pb and Zn along with gold and silver can be indicators for precious metal deposition.  The same study found that depletions of Li, Ba, Na, K and Ti can also be an indication of precious metal deposition.

Argillic or clay caps may be an expression of the very tops of the precious metal depositional horizons.

The gold-silver mineralization is known to occur in this area over a vertical distance of 750 m.  This vertical distance is not known from one deposit.  It is based on the fact that the lowest productive levels at the Santa Juliana mine were at an elevation of approximately 1,400 m and the vein outcrop at the Plaza de Gallos, the highest point, is at an elevation of approximately 2,150 m.

Page 5-1

5.0  DRILLING

Since 1997, this large project area has been the subject of a number of drilling campaigns by GLR and other operators.  GLR has maintained the results of all the drilling completed since 1997.

The drilling has been done using reverse circulation (RC) sample collection or by diamond core drilling.  As of June 10, 2004 over 130,000 meters of drilling in over 800 drill holes had been completed.

The drilling on the Open Pit PGR trend had been mainly by reverse circulation prior to the current program.  During the current 2004 program core drilling has predominated over reverse circulation methods

In the Northeast area the drilling has been predominantly by diamond core drilling.  The first 20 holes of the 2002 drilling program were collared using RC methods and completed through the mineralized zone by core drilling.  All holes drilled since 2002 in the Northeast Ocampo project area have been diamond core holes.

Underground drilling in 2000 and 2001 was done from drill stations prepared in old workings.  Drilling from the new ramp commenced in 2003 and has focused primarily on the Aventurero, San Juan and Esperanza veins.  Figure 5-1 shows the underground equipment currently in use.

Kappes, Cassiday and Associates	Sec 5.0 Drilling
November 2004

Page 5-2

Figure 5-1

Reliable operators have been used through the modern project history with the drilling has been of good quality throughout this active period.

Current drilling is focused on strike extensions of deposits in the Open Pit area and reserve drilling on the NE underground veins.  As of November 11, 2004 approximately 980 holes totalling 166,000 meters had been completed in the Ocampo Gold Silver Project.

Page 6-1

6.0  SAMPLING METHOD and APPROACH

Sampling procedures have been consistent throughout the various programs conducted in Ocampo.

6.1  Surface Samples

The surface samples were generally in the form of channel chips.   Samples were normally 3 meters in length and their position surveyed by tape and Brunton compass and tied to the local survey grid.  Select samples and shorter channel chip samples were taken in areas of distinct vein outcrops.

6.2  Underground Samples

During the 1999, 2000 and 2001 exploration programs, underground samples in historic workings were collected using channel chip sampling methods.  When necessary the face was cleaned prior to taking the sample.  When the drift was in the vein, back samples were taken, usually with a single sample across the back.  In areas containing stopes, pillars and ribs were sampled.  In cross-cuts the rib was sampled.

Underground sampling in the new exploration and development ramp in the Northeast Ocampo project has been conducted according to a sampling protocol developed by PAH in a report dated January 30, 2004.  Exploration/development channel samples are taken across the mineralized structures at 1.5 to 3 meter spacing along exploration drifts and sills on the vein structures. This entails taking several samples respecting geologic boundaries along a channel placed across the face, back or rib of the workings. In addition, GLR often takes a

Kappes, Cassiday and Associates	Sec 6.0 Sampling Methods and Approach
November 2004

Page 6-2

production channel sample across the entire mining face horizontally from left rib to right rib.

Exploration/development channels are treated as if they were drill holes and stored in the project database. To accomplish this task, each channel is stored with a channel identifier (ID), along with the location northing, easting and elevation mine coordinates.

6.3  Surface Ore Stockpile Samples

Currently, GLR is depositing mineral and waste material from the exploration/development ramp nearby the portal, from where it is loaded to 13-tonne mine trucks and hauled to the waste dump or ore stockpile areas.  Separate ore stockpiles are kept for each vein.   Samples from the “ore” stockpiles are taken after unloading and then the piles are flattened to create a “bench”.    “GLR is going through great effort to map the location of piles relative to the mine location(s) where the pile came from.”  (PAH, 2004)

6.4  RC Samples

Sampling procedures for the RC drilling have been constant throughout the various drilling programs.  The samples were continuously collected in a cyclone.  At the end of each sample run (5 feet or 1.5 m) the sample was discharged through a Gilson Riffle.  One half of the first split was split again to form two samples, one for assaying and duplicate sample for storage.  In zones of poor recovery only one split was made.

Page 6-3

If the sample was wet due to injection or water inflow a rotary wet splitter was used to collect the sample in buckets before being double split through a riffle splitter.  Large water inflows during the course of drilling are rare at Ocampo.

The drilling contractor’s crews collected the samples.  A GLR geologist was on site to monitor the sample collection process.

The recovery was logged using a qualitative scale of 1-3 and a notation generally made in the comments column in zones of poor recovery.  An additional small sample was collected in chip trays for geological logging on site.

6.5  Core Samples

The core was either HQ or NQ in size in the surface holes.  Holes were started at the larger HQ size and reduced to NQ as necessary.  Underground holes generally started with HQ size and reduced to NQ as conditions warranted.

The deeper portions of holes drilled by a small man portable core rig in the 2000 and 2001 program utilized the smaller BQ size.  A portion of the current underground holes have used NQ sized core through out when drilled at a steep upward angle.

The drilling crew boxed the core and GLR employees transported it to the core storage facility.

At the core storage facility the core is marked for sample lengths and split using an impact splitter.  One half of the core is bagged and tagged for assay.  The other half is returned to the core trays for storage.

Page 6-4

The BR and UGD holes were sampled on a length of 1 m.  The surface ODH holes were sampled on 1.5 m lengths.  The current OG and OU drill holes are sampled at 4.5 m lengths until the stockwork beside the quartz breccia/vein is reached. At that point the sample length is reduced to 1.5 m to sample the stockwork.  When the quartz breccia/vein is reached the sample length is reduced to 1 m in length, and it usually stays at that length until the end of the hole.  The length of the samples may vary due to the thickness of the vein.

Page 7-1

7.0  SAMPLE PREPARATION, ANALYSIS and SECURITY

7.1  Sample Preparation

The handling procedure has been the same throughout the project history.   The bagged and tagged samples are pickup on site by ALS Chemex personnel and taken directly to their sample preparation facility.  The prep lab splits and crushes the samples and prepares a –90% 200-300 gram pulp sample.  The pulps are sent to Chemex in Vancouver for analysis.  The sample rejects are stored in Chemex’s facility in Hermosillo.

7.2  Analysis

All of the BR holes drilled by GLR in 1999 and year 2000 holes - ODH-60 to 80, including the Augusta holes and the first four Mogul holes - used a 30 g fire assay with AA finish for gold and Aqua-Regia extraction with an AA finish for silver.  Assay values that exceeded 10 g Au/t or 100 g Ag/t were re-analyzed by fire assay with gravimetric finish.

All GLR holes, subsequent to drill hole ODH-80, were analyzed using a 1-assay ton sample for fire assay with a gravimetric finish for both gold and silver.  All of the Mogul holes utilized this same analytical method except for the first four (4) holes wich used 30 gram fire assay AA finish techniques.

In 2000, Chemex discovered a potential underestimation of silver when using Aqua-Regia/AA methods.  Following this discovery the mineralized zones from holes ODH-71 to 80 and a number of the 1999 BR holes were reanalyzed utilizing a 1-assay ton sized sample for fire assay with a gravimetric finish.  This re-assaying by fire assay indicated that significant (order of magnitude)

Kappes, Cassiday and Associates	Sec 7.0 Sample Preparation, Analyses and Security
November 2004

Page 7-2

underestimating of silver had occurred in less than 5 percent of the samples that had been assayed using an Aqua-Regia/AA finish.

7.3  Security

The samples for assay are taken directly from the site to the Chemex facilities by the Chemex staff.  The sample rejects are stored at Chemex’s Hermosillo facility.

Pre 2002 RC duplicate samples are stored in a pole barn at a fenced and secured site near Picacho.  This site has a 24-hour guard who lives adjacent to the site.  Starting with the 2002-2003 drilling program, some of the RC duplicate samples are stored in a locked building at the Soyopa complex below Picacho.

The drill core in the early stages of the program was kept in a locked, closed and secure building near the GLR field office at the Fomento mill just north of the Northeast drilling area.  This core has been moved and the entire core is now stored in cement block buildings at the Soyopa complex.  This facility is locked and secure and a security guard lives on the site.

8-1

8.0  MINERAL RESOURCES and RESERVE ESTIMATES

8.1  General

The mineral resource and mineral reserve estimates for the Ocampo project were calculated under the direction of John Thornton of Mintec, Inc. The estimates were made from 3-dimentional block models utilizing commercial mine planning software developed by Mintec, Inc. called MineSight®. Mintec and GLR developed the original resource model of the PGR trend deposits and separately the Northeast deposit.  The resources have been reported by Mintec under a 43-101 report submitted previously.   The text of this section is copied directly from that report.

The project limits are based on a local mine grid of 17,500 to 21200 Easting, and 9600 to 11,200 Northing. This area represents a 5.92 square kilometer area. The elevation bounds are 1,300 meters by 2,200 meters. The block cell size measures 10 meters east by 4 meters north by 3 meters high. The ore block size was chosen to minimize dilution of the dipping ore zones, and for tight geological control for the high-grade veins.

8.2  Data Verification

Mintec has stored the entire data base provided by GLR to be used for statistical analysis and for use in developing resource models for each designated mine and vein area drilled. This data has been displayed to observe any specific obvious errors in collar and elevation locations such as hanging in mid air, or starting well below the surface where there are no openings. Also visually checked, were orientations of all drilling to ensure the correctness of the drill hole direction and length. Where there were obvious errors, the GLR geologists were conferred with, and appropriate data adjustments were made.

Kappes, Cassiday and Associates	Sec 8.0 Mineral Resources and Reserve Estimates
November 2004

8-2

The approach to modeling first in section, and then in plan, gave Mintec many opportunities to question specific areas where, with no fault structures indicated, disjoint vein continuities might suggest numerical coordinate errors might exist. This potential error was encountered very infrequently, and immediately discussed and corrected, or observed and concluded by GLR geology to be correct.

Mintec concludes that the assay database used for the PGR and the Northeast mineral resource estimation is sufficiently free of error to be adequate for resource estimation.

8.3  Geographical Area Model Division

Gold and silver mineralization is largely structurally controlled. Based on the large base of drill hole information and geological mapping, the deposit has been subdivided into a number of areas based on historical mining names, or new geographical areas or domains, each containing predominant structures of differing orientation. The naming convention for these areas has previously been summarized, but major domains for resource reporting is as shown below:

Most easterly deposit La Estrella on the PGR Trend including Conico

Refugio

Plaza de Gallos

Picacho

Northeast Zone

There have been a total of 627 drill holes, trenches and underground channel samples comprising a total of 24,057 meters of exploration information completed within the PGR Trend area that have been loaded into the Mintec data base.

8-3

A number of these holes were drilled outside of the productive deposit areas for geo-technical purposes or for condemnation drilling and were not used to define ore zones. Mintec filtered the data to be used for grade extension by assigning an ore code for low-grade equivalent gold (less than 0.50 g/t), mid-grade equivalent gold (greater than 0.50 g/t but less than 3.0 g/t), void or barren areas, and High-grade equivalent gold (greater than 3.0 g/t) to identify drill holes and their interval ranges which contributed to the development of ore zones. Identified continuous mineralized zones have been drilled on 50-60 meter grids, with many infill section spacing done on 25-meter grids. There were a total of 64 sections used to describe resource areas area whose combined strike length spans 2,500 meters. The 3g/t high-grade resource vein sets were designed using a total of 60 interpreted sections.

8.4  Data Analysis

8.4.1  General

The geostatistical analysis of Ocampo deposit included the statistical analysis of assays and composite grade items, the correlation analysis of the composites and the spatial continuity analysis of the mineralization using the variograms

The current Ocampo deposit database contains a total of 1434 records of drill holes of various lengths and orientations, including the trenches and underground samples. The majority of the holes are drilled at dips between 30 to 75 degrees. They are oriented towards the trend plane of the deposit that has a strike of about N120E. The holes were typically drilled on sections that are 25-50m apart depending on the location. The depths of the holes are mostly within 100-250m range.

8-4

The total drilling is over 62,500m with about 33,000 assays, including the unassayed intervals. The assayed intervals for gold and silver consist about 80% of the total assays. However, in some cases they were not always assayed in the same interval. The nominal assay interval length is 1.5m although there are some at 3m. Therefore, the average assay interval length is 1.898m.

There are areas in the deposit that are identified by a specific name. Only four areas in this deposit were included in the study. These are:

Conico

Plaza de Gallos

Refugio

Picacho

Assays in these areas were given an AREA code of 1-4. About 15% of the assays are outside these areas and therefore do not have codes. The mineralization intensity codes were based on gold and silver grade polygons interpreted on benches. These polygons became the basis of the solids representing the three grade mineralization categories as follows:

Low-grade

Medium-grade

Internal waste

High-grade

Assays within these solids were given a ZONE code of 1-4. Only about 31% of the assays in the studied areas were assigned codes. The assays outside the solids therefore were not coded, and are considered waste.

8-5

8.4.2  Assay Data Statistics and Log-probability Plots

Statistical analyses of assay data were performed for gold (AU) and for silver (AG). General statistics - total length, number of samples, mean value, standard deviation, maximum value, and coefficient of variation -  were calculated for reference. However, these statistics were limited to those assays with assigned ZONE and AREA codes. Tables 8.1 and 8.2 give the summary statistics for the original AU and AG of assays in the database at different cutoff grades using all areas and all zones but excluding internal waste.

Detailed statistical analyses were done by ZONE and AREA to look at the histogram and the cumulative frequency curves for gold and silver. These statistics were used to define the outlier cutoff grades for the assays. Based on these statistics, it was also decided to study the AREA 1-3 assays together. Figures 8-1 and 8-2 give the log-probability plots showing the cumulative frequency curves for gold in these areas within ZONE 1 and 4, respectively. ZONE code 3, internal waste, was not studied. ZONE code 2 occurred only in AREA 4.

8.4.3  Evaluation of Outlier Grades

Mintec identified outlier grades for AU and AG by using observed breaks in trends defined in the cumulative distribution for these metals (Figures 8-1 and 8-2). Table 8-3 gives the outlier grades determined for AU and AG of assays by ZONE and AREA. The

8-6

original assay values were cut down to the maximum values indicated in this table. There were 17 AU and 15 AG assays that were cut down. The cut assays were stored into AUCUT and AGCUT items in the database. The cutting reduced the average grade of AU and AG by about 2%.

For restriction of high-grade outlier values during the interpolation, the outlier cutoffs for the AU and AG composite grades were also established. These outlier cutoffs were 20gr for AU and 600 gr for AG. The influence of the composites higher than these values was limited to 25m.

8.4.5  Gold-Silver Grade Correlations

The AU and AG assay grades do not correlate well in ZONE 1 for AREA 1-3. However, they do correlate much better in ZONE 4. The coefficients of correlations obtained from the least square linear regressions in AREA 1-3 are around 0.40 and 0.76 for ZONE 1 and 4, respectively. Figures 8-3 and 8-4 show scatter plots of AU versus AG assays in these zones.

8.4.5  Composite Data Statistics

Both the original assays (AU and AG) and the cut assays (AUCUT and AGCUT) in each drill hole were composited into 3m fixed lengths for equal support. These 3-m composites were used for the variogram analysis and in the interpolation of block grades of the 3-D mine model.

Each composite interval in the database was also assigned a ZONE and an AREA code based on the majority length. Tables 8-4 and 8-5 give the summary statistics by ZONE for the 3-m AU and AG composites, respectively.

8-7

Figures 8-5 and 8-6 show the statistics and histogram plots of the original AU and AG composites in ZONE 4. The first class interval in both AU and AG histograms indicate that there is still considerable internal waste in this high-grade zone. Therefore, one can expect some smoothing and dilution in the block grades when the grade interpolation is performed.

8.4.6  Variography

Variogram analyses using the 3-m composites were done for AU and AG items. ZONE 1, 2 and 4 composites were used to determine the spatial continuity of the mineralization. Low and outlier high-grade cutoffs were applied to AU and AG to have representative data for the variogram analysis. The type of variogram used in all calculations was the correlogram. A correlogram has a normalized sill value of 1.0 as opposed to a normal variogram that generally has a sill value equal to the variance of the composite data used. The advantage of the correlogram is its ability to deal with the variability of the data better than the normal variograms. Thus it is more likely to capture the underlying spatial continuity of the mineralization.

A rotation was applied to the composite data to be able to compute the variograms on the trend plane. The approximate rotation angles used for the trend plane were N120E azimuth with a 60 dip to SW. Directional variograms were calculated on this trend plane at 45° increments of 0, 45, 90 and 135 degrees using a ±22.5° tolerance angle on the plane, ±15° tolerance angle vertical to the plane. Since the variogram on the same plane in any given direction is the same as the variogram in opposite direction, these angles cover the entire 360° circumference of the trend plane.

8-8

The directional variograms essentially exhibit the continuity of the mineralization at different directions in a mathematical form. A visual display of this continuity was accomplished by generating variogram contours from these directional variograms. The contours represent iso-variogram values on a particular plane. The outermost contour line is usually the 1.0 contour where the variogram reaches the normalized variance line or the expected sill. Theoretically, it means that samples are not correlated once the distance between them exceeds the distance to this contour line in a given direction.

If the mineralization is isotropic, the variogram contours will be more or less circular. If there is anisotropy or the mineralization is more continuous in one direction than another, the variogram contours will be more elliptical. The azimuth of the major axis of the ellipsoid provides us the trend direction. The ratio of the major to minor axis provides the anisotropy ratio.

Figures 8-6 and 8-7 show the variogram contours generated based on the directional variograms in ZONE 1, 2 and 4 for AU and AG, respectively. The grid spacing on these plots is 50m. An ellipse with a major axis 120m and minor axis 100m has been overlaid on the contours in each plot to indicate the general direction of continuity. The major or the long axis of the ellipse for both AU and AG is N-S on the rotated trend plane. So, it corresponds to the strike direction or the N120E azimuth angle. The minor or the short axis of the ellipse is thus E-W on the rotated trend plane. So, it corresponds to the dip direction.

Down-hole variograms were calculated to determine the spatial continuity of grades vertical to the trend plane. These variograms were also helpful in determining the nugget effect parameter.

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The modeling of the variograms was based on the average variogram on the trend plane and the down-hole variograms. Spherical nested models were used to model these variograms. The anisotropy ratios in strike and dip direction of the variograms were derived from the variogram contours.

Based on these variograms, the primary mineralization structure ranges in the strike direction are 30 and 38 m for AU and AG, respectively. The secondary structure continuity in the strike direction goes to 120 m for both AU and AG. However, the correlations between the samples are less in this range.

In the dip direction, the primary mineralization structure ranges for AU and AG are within 25-32 m. The secondary structure continuity in the dip direction extends to 100 m for both AU and AG with decreasing correlations between the samples.

The down-hole variograms display a shorter range as expected. They were calculated vertical to the strike/dip plane using 6-m lags. The primary structure ranges for AU and AG are about 8 m. The secondary structure ranges are around 25 m. These secondary ranges have lower correlations between samples. Figures 17.9 and 17.10 show the plots of the variograms on and across the trend plane and the spherical model fit for AU and AG, respectively. Table 17.6 summarizes the variogram model parameters for both AU and AG.

The nuggets of the variograms were determined mainly from the down-hole variograms. The indicated nuggets for AU and AG varied between 25 to 35% sill value of the variograms. These values are high but not unexpected for this type of deposit. However, there is always the possibility that the nugget values will get magnified because of the

8-10

errors in sampling and assaying. Therefore, the in-situ variability at zero distance is sometimes better than what the variogram nugget indicates. Furthermore, the variograms were computed using combined ZONE 1, 2 and 4 codes. In interpolation of blocks, a geologic matching procedure will be used to ensure the exact matching of the same composite codes with the blocks. This will reduce the variability of the samples used in the block interpolation.

8.4.7  Cross Validation

The variogram parameters were tested and refined using cross validation methodology on the composite data. With cross validation, one estimates a known data point using a candidate variogram model and point kriging (or any other interpolation method), pretending that this data point is not known. In other words, only the surrounding data points are used to interpolate this data point, while leaving the data point out.

Once the estimated grade is calculated, one can determine the error between the estimated value and the true known value for this data point. The procedure is repeated for all known data points in the project area, to compute the error statistics such as the mean error, variance of errors and the average kriging variance for specified model parameters. For comparison, the overall process is repeated using different variogram or search parameters or models to check the goodness of these parameters.

A cross validation analysis was performed for both AU and AG to validate the interpolation parameters for ZONE 1, 2 and 4. A few parameters were modified and the cross validation was repeated to see the sensitivity of the parameter changes on the results. One of these parameters changed was the nugget effect. They were lowered to

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15-20% range from 25-35% range. This improved the cross validation results by only 2-3%. However, the effect of using lower nugget values in AG and AU block kriging interpolation should be to give more emphasis to the composites that are closer to the block interpolated. This should have a reducing effect on the smoothing of kriged values.

8.4.9  Interpolation Parameters

The variogram analysis and the study of drill hole grade distribution indicate that there is a trend plane with an approximate strike angle of N120E. This plane dips at different degrees from 30-60° southwest depending on the area and elevation. Although 60° is more prevalent dip angle, it would be better to use the corresponding strike and dip angles when interpolating the grades by zone or area.

The search ellipsoid parameters to be used in the 3-D model grade interpolation were determined after the mineralization plane and the variogram parameters were identified. For this, search ellipses were fit using the secondary ranges of the variograms on the selected trend planes for AU and AG. The strike search was kept at 80% of the secondary range. The dip search was reduced to 50% of the range because of the variations in dip angles by elevation. The search across the plane is set to the first structure range of the variogram. Table 17.7 summarizes the search ellipsoid parameters for the interpolation of AU and AG. However, these parameters were customized for a particular zone or area. The areas that should be within an open pit were kept at the minimum due to the close spaced drilling. The areas significantly below the open pit area were allowed to select data from composites at considerably up dip distances to complete the grade extension. All these tonnes greater than 75 meters from any composite are termed inferred, and are thus left out of the resource summary of the PGR for the open pit area.

8-12

Table 8-1 Statistics of AU assays at different cutoffs

Cutoff	Number	Length (m)	% Above	Mean	Std. Dev.	C.V.
0.0	9,423	15,332.4	100.0	0.701	2.062	2.94
0.2	4,668	7,739.5	50.5	1.320	2.765	2.09
0.4	2,844	4,755.7	31.0	1.976	3.365	1.70
0.6	2,061	3,450.3	22.5	2.541	3.801	1.49
0.8	1,630	2,716.6	17.7	3.040	4.145	1.36
1.0	1,345	2,244.3	14.6	3.492	4.429	1.27
2.0	694	1,163.2	7.6	5.438	5.471	1.01
3.0	440	729.4	4.8	7.219	6.260	0.87

Table 8-2 Statistics of AG assays at different cutoffs

Cutoff	Number	Length (m)	% Above	Mean	Std. Dev.	C.V.
0	9,385	15,274.8	100.0	24.15	74.54	3.09
1	8,517	13,133.1	86.0	28.04	79.72	2.84
5	7,287	7,287.4	47.7	49.15	102.23	2.08
10	3,458	5,248.5	34.4	65.63	116.36	1.77
20	2,183	3,306.3	21.6	96.17	137.73	1.43
30	1,634	2,471.2	16.2	120.55	151.74	1.26
50	1,082	1,631.5	10.7	162.87	172.03	1.06
100	582	872.4	5.7	242.88	203.61	0.84

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Table 8-3 Outlier cutoff grades used for gold and silver assays by AREA and ZONE

AREA	ZONE	AU Cut (gr)	No. of AU assays cut down	AG Cut (gr)	No. of AG assays cut down
1-3	1	10.	3	150.	3
4	1	2.5	3	85.	2
4	2	5.	2	125.	2
1-3	4	30.	5	1000.	5
4	4	20.	4	800.	1

Figure 8-1 Probability plot of AU assays – AREA 1-3, ZONE 1

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Figure 8-2 Probability plot of AU assays – AREA 1-3, ZONE 4

Figure 8-3 Scatter plot of AU vs AG assays – AREA 1-3, ZONE 1

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Figure 8-4 Scatter plot of AU vs AG assays – AREA 1-3, ZONE 4

8-16

Table 8-4 Statistics of 3-m AU composites by ZONE

ZONE	Length (m)	% Within	Mean	Std. Dev.	C.V.	Max
1	11,064.7	65.9	0.294	0.47	1.59	13.050
2	1,528.0	9.1	0.430	0.61	1.42	8.609
3	1,070.5	6.4	0.049	0.04	0.83	0.240
4	3,139.4	18.7	2.287	3.70	1.62	51.808
TOTAL	16,802.6	100.0	0.663	1.83	2.76	51.808

Table 8-5 Statistics of 3-m AG composites by ZONE

ZONE	Length (m)	% Within	Mean	Std. Dev.	C.V.	Max

1	10,867.4	65.3	9.010	15.78	1.75	670.00
2	1,562.1	9.4	12.835	15.27	1.19	122.00
3	1,092.0	6.6	1.883	1.66	0.88	12.00
4	3,123.4	18.8	84.792	133.19	1.57	1696.60
TOTAL	16,644.8	100.0	23.122	66.30	2.87	1696.60

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Figure 8-5 Statistics and histogram of AU composites— ZONE = 4

8-18

Figure 8-6 Statistics and histogram of AG composites— ZONE = 4

8-19

Figure 8-7 Variogram contours on the trend plane in ZONE 1,2,4 – AU

8-20

Figure 8-8 Variogram contours on the trend plane in ZONE 1,2,4 – AG

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Figure 8-9 Variograms on and across the trend plane and the spherical model fit – AU

Figure 8-10 Variograms on and across the trend plane and the spherical model fit – AU

8-22

Table 8-6 Spherical variogram model parameters for AU and AG

				Along Strike		Down Dip		Vertical to the
				~N120E		~60° SW		strike/dip
				Range	Range	Range	Range	Range	Range
Variable	Nugget	Sill (1)	Sill (2)	(1)	(2)	(1)	(2)	(1)	(2)
AU	0.35	0.40	0.25	30	120	25	100	8	25
AG	0.25	0.30	0.45	38	120	32	100	7.5	26

Table 8-7 The general ellipsoid search parameters for AU and AG

			Max Search Distances (m)
Variable	Approximate Strike	Approximate Dip	Along Strike	Down Dip	Vertical to the strike/dip
AU	N120E	60° SW	100	50	8
AG	N120E	60° SW	100	50	8

8.5  Model Development

Two separate block models were developed to allow for interpolation purposes. They are entitled the PGR and Northeast models respectively. In both models, the Methodology was to use a 3.0 g/t equivalent gold boundary to prepare volume shapes to enclose the drilled vein structures. Such shapes were prepared to bound the high-grade mineralization. These structures contain the majority of the gold and silver to be mined.

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8.5.1Northeast Area

The Northeast Ocampo underground area comprises an aerial extent of 1.7 kilometers by 2.8 kilometers.  A total of 342 drill holes and channel samples were used to define the San Juan, Aventurero, Rosario, Las Animas-San Amado and Esperanza veins which were modeled in the Mintec study.

There were a total of 1,093 assay intervals ranging from 0.2 meters to 6 meters in length to model the underground veins. Based on statistical analyses, assays were cut to 45 g/t gold and 1800 g/t silver in the San Juan and Esperanza veins, 32 g/t gold and 1200 g/t silver in the Rosario vein, 25 g/t gold and 1200 g/t silver in the Las Animas-San Amado veins and 32 g/t gold and 1600 g/t silver in the Aventurero vein.

An economic cutoff of 3 g/t gold equivalent was employed with allowances for internal waste resulting in 264 composite assay intervals calculated from the cut assay data.  These composited intervals averaged 6.07 g/t gold and 246 g/t silver, or 9.85 g/t equivalent gold, and comprised a total length of 867.8 meters.  These intervals were then used to define vein geometry.

The methodology employed to determine the resource volumes utilized geologic interpretation combined with a process developed by Mintec to establish basic vein surfaces using the composites.  The resulting hanging wall and footwall surfaces were then horizontally sliced in four-meter elevations to.  These four-meter vein boundaries were then used to define vein geometry and block model.

8-24

The grade calculations employed Inverse Distance 3 methodology.  Measured category is defined as up to 25 meters from the closest composite and indicated 75 meters from the closest composite. Up to five composites were used for the block grade extensions.  The vein boundaries are intersected with the block model and the percentage of the block that is above the 3 g/t cutoff is determined

8.5.2  The Open Pit PGR Trend

In the PGR trend there are a total of 1,206 meters of assay that are greater than 3.0 g/t gold equivalent. The average gold grade is 5.2 g/t and the average silver is 184 g/t. This converts to 8.03 g/t gold equivalent at the gold to silver ration of 65 parts silver equal one part gold. When composited, the number of high-grade composites found with the PGR ZONE 4 is 1,255 meters grading 7.51 g/t gold equivalent.

There are an additional 58 meters of high grade composites found within the Low and Mid-grade zones, but these are severely reduced when averaged with 11 other lower grade composites during interpolation.

Within the PGR trend, the sections for each area have been prepared as separate units within the area. These veins on section have been linked with their east and west neighbor or maximally extruded to a distance of 75 meters when they are on the outside of a specific vein, and they are closed off. These volume shapes are basically the same foot and hanging wall boundaries that were used to bound the veins in the Northeast area, except that what may be the same vein across the Conico-Refugio-Plaza de Gallos trend, is artificially broken up at the edges of each geographical area for tighter control of volume shapes.

8-25

The lower grade outlines for all areas were prepared first from section, and then sliced in plan at 3-meter intervals. These plan outlines were displayed with the associated assay information existent within 30 meters above and below that plane, and the boundary adjusted accordingly with the evident local pierce points of the economic drilling data.

The bench outlines for the Low and Mid-grade zones were first loaded into the Block model by area. The solids produced during the development of the High-grade veins were next loaded over the Low and Mid-grade zones being majority wise inside of those shapes. Finally the internal waste/voids shapes were loaded into the block model to take precedence above other material. Each block received the prevalent ZONE code, and the Percent of that ore zone for tonnage determination inside that block.

All composites receive a specific ZONE code so that during interpolation, only same ZONE code data within the ellipsoid used to gather the closest same ZONE code composite data for grade extension. This simply means that high-grade data may only be used in high-grade zones and low-grade data can only be used in low-grade zones. This prohibits high-grade data bleeding into low-grade zones and uplifting grade expectations, and by the same restriction insuring that adjacent low grade values do not artificially overwhelm thin grade zones and severely dilute the high-grade vein material.

8.6  Grade Estimation

The grade values for silver and gold employed Inverse Distance 3 methodology. Nearest neighbor grades (polygonal) were also calculated for validation purposes.

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Measured category is defined as up to 25 meters from the closest composite and Indicated 75 meters from the closest composite. The Inferred category, when appropriate to described the underground resources over a very wide area, are those tonnages where the distance to the closest composite is greater than 75 meters.

Up to five closest composites were used for the block grade extensions for the Northeast Area, and up to 12 closest composites were used for the block grade extensions for the PRG trend areas.

Outlier restriction methodology was imposed to limit the effect of extremely high grades of gold and silver as discussed in previous chapters of this instrument, Gold and silver were computed individually within each area of the models. Distance to the nearest composite and number of composites used were stored for each block in the models.

The resulting calculated resource model is the summarized at the economic cutoff for the open pit areas and separately for the underground resources.

The implementation of the interpolation plan was checked for all zones within areas for all metals and found to have executed properly.

8.7  Validation

Mintec reviewed model IDW3 silver and gold values in section and plan view. The values were inspected with respect to surrounding drill hole data composites values and overall distribution. All restricted outlier cases were examined. Mintec found that the overall model grades for both the Northeast and PGR trend honored the drill hole composite data and that the resulting distribution was reasonable. The restricted outliers handled the extreme values properly.

8-27

Inspection of the model and drill hole data in plan and in sections, together with the spatial statistical work showed reasonable geologic and grade continuity within the main areas of mineralization of all deposits. It can be said that even though the geological interpretation plan has segmented the PGR trend into four areas, there is substantial evidence that especially in the roughly two kilometer strike length on which the Conico, Refugio and Plaza de Gallos deposits are found, these deposits probably represent continuation of the same vein structure. The existing grid over the PGR Trend is about a nominal 40 to 50 meters on and between sections. The area covered by these data spacing demonstrates sufficient confidence to be classified as Indicated Mineral Resource. Within the nominal 40-50 meter drill grid, additional local areas demonstrate good geologic and grade continuity where the sample spacing was about 20 to 30 meters. Blocks in these regions can be considered to demonstrate confidence to allow classification to Measured mineral resource.

8.8  Mineral Resources

Below are the resources summarized as Measured and by Indicated classifications by Area at a 3 g/t cutoff for the Northeast area, and at a 0.30 g/t cutoff for the Open Pit areas on the PRG trend. The description of the PGR trend as the open pit area has been provisionally confirmed as amenable to open pit exploitation using Kappes Cassidy and Associates suggested heap leach process costs, and estimated Mexican mining costs.

The Inferred resource classification for the Northeast Area, and deep vein potential at greater than 3.0 g/t gold equivalent on the PGR trend is summarized in table 8-8.

8-28

The new resource calculation, as illustrated in the tables below, contains 1.85-million gold ounces and 76.7-million silver ounces in the measured and indicated categories and a further 2.55-million gold ounces and 127.8-million silver ounces in the inferred category.  On a gold-equivalent basis, the expanded, newly outlined resource at the Ocampo Project contains approximately 3.03-million ounces in the measured and indicated categories and 4.53-million ounces in the inferred category.

Table 8-8 Ocampo Total District Measured and Indicated Mineral Resource Summary

Project Area	Deposit Type	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Ounces Gold	Ounces Silver	Ounces eAu
					(000’s)
Northeast Area	Underground	4.80	227	8.3	4,065	628,000	29,662,000	1,082,000
	Surface	1.11	55	2.0	2,297	82,000	4,058,000	145,000
	Total Northeast Area Measured & Indicated	3.47	165	6.0	6,362	710,000	33,720,000	1,227,000
PGR Open-Pit Area	Open-Pit Area	1.03	37	1.6	32,192	1,067,000	38,698,000	1,667,000
	High-Grade below Open-Pit Area	3.15	192	6.1	691	70,000	4,264,000	136,000
	Total Open-Pit Area Measured & Indicated	1.07	40	1.7	32,883	1,137,000	42,962,000	1,803,000
	Total Ocampo Measured & Indicated	1.46	61	2.4	39,245	1,847,000	76,682,000	3,030,000

Table 8-8 Ocampo Total District Inferred Mineral Resource Summary

Project Area	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Ounces Gold	Ounces Silver	Ounces eAu
				(000’s)
Total Northeast Area Inferred	4.17	229	7.7	13,226	1,773,000	97,481,000	3,277,000

Total Open-Pit Area Inferred	3.06	119	4.9	7,930	779,000	30,289,000	1,251,000

Total Ocampo Inferred	3.75	188	6.7	21,156	2,552,000	127,770,000	4,528,000

Numbers in the above tables were calculated using gold-equivalent cutoff grades of 3.0 g/t for Northeast underground and high-grade below open-pit area, 0.4 g/t for northeast surface, and 0.3 g/t for open-pit area.  Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $375 and a silver price of US $5.77.

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The following tables detail the resources by class and area.

Table 8-9 Ocampo Detailed Northeast Ocampo Mineral Resource Summary

Measured Resources Northeast Underground	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Aventurero	5.04	216	8.4	464,000	75,000	3,223,000	125,000
San Juan	6.72	355	12.2	244,000	53,000	2,785,000	96,000
Las Animas – San Amado	6.41	299	11.0	168,000	35,000	1,615,000	59,000
Rosario	4.10	243	7.8	296,000	39,000	2,313,000	74,000
Esperanza	7.78	159	10.2	39,000	10,000	199,000	13,000
Total Northeast Underground Measured	5.44	260	9.4	1,211,000	212,000	10,135,000	367,000

Indicated Resource Northeast Underground	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Aventurero	4.57	198	7.6	1,142,000	168,000	7,271,000	279,000
San Juan	5.99	374	11.7	371,000	71,000	4,462,000	140,000
Las Animas – San Amado	4.69	244	8.4	223,000	34,000	1,750,000	60,000
Esperanza	5.71	132	7.7	50,000	9,000	212,000	12,000
Rosario	4.17	236	7.8	588,000	79,000	4,462,000	147,000
Maria *	3.83	64	4.8	360,000	44,000	741,000	56,000
La Cruz *	2.86	163	5.4	120,000	11,000	629,000	21,000
Total Northeast Underground Indicated	4.53	213	7.8	2,854,000	416,000	19,527,000	715,000

Total Northeast Underground Measured & Indicated 3 g/t Cutoff	4.80	227	8.3	4,065,000	628,000	29,662,000	1,082,000

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Northeast Ocampo Surface Resource at 0.4 g/t eAu Cutoff (Previously Released) *

Measured Resources Northeast Underground	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Brenda Surface Measured	1.37	103	3.0	190,000	8,000	629,000	18,000
Surface Measured	1.37	103	2.95	190,000	8,000	629,000	18,000
Brenda Surface Indicated	1.17	52	2.0	1,519,000	57,000	2,540,000	96,000
San Juan Indicated	0.90	47	1.6	588,000	17,000	889,000	31,000

Northeast Ocampo Surface Resource	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Total Surface Indicated	1.09	51	1.9	2,107,000	74,000	3,429,000	127,000
Total Northeast Surface Measured & Indicated	1.11	55	2.0	2,297,000	82,000	4,058,000	145,000

Total Northeast Ocampo Project Measured & Indicated Resources	3.47	165	6.0	6,362,000	710,000	33,720,000	1,227,000

* from previous studies

Table 8-10 Ocampo Detailed Northeast Ocampo Mineral Resource Summary

PGR Open Pit	Gold	Silver	eAu		Gold	Silver	eAu
Resources 0.3 g/t cutoff	(g/t)	(g/t)	(g/t)	Tonnes	Ounces	Ounces	Ounces
Measured	1.08	41	1.7	17,645,000	613,000	23,262,000	965,000
Indicated	0.97	33	1.5	14,547,000	454,000	15,436,000	702,000
Measured & Indicated	1.03	37	1.6	32,192,000	1,067,000	38,698,000	1,667,000
High Grade Below Open Pit Resources 3.0 g/t cutoff
Measured	3.69	251	7.5	63,000	7,000	508,000	15,000
Indicated	3.13	186	6.0	628,000	63,000	3,756,000	121,000
Measured & Indicated	3.15	192	6.1	691,000	70,000	4,264,000	136,000

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Table 8-11 Ocampo Detailed Inferred Mineral Resource Summary

Northeast Underground Inferred Resources 3.0 g/t cutoff	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Aventurero	4.12	143	6.3	3,140,000	416,000	14,472,000	641,000
San Juan	5.08	349	10.4	4,131,000	675,000	46,408,000	1,384,000
Las Animas	4.53	216	7.9	1,889,000	275,000	13,142,000	478,000
Rosario	3.30	192	6.3	3,693,000	392,000	22,777,000	748,000
Esperanza	8.33	161	10.8	3,000	1,000	16,000	1,000
Total Northeast Underground	4.26	234	7.9	12,856,000	1,759,000	96,815,000	3,252,000

Brenda Surface 0.4 g/t cutoff	1.21	56	2.1	370,000	14,000	666,000	25,000

Total Northeast Ocampo Inferred	4.17	229	7.7	13,226,000	1,773,000	97,481,000	3,277,000

PGR Open Pit Area 0.3 g/t cutoff	2.19	76	3.4	4,537,000	319,000	11,087,000	496,000
High Grade Below Open Pit Area Resource 3.0 g/t curoff	4.22	176	6.9	3,393,000	460,000	19,202,000	755,000
Total PGR Infered	3.06	119	4.9	7,930,000	779,000	30,289,000	1,251,000

Total Ocampo Inferred	3.75	188	6.7	21,156,000	2,552,000	127,770,000	4,528,000

Page 8-32

8.9  OPEN PIT MINERAL RESERVES

8.9.1                     Profitable Resource Tonnage Within the PGR Trend. Cost and Metal Price Mine Design Parameters

The determination of profitable resources within the open pit portion of the PGR trend is made by applying the expected recoveries advised by KCA to material within specific grade ranges, and also applying values to the specific gold and silver grades and the process costs for those tonnes.

KCA advised that there would be two crushing routes for mined ore grade material. For material containing less than 0.60 g/t Au equivalent, this route would be a primary, followed by secondary crush, leaving the material at – 1.0 inch material size. The material containing greater than 0.60 g/t Au equivalent would also undergo a tertiary crush, rendering this material to –3/8 inch in size. Gold and silver recovery in the minus 0.60 g/t Gold equivalent process route was modeled at 77% recovery for gold and 48% for silver. Gold and silver recovery for the greater than 0.60 g/t gold equivalent ore material was modeled with an 87% recovery for gold and a 72% recovery for silver.

The price used for determining profitability was gold at US375 dollars the ounce, and US5.90 dollars the ounce for silver. The process cost used for the lower grade material was US$1.94/tonne, and US$2.25 per tonne for the high-grade material. These values were used to compute the net value per tonne prior to applying a mining cost for each block.

The final feasibility profitability metal valuation is US$400 per oz for gold and US$6.50 per oz for silver, and final process costs were US$1.49/t for the lower grade material, and US$1.80/t for the high-grade material.

Page 8-33

A separate mining cost study was prepared for the Final Feasibility by Roberts and Associates that advised the use of $0.66 per tonne of material.

8.9.2  Pit Design Slope Parameters

Dr. Ben Seegmiller of Seegmiller International has completed several reports for Gammon Lake on pit slope design parameters.  Seegmiller examined core and performed lab tests on numerous core and outcrop samples.  Seegmiller has concluded the following:

•                  Rock mass strengths are high and no stability related problems are expected using 55° slopes

•                  Some ten slope noses are found in the pits and they will need to be closely monitored during operations to ensure adequate safety considerations

•                  Slope nose stability improvement requires changing the strike of the slope and not necessarily the slope angle

•                  Mine planning, geotechnical consultation and pit excavation need to be coordinated to improve potentially adverse slope nose development

Seegmiller’s report and data compilation is contained in Appendix XVI.

8.9.3  Roads

Road widths used were a constant 22 meters to accommodate the CAT 777 haul trucks. Single lane (11 meters) was designed for the final 15-30 meters above the ultimate pit floors for each of the four individual ore body areas. Where applicable, drop cuts on good grades were taken up to 10 meters depth. Interim

Page 8-34

ramps will be developed to take drop cut material out, and so roads are not shown in the final design for final bench mining.

8.9.4  Mine Design Process Capacity Objectives

The establishment of two process paths for crushing has suggested a primary objective of supplying the high grade to a 5,800 tpd crushing system through tertiary crush and sending this material to a stockpile area to be mixed with run of mine secondary crush lower grade material. This low-grade process has a daily capacity of 7,000 tonnes. Thus the high-grade design capacity is 2,030,000 tonnes per annum based on a 350-day operating year. This capacity is consistent with the KCA process design criteria of 95% availability. The Low-grade capacity is designed to handle 2,450,000 TPA, also based on a 350-day operating ore year. The strategy currently planned is to adhere to a 0.60% g/t gold equivalent cutoff, which would be varied in operational practice to maximize the metal recovery in each planning period. If, for example there was more low-grade material available in a period, it could be more efficient to increase the cutoff to capitalize on the ability to process more high-grade material through the tertiary crusher facilities.

There also exists the situation when a significant amount of Mill grade material is exposed in the pit, which with high silver would be better off sent to the mill. This would then give the opportunity to send material just below the 0.60 g/t gold equivalent cutoff through the tertiary facilities to get a better gold and silver recovery due to the finer crush.

For the Final Feasibility production schedule, the primary objective has been to process the maximum amount of material through the tertiary facilities, and allow to low-grade facilities to process all the low-grade material that is made available

Page 8-35

by optimizing the high grade feed mining, up to the maximum capacity of 2,450,000 tpy.

8.9.5                     Plan View Illustrations of Final Pit Limits with Designed Waste Dump Features

Mintec completed a series of phase designs to mine the upper levels of the PGR. The objective set by Gammon Lake Resources was not to exceed a 5.0:1.0 strip ratio for the first part of the contemplated property exploitation plan. This objective for a six to seven year open mine plan coincides with the first part of the underground mine plan of six years duration. To accomplish this, the PGR was mined in a sequence which has Refugio/Eastern Conico mined to a selected ultimate geometry as Phase One, Plaza de Gallos mined in the same manner as Phase Two, the upper zone of Picacho mined as Phase Three, the lower zone at Picacho as Phase Four, and the Estrella/Western Conico as Phase 5. Figures 8-11 through 8-15 show the individual pit phases separately. Figure 8-16 illustrates the ultimate pits with roads in a single plan view, while Figure 7 shows the same pits with attendant adjacent waste dumps. This plan view should underscore why the waste mining cost is estimated at US$0.66/tonne, as it can be seen that the waste hauls from each pit are very short.

Page 8-36

Figure 8-11 Phase 1 Open Pit Refugio-Conico

Figure 8-12 Phase 2 Pit Plaza de Gallos

Page 8-37

Figure 8-13 Phase 3 Pit La Estrella

Figure 8-14 Phase 4 Picacho Starter Pit

Page 8-38

Figure 8-15 Phase 5 Picacho Pit

Page 8-39

Figure 8-16 Pits All Phase

Page 8-40

Figure 8-16 Pits All Phase with Waste Dumps

Page 8-41

The methodology to design the phases was to employ the Lerchs-Grossman (LG) method using a 55-degree slope angle, and using only Measured and Indicated ore material to determine the optimum wall geometry. Because of the apparent substantial amount of low-grade material in the pit, the block model created to pit optimization compressed only blocks containing greater than 0.70 g/t values. Using this higher value model restrained the calculation procedure from using marginal value cones. An addition restraint was to use a variable and higher cost of mining that the final study of $0.66/tonne. This allowed Mintec to develop the phases to an average of 5.0:1.0 strip ratio as required.

8.9.6  Pit Mining Reserves

The LG ultimate mining reserves developed individual pit phase geometry that were used to locate selected pit bottoms from which single lane and double lane roads were developed with careful attention that they remain predominantly in the foot wall of all the deposits except for Picacho. Picacho is totally exposed on the mountainside, and requires a switch back road scenario to remove ore and waste to the ore crushing and waste dump levels. Below in Table 8.12 are the individual Pit phase data for gold silver gold equivalent, ore and waste tonnages that include roads.

Table 8-12 Ultimate Pit Reserve Summary

Phase Number	Ore Body	AuEQ g/t	Au g/t	Ag g/t	Ore Tonnes	Waste Tonnes	S/R

1	Ref/Con	1.69	1.04	40.0	8,965,013	48,193,597	5.38
2	PDG	1.48	0.90	35.8	7,556,653	50,597,601	6.70
3	PIC-P1	1.64	0.98	40.8	4,027,280	14,086,879	3.50
4	PIC-P2	1.34	0.80	33.2	5,681,595	31,462,314	5.54
5	EST/Con	0.85	0.80	3.0	4,251,136	7,676,537	1.81

TOTAL		1.45	0.92	32.6	30,481,767	152,016,928	4.99

Page 8-42

The total insitu gold content of the current designed open pit is 901,711 oz, and the silver content is 31,951,948 oz. This reduces to 1,421,176 ounces of gold equivalent.

8.9.7  Annual Ore Schedule by High Grade and Low Grade Crush Feed to Heap Leach

The following table 8-13 Annual Mining Summary, presents the split ore feed from the crushing facilities to the heap leach pads. The low-grade 0.20 – 0.60 g/t AuEQ Primary crushed ore is fed at 7,000 tpd to a secondary crushing facility which takes the material to – 1.0 inch size. This crushed material is conveyed to a stockpile to be mixed with the –3/8ths inch feed before being sent directly to the heap leach pad.

The secondary/tertiary crushing facility will handle 5,800 tpd. This facility receives high-grade greater than 0.60 g/t AuEQ that is primary crushed before being sent to this facility. The ore is crushed down to –3/8 inch size. This material is sent to a stockpile and mixed with the low-grade material, and sent directly to the heap pad when mixed.

The detailed Period by bench within phase for each material and for bench waste movement is contained in Section 12 along with annual pit outlines in the same appendix.

Table 8-14 details the cumulative open pit mine production.

Page 8-43

Table 8-13                      Annual Mining Summary

	High Grade	Grade			Low Grade	GRADE			Waste		Strip
Year	tonnes	eAu	Gold	Silver	tonnes	eAu	Gold	Silver	tones	Total tones	Ratio
	(1000’s)				(1000’s)				(1000’s)	(1000’s)

0	172	2.26	1.08	77	228	0.40	0.29	8	4,927	5327	2.32
1	2,030	3.37	2.08	83	1,922	0.40	0.23	10	25,837	29,789	6.53
2	2,030	2.74	1.77	63	2,439	0.36	0.23	9	19,561	24,030	4.37
3	2,030	2.66	1.60	70	1,690	0.40	0.26	10	22,243	25,963	5.98
4	2,030	2.51	1.58	61	2,206	0.40	0.25	8	20,348	24,584	4.80
5	2,030	2.86	1.85	66	2,406	0.36	0.26	6	24,559	28,995	5.54
6	2,030	1.67	1.29	24	3,526	0.4	0.32	6	18,620	24,176	3.35
7	1,800	2.59	1.58	63	1,905	0.41	0.28	10	15,923	19,633	4.29

Page 8-44

Table 8-14                      Annual Mining Summary

	High Grade	Grade			Low Grade	GRADE			Waste	Strip
Year	tonnes	eAu	Gold	Silver	tonnes	eAu	Gold	Silver	tones	Ratio	Total tones
	(1000’s)				(1000’s)				(1000’s)		(1000’s)

0	172	2.26	1.08	77	228	0.40	0.29	7	4,927	12.32	5,327
1	2,202	3.28	2.01	83	2,151	0.36	0.23	9	30,763	7.07	35,116
2	4,232	3.02	1.89	73	4,589	0.36	0.23	8	50,324	5.71	59,146
3	6,262	2.90	1.80	72	6,280	0.37	0.24	9	72,567	5.79	85,109
4	8,293	2.81	1.74	69	8,486	0.37	0.24	8	92,915	5.53	109,694
5	10,322	2.82	1.76	69	10,892	0.37	0.25	8	117,474	5.54	138,688
6	12,352	2.63	1.70	61	14,418	0.38	0.26	7	136,094	5.08	162,865
7	14,152	2.62	1.67	62	16,323	0.38	0.27	8	152,017	4.99	182,498

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8.9.7  Dilution and Projected Ore Losses

The dilution effects at the edges of the productive heap leach zone are all in the lowest portions of the low-grade zone. If there is any dilution during operations, the effect on grade to the heap will not affect the metals content of the crushed ore so that it could effect production. No dilution was included in the production schedule.

8.9.8     Mineral Reserve Classification

The only blocks that may be classified as proven and probable mineral reserves are those blocks within the ultimate pits that are able to generate a profit when costs and recoveries are applied to these blocks using planning metal prices, and those tonnages can be sent to specific ore-processing facilities/destinations. Only measured resource blocks can be converted into proven reserves, and only indicated blocks can be converted into probable reserves.

8.9.9  Mineral Resource and Mineral Reserve Summary

The profitable mineralization of the Ocampo PGR resource area as of November 2004 is classified as measured and indicated resources, and proven and probable mineral reserves. The summary shown in Table 8-15 reports tonnages and average gold and silver grades that will be mined and the remaining measured and indicated resource. The selected pit bottoms for the phase designs presented in the final feasibility were done so based on a judgment to achieve a design stripping ratio for capacity planning purposes. With further drilling below the current open pit limits, it is evident that an increase in measured and indicated ore from the current inferred material will occur. These additions will most certainly cause the measured and indicated ore material below the current pit to

Page 8-46

become profitable to mine, and add substantially to the proven and probable reserves.

The portion of the PGR trend that would be reasonably mined by open pit methods is 1720-meter elevation. All proven and probable material in the 30,481,767 open pit reserves are extracted from the resource summarized to that elevation, and the remaining tonnage are the measured and indicated resources. The profitability for the current design was based on US$370/oz gold and US$6.50/oz silver.

Table 8-15 Ocampo Mineral Reserve and Remaining Resource

Reserves

	Tonnes	Au g/t	Ag g/t	AuEQ g/t
Proven/Probable	30,474,000	0.92	32.6	1.45

Remaining Resources

Measured/Indicated	Tonnes	Au g/t	Ag g/t	AuEQ g/t
	7,606,723	0.97	36.1	1.55

The purpose of Table 8-15 is to give a perspective on the remaining measured and indicated material left in the resource after deducting the mining reserve indicated within the study parameters.

8.10  UNDERGROUND MINE PLAN and RESERVES

AST mining Canada of Sudbury, Ontario was contracted to develop a mine plan encompassing the measured and indicated mineral resource in the Aventurero, San Juan, Las Animas and Rosario veins in the Northeast Ocampo underground mine.

8.10.1  Parameters Used in the Mine Design

Parameters used in the mine design were as follows:

•                  96% gold recovery.

•                  93% silver recovery.

•                  3 g/t eAu block resource grade cut off for stope design.

•                  Trackless mining equipment.

•                  Decline-Ramp personnel and equipment access.

•                  Shaft hoisting of ore.

•                  Mining method, shrinkage stoping.

•                  Preferred stope length of 60 linear meters.

•                  A two meter pillar left between stopes.

The recoveries are based on test work by KCA.  The 3 g/t was based on a preliminary underground mining and processing cost estimate of $27/t with additional allowances for dilution of the in-situ resource grade.

AST was supplied with the Mintec resource block model for each of the veins.  Utilizing AST’s Mine-2-4D software, a stope layout and mine design for the four veins was completed.  Stope design utilizes computer modelling techniques similar to those used to create the resource block model.  Three-dimensional solids are created around those portions of the block model above the 3 g/t eAu cut off.  A calculation of the tonnes and grade of the block model tonnes encompassed by the stope solids was then made by AST.  Any waste tonnes contained within the stope solids carry a zero grade value resulting in a full diluted reserve.

8.10.2  Underground Mine Plan and Stope Layout

The underground mine design is shown in the following long sections and level plans.  Detailed on the level plans are the meterages of footwall access, draw point and sill drives which will be needed to completed during the mining of each respective level.

8.10.3  Mineral Reserve Classification

The only blocks that may be classified as proven and probable mineral reserves are those blocks within the stopes that are able to generate a profit when costs and recoveries are applied to these blocks using planning metal prices, and those tonnages can be sent to specific ore-processing facilities/destinations.  Only measured resource blocks can be converted into proven reserves, and only indicated blocks can be converted into probable reserves.

Table 8-16 presents the AST mine plan by level.

Table 8-16 Proven and Probable Reserves by Level

Level	Tonnes	Gold g/t	Silver g/t	Gold (oz)	Silver (oz)
1736	242,000	4.44	182	35,000	1,414,000
1676	734,000	3.95	265	93,000	6,254,000
1616	1,095,000	4.46	233	157,000	8,204,000
1556	795,000	4.97	231	127,000	5,905,000
1496	181,000	4.89	259	28,000	1,507,000
1436	34,000	3.05	130	3,000	142,000
	3,081,000	4.49	236	443,000	23,426,000

Appendix XXI contains a detailed spreadsheet of the reserve by stope, vein and level.  Sill ore tonnages have been prorated over the level at the level average grade.

Mine development is proceeding level by level at the current time.  A production schedule was developed in accordance with the current development plan.  Table 8-17 details the schedule used in the economic analysis.

Table 8-17 Proven and Probable Reserves by Mine Year

Year	Tonnes	Gold g/t	Silver g/t	Gold (oz)	Silver (oz)
1	547,500	4.40	277	78,000	4,882,000
2	547,500	4.24	247	75,000	4,341,000
3	547,500	4.46	233	79,000	4,102,000
4	547,500	4.75	232	84,000	4,082,000
5	547,500	5.34	261	94,000	4,597,000
6	343,000	3.29	128	36,000	1,412,000

8.10.4  Dilution and Projected Ore Losses

Dilution is fully accounted for in the AST mine plan and stope layout design work.  Dilution in individual stopes ranges between 7% and 20% depending on the geometry of the ore body and the amount of edge and internal waste present with in an individual stope’s design.

Page 9-1

9.0  MINERAL PROCESSING and METALLURGICAL TESTING

9.1                               Underground Mine with Conventional Merrill Crowe Mill

9.1.1                     Introduction

The various veins which make up the Ocampo undergound ore reserve consist of coarse-grained quartz-filled fractures in a dacite/rhyolite wallrock.  Silver sulfides and native gold were deposited in the late stages of mineralization, along with minor iron sulfides and trace copper sulfides.  Gold is very fine, usually not visible.  Wire native silver and gray silver sulfides are often visible.  A complete description of the geology and ore occurrences in included in the section on Geology.  Visually, nearly all veins appear to be mineralogically and metallurgically identical.  All samples which have been tested appear to exhibit the same metallurgical behavior, which is characterized by excellent rates and levels of gold recovery, and slower silver recovery which is dependent on both rock size and cyanide level in solution.  Analyses are consistent and reproducible, a result of the fine, disseminated nature of the gold and silver minerals.

Master Underground Composite Sample.  For the critical mill design tests for the Ocampo underground ores (for the Merrill Crowe mill), a Master Composite Sample was prepared by site geologists, from selected core intervals that widely sampled the underground veins.  A total of 147 vein intervals were sampled from five individual veins.  A small portion of the Maria vein was included in the sample, although Maria is not included in the mining plan.  This Master Composite sample (KCA Sample No 31974) is described in Table 9.1 below.

Table 9.1. Master Underground Composite - Description

Vein	KCA Sample I.D.	Estimated Total Weight, kg	Weight into Global Composite, kg	% of Composite	Au gpt	Ag gpt
Aventurero	31970	112	56	40%
Las Animas	31971	110	14	10%
Rosario	31972	126	14	10%
San Juan	31973	119	42	30%
Maria	31922 F	30	14	10%

Master Composite	31974		140	100%	8.35	401

Kappes, Cassiday and Associates	Sec 9.0 Metallurgical Testing
November 2004

Page 9-2

Test programs run on material from the underground ores are tabulated in table 9.2.

Table 9.2  Test Programs for Underground Ocampo Ores

REPORT DATE	LABORATORY	SAMPLE DESCRIPTION	TEST DESCRIPTION
15 July 03	KCA	Santa Juliana vein	drill core
3 intervals
9 bottle roll tests
9 Sep 04	KCA	Esperanza and Chica Rica	channel samples
2 samples
4 bottle roll tests
29 Sep 04	KCA	Master Underground Composite	10 bottle roll tests
30 Sep 04	Pocock International	Aventurero High Clay Stockpile;	Mill Design tests:
		Master Underground Composite	Flocculation
Slurry Rheology
Filtration
Sedimentation
29 Oct 04	Metso	Master Underground Composite	Bond and Crusher Work Indices

9.1.2                     Determination of Leach Criteria

The most important data for determination of grind size and residence time is the set of bottle roll leach tests reported in table 9.3.  The data show that the ore should be ground to 90% passing 75 microns (200 mesh), and leached in a five gram per liter sodium cyanide solution for 48 hours.  Under these conditions, gold recovery exceeds 96% and silver recovery is 93%.

Page 9-3

Table 9.3.  Bottle Roll Leach Test

Recovery vs. Grind Size – 96 hour leach tests

Gold

KCA Test No.	Grind Size, microns	NaCN g/L	Calc.Head, g Au/t	Extracted, g Au/t	Extracted Au, %	NaCN Con- sumed, kg/t
31977 A	81% - 212	1.00	6.33	5.61	89	0.33
31978 A	81% - 212	5.00	6.36	5.75	90	1.87
31977 B	78% - 106	1.00	6.39	6.02	94	0.26
31978 B	76% - 106	5.00	6.49	6.13	94	2.10
31977 C	81% - 75	1.00	6.37	6.05	95	0.41
31978 C	81% - 75	5.00	6.32	6.07	96	2.03

Silver

KCA Test No.	Grind Size, Microns	NaCN g/L	Calc. Head, g Ag/t	Extracted, g Ag/t	Extracted Ag, %	NaCN Con- sumed, kg/t
31977 A	81% - 212	1.00	286.4	188.9	66	0.33
31978 A	81% - 212	5.00	326.8	276.3	85	1.87
31977 B	78% - 106	1.00	296.3	206.2	70	0.26
31978 B	76% - 106	5.00	314.9	286.6	91	2.10
31977 C	81% - 75	1.00	302.3	215.6	71	0.41
31978 C	81% - 75	5.00	325.0	300.8	93	2.03

Evaluation of the data indicate that most of the recovery is achieved in 48 hours, and that the same recovery shown above for 96 hours, can be achieved in 48 hours with a slightly finer grind size, 90% passing 75 microns.  Sodium cyanide levels must be maintained at or near 5 grams per liter for the entire leach time.  Dissolved oxygen levels remained at an acceptably high level of 5.5 ppm or more throughout all the tests, without the need for oxygen or air addition.  Copper level in solution is acceptably low (65 ppm).  No other detrimental chemical components were noted.  The full test report is included in Appendix 1.

Based on this testwork, the Plant Design specification is for 48 hours of leaching at a sodium cyanide concentration of 5.0 gpl maintained throughout the leach period.  This is substantially higher cyanide concentration than is used in most leach operations, and is dictated by the high silver content of the ore and the importance of achieving high silver recovery.

Page 9-4

In order to maintain this high cyanide level, it is necessary to effectively wash and filter and tailings.  The plant flowsheet is designed for a four-stage countercurrent decantation wash, followed by belt filtration.  This will result in recovery and recycling of over 98% of the contained cyanide.

Because the tailings will be filtered for cyanide recovery purposes, it becomes logical to transport and dispose of the tailings as a nearly dry solid.

9.1.3                     Grind Size Determination

The effect of grinding to 75 microns vs 106 microns is small, but the recovery increase, and the accelerated rate of increase, results in a metal production improvement sufficient to cover the increased cost of power to attain the finer grind by a factor of almost 4 to 1.  The Plant Design specification is 90 % passing 75 microns.

9.1.3.1           Comminution Testwork

Rod and Ball Mill Work Indices

The Bond Work Index is used to calculate the power required in a rod or ball mill to reduce the reduce the ore to the desired grind size.  Bond Work Indices were determined for open pit ore, in a study by Ammtec in 1991, to be 19.3 for a rod mill and 20.5 for a ball mill.

For the current study on underground ore, Bond Work Index determinations were conducted by Metso Minerals on two samples for typical sulfide ore from the two principal veins, the San Juan and Aventurero.  The test report is included in Appendix I.  The indices are shown in Table 9.3.

Table 9.3

Rod and Ball Mill Work Indices

Type of Index	Aventurero	San Juan
Rod Mill	18.32	18.31
Ball Mill	18.52	18.04

Page 9-5

The Plant Design specification for sizing grinding mills is slightly conservative, and assumes bond work indices of 19 for the rod mill, and 20 for the ball mill.

9.1.3.2           Abrasion Testwork

The abrasion index is used to determine the consumption of crusher liners, grinding media (balsls or rods) and mill liners.  The Bond Abrasion Index determined by Ammtec in 2002 for open pit ore was 0.4506.

For the present study, abrasion index determinations were conducted by Metso Minerals on two samples of underground ore.  The test report is in Appendix I.  The average abrasion index for the two samples was 0.42.  The Plant Design specification is 0.45.

9.1.4                     Slurry Settling Rate Testwork

Static and dynamic thickening tests were conducted by Pocock Industrial Inc of Salt Lake City Utah, a recognized authority on such tests as applied to precious metals milling operations.  Their report is in Appendix I.

The dynamic thickening tests indicate underflow densities of 60 to 65 % are achievable with overflow solids content of 75 to 200 ppm.  The tests indicate that a high rate thickener 16 m in diameter can accommodate 1,800 tonnes of ore per day, which is 20% above the nominal design capacity of 1,500 t/d.  The plant design is based on thickeners with a diameter of 16 meters.

Thickeners are used at two locations in the plant.  A grinding thickener collects the discharge from the grinding mills and sizing equipment, and thickens the slurry from about 25% solids to 45% solids.  Liquid from this thickener is treated to recover gold and silver, and then is recycled to the grinding mills.  Four thickeners are located at the tail end of the plant, in a countercurrent decantation configuration whereby the ore slurry is repeatedly diluted with water or recycled solution, in order to wash most of the valuable leach solution away from the ore.

Page 9-6

Plant specification for the grinding thickener underflow (the density of the slurry going to the leach tanks) is 45% solids by weight.  Plant specification for the wash thickener underflows is 60 % solids by weight.  Based on the testwork, these performance parameters should be easily achievable.

9.1.5                     Slurry Rheology Testwork

Slurry viscosities at various densities and shear rates were determined by Pocock Industrial, and their report is included in Appendix I.  At 60 % solids underflow density, the yield pressure ranges from 12.6 to 13.9 N/m2, well below the upper limit for centrifugal pumps which is 30 N/m2.  These data indicate that the slurry can be handled in conventional pumps, pipelines, and agitated tank systems normally used in gold processing plants.

9.1.6                     Slurry Filtration Testwork

Filtration performance of thickened slurry at 60 % solids was established by Pocock, and their report is included in Appendix 1.  With the addition of 75 grams flocculants per tonne of ore, the flux rate for a vacuum belt filter was established to be 0.97 t/h/m2.  The filters have been designed at a flux rate of 0.80 t/h/m2, for 1,800 t/d with an 80% area utilization factor.

9.1.7                     Remaining Plant Design Criteria

The flowsheet selected for Ocampo is a fairly traditional flowsheet used at many existing modern plants.  The design factors reports in 9.1.2 through 9.1.8 constitute the important criteria for design of a plant of this type.  The only key element of the plant that has not been tested, is the Merrill-Crowe system for extracting the gold and silver from the leach solution.  Based on an evaluation of the leach solution (which is chemically “clean”), and KCA’s long experience with the design and operation of Merrill-Crowe systems, we are confident that this section of the plant can be designed without process testing.

Page 9-7

9.2                               Open Pit Mine with Crushing and Heap Leach

9.2.1                     Introduction

The open pit ore reserve area, or “PGR” area, outcrops along a ridge parallel to the main Northwest structures which also occur in the underground ore reserve areas, and approximately 1,500 meters to the southwest of the underground reserve.  Structurally and mineralogically, the open pit ore is similar to the underground ore.  A good geological and mineralogical description of the ores is contained in Section 4.  The most significant difference between underground and open pit ores, for metallurgical purposes, is that in the underground area the mineralized zone is narrow and high grade with few fractures extending into the walls; whereas in the open pit, the mineralized zone is wider, lower grade, and mineralized fractures extend for a large distance into the hangingwall and footwall.  The open pit ore reserve is almost fully oxidized, whereas the underground ore is mostly unoxidized.  Both oxidized and unoxidized ores appear to show similar leach characteristics.

A substantial amount of testwork has been done on the open pit ores by both Gammon Lake and its predecessors, and by Bolnisi Gold N.L., who prepared a bankable feasibility study for the open pit in 2003.  This previous testwork is not referenced in this study, since the present testwork is sufficient for design, but these two bodies of testwork support and do not contradict each other.  The major test programs which apply to the current plan for open pit mining and heap leaching are tabulated in table 9.4.

Table 9.2  Test Programs for Open Pit / Heap Leach Ores

REPORT DATE	LABORATORY	SAMPLE DESCRIPTION	TEST DESCRIPTION
29 Jan 98	KCA	various open pit locations	16 composites
		RDH cuttings	16 bottle roll tests
11 Jan 99	KCA	same samples as 29 Jan	16multi-element analyses
November 99	KCA	various open pit locations	three composites
		35 core intervals	three bottle roll tests

Page 9-8

25 June 01	KCA A.R. McPherson	six core holes, Refugio and Plaza de Gallos	six core holes; density tests; six bottle roll tests; six column leach tests Bond work index tests; Impact (Crusher Index) tests

August 02	KCA	Refugio, Plaza de Gallos, Picacho, 331 RDH cuttings from 222 drillholes, 21 com- posites, 5 core composites, 1 grab sample	25 Bottle Roll Tests Sulfur analysis 8 column leach tests

02 December 04	KCA	Refugio, Plaza de Gallos, Picacho, Conico four large rock (+4”) samples	four column leach tests for determination of run-of-mine size leaching

28Nov 04	KCA	Aventurero Stockpile (underground ore)	one column leach test to determine heap leach recovery

9.2.2                     Determination of Leach Recovery and Crush Size

A total of 27 bottle roll tests are cited in the lab work summarized above, but in fact, over 200 bottle roll tests have been run on ore samples from the open pit area.  While bottle roll tests do not predict heap leach recovery, they are an excellent tool to “map” the orebody for variations that could affect recovery.  The tests showed that the open pit ore is uniform in regards to cyanide solubility and chemical consumption.  No significant areas of low recovery or unusual metallurgy were noted (there was some individual sample variation:  occasional low recoveries were noted in individual tests, but tests on nearby samples showed average recovery).  However, subsequent column leach testwork has indicated there is a variability in heap leach performance, as a function of crush size.

The most important data for determination of heap leach operating parameters is the set of column leach tests reported in the 25 June 2001 report.  Six (6) flooded column leach tests were conducted on the composite material from Ocampo.  Results of the column leach tests are summarized in Table 9.4, and

Page 9-9

the full test report is included in Appendix 1.  A second report, dated 15 August 2002, also presents important data.  In this report, data are presented on four column leach tests from the four main open pit zones at a crush size of P80 4.75 mm.  This data is also included in Table 9.4, and the full report is included in Appendix 1.

Table 9.4

Column Leach Tests on Crushed Core Material

Gold

Description	KCA Test No.	Calc Head g Au/t	Recov g Au/t	Recov Au %	Days Leach	P80 Crush Size, mm
Plaza de Gallos	29376	1.17	0.76	64.9	76	37.5
Plaza de Gallos	29378	1.05	0.89	84.8	173	6.3
Plaza de Gallos	29404	1.13	1.01	89.3	117	1.7

Refugio	29380	1.29	0.95	73.6	76	37.5
Refugio	29382	1.39	1.26	90.6	143	6.3
Refugio	29406	1.41	1.30	92.2	117	1.7

Refugio	29910	1.66	1.49	89.8	141	4.75
Conico	29916	2.75	2.62	95.3	141	4.75
Picacho	29922	3.03	2.82	93.4	141	4.75
Alvarez (Plaza de Gallos)	29928	1.56	1.43	91.7	141	4.75

Silver

Description	KCA Test No.	Calc Head g Ag/t	Recov g Ag/t	Recov Ag %	Days Leach	P80 Crush Size, mm
Plaza de Gallos	29376	69.1	20.7	30.0	76	37.5
Plaza de Gallos	29378	58.3	42.2	72.3	173	6.3
Plaza de Gallos	29404	65.6	52.1	79.4	117	1.7

Refugio	29380	104.3	16.5	15.9	76	37.5
Refugio	29382	105.6	56.7	53.7	143	6.3
Refugio	29406	111.9	81.1	72.4	117	1.7

Refugio	29910	92.6	68.8	74.3	141	4.75
Conico	29916	118.2	82.7	70.0	141	4.75
Picacho	29922	95.4	35.4	37.1	141	4.75
Alvarez (Plaza de Gallos)	29928	91.1	62.8	68.9	141	4.75

Page 9-10

9.2.2.1  Recovery from High Grade, Fine Crushed Heap leach Ore

The ore samples crushed to a P80 of 4.75 mm contained 20% by weight in the size range minus 6.3 mm plus 4.75 mm.  This size distribution is consistent with the product that will be obtained in the production 3rd-stage crushers at Ocampo (close-circuit crushed to 7 mm).

To arrive at projected field leach silver recovery for the high grade (fine crushed) ore requires evaluation of the data, with the following considerations:

•                  The Picacho sample, which shows 37% recovery at 4.75 mm, appears to be anomalous.  Visually, it appears the same as the other samples, and the overall Picacho orebody is identical to the other ores.  Therefore, for purposes of recovery analysis, it appears justified to raise the nominal recovery from this sample to 55%.

•                  Analysis of tailings size distribution indicates that the recovery of the two tests at 6.3 mm crush size would increase 8% if these same samples were crushed to P80 4.75 mm.  Therefore, after making the recovery adjustment for the Picacho sample, the average recovery from all six samples tested, at a crush size of P80 4.75 mm, is 68%.

•                  The leach data indicate that silver in all columns was continuing to leach at the end of the 140 day leach period, at the rate of 3.4 percent per month in the columns crushed to 6.3mm, and 2.8 percent per month in the columns crushed to 4.75 mm.  This type of long term continued leaching is consistent with ore behavior at other silver heap leach operations.  The average ore stacked at Ocampo will remain under leach for 36 months (1100 days).  Plotting a recovery decay curve indicates that another 6% silver will be recovered, raising the overall silver recovery to 74%.  A recovery of 72% has been used for the financial projections.

•                  Gold recovery is faster, and more consistent, than silver recovery in all samples tested.  Based on the column leach tests adjusted to P80 of 4.75 mm, the average gold recovery will be 92% in 140 days.  No adjustment for extra leach time in the heaps is included for gold, and gold leaching was mostly complete at the end of the 140 day leach period.  A recovery of 87% has been used for the financial projections.

9.2.2.2  Recovery from Low Grade, Coarse Crushed Heap Leach Ore

The low grade ore will be close-circuit crushed to 100% passing 25 mm (P80 18 mm).  Analysis of the data indicates that the silver recovery at this size will be

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17% higher than at P80 of 37.5 mm, or to 40% in 140 days of leaching.  Additional leach time will raise the silver recovery to 46%.  As with the finer crushed material, gold recovery is not as sensitive to crush size as silver recovery.  The data indicates that 8% additional gold recovery will be achieved at P80 18 mm, raising overall gold recovery to 77%.

9.2.2.3  Summary of Projected Heap Leach Recovery

The ultimate end of mine life recoveries are presented in Table 9.5.

Table 9.5

Ultimate, End of Mine Life Recoveries

Ore Source	P80, mm	Au Recovery, %	Ag Recovery, %
Low Grade	25	77	46
High Grade	4.75	87	72

9.2.3  Heap Leach Reagent Consumption

All the ore samples tested are chemically unreactive.  KCA’s evaluation of the lab test data has concluded that reagent consumption will be 0.28 kg NaCN, and 1.00 kg Ca(OH)2, per tonne.

9.2.4  Agglomeration

In the report dated August, 2002, the fine crushed ore samples were tested to determine if agglomeration with cement would improve leach performance.  The results showed that the natural ore is highly permeable, and that agglomeration is not required.

9.2.5  Density

Ore density was measured on a large number of samples, as reported in both reports in the appendix.  The rock density is consistently 2.45-2.50.  Based on KCA’s experience, this will result in a heap apparent bulk density of 1.6.

Page 9-12

9.2.6  Mercury

Mercury is a significant contaminant in many Nevada gold ores, and KCA routinely evaluates this during heap leach tests.  At Ocampo, the ratio of gold to mercury is about 800 to 1.  This level is considered sufficiently small that the mercury can be handled by normal scrubbing systems in the refinery.  No special equipment is required.

9.3  Underground Mine with Heap Leach

The underground vein systems are in the process of being actively developed, and there is currently stockpiled on surface (November 2004) about 15,000 tonnes of ore.  This ore is produced from sill drifts driven along the veins (sill drifts follow the vein on each level, and become the base of the production stopes).  By the time the mill is ready to process ore, in January 2006, the surface stockpile is expected to expand with the production of 18,000 additional tonnes of sill development ore plus 59,000 tonnes of expansion ore from the development of six shrinkage stopes.  The stockpile should contain 92,000 tonnes or ore at that point, with a gross value of $100 per tonne.

Since the mill and mine are in balance, the processing of this stockpiled ore through the mill would not occur for several years.  Heap leaching is a logical way to realize early cash flow from this ore.  The grade of ore is not unusual for small heap leaches, and KCA has installed several heap leaches for high grade ores (Sterling, Nevada underground mine with 12 g/t gold; Ity, Ivory Coast, open pit mine with 15 g/t gold).

For this reason, the surface stockpile of Aventurero ore was sampled in September, 2004, by taking a random 220 kg hand-dug pit sample from several locations.  The sample represents typical unoxidized vein material, medium gray in color.  A portion of this sample was crushed to 3/8 inches and used for a column leach test on 40 kg of ore.  Analyses and recoveries are shown in table 9.6.  A separate sample was split out at 3/8, and then pulverized, for bottle roll tests.

Page 9-13

Table 9.6.  Column Test on Aventurero Vein Material

Type of Test	Au, g/t	Ag g/t	% rec Au		% rec Ag
Site Fire Assay (a)	8.77	270

	Recovered Au g/t	Recovered Ag g/t
KCA Bottle Roll pulverized (b)	13.1	530
KCA Column leach test 3/8”	9.57	145	109	(a)	54	(a)
(44 days) (#31980)			73	(b)	27	(b)

(a) and (b) signify the percent recoveries based on the corresponding assay values.

The column test is still in progress.  After 44 days of leaching, extraction and leach recovery are continuing at the rate of about 10% per month for both gold and silver.

Because of the uncertainty of head assays at this point, the year one projected recovery from this material in a heap leach is 75-85% Au, 45-60% silver.  For cash flow purposes, we have assumed that we can process 61,000 tonnes of ore in year one with a recovery of 3.74 g/t Au, 166 g/t silver; this is based on a percentage recovery of 85% Au, 60% Ag from material of average ore grade.  Although this recovery projection is on the high side, only 2/3 of the expected tonnage is scheduled to be processed.  Therefore, cash flow projections based on this “auxiliary” heap leach of underground stockpiled ore are considered to be realistic.  The values obtained from this heap leach equal 4.2% of the total gold equivalent value recovered in year 1.  No additional ore will be stacked after year one, and no recovery is projected for subsequent years.

The ore will be stacked early in year one, on an auxiliary leach pad (adjacent to the main pad) so that it can be reclaimed as mill feed at a later date.  Costs of $20.00 per tonne for mining and processing have been assigned to this ore, and the tonnage has been subtracted from the quantity of underground reserves available for milling.

Page 10-9

10.0  MINING METHODS, CAPITAL AND OPERATING COSTS

10.1  Underground Mining, Methods and Capital Costs

The Northeast Ocampo mine is currently under construction and is developing a series of intersecting veins.  The mine will be operated using standard underground mining equipment, and is designed to produce 1,500 tonnes of ore per day.  Ore will be hoisted to surface via a shaft.  The collar of the shaft is adjacent to the milling facility thus reducing haulage costs.  Waste rock from the development haulages and ramps will be used as stope backfill wherever possible to minimize haulage costs.

Initially the mine will exploit ore from the Aventurero, Las Animas, San Juan and Rosario veins.  The Northeast underground project area is know to have at least 24 veins which have either a historic mine or prospect on them.

Kappes, Cassiday and Associates	Sec 10.0 Mining Methods
November 2004

Page 10-10

Construction of the Northeast Ocampo underground mine was initiated in March of 2003, with excavation of the collar of the underground production decline.  The collar was located in an accessible location near the town of Ocampo, and at a central point of the currently defined mining reserve.  To date over 3150 meters of development has been completed.  Monthly progress in November 2004 was in excess of 550 meters.  The following is a 3-D projection of the ramp showing the general underground mine layout and the current 3 month plan.

Figure 10-2.  Underground Mine Layout and 3 Month Plan

Page 10-11

The mine is operated using standard trackless underground mining equipment and is designed to produce 1,500 tonnes of ore per day.  Ore will be hoisted to surface via a shaft.  The collar of the shaft is adjacent to the milling facility thus reducing haulage costs.  Waste rock from the development haulages and ramps will be used as stope backfill were ever possible to minimize haulage costs.

10.1.1  Decline and Ramp

The decline and ramp provide the main access to the mine for equipment, men and supplies.  Figure 10-3 shows the ramp portal as it looked about one year ago.

Figure 10-3.  Ramp Portal

Page 10-12

Starting at the portal, Gammon Lake has excavated a 4m x 5m decline at -15%, from surface at (1706 m elev) to the 1676 level.  A
-15% spiral decline ramp has been extended to the 1616 level and is being extended to the 1556.  Ground conditions at Ocampo are generally good and the ramp and decline are secure with rock bolts in a 1.3m x 1.3m offset pattern.  This pattern is used in every type of heading and rock bolts are required to be in place prior to advancement.

10.1.2  Footwall Access Drives

Footwall to move both ore and waste are being driven with the same equipment used to drive the declines.  4m x 5m access drives are driven in the footwall of each vein 10 to 13 meters away from the vein.

Figure 10-4 Footwall Access Drive

Page 10-13

10.1.3  Ventilation

Fresh air is brought from level to level via ventilation raises driven close to the spiral decline.  A crosscut is driven to the raise on each level.  Ventilation raises have currently been driven into old working in the Balvanera and San Juan veins.  These, as well as the primary access ramp, provide escape ways.

10.1.4  Stope Development

GLR will use shrinkage stopes for ore extraction.  A shrinkage stope is a near vertical panel of ore (at Ocampo, 60 meters high, usually 70 meters long along the vein, and the width of the vein (2.8 +/- meters).  The shrinkage stope method involves mining the panel from the bottom to the top, while only removing enough ore from the bottom, so that personnel can work on top of the broken muck to drill and blast the solid ore above them.  Once the stope has reached the top (the next developed level), the remaining broken ore in the stope is removed from the bottom, and what remains is an open void supported by occasional pillars along each end of the stope, or in areas of low grade vein material.

To develop the stopes at Ocampo, sill drifts are driven along the vein, roughly parallel to the footwall haulage drift, on each 60 meter vertical level.  These drifts are typically the width of the vein (2.4-2.8 meters), and 2.4 meters high.  In current practice, the sill drifts are driven in advance of the footwall drifts to ensure that the footwall drifts stay at least ten meters away from the vein.  Once the footwall drift is in place, stope draw-point drifts are driven at 45 degrees angles from the haulage drift to the sill drift.  These draw points are spaced at 10 meter intervals.

Page 10-14

A 1.8m x 1.8m raise is then driven upward, following the vein, from the sill drift to the next above sill drift, using an Alimak Raise Borer.  A diagram of the stope and the drifts is shown in figure 10-3.

Figure 10-5  Stope Diagram

Page 10-15

10.1.5  Stoping (Ore Production) Sequence

Once the drifts and access raise have been driven, production begins.  The stope crew stands on the sill drift, or on top of the broken muck, and drills holes and installs rockbolts on a pattern typically 1.3 x 1.3 meters.  After the walls are bolted, the crew then drills and blasts one breast (overhead panel) 3m high x 2.5m wide x 3.5m long (approx. 60 tonnes).  The pattern is then repeated along the 70 meter long stope until the end is reached (the crew retreats towards the access raise).  At this point, because the rock swells during blasting, the stope is full of broken ore nearly to the overhead solid rock.  The stope is then mucked from the bottom drawpoints, until the ore has fallen enough so that the distance from the broken rock “floor” to the solid rock “ceiling” is about 2.5 meters, which is sufficient working space for the crew to drill the next upward slice.

About 30% of the total ore in the stope is pulled during this development phase, and the balance is pulled once the stope enters the production phase.

Each 60-tonne “breast round” can be secured, drilled and blasted by a two-man crew in approximately six hours.  A total of six stopes (six crews) will be required to produce 1,500 tonnes per day.  At Ocampo, these six stopes, plus perhaps six more, will be fully developed prior to the start of production in January, 2006.  (Costs to continue on-going operations in the underground mine during 2005, sufficient to reach the production-ready point, have been budgeted for in GLR’s existing exploration budget and are not included in this feasibility study).

Page 10-16

10.1.6  On-Going Underground Mine Development

In order to maintain the 1500 t/d production rate, two new stopes will be developed every month.  A total of 130 stopes will be developed over the six -year mine life, on six vertical levels spaced 60 meters apart, from 1436 through 1736 meters.

The total daily development needed to maintain 1500 t/d is as follows:

•                  4m sill drift per day

•                  5m raise per day

•                  4m footwall haulage drift per day

•                  2m drawpoints per day

•                  1.5m downward spiral ramp per day

AST Mining, Inc, of Sudbury, Ontario, was contracted by GLR to develop a complete plan and schedule of underground mining, based on the block model of underground resources prepared by Mintec.  This schedule has been used to develop the annual grades and tonnages, and the equipment requirements over the mine life.  AST has presented a complete listing of the stopes including location, tonnage and grade; and a complete listing of all development headings by length, location, and type.  This list is included as Appendix XXI.

10.1.7  Production (Ore Haulage) Shaft

The mine will produce 1,500 t/d of ore and another 800 t/d of waste.  Some of the waste may be hauled via underground haulage trucks directly to surface (up the ramp).  All ore is scheduled to be hauled to an underground ore pocket located on the 1640m level of the mine, and will then be hoisted up a vertical shaft to surface.  The shaft surface collar, adjacent to the mill, is at an elevation of 1940m.

Page 10-17

Provision has been made to deepen the shaft should ore continue to be developed below the existing reserve.

Design and capital cost estimation for the shaft was presented in a study prepared by Mr. Jersey Konopka dated 15 April 2004.  The design includes a specific hoist recommendation, based on a production rate of 150 tons per hour (1.6 times the mine requirement).  Based on this study, GLR has proceeded to partially raise the shaft ( the lower 300 meters is completed), and has purchased the hoist suggested in the Konopka study.  This study is included herein as Appendix XXII.

At the 1640 level, shaft area installations will include an ore pocket into which the haulage trucks will dump, and a skip loading pocket.  A grizzly will be mounted above the ore pocket, and a hydraulic rock breaker will be mounted on the grizzly.  The grizzly bar spacing will be small enough to permit safe operation of the shaft ore skip, and will also be small enough so that all ore will pass the opening of the mill jaw crusher.

A capital cost line item of $3,200,000 is included in feasibility study capital cost to compete the shaft and the ore handling installations.

10.1.8  Existing and Projected Underground Mining Equipment

Table 10-1 lists the current underground equipment spread along with surface support equipment owned by GLR.

Page 10-18

Table 10-1.  Existing Underground Mine Equipment Spread

Item	Make and model	Use	Quantity
Drilling
2- Jumbo MJM20B	Jarvis Clark M 220	Waste development (footwall drives and main Ramp)	2
Jack legs	Secan	Sill development and bolting	9
Stopers	Secan	Raise mining and bolting	13
L.H.D (Scoops)
220 Scoop 2yd	Jarvis Clark M 220	Ore Development, small excavation	2
130 Scoop 3yd	EJC-130	Ore Development, small excavation.	1
Scoop 6yd	Elphistone R1600D	Waste and Footwall Development	2
Service Vehicles	Pit bulls	Man carriers and used for Geology, Maintenance, Surveyors	3
Haulage Underground
413 Trucks 13 ton	Jarvis Clark 413	Haulage for ore or waste	2
426 Truck 26 ton	Wagner MT426-31	Waste haulage in the ramp and footwall drifts	3
Scissor Truck	Jarvis Clark JUT-43	Rock bolting in ramp and fotwall drives, hanging utilities	1
Compressors
600 compressor 600 CFM	Gardner Denver	Backup and Mobile Use	1
900 Cat Compressor 900CFM	Caterpillar	Backup and Mobile Use	1
600 compressor 1600 CFM	Ingersol Ran	Backup and Mobile Use	1
1500 Joy compressor 1600 CFM	Joy	Mine Air	1
1500 Joy compressor 1600 CFM	Joy	Mine Air	1
900 electric 900CFM	Gardner Denver	Mine Air	1
Compressor 150	Gardner Denver	Surface Use	2

Page 10-19

Item	Make and model	Use	Quantity
Pumps and Fans
!3 hp Pumps	Flights	Dewatering Underground	4
30 HP	Flights	Dewatering Underground	2
58 hp	Flights	Dewatering Underground	3
Weldon air pumps	Weldon M15	Dewatering the Ramp while drilling	1
Weldon air pumps	Weldon M8	Dewatering the Ramp while drilling	1
Sand piper		Dewatering the Ramp while drilling	2
Fans 100hp		1 used Aventurero, 1 spare	2
Fans 75hp		1 used San Juan,1 Main ramp,1 in the spillpocket,2 Fresh air raise, 1 spare	6
Fans 20hp		1 in1680 shaft access,1in1680 Aventurero, 1in Avent.S.E. 1	4
Fan 200hp		Main vent fan, not installed	1
Fans 25hp		Underground Shop	1
Surface Equipment
966 Cat front end loader	Caterpillar	Loading surface haul trucks from stock pile made from underground haulage.	1
D6M Cat Dozer	Caterpillar	Making roads for diamond drills, fixing roads after the rain	1
Surface trucks 20 ton	Kenworth	Haulage for stockpile on surface made from underground haulage	1
Surface trucks 20 ton	Freightliner	Haulage for stockpile on surface made from underground haulage	1
Generators
Camp Generators 20KW		Standby for old camp	1
Camp Generators 25KW		Supplying power for old camp	1
379 Genset 750 KW		Rebuilt in Chihuahua	2
Camp Generator Lab			1
Camp Generators			1
Cummings Gen Sets 1,200KW		Power and Offices	3

Page 10-20

Item	Make and model	Use	Quantity
Surface Vehicles
SUV	Dodge	Personnel Movement	1
SUV	Suburban	Personnel Movement	2
Van	Win Star Dodge	Personnel Movement	1
Truck	Toyota Truck	Kitchen and Housing maintenance	1
Truck	Nissan	Camp manager, Surface construction Forman	2
Truck	Ford 1ton	1used for hauling fuel, 1 used for hauling materials from Chihuahua	2
Truck	Ford 1/2 ton	Survey department	1
Truck	Ford club cab	Geology	1
Truck	Ford Diesel	Maintenance	1
Truck	Ford	Maintenance	1
Truck	Nissan	Maintenance	1
Truck	Toyota Truck	Personnel and explosives hauling	1
Truck	Chevy	Warehouse	1
Truck	Ford ranger	Laboratory	1

In addition to the existing equipment shown in Table 10-1, the equipment shown in table 10-2 will be needed prior to the production startup.  This equipment will be purchased in year 0, and is included in the feasibility study capital cost.  Much of the equipment which GLR has utilized in the existing underground mining operation has been used equipment, and GLR has close working relationships with a network of used equipment dealers.  Where applicable, the costs tabulated in table 10-2 are based on actual cost previously paid by GLR and escalated by 5%.  GLR has a stocked warehouse which operates under a “Min-Max” inventory system.  As the warehouse is already stocked, no initial capital outlay for parts and consumables is needed.

Page 10-21

Table 10-2.  Additional Equipment Required to Reach Production Status

Equipment	Number	Cost	Total
26 ton U/G trucks	5	165,000	825,000
6 yd scoop	1	190,000	190,000
2.5 yd scoop with remote	2	65,000	130,000
3.5 yd scoop	1	85,000	85,000
Pitbull (man carrier)	1	35,000	35,000
Scissor truck	1	65,000	65,000
Jackleg drills	40	2,100	84,000
Stoper drills	20	2,300	46,000
Electric Compressors 1500 CFM	3	50,000	150,000
Total			$1,610,000

10.2  Underground Mine Operating Costs

The underground mine has been under construction since March of 2003.  During this time over 4000 meters of ramp, decline, footwall access drives, sill drives and Alimak raises have been completed.  Current mine development is in excess of 550 meters per month.  GLR also owns a significant interest in the EL Cubo Mine, Guanajuato, Mexico, and the mine manager there has participated in the development of operating costs for Ocampo.  Costs for the production operation at Ocampo have been developed using the following methodology:

(a)                                  Estimated manpower requirements, based on the operating history at Ocampo in 2004, have been tabulated and costed.

(b)                                 direct consumables costs per foot of development heading have been calculated based on calculated quantities and current costs.

(c)                                  general mine consumables and miscellaneous expenditures, not directly identifiable as per-footage consumables, have been tabulated for the past 12 months of actual Ocampo operation.  These costs have been escalated based on the ratio of tonnage moved in the future versus tonnage moved historically.

Page 10-22

10.2.1  Underground Mine Labor Requirement

The mine runs 7 days a week with two (2) 10-hour shifts per day.  Shifts are worked on a rotational basis, with one shift contingent being on days off at any point in time.  Superintendents work on a one-month-on one-month-off schedule.  Table 10-1 shows the personnel needs and costs for the 1,500 t/d underground mine at current labor rates.  Cost per tonne for stope miners is based on the ore-mining rate.  Cost per tonne for personnel involved in moving both waste and ore is expressed in terms of total tonnage moved daily, 2,300 t/d.  Productivity is 12-t/man shift.

Page 10-23

Table 10-1. Labor Requirements and Cost - Underground Mine

Employee Type	Position	Total Hired	Number per Day	Loaded Day Rate US$	Annual Loaded Rate per Man	Annual Cost Total Cost	Cost/ tonne

Salaried - Ex Pat.	Superintendent	2	1	523	95,356	190,713	0.29
Hourly - Ex Pat.	Quality Control	3	2	448	109,094	327,283	0.75
Hourly - Ex Pat.	Miners	6	4	448	109,094	654,567	1.49
Hourly - Ex Pat.	Mechanics	6	4	335	81,517	489,100	1.12
Daily	Supervisor	6	4	39	9,531	57,183	0.09
Daily	Stope Miners	72	48	29	7,097	511,000	1.68
Daily	Drift Miners	9	6	29	7,097	63,875	0.10
Daily	Muckers Level 2	27	18	29	7,097	191,625	0.29
Daily	Muckers Level 1	18	12	19	4,664	83,950	0.19
Daily	Mine Labours	18	12	19	4,664	83,950	0.13
Daily	Mechanics	12	8	44	10,767	129,204	0.20
Daily	Welders	3	2	35	8,614	25,841	0.06
Daily	Electricians	3	2	44	10,767	32,301	0.05
Total						2,840,591	6.43

Page 10-24

10.2.2             Consumables

Consumables consist of fuel, lubricants, mechanical and electrical parts, explosives, rock bolts and other material used in the daily course of mining.  Table 10-2 presents a summary of Underground Mine Consumable Items.

Directly consumed items include those items which can be calculated on a per tonne or per meter basis.  Consumption rates are based on Ocampo experience, plus engineering estimates of items required.  Line items in table 10-2 for stope,  drifts, raise and drawpoints, are calculated on this basis.

In table 10-2, “Equipment consumables and Inventory”, and “Fuel, Electrical & Lubricants” are calculated from a tabulation of actual Ocampo operating costs for the past 12 months.  These costs have been escalated based on the ratio of tonnage moved in the future versus tonnage moved historically.

Page 10-25

Table 10-2 Underground Mine Consumables Costs, 1500 t/d ore (548,000 t/y)

Area	Cost per meter	Meters per day	Per Day $US	Annual Cost	Cost/t Ore
Equipment Consumables & Inventory			260	94,900
Fuel, Electrical & Lubricants			1,890	689,900
Stope (Breast Height 3 Mm)	4	84	264	96,400
Drifts & ramp	65	10	650	237,200
Raise	73	5	365	133,200
Draw Points	65	2	130	47,500
Ex Pat Travel (17 total in mining department)			50	310,300
Total UG Consumables Operating Cost				1,609,400	2.93

10.2.3                                      Grade Control

The sill drifts and stopes are sampled on regular basis for grade control.  In the Sills samples are taken at the face.  The sampling procedure has been described in Section 6.2.  Stope sampling will be conducted in a similar manner, with a sample taken across the breast face and one in the back mid way between face samples.  A provision of one extra sample (total three) per breast has been made.  Calculations assume a 60m long, 70m on vein height, 2m wide stope.  Salaries for Geotech-samplers are accounted for in Table 10-1.

Table 10-3 Grade Control

Stope Area	Cost / sample	Number of Samples	No. of Samples per day	Cost per Stope	Cost per tonne of ore
Sill	10	100	8	1,000	0.05
Breast	10	1,200	55	12,000	0.57
Total					0.62

Page 10-26

10.2.4                                      Underground Reserve Drilling

Reserve drilling is currently being completed on a 25m x 25m sample pattern.  Drill stations utilize remuck bays (included in capital costs as part of footwall drift).  Cost estimates are based drilling stations located every 100 linear meters along the vein, four holes above the level, four holes below the level.  Based on typical vein slopes and mine geometry, 423 meters of drill hole will be drilled from each station.  Approximately 13 drill stations will be active per year.  Only ore intervals (36 samples per station) will be sampled and assayed.  Sill samples account for the remainder of the sample pattern.  Cost per tonne ore is based on current data showing 70% of the vein volume is ore grade.

Table 10-4 Reserve Drilling and Drillhole Sampling

Activity	Unit Cost	Units per year	Annual cost	Per tonne cost
Drilling	56	5499	307,944	0.56
Assaying	10	468	4,680	0.01
Total				0.57

The operating costs itemized above are summarized in table 10-5.

Table 10-5. Underground Mine Operating Cost Summary

Area	Annual Cost	Cost / tonne Ore
Labor	2,797,095	6.36
Consumables	1,832,873	2.93
Grade Control	339,450	0.62
Reserve Drilling	542,226	0.57
Total	5,511,644	10.48

Page 10-27

10.3  Open Pit Mining, Methods and Capital Costs

Open Pit Mining will be conducted using standard equipment.  Haul truck capacity is 90t and the rest of the equipment spread has been sized accordingly.  Mining will utilize multiple benching (6-meter or 9-meter bench heights) at least for the drilling and blasting of waste.  The sequence of activities is as follows.

•                  Clear and grub existing surface.

•                  Drill and blast.

•                  Load the 90t haul trucks using a front end loader working in combination with a bulldozer.

•                  Haul waste to waste dump, haul ore to the primary crusher

•                  Dump ore directly into the primary crusher, or into the stockpile if the crusher is down

Estimates of mine equipment requirements, mine manpower requirements, mine capital costs, and mine operating costs for Ocampo are based on the mine production schedule and haul truck cycle times developed by Mintec Inc., and on equipment costs developed by John Roberts of Roberts & Associates.

10.3.1  Design Parameters

Multiple benching (6-meter or 9-meter bench heights) will be used, at least for the drilling and blasting.  Selectivity may dictate excavation in 3-meter lifts (split benching) in the ore areas; and for this reason, the loader size has been limited to 15 cubic yards.  Mine capital and operating costs have been developed for a base case defined by drilling and blasting a 6-meter bench height and mining with 11.5 cubic-meter loaders and 90 tonne capacity trucks.

Page 10-28

Mine equipment requirements were calculated using the following parameters and assumptions:

•             General parameters

•                  Rock density = 2.5 tonnes per cubic meter

•                  Operating schedule

•                  10 hours per shift

•                  2 shifts per day

•                  7 days per week

•                  365 days per year

•                  3 crews required

•                  Labor rates (burdened)

•                  Truck driver = $5.63 per hour

•                  Mechanic = $5.63 per hour

•                  Shift foreman = $27,900 per year

•                  Operating efficiency

•                  Shift change = 30 min

•                  Meal break = 30 min

•                  Effective minutes per hour for remainder = 50

•                  Effective minutes per 10-hour shift = 450

•                  Overall efficiency = 45 effective minutes per hour

•                  Diesel price = $0.35 per liter

•                  Major equipment prices are manufacturer’s quotes FOB Ocampo.

•             Drilling @ 6-meter bench height (double bench configuration)

•                     1.0 m subgrade

•                     6-3/4 inch (171 mm) hole diameter

•                     Explosives: ANFO @ 0.82 g/cc

•                     Powder factor = 250 g/tonne

•                     Pattern: 4.0 x 4.0 meters

•                     Productivity = 262 meters per 10-hour shift

•                     Productivity = 8,616 tonnes per 10-hour shift

•                     Availability = varies over equipment life (hours)

•                     Use of availability = 85%-90%

Page 10-29

•             Loading with Cat 992-class wheel loader and 90.9 tonne trucks

•                  Swell factor = 1.4

•                  Bucket size = 11.5 cubic-meters.

•                  Bucket fill factor = 92%

•                  Truck size = 90.9 tonnes

•                  Swing cycle time = 40 sec

•                  Spot time = 20 sec per load

•                  Loading time = 3.67 min/load

•                  Waiting for trucks = 0.5 min/load

•                  Total loading time = 4.17 min/load

•                  Productivity = 9,794 tonnes per 10-hour shift

•                  Availability = varies over equipment life (hours)

•                  Use of availability = 80%

•             Hauling with 90.9 tonne trucks

•                  Queuing time = 1.00 min/load

•                  Loading time = 3.67 min/load

•                  Travel time = as provided by Mintec

•                  Turn and dump time = 1.00 min/load

•                  Productivity is a function of haul distance

•                  Availability = varies over equipment life (hours)

•                  Use of availability = 80%

•             Mine support equipment

•                  Track dozers (405 hp Cat D9-class)

•                  Required fleet = 5

•                  Availability = 80%

•                  Use of availability = 80%

•                  Wheel dozers (450 hp Cat 834-class)

•                  Required fleet = 2

•                  Availability = 80%

•                  Use of availability = 80%

Page 10-30

•                  Graders (14-foot Cat 14H-class)

•                  Required fleet = 2

•                  Availability = 80%

•                  Use of availability = 80%

•                  Water trucks (20,000 gal. Capacity)

•                  Required fleet =2

•                  Availability = 80%

•                  Use of availability = 80%

10.3.3  Open Pit Capital Costs

Equipment capital costs for primary mining equipment are based on recent quotes supplied by manufacturers.  Initial spare parts inventory is estimated at five percent of the total cost of equipment capital.  Other equipment costs have been obtained from recent quotes for other projects and from published prices.  Support equipment includes cranes, lube/fuel trucks, mechanics boom trucks, etc.  Tire handling equipment has been assumed to be supplied by the tire services provider.  An allowance has been included to provide for specialized tooling, testing equipment and hand tools.  A summary of the mine equipment and capital requirements by year are listed in Tables 10-6 and 10-7.  No Equipment purchase or replacement is required in year 7.

Page 10-31

Table 10-6 Mine Equipment Purchase and Replacement Schedule (# Units per Year)

Item	Nominal Size	Year							Life-of- Mine
		0	1	2	3	4	5	6

IR DM30 DHD Drill	17.1 cm / 410 kW	3	3						6
Caterpillar 992G Loader	11.5 m3 / 597 kW	4	2						6
Caterpillar 777D Haul Truck	90.9 t / 699 kW	7	14		1				22
Caterpillar D10R Dozer	433 kW	1	1						2
Caterpillar D9R Dozer	306 kW	3							3
Caterpillar 14H Grader	164 kW	1	1						2
Caterpillar 824G RTD	253 kW	2							2
Caterpillar 777 20,000 gal Water Truck	90.9 t / 699 kW	2							2
50 ton Rough Terrain Crane (used)	50 t	1							1
Explosives Loading Truck (ANFO)		2	1						3
Welding Truck		2							2
Lube-Fuel Truck		2							2
Mechanics Truck		3							3
Flatbed Truck 3.5 ton		1				1			2
Mechanics Boom Truck		1							1
Light Vehicles		10				10			20
Portable Light Sets		3	5						8
Maintenance Tooling		1							1
Warehouse parts		1	1	1	1				4

Page 10-32

Table 10-7 Mine Equipment Purchase and Replacement Schedule (Cost per Year)

	Cost
	Per Unit	Year							Life-of-
Item	(x1000)	0	1	2	3	4	5	6	Mine
IR DM30 DHD Drill	450	1,350	1,350	—	—	—	—	—	2,700
Caterpillar 992G Loader	1,383	5,533	2,767	—	—	—	—	—	8,300
Caterpillar 777D Haul Truck	1,012	7,084	14,168	—	1,012	—	—	—	22,265
Caterpillar D10R Dozer	965	965	965	—	—	—	—	—	1,929
Caterpillar D9R Dozer	711	2,133	—	—	—	—	—	—	2,133
Caterpillar 14H Grader	435	870	—	—	—	—	—	—	870
Caterpillar 824G RTD	405	405	405	—	—	—	—	—	810
Caterpillar 777 20,000 gal Water Truck	987	1,974	—	—	—	—	—	—	1,974
50 ton Rough Terrain Crane (used)	213	213	—	—	—	—	—	—	213
Explosives Loading Truck (ANFO)	185	370	185	—	—	—	—	—	555
Welding Truck	115	230	—	—	—	—	—	—	230
Lube-Fuel Truck	185	370	—	—	—	—	—	—	370
Mechanics Truck	110	330	—	—	—	—	—	—	330
Flatbed Truck 3.5 ton	62	62	—	—	—	62	—	—	124
Mechanics Boom Truck	155	155	—	—	—	—	—	—	155
Light Vehicles	20	200	—	—	—	200	—	—	400
Portable Light Sets	22	66	110	—	—	—	—	—	176
Maintenance Tooling	525	525	—	—	—	—	—	—	525
Sustaining Capital@ $.10/tonne	75	—	—	—	2,596	2,458	2,900	1,209	9,163
Warehouse Parts @ 5% of Capital		1,210	929	—	180	—	—	—	2,320

Total		24,044	20,354	—	3,789	2,720	2,900	1,209	55,540

Page 10-33

Mine equipment selection is usually based on the scale of operations (tonnes per day), with modifications due to site-specific conditions.  In this instance, a critical site-specific condition is the three-meter bench height, which limits the loading unit size.  Chasing a low bench height with a large bucket is inefficient.  While the scale of operations (70-80 ktpd) would normally employ a Caterpillar 994-class (20 cubic meters) wheel loader with 136 to 177-tonne trucks, the bench height limitation suggests the use of a smaller loader (Caterpillar 992-class 11.5 cubic meter) with 90.9 to 136-tonne trucks. The large waste tonnages occurring inside the general shapes of the ore zones do not allow larger bench heights and equipment sizes to be used for waste mining.  The same mining fleet will have to move both the ore and the waste.

Another significant problem due to the three-meter bench height is the number of benches mined per year.  Most large-scale copper operations limit the number of benches mined from a given phase or pushback to 10-12 per year.  Gold operations, due to experience gained with lower bench heights, may mine 30-40 benches per year from a single phase.  A bench-mining rate in excess of that amount will result in a serious limitation of productivity due to the rate of new bench development required.  In Period 4 of this study, 66 three-meter benches are mined from Phase 4, in Period 6 a total of 47 benches are mined from Phase 3 and in Period 7 there are a total of 82 benches mined from Phase 5. By assuming that double bench drilling and blasting will be possible, the bench-mining rate is kept within acceptable limits.

Page 10-34

Sufficient equipment has been provided in this study to mine the given bench geometry but project efficiency and costs might be improved prior to operational start-up by investigating the following alternatives with respect to the bench mining rate problem:

1.                           Increase the bench height, which will have an adverse effect on dilution.  The steep dip of the ore bodies may limit the impact of this option.

2.                           Using hydraulic face shovels instead of rubber tired loaders might allow greater selectivity and productivity in ore and waste areas.

3.                           Open up the deposit to a larger extent along strike.  Instead of five mining phases, mine the deposit in two phases.  The increased horizontal area mined will reduce the vertical rate, will give ore control some breathing room, and will minimize equipment congestion.  This alternative could potentially reduce the ore grade in the early years.

A combination of the alternatives might potentially be beneficial to mine operating efficiencies and costs.

10.3.4  Open Pit Mining Sequence

The following figures show the sequence of mining on a yearly basis starting with the pre-strip period 0 which takes place during mine construction.

Page 10-35

Figure 12-1 Pit in Pre-strip Period

Page 10-36

Figure 10-6 Pit Year 1 of Production

Page 10-37

Figure 10-7 Pits Year 2 of Production

Page 10-38

Figure 10-8 Pits Year 3 of Production

Page 10-39

Figure 10-9 Pits Year 4 of Production

Page 10-40

Figure 10-10 Pits Year 5 of Production

Page 10-41

Figure 10-11 Pits Year 6 of production

Page 10-42

Figure 10-12 Pits Year 7 of Production

Page 10-43

10.3.5              Open Pit Operating Costs

Mine operating costs have been developed on a functional cost basis, with each function defined in terms of operating labor, maintenance labor, repair parts and consumables, and contracted services.  Contracted services consist of equipment overhauls and component rebuilds done by other than site personnel.

Mine administration personnel included in the operating costs consist of only direct mine and mine maintenance supervisors.  Engineering and geological personnel are not included here and have been included in another section.  Hourly labor requirements for mine operations are those necessary to man the required equipment on a three-crew system.  Blasting crews and laborer/trainees have also been added.  Due to the large number of benches which must be mined each year a large blasting crew and additional powder loading equipment have been included in the estimate.  Time to load and initiate individual blasts will be extremely limited.

The maintenance hourly labor levels shown are adequate for field repair and component exchange, but not for on-site overhauls/rebuilds.  However, overhaul/rebuild costs (including labor) are included in the operating costs as a “contracted services” component of each mining function.

Page 10-44

A detailed summary of the mining costs is shown in Table 10-8.

Table 10-8 Mine Operating Cost Summary ($/tonne of Material Mined)

	Year								Mine
Cost Period	0	1	2	3	4	5	6	7	Life
Total ktonnes Mined	5,327	29,789	24,030	25,963	24,584	28,995	24,176	19,633	182,498
Drilling
Operating Labor	0.007	0.006	0.006	0.005	0.006	0.006	0.006	0.007	0.006
Maintenance Labor	0.002	0.002	0.003	0.003	0.004	0.005	0.005	0.005	0.003
Repair Parts	0.015	0.018	0.021	0.021	0.031	0.037	0.037	0.037	0.028
Diesel Fuel	0.018	0.018	0.018	0.018	0.018	0.018	0.018	0.018	0.018
Lube	0.005	0.005	0.005	0.005	0.005	0.005	0.005	0.005	0.005
GEC	0.002	0.002	0.002	0.002	0.002	0.002	0.002	0.002	0.002
Bits & Steel	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025
Subtotal	0.074	0.077	0.080	0.080	0.090	0.097	0.097	0.099	0.088
Blasting
Operating Labor	0.007	0.002	0.003	0.003	0.003	0.002	0.003	0.003	0.003
Explosives & Supplies	0.125	0.125	0.125	0.125	0.125	0.125	0.125	0.125	0.125
Subtotal	0.132	0.127	0.128	0.128	0.128	0.128	0.128	0.128	0.128
Loading
Operating Labor	0.007	0.006	0.007	0.007	0.007	0.006	0.006	0.007	0.007
Maintenance Labor	0.001	0.001	0.001	0.001	0.001	0.002	0.002	0.002	0.001
Repair Parts	0.010	0.014	0.014	0.016	0.020	0.026	0.026	0.026	0.020
Diesel Fuel	0.021	0.021	0.021	0.021	0.021	0.021	0.021	0.021	0.021
Lube	0.007	0.007	0.007	0.007	0.007	0.007	0.007	0.007	0.007
Tires	0.022	0.022	0.022	0.022	0.022	0.022	0.022	0.022	0.022
GEC	0.002	0.002	0.002	0.002	0.002	0.002	0.002	0.002	0.002
Subtotal	0.069	0.073	0.074	0.076	0.080	0.086	0.085	0.087	0.079

Page 10-45

	Year								Mine
Cost Period	0	1	2	3	4	5	6	7	Life
Total ktonnes Mined	5,327	29,789	24,030	25,963	24,584	28,995	24,176	19,633	182,498
Hauling
Operating Labor	0.020	0.021	0.019	0.024	0.021	0.018	0.020	0.030	0.022
Maintenance Labor	0.003	0.004	0.005	0.007	0.006	0.005	0.008	0.014	0.007
Repair Parts	0.025	0.031	0.033	0.053	0.046	0.065	0.072	0.105	0.055
Diesel Fuel	0.054	0.066	0.057	0.076	0.067	0.056	0.062	0.091	0.067
Lube	0.024	0.030	0.026	0.035	0.031	0.025	0.028	0.041	0.030
Tires	0.048	0.059	0.051	0.068	0.060	0.050	0.056	0.081	0.060
GEC	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Subtotal	0.174	0.212	0.190	0.264	0.232	0.220	0.246	0.364	0.240
Road and Dumps
Operating Labor	0.013	0.007	0.009	0.008	0.009	0.007	0.009	0.011	0.008
Maintenance Labor	0.006	0.003	0.004	0.003	0.003	0.003	0.003	0.004	0.003
Repair Parts	0.068	0.029	0.030	0.025	0.028	0.024	0.029	0.025	0.028
Diesel Fuel	0.090	0.030	0.031	0.023	0.024	0.021	0.022	0.020	0.026
Lube	0.028	0.009	0.010	0.007	0.007	0.006	0.007	0.006	0.008
Tires	0.010	0.004	0.005	0.004	0.004	0.004	0.005	0.005	0.005
GEC	0.052	0.020	0.024	0.011	0.012	0.010	0.013	0.008	0.015
Subtotal	0.267	0.103	0.113	0.082	0.087	0.074	0.087	0.078	0.095
General Mine
Operating Labor	0.005	0.002	0.002	0.002	0.002	0.002	0.002	0.003	0.002
Miscellaneous	0.000	0.005	0.005	0.005	0.005	0.005	0.005	0.000	0.004
Subtotal	0.005	0.007	0.007	0.007	0.007	0.007	0.007	0.003	0.007

Page 10-46

	Year								Mine
Cost Period	0	1	2	3	4	5	6	7	Life
Total ktonnes Mined	5,327	29,789	24,030	25,963	24,584	28,995	24,176	19,633	182,498
General Maintenance
Maintenance Labor	0.017	0.004	0.004	0.006	0.008	0.006	0.005	0.007	0.006
Miscellaneous	0.000	0.005	0.005	0.005	0.005	0.005	0.005	0.000	0.004
Subtotal	0.017	0.009	0.009	0.011	0.013	0.011	0.010	0.007	0.010
Mine Administration
Salaried Labor	0.023	0.009	0.011	0.010	0.011	0.009	0.011	0.014	0.011
Miscellaneous	0.000	0.005	0.005	0.005	0.005	0.005	0.005	0.000	0.004
Subtotal	0.023	0.014	0.016	0.015	0.016	0.014	0.016	0.014	0.015
TOTAL	0.762	0.621	0.618	0.662	0.654	0.637	0.678	0.779	0.662

SUMMARY:
Operating Labor	0.058	0.044	0.046	0.050	0.048	0.042	0.046	0.061	0.048
Maintenance Labor	0.030	0.014	0.016	0.019	0.022	0.020	0.023	0.031	0.021
Salaried Labor	0.023	0.009	0.011	0.010	0.011	0.009	0.011	0.014	0.011
Total Labor	0.111	0.068	0.074	0.079	0.081	0.072	0.080	0.106	0.080
Repair Parts	0.119	0.092	0.098	0.116	0.125	0.151	0.164	0.193	0.131
Diesel Fuel	0.183	0.135	0.127	0.139	0.130	0.116	0.123	0.150	0.132
Lube	0.064	0.051	0.047	0.054	0.050	0.044	0.047	0.059	0.050
Tires	0.080	0.085	0.078	0.094	0.086	0.075	0.082	0.108	0.086
GEC	0.056	0.024	0.028	0.015	0.016	0.014	0.017	0.012	0.019
Bits & Steel	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025
Explosives/Supplies	0.125	0.125	0.125	0.125	0.125	0.125	0.125	0.125	0.125
Miscellaneous	0.000	0.015	0.015	0.015	0.015	0.015	0.015	0.000	0.013
Total Consumables	0.651	0.553	0.544	0.583	0.573	0.565	0.598	0.672	0.582

TOTAL	0.762	0.621	0.618	0.662	0.654	0.637	0.678	0.779	0.662

Page 10-47

Costs shown in the above tables fall with in the range of the expected costs for a North American project of this size.  Wage rates have a positive impact due to the relatively low $5.36 per-hour wage rate for operators and mechanics as compared to U.S. wage rates for similar functions.

Page 11-1

11.0                        DESCRIPTION of ORE PROCESSING OPERATIONS

11.1                        Agitated Leach Plant (Merrill Crowe Mill)

11.1.1                                      Introduction

Engineering and design at a feasibility study level has been completed for a 550,000 metric tons per year (1,500 metric tons per day) conventional Merrill Crowe precious metals recovery plant, including two stage crushing and screening, fine ore storage, rod and ball mill grinding, thickening, leaching and recovery systems, and tailings impoundment.  A schematic flowsheet of the mill is presented as Figure 11-1 on the following page.  Drawing MILL/7299-200, in Appendix VI, also included at the end of this section, provides an overall flowsheet.  Approximately 15% of the detailed engineering for the mill has been completed.  This detail is presented on drawings included as Appendices IV through VII.  These appendices contain 14 flowsheets, 13 P&ID’s (Process and Instrumentation Diagrams) 31 General Arrangement drawings, and 18 Electrical and Mechanical Single Line diagrams.  Table 11-2 at the end of this section, contains a list of major mill equipment.  Table 11-4 at the end of this section, contains a list of mobile equipment needed to service the process (mill and heap leach) areas.

11.1.2                                      Crushing and Screening

Run of mine ore is delivered from the underground mine to the surface via a vertical shaft.  The mill is situated on surface, immediately adjacent to the shaft.

Underground, the ore is moved to the shaft pocket by trucks and dumped onto a grizzly.  Oversize is broken by a hydraulic rockpick to about 300 mm, so that it can be transported in the ore skip.  Since the ore comes from relatively small stopes, most of the rock is expected to be smaller than 300mm.  Ore is hoisted up the shaft, and dumped from the shaft skip into a coarse ore bin.  From the coarse ore bin, ore is moved by a vibrating feeder and conveyor belt to the mill primary crusher feed hopper.  A magnet on this belt removes tramp iron, and rockbolts.

Kappes, Cassiday and Associates	Sec 11.0 Description of Ore Processing Operations
November 2004

Page 11-2

Figure 11-1

Simplified Schematic of Leaching Plant for Underground Ore
Ore from underground
Coarse ore bin
Primary crusher
Secondary crusher
Screen (vibratory)
Thickener
Cyclone (2)
O.Flow to Merrill Crowe plant
Fine ore bin
Ball mill
Rod mill
Sump
O.Flow to Merrill Crowe plant
Leach Tanks (7)
CCD Thickeners (4)
Belt filter
To tailings

Page 11-3

The conveyor belt dumps directly into the primary crusher.  The primary crusher, a 950 mm by 1,250 mm jaw type provided with 150 kW of power reduces the size of the ore to eighty percent passing 100 mm.

From the primary crusher, ore is transported on belt conveyors to a 2.4 m by 7.3 m double deck vibrating screen.  Oversize proceeds to second stage crushing.  Undersize by-passes the second stage crusher.

The secondary crushing stage consists of a cone crusher.  Screen oversize passes through the cone crusher which is provided with 300 kW of power.  The cone crusher discharge combines with the jaw crusher discharge and is returned to the screen.

Undersize from the screen is transported to the fine ore storage bin by a belt conveyor.  This crushed product has a nominal top size of 20 mm and an eighty percent passing size of 16 mm.

Dust control in the crushing plant consists of a system of ductwork, a venturi type wet scrubber, and an exhaust blower.  Magnets and metal detectors are located at three locations within the crushing system to ensure that all rockbolts and tramp iron are removed before entering the crushers.

The design operating rate for the crushing plant is 156 t/h, with provision for a maximum rate of 188 t/h.  At 1,500 t/d, the crushing plant requires 10 hours per day operating time.

11.1.3             Fine Ore Storage and Reclaim

The fine ore storage bin is sized for 24 hours total storage at 1,500 t/d.  Ore is withdrawn from the bottom of the bin via a variable speed conveyor with a weightometer.  A manual sample is periodically cut from the conveyor for moisture determination, in order to convert the wet mass flow to dry mass flow of ore into the mill.  Quicklime (CaO) is added onto the belt from a 50 t silo, via a variable speed feeder controlled by the ore weightometer.

Page 11-4

11.1.4             Grinding and Classification

Ore is fed from the conveyor to the rod mill feed chute where it is mixed with process water, recycle water from the grinding thickener overflow, and/or heap leach pregnant solution.  The ore slurry then feeds into the rod mill.  A SAG mill had been considered for this purpose instead of a rod mill, but the rodmill was chosen because of its predictability.

The rod mill is 3.0 m diameter by 4.0 m long, charged with 100 mm diameter rods.  Installed power is 410 kW.  The rod mill reduces the size of the ore to eighty percent passing 1,500 microns (1.5 mm).  Ground ore slurry at 70 percent solids by weight discharges from the end of the rod mill through a trommel screen, and joins the slurry flow discharging from the ball mill a the cyclone pump feed box.

The slurry is diluted with recycled water, then classified in a hydrocyclone classifier.  Oversize particles report to the underflow apex and move on to the ball mill for further size reduction.  Particles that have met the eighty percent passing size of 75 microns (0.075 mm) report to the overflow vortex finder and move on to the next processing stage.

The ball mill is a 4.1 m diameter by 5.8 m long unit with rubber liners and lifters.  Installed power is 1,350 kW.  Slurry at about 70 percent solids by weight discharges from the ball mill through a trommel screen to join the rod mill discharge at the cyclone feed pump box.

The water and/or recycle solution added to the rod mill feed and cyclone feed pump box will contain cyanide, so some leaching will take place in the grinding circuit.  A mill head sample will be taken via a slurry splitter at the cyclone overflow, and both solution and solids will be analyzed in this stream to determine mill head grade.

The nominal operating rate for the grinding plant is 66 t/h (1584 tonnes per 24 hr day) with provision made for occasional excursions to 79 t/h. Plant availability is specified at 95%.

Page 11-5

11.1.5             Grinding Thickener

Cyclone overflow slurry contains 25 percent solids by weight, whereas subsequent leaching is conducted at 45% solids.  Cyclone overflow first passes through a sieve bend screen to remove fine trash, then discharges into the thickener, which is sized for 1,800 t/d.  Thickener underflow slurry at the optimum leach density of 45 percent solids by weight is pumped to the first leach tank.  Thickener overflow (nearly clear solution) flows the dirty pregnant solution storage tank, and then to the Merrill Crowe plant for gold/silver recovery.

11.1.6             Conditioning and Leaching

Thickener underflow reports to a conditioning/surge tank with eight hours of surge capacity.  The conditioning/surge tank is followed by six identically sized leach tanks, 10.7 meters diameter by 11.7 meters high.  Each tank provides nine hours residence time for a total of 56 hours at the design rate of 1,500 t/d.  The leach tanks are fitted with dual impeller axial flow agitators powered at 30 kW.  Compressed air is injected into each tank, below the impeller.  Cyanide can be added to each tank in series, so that a uniform cyanide level can be maintained throughout the leach.

11.1.7             CCD Washing

Discharge from the last leach tank flows to series of four 16 m diameter countercurrent decantation thickeners.  These thickeners are designed to perform properly at a mill throughput of 1,800 t/d.

Overflow from the first stage thickener is pregnant solution.  It flows from the thickener to the Merrill Crowe plant.

Underflow from the fourth stage CCD thickener is tailings consisting of barren solids and solution, at a density of 60% solids.

Page 11-6

11.1.8             Tailings

Tailings discharge from the last of the four countercurrent decantation thickeners as a 60% solids slurry, and are then be sent to the tailings filtration plant.  The filtration plant consists of three 3.0 m wide by 16.6 m effective vacuum length vacuum belt filters serviced by three 12,400 Nm3/h liquid seal ring vacuum pumps powered at 300 kW each.  The three filters are capable of processing 1,800 t/d of dry tailings.

Tailings are discharged from the filters as a damp solid containing 20 to 25% moisture.  They are then transported via a 250 m long overland conveyor to a valley fill tailings site located below the mill.  At the tailings site, grasshopper conveyors are utilized to distribute the filter cake.  Discharged tailings are spread and compacted with a wide track D-6 bulldozer dedicated to that task.  The dry stacking method has several advantages over slurry disposal:

-                  There is no water head against the downstream face of the tailings dam, so this face can be composed of compacted tailings rather than engineered earthfill

-                  washing of the filter cake with freshwater on the filters allows nearly 100% recovery of the contained solution in the filter cake, almost eliminating soluble gold/silver losses

-                  washing of the filter cake, and dry discharge, eliminates the loss of cyanide to the tailings pond.  This allows the plant to run at high cyanide levels throughout the leach cycle

Tailings impoundment area drawings are included in Appendix XX.

11.1.9             Merrill Crowe Recovery

The Merrill Crowe recovery plant processes precious metal bearing solutions from both the mill and the heap leach.  Heap leach pregnant solution is pumped through a 2,800 m long pipeline to the dirty pregnant solution storage tank, where it joins the mill pregnant solution.  Approximately 70% of the solution entering this tank is from the heap leach, and 30% from the mill.

Page 11-7

A simplified flowsheet of the Merrill Crowe recovery plant is included as figure 11-2 on the following page.

Solution at the rate of 540 cu m per hour (2,400 U.S. gpm) is clarified in five 185 m2 pressure leaf type filters (four operating, one on backwash/clean/precoat cycle).  The filters remove suspended solids down to levels of less than 0.1 mg/L.  Clarified pregnant solution then reports to one of two 3.5 m diameter by 8.0 m high deaeration (Crowe) towers.  A 4,000 Nm3/h liquid seal ring vacuum pump (one operating, one standby) provide sufficient degassing capacity to maintain oxygen levels in solution of less than 1 ppm.

Deoxygenated clean pregnant solution then discharges from the towers to four 140 m3  plate-and-frame type (filter) presses.  On the way to the presses, zinc dust, lead nitrate, and diatomaceous earth are added.  The filter presses collect precious metals precipitate.

Solution discharging from the plate and frame filters is now stripped of gold and silver, and is termed barren solution.  This barren solution is stored in a 9.4 m diameter by 10.2 m high storage tank.  From there, it is distributed to the front end of the mill, or to the heap leach, after addition of sodium cyanide to the appropriate processing levels.

11.1.10          Refinery

The precipitate from the Merrill Crowe recovery plant contains precious metal from both the mill and the heap leach.  The production ratio is 57 % from the mill and 43 % from the heap leach.  Each day, one press is taken off line and an empty precoated press put on line.  The press taken off line is then put on a compressed air blow cycle to dry the captured precipitate.  After a four hour blow dry, plates and chambers are separated and the precipitate with a moisture content ranging from 15 to 20 percent is dropped from the press into pans under the press.  The pans are then placed in a tunnel dryer for twelve hours at 200oC.

Page 11-8

Figure 2.  Simplified Flowsheet Merrill-Crowe Plant

Page 11-9

Fluxes are mixed with the dry precipitate, which is then transported to a tilting reverberatory furnace.  Slag is poured off into 100 kg capacity cone shaped cast iron pots until the molten furnace charge is mostly doré.  Nominal rate of slag production is 1,900 kg/d.  Slag is recycled to the grinding mills at the head of the process plant.  Doré is poured off into 40 kg bar molds on a cascade stand that holds twenty molds.  The nominal rate of doré production is 680 kg per day.  The nominal rate of bars poured is 17 per day.  Bars are cooled, cleaned, and then moved to a storage vault pending shipment to a third party refiner.

11.1.11                               Sampling and Metallurgical Balance

Sampling equipment for both solids and liquids is located at many locations within the plant, in order to maintain good metallurgical accountability.

11.1.12                               Reagents

11.1.12.1                     Summary

General information on the reagents required for the mill operation such as delivery, use and storage of these chemicals is presented in Table 10-1.  In general, packaged reagents are stored under cover in an area near the plant location.  Liquid reagents are stored in such a manner that spillage can be contained and returned to use, or disposed of safely.  The cyanide system meets the International Cyanide Management Institute standards for containment, storage and handling of cyanide.

TABLE 11-1 Reagent Summary, Merrill Crowe Mill

Reagent	Delivery Method	Description
Sodium cyanide	900 kg DuPont Flo Bins	Leaching agent for gold
Caustic, NaOH	1 t Bulk Bags	Alkalinity protection when mixing cyanide
Lime (CaO)	Bulk in Pneumatic Offloading Carriers	Provides protective alkalinity for leaching
De-scaling agent	Cubes	Used to prevent carbonate scale in pumps and piping
Smelting reagents	Bags	Refinery flux
Flocculant	1 t Bulk Bags	Used as flocculating agent

Page 11-10

11.1.12.2                     Sodium Cyanide

Sodium Cyanide is delivered in 900 kg DuPont “Flo Bins”, a steel cube with a slide gate on the bottom for dumping the cyanide briquettes.  The cubes are stackable for convenient storage.  Once empty, the cubes are returned to DuPont for reuse.  The sodium cyanide briquettes are gravity discharged into a carbon steel tank equipped with an agitator, which is used to dissolve the cyanide briquettes in water.  A cyanide solution concentration of 20 percent is prepared in this manner.  Cyanide solution is metered through flowmeter- controlled valves, to process addition points.

11.1.12.3                     Caustic Soda

Caustic soda (sodium hydroxide) is received in 1,000 kg bulk bags.  The bags are dumped into a 12 m3 agitated tank where the solid caustic dissolves in water to make up a 50 % solution.  The solution is then distributed by pump to the points of use.  In addition to providing alkalinity protection in the sodium cyanide mix system, provision is also made to adjust pH in the leach feed.

11.1.12.4                     Lime

Pebble quicklime is received by pneumatic self offloading trucks and blown into a 50 tonne silo.  The silo and screw feeder are supplied by the lime vendor.  The lime is fed onto the rod mill feed conveyor via a variable speed screw conveyor at a rate controlled by the pH of the cyclone overflow.

Page 11-11

11.1.12.5                     Antiscalant

Antiscalant (a polyphosphate in concentrated solution) is received and stored in bulk cube containers.  Antiscalant is metered by small pumps and rotameters (vendor supplied) to the points of use.

11.1.12.6                     Smelting Fluxes

Fluxing reagents for the smelting of the precipitate are stored in the refinery.  Smelting fluxes are manually batch weighed and dumped into the flux mixer.

11.1.12.7                     Flocculant

Flocculant is received in 1,000 kg bulk bags.  The bags are dumped into a hopper then mixed via a vender-supplied mix system.  All five thickeners in the mill are high rate thickeners, and will require addition of flocculant for proper operation.

11.1.13          Process and Fresh Water Distribution

Fresh water is pumped to the mill from a surface reservoir located about 120 meters vertically below, and 3 km horizontally from, the mill.  Vertical turbine pumps will be installed at the reservoir, and will pump water to a fresh water storage tank at the mill.

The top 2 m of this tank is a surge for process water and for potable water treatment plant feed.  The top 2 m discharges through an internal standpipe that reserves the bottom 10 m for fire water.  The fire water reserve provides 4 h of fire fighting water at 150 m3/h.

Potable water usage, at both the process plants and the mancamp, is estimated to be 25 L/d per person for 500 persons.  Raw water flows from the raw water storage tank to a reverse osmosis and chlorination water treatment plant.

Page 11-12

11.1.14                               Compressed Air Supply

The leach tanks require a nominal 507 Nm3/h (1,000 Nm3/h maximum) of air at a pressure of 160 to 200 kPa.  This is provided by a lobe type blower (one operating, one standby).

Plant air at a pressure of 680 kPa is used for air powered tools, pneumatically operated pistons, and blowdown for cleanup.  Estimated usage is 170 to 200 Nm3/h.  The requirement is met by a screw type compressor (one operating, one standby).

Clean, dry, oil free compressed air is required for pneumatically driven control elements such as valves.  The estimated demand is 20 to 25 Nm3/h.  The requirement is met by an oil free screw type compressor followed by a receiver to drop out condensed moisture then an air drier to drop the dew point to minus 20 degrees Celsius.  There is only one compressor with provision to provide air from the plant air system in the event that the instrument air compressor is down.

11.2                                                Heap Leach

11.2.1                                      Introduction

Engineering and design at a feasibility study level has been completed for a 4,200,000 tonnes per year (11,400 tonnes per day) open pit mining and heap leach operation.  A schematic diagram of the heap leach processing facility is shown as figure 11-3 on the following page.  Ore will be stacked onto the heap leach at the rate of 11,400 t/d.  During normal operation, leach solution is applied to the heap at a rate of 435 m³/hr.  Drawing Heap Leach/7299-200 (Appendix IV), also included at the end of this section, presents a detailed heap leach flowsheet.  Appendices IV through VII provide a total of twenty drawings which specify details of the heap leach.  Table 11-3 at the end of this section provides a list of major heap leach equipment.

Page 11-13

The mining operation consists of four open pits mined in sequence over the mine life.  The pits are named Picacho, Plaza de Gallos, Refugio and Conico.  The ore produced from the pits is sorted at the mine face into two grades, low (life of mine average 0.27g Au/t, 8g Ag/t) and high (life of mine average 1.67g Au/t, 62g Ag/t).  Both ore grades are primary crushed in the same crusher, transported via overland conveyor, and stacked on separate stockpiles.  Low grade ore is passed through a standard cone crusher, and then stacked on the heap leach pad feed stockpile.  High grade ore is passed through a standard cone crusher, then a shorthead cone crusher, and then stacked on the heap leach pad feed stockpile.  The mixed grades are reclaimed from the heap leach pad feed stockpile, transported via a series of conveyors, fixed and portable, then stacked on the heap.

Ore on the heap is leached with barren cyanide solution from the mill barren tank, and pregnant heap solution is pumped back the mill for processing in the Merrrill Crowe recovery plant.

11.2.2             Primary Crushing

The primary crusher is a previously-used Telsmith 1.25m x 1.5 m jaw crusher with a 300 kW motor.  This unit has already been purchased by Gammon Lake as part of a used crushing plant currently located in Nevada.

Page 11-14

Figure 11-3.  Simplified Flowsheet of Heap Leach

Page 11-15

Run of mine ore from the pits is delivered to the primary crusher station in 90 tonne capacity haul trucks (Cat 777’s).  There is provision for a run of mine stockpile with reclaim by front end loader to permit continuous mine production in the event that the primary crusher is not available.  Normally, the mine haul trucks direct dump into the primary crusher feed hopper which is covered with a 600 mm x 600 mm grizzly. Oversize material is reduced to passing size by a hydraulic rock hammer. The primary crusher feed hopper is sized to hold the volume of ore from one and a half mine haul trucks.  An apron feeder transfers ore to the crusher, which reduces the size of the ore to eighty percent passing 150 mm. The primary crusher discharge drops onto a collector conveyor then on to the overland conveyor for transport to the stockpiles adjacent to the heap leach pad area.

Both ore grades are crushed in this unit, with the mine dispatcher telling the overland conveyor system to deposit the crushed product on either the low- or high-grade stockpiles.  Changes in destination can be made several times per day.

The nominal operating rate for the primary crusher is 416 dry tonnes/h with provision for occasional excursions up to 499 dry tonnes/h. The operating schedule is twenty hours per day. Total output of the primary crushing plant (including fines which by-pass the crusher), is 642 wet tonnes/h with occasional excursions up to 849 wet tonnes/h.

11.2.3                                      Overland Conveyor

From the primary crusher, the overland conveyor transports ore along a 900 mm wide, 1,350 m long belt to the fine crushing plant. At the maximum excursion rate of 849 wet t/h, the belt will be loaded to 90 % of maximum.  Since the conveyor declines in elevation, the conveyor drive is capable of both driving the conveyor to get it started and recovering energy by generating power back into the local grid.

Page 11-16

11.2.4                                      Ore Handling at End of Overland Conveyor

The overland conveyor discharges onto a stockpile feed conveyor which travels on a truss above two stockpiles.  A belt plow can be dropped to discharge ore onto the high grade stockpile, otherwise the ore proceeds to drop from the end of the conveyor onto the low grade stockpile.  Switching grades can be performed without production interruption.

11.2.5                                      Stockpiles

There are three stockpiles: low grade and high grade primary crushed material, and mixed grade heap leach pad feed material.

The low grade and high grade stockpiles are sized to be able to accommodate 24 hours mine production at nominal rate. This permits the mine to maintain production if one or both crushing plants are down. The low grade stockpile is 54 m diameter at the base and 17 m high at the peak. The high grade stockpile is 51 m diameter at the base and 17 m high at the peak.

The mixed grade/heap leach feed stockpile inventories secondary crushed low grade ore plus secondary and tertiary crushed high grade ore. Ore reclaimed from this stockpile goes directly to the heap leach pad stacking. This stockpile is sized for 8 hours supply to the heap leach as live capacity; total capacity is more than three times live capacity. The stockpile is on grade accessible to mobile equipment enabling dead capacity recoverable by a dozer or front end loader. The dimensions of this stockpile are 46 m diameter at the base and 15 m high at the peak.

Page 11-17

11.2.6              Low and High Grade Stockpiles Ore Reclaim, Secondary and Tertiary Crushing

11.2.6.1    Crushing of High Grade Ore

High grade ore will be two-stage crushed in two Telsmith cone crushers.  These units have already been purchased by Gammon Lake as part of a used crushing plant currently located in Nevada.

Ore in the high grade stockpile is reclaimed through a cut-and-cover tunnel located beneath the stockpile.  Reclaimed ore travels via conveyor and is discharged to the high grade secondary crusher.  A self cleaning magnet is in place on this conveyor to remove tramp metal that could damage the crusher. A metal detector is also installed on this conveyor downstream from the magnet, to alert the operator to the presence of metal that the magnet may have missed.

High grade ore is crushed in a 1.7m Telsmith standard cone with 447 kW installed power. The secondary crusher product is sized at eighty percent passing 18 mm. Crusher product discharges to a 1.5 x 6 m two-deck screen.  Screen undersize is final product and drops to the final product conveyor for transport to the mixed grade/heap leach pad feed stockpile.

Screen oversize is fed to the tertiary crusher, a 1.7 m Telsmith shorthead cone with 447 kW installed power. The tertiary crusher discharges to a second 1.5 x 6 m screen.  Oversize returns to the crusher.  Undersize is final product and drops to the final product conveyor for transport to the mixed grade/heap leach pad feed stockpile.  Screen aperture is 7mm, to produce a product with a P80 of 5mm.

Page 11-18

11.2.6.2                            Crushing of Low Grade Ore

Low grade will be single-stage crushed in a newly purchased crusher.

Ore in the low grade stockpile is reclaimed through a cut-and-cover tunnel located beneath the stockpile.  Reclaimed ore travels via conveyor and is discharged to the low grade secondary crusher.  A self cleaning magnet is in place on this conveyor to remove tramp metal that could damage the crusher.  A metal detector is also installed on this conveyor downstream from the magnet, to alert the operator to the presence of metal that the magnet may have missed.

Low grade ore is crushed in a single HP 700 standard cone with 450 kW installed power. The secondary crusher is set to produce a product sized at a P80 of 18 mm. Crusher discharge is final product and drops to the final product conveyor for transport to the mixed grade/heap leach pad feed stockpile. (An alternative flowsheet under consideration is to set the crusher to pass 25 mm material, and to add a screen for recycle of oversize.  This decision will be made during final design).

11.2.8                                      Transport to Stacker and Stacking

11.2.8.1         Overview

Ore is stacked on the Ocampo heap leach through a series of conveyors, at an average daily rate of 11,400 t/d.  A series of conveyors moves ore from the stockpile to the heap, and a radial stacking conveyor is used at the discharge end to construct the heap in a smooth manner.  The system is designed with about 20% excess capacity, to allow for downtime while the conveyors are being moved.

Page 11-19

The heap will be built in 10 meter lifts, with eight lifts built during the first two years to contain ten million tonnes.  Subsequent lifts will be built to contain the ultimate tonnage of 30 million tonnes, however the maximum number of lifts placed vertically above one another is six.

11.2.8.2                            Heap Leach Pad Feed Stockpile Reclaim Conveyor

Ore in the heap leach feed stockpile is reclaimed through a cut-and-cover tunnel located beneath the stockpile.  Reclaim from the stockpile is done continuously except when the stacking system is being reconfigured. Reclaimed ore from the stockpile travels up the fixed overland conveyor to the start of the train of grasshopper conveyors.

A weightometer is installed on the reclaim conveyor.  A lime silo is located above this conveyor, and lime is continuously added to the ore for pH control.

11.2.8.3    Stacking Method

The conveyor stacking system is a typical system of heap leach stacking conveyors, utilizing a swinging radial stacker to place ore onto the heap.  The entire system consists of a series of up to 30 moveable (“grasshopper”) conveyors, feeding to a cross conveyor, a stacker follower conveyor, and a radial stacker conveyor.  The radial stacker operates on top of the lift being placed, and dumps over the advancing edge, in a similar manner to the system employed at the Rawhide, Nevada, operation of Kennecott Minerals Corporation.

Page 11-20

The radial stacker is designed to be extremely flexible and mobile to assist in placing ore in any direction from the feed point at the end of the fixed conveyor.  The follower conveyor is reversible, so it can discharge to the stacker at either end, so that the system can place ore to the right or left of the feed point.

As the placing of each 10 meter lift of ore is completed, the stacking system builds a stockpile at the east end of the lift, and a bulldozer pushes this ore into a 120 meter long, 8% sloped ramp up to the next level.  Conveyors are then positioned on the ramp to discharge at the top of the ramp, where a 60 m x 100 m platform is built using the bulldozer.  The stacker conveyor and its follower conveyor are placed on the platform, and the lift is then advanced.  A ramp will be required approximately every 100 days.  Three days will be required to build the ramp, and seven days to build the platform.  Each ramp plus platform contains about 120,000 t of ore, so that approximately 10% of the total heap volume is stacked in this manner at an additional stacking cost of $0.20/t of material, or $0.02/t of total ore stacked.  Because of excess design capacity and normal scheduling flexibility, it should be possible to build the ramp and platform without a significant loss of production capacity.

As the lift advances beyond the initial platform, grasshopper conveyors are added into the conveyor string.  Conveyors are moved around on the heap by towing with a front end loader or bulldozer, and with the occasional use of the mill department mobile crane.  A bulldozer is continuously assigned to the heap to assist in moving equipment and in placing material near the edges of the heap.

Page 11-21

11.2.8.3                            Stacking Schedule

The stacking sequence begins across the south (lower) end of the pad.  Eight ten-meter lifts will be constructed on pad phases 1A and 1B.  Drawings Heap Leach/7299-412 through 7299-418 in Appendix VI illustrate the heap stacking sequence through the early phases of the project.

11.2.9                                      Leach Pads

During the life of the project there will be approximately 30 million t of ore placed on three equal-sized leach pads.  The first pad is built in 2 phases (1A & 1B) and the second and third pads are each built in a single phase. Phase 1A is constructed in the first three quarters of year zero (the construction year prior to startup), phase 1B is constructed in the last quarter of year 0.  Phase 2 starts construction at the beginning of the second quarter of year two and is complete at the end of the first quarter of year 3.  Phase 3 starts construction at the beginning of the second quarter of year 5 and is complete at the end of the first quarter of year 6.

Phase 1A of the pad has a lined surface of approximately 125,000 m2, and phase 1B incorporates another 80,000 m2 of lined area.  Phase 1 is constructed in two sub-phases to allow early completion of the lower heap, so that ore stacking can begin early in the project.

Page 11-22

The Mines Group, of Reno, Nevada was commissioned by KCA to evaluate the geotechnical aspects of the heap leach area, including assessing methods of liner placement and stability of the heap.  Their study also included details of excavation of the heap leach pad area and pregnant solution pond; plus solution management details that are used to determine the size of solution collection the ponds.  The Mines Group report is located in Appendix XIII of this study.

The design for the leach pad is presented in Mines Group Drawings 041302-L1 to L4.  The final design will require substantial earthworks and excavation to adapt the leach pad to the steep terrain at the leach pad site.

Major excavations in these areas are likely to require drill and blast techniques for some of the work.  For the purposes of this study it is assumed that 20% of all calculated excavation work will require drill and blast techniques.

At the start of construction, an area of approximately 125,000 m2 is cleared of vegetation and roots.  All available topsoil that can be used for fill is removed and transported to a topsoil stockpile area.

The foundation of the pad is prepared by clearing the surface, cutting rough protruding areas to a relatively smooth finish and filling in the steep drainage areas.  A flat surface is prepared at the toe of the heap, to stabilize the heap and prevent it from sliding downhill.  The cross section of the pad is on Mines Group Drawing 041302-L3.  For the Phase 1 leach pad the quantity of removed cut is estimated to be 156,000 m3 and it is expected that all of this material will be as fill for the pad and pregnant pond area.

Page 11-23

The leach pad utilizes a composite lining system consisting of a low permeability 300 mm thick soil liner or geofabric clay liner (GCL) (depending on terrain), overlain by a textured 2.0 mm linear low density polyethylene (LLDPE) geomembrane liner.  GCL will generally be used in area with slopes steeper than 3H:1V.  It is estimated that approximately 150,000 m2 of GCL are required for phase 1A & 1B under liner material.  The rest of the under liner material consists of the compacted soil liner of approximately 55,000 m2.  Cross sections of the proposed liner systems are shown on Mines Group Drawing 041302-L4.

11.2.10                               Solution Collection System

Perforated corrugated polyethylene pipes are placed on the geomembrane liner to collect and transport pregnant solution to the pad discharge point.  The pipes vary in size and placement, so that they will handle the design leach flow rate at half full with the entire cell under leach.  Mines Group Drawing 041302-L2 illustrates the leach pad solution collection layout.

A 600 mm thick free-draining gravel cover is placed over the geomembrane liner and perforated drain pipes.  The liner cover material consists of minus 19 mm crushed ore with less than 10 percent fines passing 200 mesh (.075mm).  The liner cover is placed using dump trucks and a bulldozer.

Page 11-24

11.2.11                               Process Ponds

Two ponds are in place to facilitate the handling and management of heap leach solutions.  One pond is a barren pond that is located near the Merrill Crowe plant at the ore milling facility.  The other pond is located at the south lower) end of the heap leach pad so that all solutions exiting the heap leach pad will flow by gravity into it.  It is designed to accommodate the pregnant solution from the pad, plus excess solution from major storm events.  This pond is called the pregnant solution pond.

The barren pond is designed to have approximately 1,000 m3 of usable volume, and will have a maximum fill level that is 500 mm below the rim.  This pond is used primarily for discharge of barren solution from the Merrill Crowe plant.  This pond is also used for mill make-up water supply, and as a location for adding cyanide and antiscalant to the solution before it is introduced to the heap leach solution application system.

The layout for the pregnant solution storage pond is presented on Mines Group Drawing 041302-P1.  The pregnant solution pond has a total depth of 10 m with the lower 5 m dedicated to pregnant solution and the upper 5 m to storm runoff containment.  This pond has been designed to contain the combination of a working volume of solution, the runoff from the 25-year 24-hour storm event, and the drain-down of leach solutions due to a 24-hour power outage.  A 0.5 m freeboard has been designed into this pond.

Page 11-25

The pregnant solution pond is located directly south of the heap leach pad in an area.  This pond will be constructed at the same time as the phase 1A pad.  It is expected that material excavated from the padsite will be used for fill at the pondsite, and that the cut/fill volumes will be nearly in balance.  Mines Group Drawing 041302-P1 illustrates the pregnant solution pond layout and grading plan.

The barren pond utilizes a composite lining system consisting of a low permeability 300 mm thick bedding fill, overlain by two 1.5 mm high density polyethylene (HDPE) geomembrane liners, with a layer of geonet separating the two membranes.

The lower tier of the pregnant solution pond utilizes a composite lining system that is the same as the barren pond.  However, the upper tier of the pregnant solution pond has a low permeability 300 mm thick bedding fill overlain by a single 1.5 mm HDPE geomembrane liner.

Both the barren and pregnant solution ponds have leak detection systems between the membrane liners.  In the event of a major leak of the primary liner, solution will be pumped from between the liners to maintain a low hydraulic head on the lower liner.

11.2.12                               Solution Application System

The barren solution exiting the Merrill Crowe plant discharges to the barren pond located adjacent to the mill.  From the barren pond the solution flows by gravity to main feed pipe on the heap.  The 190 m elevation difference from the barren pond to the toe of the heap leach pad provides operating pressure for the first three years of operation.  Booster pumps may be required after year three.

Page 11-26

Main heap distribution lines will be HDPE pipe.  Subheaders will distribute solution to HDPE drip tubes spaced approximately 1,170 mm apart with emitters located every 810 mm along the lines.  Each emitter delivers 9.61 L/h of solution.  The system is designed to apply a nominal 435 m3/h of solution at a rate of 10 L/h/m2 of heap surface.  The area under leach at the nominal flow rate will be 43,500 m2.  When the first lifts are built (in years zero and year 1), drip tube density may be doubled in order to speed up leach performance.  Drawing Heap Leach/7299-212 shows the leach solution and heap irrigation system details.

11.2.13                               Heap Leach System Solution Balance

Management of leach solutions is an important part of a heap leach operation both to maximize gold recovery and to prevent the loss of cyanide bearing solutions to the environment.  The solution management system designed for the Ocampo heap leach is a “zero discharge” system that will contain all the solutions associated with routine operations, heap draindown, sudden storm events, and the precipitation accumulated during an extreme wet year.  Drawing HEAP LEACH/7299-205, located in Appendix VI and also at the end of this section, shows the heap leach water balance.

The pregnant pond will be operated with a minimum solution level at all times, in order to maintain surge capacity for unusual events including storms and power failures.  For storm run-off volume calculations, the following assumptions were made:

•                  Phase 1A and 1B have lined areas of approximately 125,000 and 80,000 m2 respectively. Approximately 43,500 m2 of pad area will be under leach at any one time.  One hundred (100) percent of the precipitation falling on the leached area would drain to the pond.

Page 11-27

•                  The remainder of the Phase 1 area would contain no ore.  Ninety (90) percent of the precipitation falling on the remaining area would drain to the pond.

•                  All of the precipitation falling on the pond would be contained in the pond.

•                  The precipitation from the 25 year, 24 hour storm event was estimated from the Heuristica report to be 94 mm.

The total run-off to the pond resulting from the design storm is estimated to be about 11,140 m3.  For the power outage or pump failure draindown volume calculations, it was assumed that solutions from the pad would drain to the pond at the maximum rate of 160 L/s over a 24 hour period, resulting in a 13,900 m3 storage volume requirement.  The 13,900 m3 volume was also used for the 24 hour pond operating volume requirement. The combined volume for storm runoff, draindown and operating volume is 38,940 m3.  The event-storage capacity for the solution pond is approximately 37,000 m3 above the normal operating capacity, while still allowing for 0.5 meters of freeboard.

11.2.14                               Heap Chemistry

It is expected that cyanide strength will be maintained at 300 ppm in the barren solution going to the heap, although lab tests will be continued with the goal of determining if a higher cyanide strength will enhance silver recovery.  In addition to cyanide, lime is added to control pH.  Antiscalant is also added to the barren solution, providing protection against the formation of scale in the pipelines and emitters.

Laboratory tests indicate that the ore is chemically unreactive.  Consumption of all chemicals at the heap leach are expected to be within normal ranges for typical oxidized ore heap leaches.

Page 11-28

11.2.15                               Fresh Water Handling

Fresh water for the heap leach is sourced from the same reservoir that supplies the mill.  Makeup water to the pregnant solution pond is transferred by a submersible pump (one operating, one standby) lowered into the reservoir down a pump slide from the shoreline. The pump is sized for 140 m3/h which will accommodate a 280 % over nominal surge in demand.  Normally, all fresh water for both the mill and the heap leach will be added as filter wash water in the mill.  The heap leach is expected to consume 1,300 cu m of water per day for saturation of the ore, and another 500 cu m per day to make up for evaporation.

Page 11- 26

Table 11-2

Major Equipment List, Mill

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary Number	Equipment Description
100				Crushing Area

100	GRI	001		Grizzly Over Coarse Ore Bin	N/A	N/A
100	CRHRB	001		Rock Breaker	N/A	N/A
100	CRHRB	001	A001	Hydraulic Power Pack for Rock Breaker	30	No
100	BIN	001		Coarse Ore Bin, 20 m3	N/A	N/A
100	CHT	001		Apron Feeder Feed Chute	N/A	N/A
100	FDRAPR	001		Apron Feeder, 1 219 mm x 6.0 m	15	Yes
100	CHT	002		Jaw Crusher Feed Chute	N/A	N/A
100	CRJ	001		Jaw Crusher, 950 x 1 250 mm	150	No
100	CRJ	001	A001	Lube Unit for Jaw Crusher	1	No
100	CHT	003		Apron Feeder & Jaw Crusher Discharge Chute	N/A	N/A
100	COB	001		Number One Conveyor, 900 mm x 21.3 m	3.7	No
100	MAGSC	001		Self Cleaning Magnet on Number One Conveyor	2	No
100	MAGSC	001	A001	Power Supply & Rectifier for Self Cleaning Magnet	2	No
100	CHT	004		No 1 to No 2 Conveyor Transfer Chute	N/A	N/A
100	COB	002		Number Two Conveyor, 900 mm x 54.1 m	44.7	No
100	CHT	005		Screen Feed Chute	N/A	N/A
100	SCV	001		Vibrating Screen, 2.4 x 7.3 m	2 x 30	No
100	CHT	006		Screen Oversize Discharge Chute	N/A	N/A
100	BIN	002		Screen Oversize Surge Bin, 15 m3	N/A	N/A
100	CHT	007		Screen Oversize Surge Bin Discharge Chute	N/A	N/A
100	COB	003		Number Three Conveyor, 750 mm x 8.0 m	1.1	No
100	WTMTR	001		Number Three Conveyor Weightometer	<0.1	N/A
100	MTLD	001		Number Three Conveyor Metal Detector	<0.1	N/A
100	CHT	008		No 3 to No 4 Conveyor Transfer Chute	N/A	N/A
100	COB	004		Number Four Conveyor, 750 mm x 63.6 m	22.4	No
100	CHT	009		No 4 Conveyor Discharge Chute	N/A	N/A
100	CHT	010		Cone Crusher Feed Chute	N/A	N/A
100	CRC	001		Cone Crusher, HP 500 with Spare Mantle and Bowl	300	No
100	CRC	001	A001	Lube Unit for Cone Crusher	1	No
100	CRC	001	A002	Hydraulic Unit for Cone Crusher	5	No
100	CHT	011		Cone Crusher Discharge Chute	N/A	N/A
100	BIN	003		Screen Undersize Surge Bin, 10 m3	N/A	N/A
100	CHT	012		Screen Undersize Bin Discharge Chute	N/A	N/A
100	COB	005		Number Five Conveyor, 600 mm x 64.8 m	29.8	No
100	WTMTR	002		Number Five Conveyor Weightometer	<0.1	N/A
100	CHT	013		Number Five Conveyor Discharge Chute	N/A	N/A
100	DSTWT	001		Wet Scrubber Dust Collector	40	No
100	PMPBOX	001		Wet Scrubber Discharge Pump Box, CS/RL, 2 m3	N/A	N/A
100	PMPSLUHZ	001		Wet Scrubber Discharge Pump, 75 x 50 mm	7.5	No
100	PMPSLUVR	002		Crusher Building Sump Pump, 75 x 50 mm	11	No
100	BIN	005		Fine Ore Bin, 10.9 m Dia x 12.4 m High	N/A	N/A

Page 11- 27

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary Number	Equipment Description
200				Grinding and Thickening Area

200	FDRSLT	001		Fine Ore Slot Feeder No 1	N/A	N/A
200	FDRSLT	002		Fine Ore Slot Feeder No 2	N/A	N/A
200	FDRSLT	003		Fine Ore Slot Feeder No 3	N/A	N/A
200	BIN	001		Bulk Pebble Quicklime Bin, 50 t	N/A	N/A
200	FDRSCW	001		Bulk Pebble Quicklime Feeder	2	Yes
200	COB	001		Rod Mill Feed Conveyor, 450 mm x 50.2 mm	5.6	Yes
200	WTMTR	001		Rod Mill Feed Conveyor Weightometer	<0.1	N/A
200	CHT	007		Rod Mill Feed Chute	N/A	N/A
200	GMR	001		Rod Mill, 3.0 m Dia x 4.0 m Long F/F, Squirrel Cage Induction Motor with Gear Reduction Set and Clutch	410	No
200	GMR	001	A001	Lube Unit for Rod Mill	1	No
200	GMR	001	A002	Jacking Stands and Cradles for Rod Mill	N/A	N/A
200	GMR	001	A003	Rod Charger	1	No
200	GMR	001	A004	Rod Mill Trommel Screen	N/A	N/A
200	LAU	001		Rod Mill Discharge Launder	N/A	N/A
200	LAU	002		Cyclone Feed Pump Box Feed 2 Way Flowsplitter, CS/RL	N/A	N/A
200	PMPBOX	001		Cyclone Feed Pump Box No 1, CS/RL, 36 m3	N/A	N/A
200	PMPBOX	002		Cyclone Feed Pump Box No 2, CS/RL, 36 m3	N/A	N/A
200	PMPSLUHZ	001		Cyclone Feed Pump No 1, 250 x 200 mm	93	Yes
200	PMPSLUHZ	002		Cyclone Feed Pump No 2, 250 x 200 mm	93	Yes
200	PMPSLUVR	001		Rod Mill Area Sump Pump, 75 x 50 mm	11	No
200	PMPSLUVR	002		Ball Mill Area Sump Pump, 75 x 50 mm	11	No
200	CYCH	001		Hydrocyclones, 2 Krebs gMAX26. one operating, one standby	N/A	N/A
200	GMB	001		Ball Mill, 4.1 m Dia x 5.8 m Long F/F, Squirrel Cage Induction Motor with Gear Reduction Set and Clutch	1350	No
200	GMB	001	A001	Lube Unit for Ball Mill	1	No
200	GMB	001	A002	Jacking Stands and Cradles for Ball Mill	N/A	N/A
200	GMB	001	A003	Ball Mill Trommel Screen	N/A	N/A
200	CHT	008		Ball Mill Ball Charging & Feed Chute	N/A	N/A
200	BNKRCON	001		Ball Receiving and Outside Storage Bunker, 10 m3	N/A	N/A
200	BIN	002		Ball Day Bin with Chute for Charging Ball Bucket, 3 m3	N/A	N/A
200	BIN	003		Ball Charging Bucket	N/A	N/A
200	LAU	003		Ball Mill Discharge Launder	N/A	N/A
200	LAU	004		Trash Screen Feed 2 Way Flowsplitter Launder	N/A	N/A
200	SCSSB	001		Trash Screen No 1, Static Sieve Bend, 2.0 m W x 1.6 m H	N/A	N/A
200	SCSSB	002		Trash Screen No 2, Static Sieve Bend, 2.0 m W x 1.6 m H	N/A	N/A
200	SCSSB	003		Trash Screen No 3, Static Sieve Bend, 2.0 m W x 1.6 m H	N/A	N/A
200	SCSSB	004		Trash Screen No 4, Static Sieve Bend, 2.0 m W x 1.6 m H	N/A	N/A
200	LAU	005		No 1 Trash Screen Underflow Launder	N/A	N/A
200	LAU	006		No 2 Trash Screen Underflow Launder	N/A	N/A
200	LAU	007		No 3 Trash Screen Underflow Launder	N/A	N/A
200	LAU	008		No 4 Trash Screen Underflow Launder	N/A	N/A
200	LAU	009		No 1 Trash Screen Trash Launder	N/A	N/A
200	LAU	010		No 2 Trash Screen Trash Launder	N/A	N/A
200	LAU	011		No 3 Trash Screen Trash Launder	N/A	N/A
200	LAU	012		No 4 Trash Screen Trash Launder	N/A	N/A
200	BIN	004		Trash Dump Hopper	N/A	N/A
200	THI	001		Grinding Thickener, 16 m Dia, Consisting of:	N/A	N/A
200	THI	001	A001	Feed Mix Box, CS/RL, 22 m3	N/A	N/A
200	THI	001	A002	Rake Mechanism, Includes Bridge, Centerwell & Drive	2	No
200	THI	001	A003	Rake Lift	0.5	No
200	THI	001	A004	Thickener Tank, 16 m Dia x 3.0 m, CS	N/A	N/A
200	PMPSLUHZ	003		Grinding Thickener Underflow Pump No 1, 100 x 75 mm	11.2	Yes
200	PMPSLUHZ	004		Grinding Thickener Underflow Pump No 2, 100 x 75 mm	11.2	Yes
200	TNK	001		Grinding Thickener Overflow Tank, 4.3 m Dia x 2.7 m, CS	N/A	N/A
200		001		Grinding Thickener Overflow Pump No 1, 150 x 100 mm, 1150 rpm	11.2	No
200		002		Grinding Thickener Overflow Pump No 2, 150 x 100 mm, 1150 rpm	11.2	No
200	SMPLIQ	001		Grinding Thickener Overflow (Pregnant Solution) Sampler	<1	No
200	PMPSLUVR	003		Grinding Thickener Area Sump Pump, 75 x 50 mm	5	No
200	CRAOV	001		Grinding Bay Overhead Crane, 40/7.5 t	75	No

Page 11- 28

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary Number	Equipment Description
300				Leaching Area

300	TNK	001		Conditioner/Surge Tank, 9.5 m Dia x 10.3 m, CS	N/A	N/A
300	AGT	001		Conditioner/Surge Tank Agitator	45	No
300	TNK	002		No 1 Leach Tank, 10.9 m Dia x 11.7 m, CS	N/A	N/A
300	AGT	002		No 1 Leach Tank Agitator	45	No
300	TNK	003		No 2 Leach Tank, 10.9 m Dia x 11.7 m, CS	N/A	N/A
300	AGT	003		No 2 Leach Tank Agitator	45	No
300	TNK	004		No 3 Leach Tank, 10.9 m Dia x 11.7 m, CS	N/A	N/A
300	AGT	004		No 3 Leach Tank Agitator	45	No
300	TNK	005		No 4 Leach Tank, 10.9 m Dia x 11.7 m, CS	N/A	N/A
300	AGT	005		No 4 Leach Tank Agitator	45	No
300	TNK	006		No 5 Leach Tank, 10.9 m Dia x 11.7 m, CS	N/A	N/A
300	AGT	006		No 5 Leach Tank Agitator	45	No
300	TNK	007		No 6 Leach Tank, 10.9 m Dia x 11.7 m, CS	N/A	N/A
300	AGT	007		No 6 Leach Tank Agitator	45	No
300	PMPSLUVR	001		Leaching Area Sump Pump, 75 x 50 mm	11	No

Page 11- 29

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary Number	Equipment Description
400				CCD Washing Area

400	THI	001		First Stage CCD Washing Thickener, 16 m Dia, Consisting of:	N/A	N/A
400	THI	001	A001	Feed Mix Box, CS/RL, 24 m3	N/A	N/A
400	THI	001	A002	Rake Mechanism, Includes Bridge, Centerwell & Drive	2	No
400	THI	001	A003	Rake Lift	0.5	No
400	THI	001	A004	Thickener Tank, 16 m Dia x 3.0 m, CS	N/A	N/A
400	PMPSLUHZ	001		First Stage CCD Thickener Underflow Pump No 1, 100 x 75 mm	11.2	Yes
400	PMPSLUHZ	002		First Stage CCD Thickener Underflow Pump No 2, 100 x 75 mm	11.2	Yes
400	TNK	001		First Stage Thickener Overflow Tank, 4.5 m Dia x 2.7 m, CS	N/A	N/A
400	PMPSLUHZ	001		First Stage CCD Thickener Overflow Pump No 1, 150 x 100 mm, 1180 rpm	11.2	No
400	PMPSLUHZ	002		First Stage CCD Thickener Overflow Pump No 2, 150 x 100 mm, 1180 rpm	11.2	No
400	SMPLIQ	001		First Stage CCD Thickener Overflow (Pregnant Solution) Sampler	<1	No
400	THI	002		Second Stage CCD Washing Thickener, 16 m Dia, Consisting of:	N/A	N/A
400	THI	002	A001	Feed Mix Box, CS/RL, 24 m3	N/A	N/A
400	THI	002	A002	Rake Mechanism, Includes Bridge, Centerwell & Drive	2	No
400	THI	002	A003	Rake Lift	0.5	No
400	THI	002	A004	Thickener Tank, 16 m Dia x 3.0 m, CS	N/A	N/A
400	PMPSLUHZ	003		Second Stage CCD Thickener Underflow Pump No 1, 100 x 75	11.2	Yes
400	PMPSLUHZ	004		Second Stage CCD Thickener Underflow Pump No 2, 100 x 75	11.2	Yes
400	THI	003		Third Stage CCD Washing Thickener, 16 m Dia, Consisting of:	N/A	N/A
400	THI	003	A001	Feed Mix Box, CS/RL, 24 m3	N/A	N/A
400	THI	003	A002	Rake Mechanism, Includes Bridge, Centerwell & Drive	2	No
400	THI	003	A003	Rake Lift	0.5	No
400	THI	003	A004	Thickener Tank, 16 m Dia x 3.0 m, CS	N/A	N/A
400	PMPSLUVR	001		Wash Area Sump Pump, 75 x 50 mm	5	No
400	PMPSLUHZ	005		Third Stage CCD Thickener Underflow Pump No 1, 100 x 75	11.2	Yes
400	PMPSLUHZ	006		Third Stage CCD Thickener Underflow Pump No 2, 100 x 75	11.2	Yes
400	THI	004		Fourth Stage CCD Washing Thickener, 16 m Dia, Consisting of:
400	THI	004	A001	Feed Mix Box, CS/RL, 24 m3
400	THI	004	A002	Rake Mechanism, Includes Bridge, Centerwell & Drive
400	THI	004	A003	Rake Lift
400	THI	004	A004	Thickener Tank, 16 m Dia x 3.0 m, CS
400	PMPSLUHZ	007		Fourth Stage CCD Thickener Underflow Pump No 1, 100 x 75	11.2	Yes
400	PMPSLUHZ	008		Fourth Stage CCD Thickener Underflow Pump No 2, 100 x 75	11.2	Yes

Page 11- 30

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary Number	Equipment Description
500				Merrill Crowe Recovery

500	TNK	001		Dirty Pregnant Solution Storage Tank, 9.4 m Dia x 10.2 m, CS	N/A	N/A
500	PMPWSOH2	001		Dirty Pregnant Solution Pump (Clarification Filters Feed) No 1, 250 x 200 mm	149	Yes
500	PMPWSOH2	002		Dirty Pregnant Solution Pump (Clarification Filters Feed) No 2, 250 x 200 mm	149	Yes
500	TNK	002		Diatomaceous Earth (Precoat) Mix Tank, 1.7 m Dia x 1.9 m, CS	N/A	N/A
500	AGT	001		Diatomaceous Earth Mix/Storage Tank Agitator	0.5	No
500	PMPWSOH2	003		Precoat to Clarification Filters Pump No 1, 38 x 25 mm, 1750 rpm	2.2	No
500	PMPWSOH2	004		Precoat to Clarification Filters Pump No 2, 38 x 25 mm, 1750 rpm	2.2	No
500	FLTPRSLF	001		Clarification Filter No 1, 185 m2 Filtration Area	N/A	N/A
500	FLTPRSLF	002		Clarification Filter No 2, 185 m2 Filtration Area	N/A	N/A
500	FLTPRSLF	003		Clarification Filter No 3, 185 m2 Filtration Area	N/A	N/A
500	FLTPRSLF	004		Clarification Filter No 4, 185 m2 Filtration Area	N/A	N/A
500	FLTPRSLF	005		Clarification Filter No 5, 185 m2 Filtration Area	N/A	N/A
500	TNK	002		Clarified Pregnant Solution Storage Tank, 9.4 m Dia x 10.2 m, CS	N/A	N/A
500	PMPWSOH2	005		Clarified Pregnant Solution Pump (Deaeration Tower Feed) No 1, 250 x 200 mm, 1180 rpm	75	No
500	PMPWSOH2	006		Clarified Pregnant Solution Pump (Deaeration Tower Feed) No 2, 250 x 200 mm, 1180 rpm	75	No
500	SMPLIQ	001		Clarified Pregnant Solution Sampler	<1	No
500	VSLVAC	001		Deaeration Tower No 1, 3.5 m Dia x 8.0 m, Hemispherical Ends, CS	N/A	N/A
500	VSLVAC	002		Deaeration Tower No 2, 3.5 m Dia x 8.0 m, Hemispherical Ends, CS	N/A	N/A
500	VSLVAC	003		Deaeration Tower Vacuum System Air/Liquid Separator, 2.0 m Dia x 2.3 m, Hemispherical Ends, CS	N/A	N/A
500	TNK	003		Deaeration Tower Vacuum System Air/Liquid Separator Seal Water Tank, 1.0 m Dia x 1.0 m	N/A	N/A
500	PMPVACLQ	001		Deaeration System Vacuum Pump No 1,	37	No
500	PMPVACLQ	002		Deaeration System Vacuum Pump No 2,	37	No
500	FDRB	001		Zinc Dust Feeder	<1	No
500	CONE	001		Zinc Dust Addition System Seal Water Cone	N/A	N/A
500		001		Press Feed Pump No 1, 300 x 250 mm	149	Yes
500		002		Press Feed Pump No 2, 300 x 250 mm	149	Yes
500	PMPBOX	001		Press Feed Pump Box No 1. Pump is Submerged to Prevent Air Being Drawn in Through Seal. 1 m x 1 m x 1 m. CS	N/A	N/A
500	PMPBOX	002		Press Feed Pump Box No 1. Pump is Submerged to Prevent Air Being Drawn in Through Seal. 1 m x 1 m x 1 m, CS	N/A	N/A
500	FLTPRSPF	001		Precipitate Press No 1	N/A	N/A
500	FLTPRSPF	002		Precipitate Press No 2	N/A	N/A
500	FLTPRSPF	003		Precipitate Press No 3	N/A	N/A
500	FLTPRSPF	004		Precipitate Press No 4	N/A	N/A
500	TNK	005		Barren Solution Storage Tank, 9.4 m Dia x 10.2 m, CS	N/A	N/A
500	PMPWSOH2	007		Barren Solution Pump No 1, 250 x 200 mm, 1180 rpm	44.7	No
500	PMPWSOH2	008		Barren Solution Pump No 2, 250 x 200 mm, 1180 rpm	44.7	No
500	SMPLIQ	002		Barren Solution Sampler	<1	No
500	TNK	005		Barren Solution V Notch Weir Box	N/A	N/A
500	PMPSLUVR	001		Merrill Crowe Area Sump Pump, 75 x 50 mm	11	No

Page 11- 31

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary Number	Equipment Description
600				Refinery

600	DRY	001		Precipitate Dryer, All Fans Included	135	No
600	COSCW	001		Precipitate Transfer Conveyor No 1, 100 mm Dia Screw	2	No
600	COSCW	002		Precipitate Transfer Conveyor No 2, 100 mm Dia Screw	2	No
600	BIN	001		Six Compartment Flux Bin	N/A	N/A
600	HST	001		Hoist for Flux Bags	2	No
600	HST	002		Hoist for Slag Pots and Dore Bars in Molds	2	No
600	SCL	001		Platform Weigh Scale for Precip & Fluxes	N/A	N/A
600	MIX	001		Cement Mixer for Precip/Flux Blending	5	No
600	FDRSCW	001		100 mm Dia Screw Feeder Integral with 2 m3 Bin for Transporting Precipitate plus Flux to Furnace	2	No
600	FUR	001		Melting Furnace, Diesel Fired, 2,500 kg Brass Equivalent Capacity, 300 kJ/s Heat Capacity	N/A	N/A
600	TNK	001		Quench Tank, 1 m x 1 m x 250 mm Deep, 10 mm Thick CS	N/A	N/A
600	TLSSML	001		Bar Cleaning Table, 1/2” Steel Plate on Legs	N/A	N/A
600	TLSSML	002		Needle Gun for Bar Cleaning	N/A	N/A
600	TLSSML	003		Angle Grinder with Wire Brush for Bar Cleaning	<1	No
600	TLSSML	004		Drill Press for Bar Sampling	<1	No
600	TLSSML	005		Hammer for Stamping Bars	N/A	N/A
600	TLSSML	006		Full Set of Stamps, A to Z and 0 to 9	N/A	N/A
600	TLSSML	007		Bar Stamping and Weighing Table, 1/2” Steel Plate on Legs	N/A	N/A
600	TLSSML	008		Dore Bar Mold Cascade Stand, Holds up to Twenty Molds	N/A	N/A
600	TLSSML	009		Dore Bar Molds, 40 kg Each, 20 Molds	N/A	N/A
600	TLSSML	010		Slag Pots, 100 kg Each, 20 Pots	N/A	N/A
600	TLSSML	011		Scissor Lift Table on Wheels, No 1	N/A	N/A
600	TLSSML	012		Scissor Lift Table on Wheels, No 2	N/A	N/A
600	TLSSML	013		Portable Fume Exhauster for Bar Cleaning Table	<1	No
600	BIN	002		Slag Dump Hopper	N/A	N/A
600	VLT	001		Outer Main Vault Door	N/A	N/A
600	VLT	002		Inner Vault Door (Day Door)	N/A	N/A
600	VLT	003		Small Safe for Retaining Returned Dore Samples and Other Stuff	N/A	N/A
600	SCL	002		Weigh Scale for Bars, Digital Electronic	<1	No
600	DSTWT	001		Wet Scrubber Dust Collector, 17,000 Nm3/h	22	No
600	PMPBOX	001		Wet Scrubber Discharge Pump Box, CS/RL, 1 m3	N/A	N/A
600	PMPSLUHZ	001		Wet Scrubber Circulating Pump, 38 x 25 mm, 3,000 rpm	10	No
600	DSTDCT	001		Furnace Hood	N/A	N/A
600		001		Refinery Area Sump Pump, 25 mm	1	No

Page 11- 32

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary Number	Equipment Description
700				Tailings

700	LAU	001		Final Tailings Collection/Sampler Presentation Box, 4 m3, CS/RL	N/A	N/A
700	SMPLIL	001		Primary Tails Sampler, Intermittent Linear	0.25	No
700	SMPVZC	001		Secondary Tails Sampler, Continuous Vezin	0.25	No
700	LAU	001		Filter Feed 3 Way Flowsplitter, 2.0 m Dia x 3.0 m, CS/RL	N/A	N/A
700	PMPSLUVR	001		Tailings Area Sump Pump, 75 x 50 mm	11	No
700	FLTVACBLT	001		Final Tailings Filter No 1, Belt, 4.5 m W x 16.6 m Effective Vacuum Length	19	Yes
700	FLTVACBLT	002		Final Tailings Filter No 2, Belt, 4.5 m W x 16.6 m Effective Vacuum Length	19	Yes
700	FLTVACBLT	003		Final Tailings Filter No 3, Belt, 4.5 m W x 16.6 m Effective Vacuum Length	19	Yes
700	VSLVAC	001		No 1 Final Tailings Filtration Vacuum System Filtrate Receiver, 1.8 m Dia x 2.1 m, Hemispherical Ends, CS	N/A	N/A
700	VSLVAC	002		No 2 Final Tailings Filtration Vacuum System Filtrate Receiver, 1.8 m Dia x 2.1 m, Hemispherical Ends, CS	N/A	N/A
700	VSLVAC	003		No 3 Final Tailings Filtration Vacuum System Filtrate Receiver, 1.8 m Dia x 2.1 m, Hemispherical Ends, CS	N/A	N/A
700	PMPWSOH	001		Final Tailings Filtrate Pump No 1, 225 x 75 mm	15	No
700	PMPWSOH	002		Final Tailings Filtrate Pump No 2, 225 x 75 mm	15	No
700	PMPWSOH	003		Final Tailings Filtrate Pump No 3, 225 x 75 mm	15	No
700	VSLVAC	004		Final Tailings Filtration Vacuum System Air/Liquid Separator, 1.3 m Dia x 3.0 m, Hemispherical Ends, CS	N/A	N/A
700	TNK	001		Final Tailings Filtration Vacuum System Air/Liquid Separator Seal Water Tank, 1.0 m Dia x 1.0 m	N/A	N/A
700	PMPVACLQ	001		Final Tailings Filter Vacuum Pump No 1, Liquid Seal ring, 12,400 Nm3/h	300	No
700	PMPVACLQ	002		Final Tailings Filter Vacuum Pump No 2, Liquid Seal ring, 12,400 Nm3/h	300	No
700	PMPVACLQ	003		Final Tailings Filter Vacuum Pump No 3, Liquid Seal ring, 12,400 Nm3/h	300	No
700	COB	001		Number One Tailings Filter Cake Conveyor, 450 mm x 259.6 m, Generates 7 kW When in Operation	18.6	No
700	COB	002		Number Two Tailings Filter Cake Conveyor, 450 mm x 50.1 m	3.7	No
700	COB	003		Number Three Tailings Filter Cake Conveyor, 450 mm x 50.1 m	3.7	No

Page 11- 33

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary Number	Equipment Description
800				Reagents Handling

800	HST	001		Hoist for Cyanide Flow Bins and Caustic Bulk Bags	2	No
800	TNK	001		Cyanide Mix/Storage Tank, 2.1 m Dia x 6.5 m, Horizontal with Hemispherical Ends, CS	N/A	N/A
800	AGT	001		Cyanide Mix/Storage Tank Agitator	5	No
800	FANCNT	001		Cyanide Mix Tank Exhaust Fan	2	No
800	PMPWSOH	001		Cyanide Solution Circulating Pump No 1, 50 x 25 mm	3.7	No
800	PMPWSOH	002		Cyanide Solution Circulating Pump No 2, 50 x 25 mm	3.7	No
800	HST	002		Hoist for Flocculant Bulk Bags	2	No
800	VNDPKG	001		Flocculant Mix System	5	No
800	TNK	002		Floccluant Solution Aging Tank, 4.2 m Dia x 4.4 m, CS	N/A	N/A
800	AGT	002		Flocculant Solution Aging Tank Agitator	5	No
800	PMPPC	001		Flocculant Solution Transfer Pump, Progressing Cavity	2	No
800	TNK	003		Floccluant Solution Storage Tank, 4.2 m Dia x 4.4 m, CS	N/A	N/A
800	PMPPC	002		Flocculant Solution Circulating Pump No 1, Progressing Cavity	1	No
800	PMPPC	003		Flocculant Solution Circulating Pump No 2, Progressing Cavity	1	No
800	TNK	004		Caustic Soda Solution Mixing Tank, 2.5 m Dia x 2.7 m, CS	N/A	N/A
800	AGT	002		Caustic Mix Tank Agitator	5	No
800	PMPWSOH	003		Caustic Solution Transfer Pump, 38 x 25 mm	1.5	No
800	TNK	005		Caustic Soda Solution Receiving and Storage Tank, 3.4 m Dia x 3.6 m, CS	N/A	N/A
800	PMPWSOH	004		Caustic Solution Circulating Pump No 1, 38 x 25 mm	1.5	No
800	PMPWSOH	005		Caustic Solution Circulating Pump No 2, 38 x 25 mm	1.5	No
800	PMPSLUVR	001		Cyanide/Caustic Area Sump Pump, 75 x 50 mm	11	No
800	PMPSLUVR	002		Flocculant Area Sump Pump, 75 x 50 mm	11	No
800	VNDPKG	002		Antiscalant Storage and Metering to Process System	<1	No

Page 11- 34

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary Number	Equipment Description
1200				Fresh Water Collection, Storage and Distribution

1200	PMPWSOS	001		Fresh Water Storage Reservoir to Storage Tank Pump No 1, Submersible, 100 mm	3.7	No
1200	PMPWSOS	002		Fresh Water Storage Reservoir to Storage Tank Pump No 2, Submersible, 100 mm	3.7	No
1200	PMPWSOV	001		Fresh Water Transfer to Mill Pump No 1, 150 mm, 15 Stage Vertical Turbine, 3550 rpm	37.3	No
1200	PMPWSOV	002		Fresh Water Transfer to Mill Pump No 2, 150 mm, 15 Stage Vertical Turbine, 3550 rpm	37.3	No
1200	TNK	002		Raw/Fire Water Storage Tank, 9.4 m Dia x 12.2 m, CS, Top 2.0 m for Raw Water, Standpipe to 10.2 m Level for Fire Water	N/A	N/A
1200	PMPWSOH	001		Raw Water Pump No 1, 38 x 25 mm, 1750 rpm	7.5	No
1200	PMPWSOH	002		Raw Water Pump No 2, 38 x 25 mm, 1750 rpm	7.5	No
1200	PMPWSOH	003		Fire Water Pump No 1, Electric, 150 x 125 mm, 1750 rpm	45	No
1200	PMPWSOH	004		Fire Water Pump No 2, Diesel, 150 x 125 mm, 1750 rpm	45	No
1200	PMPWSOH	005		Fire Water Pump No 3, Jockey, 38 x 25 mm, 1750 rpm	0.75	No
1200	TNK	003		Potable Water Treatment Plant Feed Storage Tank, 2.5 m Dia x 2.5 m, LDPE	N/A	N/A
1200	PMPWSOH	006		Potable Water Treatment Plant Feed Pump No 1, 75 x 38 mm, 3500 rpm	5.6	No
1200	PMPWSOH	007		Potable Water Treatment Plant Feed Pump No 2, 75 x 38 mm, 3500 rpm	5.6	No
1200	VNDPKG	001		Water Treatment System - Reverse Osmosis, Chlorination, 10 L/min	N/A	No
1200	TNK	004		Potable Water Storage Tank, 2.5 m Dia x 2.5 m, LDPE	N/A	N/A
1200	PMPWSOH	008		Potable Water Distribution Pump No 1, 38 x 25 mm, 3500 rpm	1.5	No
1200	PMPWSOH	009		Potable Water Distribution Pump No 2, 38 x 25 mm, 3500 rpm	1.5	No
1200	TNK	005		Gland Water Storage Tank, 2.5 m Dia x 2.5 m, CS	N/A	N/A
1200	PMPWSOH	010		Gland Water Distribution Pump No 1, 38 x 25 mm, 3500 rpm	11.2	No
1200	PMPWSOH	011		Gland Water Distribution Pump No 2, 38 x 25 mm, 3500 rpm	11.2	No

1300				Process Water Collection, Storage and Distribution

1300	TNK	001		Process Solution Storage Tank, 9.4 m Dia x 10.2 m, CS	N/A	N/A
1300	PMPWSOH	001		Process Solution Distribution Pump No 1, 250 x 150 mm, 1180 rpm	75	No
1300	PMPWSOH	002		Process Solution Distribution Pump No 2, 250 x 150 mm, 1180 rpm	75	No

1700				Utilities and Services

1700	BLWRTS	001		Process Air Blower No 1, 1000 Nm3/h @ 200 kPa	75	No
1700	BLWRTS	002		Process Air Blower No 2, 1000 Nm3/h @ 200 kPa	75	No
1700	CMPSCW	001		Plant Air Compressor No 1, 170 Nm3/h @ 1200 kPa	22	No
1700	CMPSCW	002		Plant Air Compressor No 2, 170 Nm3/h @ 1200 kPa	22	No
1700	CMPSCW	003		Instrument Air Compressor, 20 Nm3/h @ 700 kPa	5	No

Page 11- 35

Table 11-3

Major Equipment List, Heap Leaching

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary	Equipment Description
100				Primary Crushing Area

100	GRI	001		Grizzly Over Coarse Ore Bin, Used	N/A	N/A
100	CRHRB	001		Rock Breaker	N/A	N/A
100	CRHRB	001	A001	Hydraulic Power Pack for Rock Breaker	50	No
100	BIN	001		Coarse Ore Bin, Used	N/A	N/A
100	CHT	001		Apron Feeder Feed Chute, Used	N/A	N/A
100	FDRAPR	001		Apron Feeder, Used	75	Yes
100	COB	001		Apron Feeder Dribble Conveyor, Used	2	No
100	GRI	002		Grizzly Ahead of Jaw Crusher	N/A	N/A
100	CHT	002		Jaw Crusher Feed Chute, used	N/A	N/A
100	CRJ	001		Jaw Crusher, 50” x 60” Used Telsmith	300	No
100	CRJ	001	A001	Lube Unit for Jaw Crusher	1	No
100	CHT	003		Apron Feeder & Jaw Crusher Discharge Chute, Used	N/A	N/A
100	COB	002		Jaw Crusher Discharge Conveyor, 1 200 mm x 13.4 m Long, Used	11.2	No
100	CHT	004		Jaw Crusher Discharge Conveyor to Overland Conveyor Transfer Chute	N/A	N/A

200				Overland Conveyor

200	COB	001		Conveyor, 900 mm x 1324.6 m Long	298	No
200	CHT	001		Overland to Stockpile Conveyor Transfer Chute	N/A	N/A
200	COB	002		Conveyor, 900 mm x 162 m Long with Plow and Chute for the Two Stockpiles	111.8	No
200	PLWCOB	001		Mid Point Plow for Discharging into Low Grade Stockpile	N/A	N/A
200	CHT	002		Chute from Plow Station to High Grade Stockpile	N/A	N/A
200	CHT	003		Chute at End of Conveyor to High Grade Stockpile	N/A	N/A

Page 11- 36

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary	Equipment Description
300				Secondary & Tertiary Crushing

300	CHT	001		Low Grade Stockpile Reclaim Feeder No 1 Feed Chute	N/A	N/A
300	CHT	002		Low Grade Stockpile Reclaim Feeder No 2 Feed Chute	N/A	N/A
300	CHT	003		Low Grade Stockpile Reclaim Feeder No 3 Feed Chute	N/A	N/A
300	FDRB	001		Low Grade Stockpile Reclaim Feeder No 1, 1 500 mm x 10 m	15	Yes
300	FDRB	002		Low Grade Stockpile Reclaim Feeder No 2, 1 500 mm x 10 m	15	Yes
300	FDRB	003		Low Grade Stockpile Reclaim Feeder No 3, 1 500 mm x 10 m	15	Yes
300	CHT	004		Low Grade Stockpile Reclaim Feeder No 1 Discharge Chute	N/A	N/A
300	CHT	005		Low Grade Stockpile Reclaim Feeder No 2 Discharge Chute	N/A	N/A
300	CHT	006		Low Grade Stockpile Reclaim Feeder No 3 Discharge Chute	N/A	N/A
300	COB	001		Low Grade Secondary Crusher Feed Conveyor, 750 mm x 276 m Long	112	No
300	MAGSC	001		Self Cleaning Magnet on Low Grade Secondary Crusher Feed Conveyor	2	No
300	MAGSC	001	A001	Power Supply & Rectifier for Self Cleaning Magnet	2	No
300	MTLD	001		Low Grade Secondary Crusher Feed Conveyor Metal Detector	<0.1	N/A
300	CHT	007		Low Grade Secondary Crusher Feed Chute	N/A	N/A
300	CRC	001		Low Grade Secondary Cone Crusher, HP 700 with Spare Mantle and Bowl	450	No
300	CRC	001	A001	Lube Unit for Cone Crusher	1	No
300	CRC	001	A002	Hydraulic Unit for Cone Crusher	5	No
300	CHT	008		Low Grade Secondary Crusher Discharge Chute	N/A	N/A
300	COB	002		Low Grade Secondary Crusher Discharge Conveyor, 750 mm x 36 m Long	7.5	No
300	CHT	009		High Grade Stockpile Reclaim Feeder No 1 Feed Chute	N/A	N/A
300	CHT	010		High Grade Stockpile Reclaim Feeder No 2 Feed Chute	N/A	N/A
300	CHT	011		High Grade Stockpile Reclaim Feeder No 3 Feed Chute	N/A	N/A
300	FDRB	004		High Grade Stockpile Reclaim Feeder No 1, 1 500 mm x 10 m	15	Yes
300	FDRB	005		High Grade Stockpile Reclaim Feeder No 2, 1 500 mm x 10 m	15	Yes
300	FDRB	006		High Grade Stockpile Reclaim Feeder No 3, 1 500 mm x 10 m	15	Yes
300	CHT	012		High Grade Stockpile Reclaim Feeder No 1 Discharge Chute	N/A	N/A
300	CHT	013		High Grade Stockpile Reclaim Feeder No 2 Discharge Chute	N/A	N/A
300	CHT	014		High Grade Stockpile Reclaim Feeder No 3 Discharge Chute	N/A	N/A
300	COB	003		High Grade Secondary Crusher Feed Conveyor, 750 mm x 182 m Long	75	Yes
300	MAGSC	002		Self Cleaning Magnet on High Grade Secondary Crusher Feed Conveyor	2	No
300	MAGSC	002	A001	Power Supply & Rectifier for Self Cleaning Magnet	2	No
300	MTLD	002		High Grade Secondary Crusher Feed Conveyor Metal Detector	<0.1	N/A
300	BIN	001		High Grade Secondary Crusher Feed Surge Bin, 20 m3	N/A	N/A
300	CHT	015		High Grade Secondary Crusher Feeder Feed Chute	N/A	N/A
300	FDRB	007		High Grade Secondary Crusher Feeder 1 500 mm x 2 m	20	Yes
300	CHT	016		High Grade Secondary Crusher Feeder Discharge Chute/Secondary Crusher Feed Chute	N/A	N/A
300	CRC	002		High Grade Secondary Cone Crusher, Used 68” Telsmith Standard	447	No
300	CRC	002	A001	Lube Unit for Cone Crusher	1	No
300	CRC	002	A002	Hydraulic Unit for Cone Crusher	5	No
300	CHT	017		High Grade Secondary Crusher Discharge Chute	N/A	N/A
300	COB	004		Screen Feed Conveyor, 1 200 mm x 49.8 m Long	37.3	No
300	CHT	018		Screen Feed Chute, Two Way Splitter	N/A	N/A
300	SCV	001		No 1 Vibrating Screen, 1.5 x 6.1 m	2 x 30	No
300	SCV	002		No 2 Vibrating Screen, 1.5 x 6.1 m	2 x 30	No
300	CHT	019		No 1 Screen Oversize Chute	N/A	N/A
300	CHT	020		No 2 Screen Oversize Chute	N/A	N/A
300	COB	005		First Screen Oversize Conveyor, 900 mm x 13.0 m Long	11.2	No
300	MTLD	003		First Screen Oversize Conveyor Metal Detector	<0.1	N/A
300	WTMTR	001		First Screen Oversize Conveyor Weightometer	<0.1	N/A
300	CHT	021		First to Second Screen Oversize Transfer Chute	N/A	N/A
300	COB	006		Second Screen Oversize Conveyor, 900 mm x 44.2 m Long	37.3	No
300	BIN	002		Tertiary Crusher Feed Surge Bin, 20 m3	N/A	N/A
300	CHT	022		Tertiary Crusher Feeder Feed Chute	N/A	N/A
300	FDRB	008		Tertiary Crusher Feeder 1 500 mm x 2 m	20	Yes
300	CHT	023		Tertiary Crusher Feeder Discharge Chute/Tertiary Crusher Feed Chute	N/A	N/A
300	CRC	003		Tertiary Cone Crusher, Used 68” Telsmith Shorthead	447	No
300	CRC	003	A001	Lube Unit for Tertiary Cone Crusher	1	No
300	CRC	003	A002	Hydraulic Unit for Tertiary Cone Crusher	5	No
300	CHT	024		Tertiary Crusher Discharge Chute	N/A	N/A
300	COB	007		Combined Crushers Discharge Conveyor, 1 200 mm x 15.5 m Long	12	No
300	CHT	025		Combined Crushers Discharge Conveyor to Screen Feed Conveyor Transfer Chute	N/A	N/A
300	BIN	003		No 1 Screen Undersize Surge Bin, 10 m3	N/A	N/A
300	BIN	004		No 2 Screen Undersize Surge Bin, 10 m3	N/A	N/A
300	CHT	026		No 1 Screen Undersize Bin Discharge Chute	N/A	N/A
300	CHT	027		N0 2 Screen Undersize Bin Discharge Chute	N/A	N/A
300	COB	008		First Transfer Conveyor to Heap Leach Pad Feed Stockpile, 900 mm x 336 m Long	93.1	No
300	CHT	028		First to Second Transfer Conveyor Transfer Chute	N/A	N/A
300	COB	009		Second Transfer Conveyor to Heap Leach Pad Feed Stockpile, 900 mm x 86.7 m Long	37.3	No
300	DSTDBH	001		Baghouse Dust Collector	40	No

Page 11- 37

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary	Equipment Description
400				Stacking

400	CHT	001		Heap Leach Feed Stockpile Reclaim Feeder No 1 Feed Chute	N/A	N/A
400	CHT	002		Heap Leach Feed Stockpile Reclaim Feeder No 2 Feed Chute	N/A	N/A
400	CHT	003		Heap Leach Feed Stockpile Reclaim Feeder No 3 Feed Chute	N/A	N/A
400	FDRB	001		Heap Pad Feed Stockpile Reclaim Feeder No 1, 1 500 mm x 10 m	40	Yes
400	FDRB	002		Heap Pad Feed Stockpile Reclaim Feeder No 2, 1 500 mm x 10 m	40	Yes
400	FDRB	003		Heap Pad Feed Stockpile Reclaim Feeder No 3, 1 500 mm x 10 m	40	Yes
400	CHT	004		Heap Leach Feed Stockpile Reclaim Feeder No 1 Discharge Chute	N/A	N/A
400	CHT	005		Heap Leach Feed Stockpile Reclaim Feeder No 2 Discharge Chute	N/A	N/A
400	CHT	006		Heap Leach Feed Stockpile Reclaim Feeder No 3 Discharge Chute	N/A	N/A
400	BIN	001		Hydrated Lime Bin, 50 t	N/A	N/A
400	FDRSCW	001		Hydrated Lime Feeder	2	Yes
400	BIN	002		Hydrated Lime Weigh Hopper	N/A	N/A
400	COB	001		Fixed Overland Conveyor to Start of Grasshopper Conveyors on to Stackers, 900 mm x 195.5 m Long	111.8	No
400	WTMTR	001		Overland Conveyor Weightometer	<0.1	N/A
400	COB	002		Portable Conveyor, No 1, 900 mm x 35 m Long	22.4	No
400	COB	003		Portable Conveyor, No 2, 900 mm x 35 m Long	22.4	No
400	COB	004		Portable Conveyor, No 3, 900 mm x 35 m Long	22.4	No
400	COB	005		Portable Conveyor, No 4, 900 mm x 35 m Long	22.4	No
400	COB	006		Portable Conveyor, No 5, 900 mm x 35 m Long	22.4	No
400	COB	007		Portable Conveyor, No 6, 900 mm x 35 m Long	22.4	No
400	COB	008		Portable Conveyor, No 7, 900 mm x 35 m Long	22.4	No
400	COB	009		Portable Conveyor, No 8, 900 mm x 35 m Long	22.4	No
400	COB	010		Portable Conveyor, No 9, 900 mm x 35 m Long	22.4	No
400	COB	011		Portable Conveyor, No 10, 900 mm x 35 m Long	22.4	No
400	COB	012		Portable Conveyor, No 11, 900 mm x 35 m Long	22.4	No
400	COB	013		Portable Conveyor, No 12, 900 mm x 35 m Long	22.4	No
400	COB	014		Portable Conveyor, No 13, 900 mm x 35 m Long	22.4	No
400	COB	015		Portable Conveyor, No 14, 900 mm x 35 m Long	22.4	No
400	COB	016		Portable Conveyor, No 15, 900 mm x 35 m Long	22.4	No
400	COB	017		Portable Conveyor, No 16, 900 mm x 35 m Long	22.4	No
400	COB	018		Portable Conveyor, No 17, 900 mm x 35 m Long	22.4	No
400	COB	019		Portable Conveyor, No 18, 900 mm x 35 m Long	22.4	No
400	COB	020		Portable Conveyor, No 19, 900 mm x 35 m Long, Transverse	22.4	No
400	COB	021		Portable Conveyor, No 20, 900 mm x 35 m Long, Transverse	22.4	No
400	COBSTKR	001		Radial Stacker, 900 mm x 28 m Long	30	No

Page 11- 38

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary	Equipment Description
500				Process Solutions Handling

500	PMPWSOS	001		Pregnant Solution Pond to Storage Tank Pump No 1, Submersible	44.7	No
500	PMPWSOS	002		Pregnant Solution Pond to Storage Tank Pump No 2, Submersible	44.7	No
500	TNK	001		Pregnant Solution Storage Tank 7.6 m Dia x 8.4 m H.	N/A	N/A
500	PMPWSOV	001		Pregnant Solution Pump No 1, 450 mm Vertical Turbine, 8 Stages, 1180 rpm	521.6	No
500	PMPWSOV	002		Pregnant Solution Pump No 2, 450 mm Vertical Turbine, 8 Stages, 1180 rpm	521.6	No
500	TNK	002		Barren Solution Storage Tank 7.6 m Dia x 8.4 m H.	N/A	N/A

600				Fresh Water Handling

600	PMPWSOV	001		Fresh Water Reservoir Pump No 1, Submersible	44.7	No
600	PMPWSOV	002		Fresh Water Reservoir Pump No 2, Submersible	44.7	No

700				Reagents Handling
				N/A, Provided from Mill Systems via Barren Pond

Page 11- 39

Table 11-4

Major Equipment List, Mobile Equipment

Equipment Number					Installed Motor Power kW	Variable Speed Drive Yes/No
	Type
Area Code	Designation Code	Unit Number	Auxiliary Number	Equipment Description
				Mill
600				Refinery

600	FRKLFT	001		Forklift, Smooth Terrain, 7 Ton
1000				General

1000	UTE	001		Utility Vehicle No 1, 1/2 t Pickup Truck, Regular Cab, 4 Wheel Drive
1000	UTE	002		Utility Vehicle No 2, 1/2 t Pickup Truck, Regular Cab, 4 Wheel Drive
				Heap Leach Crushing, Stockpiles and Stacking
1000				General

1000	UTE	001		Utility Vehicle No 1, 3/4 t Pickup Truck, Crew Cab, 4 Wheel Drive
1000	UTE	002		Utility Vehicle No 2, 3/4 t Pickup Truck, Crew Cab, 4 Wheel Drive
1000	UTE	003		Utility Vehicle No 3, 3/4 t Pickup Truck, Crew Cab, 4 Wheel Drive
1000	UTE	004		Utility Vehicle No 4, 3/4 t Pickup Truck, Crew Cab, 4 Wheel Drive
				Overall, Both Mill and Heap Leach
900				Maintenance Shops

900	CRAMO	001		75 Ton Mobile Crane
900	TRKBM	001		Flatbed 5 t Truck with 3 t Hydraulic Boom Crane and Outriggers
900	TRKFLT	001		Flatbed 5 t Truck with ArcWeld Outfit and Gas Welding/Cutting Set
900	UTE	001		Utility Vehicle No 1, 3/4 t Pickup Truck, Crew Cab, 4 Wheel Drive
900	UTE	002		Utility Vehicle No 2, 3/4 t Pickup Truck, Crew Cab, 4 Wheel Drive
1000				General

1000	FEL	001		Small Front End Loader (Bobcat)
1000	FEL	001		Mid Sized Front End Loader with Bucket, Forks and Bullprick (Cat 966)
1000	FRKLFT	001		Forklift, Rough Terrain, 7 Ton
				General & Administrative

1000	AMB	001		Ambulance
1000	BUS	001		Bus, School Type
1000	BUS	002		Bus, School Type
1000	UTE	001		Utility Vehicle No 1, 1/2 t Pickup Truck, Regular Cab, 4 Wheel Drive
1000	UTE	002		Utility Vehicle No 2, 1/2 t Pickup Truck, Regular Cab, 4 Wheel Drive
1000	UTE	003		Utility Vehicle No 3, 3/4 t Pickup Truck, Crew Cab, 4 Wheel Drive
1000	UTE	004		Utility Vehicle No 4, 3/4 t Pickup Truck, Crew Cab, 4 Wheel Drive
1000	UTE	005		Utility Vehicle No 5, General Managers Vehicle, Large SUV, 4 Wheel Drive
1000	VEHFF	001		Vehicle, Fire Fighting, Pumper/Tanker Truck

Page 11- 40

Page 11- 41

Page 11- 42

Page 12-1

12.0                MILL, HEAP LEACH AND GENERAL CAPITAL COSTS

12.1                General Descriptions

12.1.1             Summary

The capital expenditures required for the project are summarized in Table 12-1.  The costs are considered to have an accuracy of +/-15%.

Gammon Lake has acquired a used crushing plant out of Battle Mountain, Nevada.  The plant consists an apron feeder, 50” x 60” Telsmith jaw, two screens, a 68” Telsmith standard cone, a 68” Telsmith shorthead cone, lime silo, baghouse dust collector and conveyors.  The heap leach capital cost has been adjusted to reflect this.  For all else, capital cost estimates are based on the purchase of new equipment throughout.  Once the project is underway, used equipment could then be sourced and acquired.

KCA estimated the costs presented in this section.  Equipment and material requirements are based on the design information described in previous sections.  Pricing for major equipment is from vendor budgetary quotes, however, single source supply has been used as time constraints did not permit multiple bids.  Earthworks costs are estimated from volumes excavated and backfilled with unit costs provided by a Hermosillo based contractor varying with the type of excavation required (machine diggable vs drill and blast) and degree of compaction for backfill.  Concrete costs are estimated using a unit cost per cubic meter in place provided by Hermosillo based constructors along with volumes estimated from layout drawings.  Structural steel is also estimated using unit costs per ton in place provided by Hermosillo based constructors and estimated weight in place from layout drawings.  Estimates for items such as piping and instrumentation are based on percentages of mechanical equipment costs.  Electrical items are estimated based on a percentage of equipment and civils costs, or on a price per unit area for buildings.

Kappes, Cassiday and Associates	Sec 12.0 Mill, Heap Leach & General Capital Costs
November 2004

Page 12-2

TABLE 12-1

Capital Costs Summary

Facility Description	Production Capital Cost, USD $ 000’s
Underground Mine	4,808
Merrill Crowe Mill	27,562
Open Pit Mine	24,044
Crushing and Heap Leach	20,043
Administration Building (includes equipment)	332
Camp and Mess Hall	1,250
Laboratory (includes equipment)	128
Mill Maintenance Shop	121
Mine Maintenance Shop	707
Warehouse	273
Mobile Equipment	1,224
Overall (fencing, potable water and sewage)	656
Power Supply and Distribution (diesel powered gensets)	2,897
Site Preparation (remove two knobs and fill valley)	3,712
Water Supply (dam and reservoir for water capture and storage)	660
Direct Capital Costs	88,417
EPCM	4,937
Owners Costs	719
Tax	0
Total Capital Cost	94,073
Pre Production Operating Costs	5,851
Total Project Development	99,924
First Fills	215
Working Capital	4,083
TOTAL CAPITAL COST, US$	104,222

Page 12-3

12.1.2                     Cost Basis

Capital cost details are shown in Sections 12-2 through 12-17.  All costs are in US dollars.

Costs of each facility, such as crushing, grinding, etc. in the capital cost summary table have been developed by evaluating costs in the following categories where applicable:  earthworks, civils, structural steel, platework, mechanical equipment, piping, electrical, instrumentation, spare parts and contingency.  The infrastructure section is separated into earthworks, civils, buildings, equipment, electrical and contingency.

Engineering, procurement and construction management (EPCM), contractor indirect costs, initial inventory and working capital are also included.

12.1.2.1                 Installation

Each category includes costs for installation.  Installation estimates are based on a ratio of labor hours per dollar of mechanical equipment cost.  This ratio varies depending on the specific task.  The cost of other materials and supplies for installation are estimated based on a percentage of mechanical equipment.

12.1.3                     Earthworks

This category only includes the major earthworks for providing level areas for the various facilities and interconnecting roads.  Unit costs for various categories of cut and fill have been provided by a Hermosillo based contractor.

Page 12-4

12.1.4                     Concrete

Concrete volumes are estimated from layout drawings.  A unit cost per cubic meter in place has been provided by a Hermosillo based constructor.  The unit cost is applied against the estimated volume to arrive at a total concrete cost.

12.1.5                     Structural Steel

Weights of structural steel required for each area are estimated from layout drawings.  A unit cost per ton of structural steel in place has been provided by a Hermosillo based constructor.  The unit cost is applied against the estimated weight to arrive at a total structural steel cost.

12.1.6                     Platework

Platework includes the costs for tankage, bins, chutes, and sumps.  Larger items, such as leach and thickener tanks, were priced by a Hermosillo based constructor as complete units.  For the smaller items, the weight of platework was calculated based on appropriate plate thicknesses and sizes of each individual item.  A unit cost per weight unit is then applied to the total weight to estimate cost.

12.1.7                     Mechanical Equipment and Conveyors

Pricing for large pieces of mechanical equipment were obtained from vendors as budget grade quotes.  Conveyor costs are costed by a cost per meter in place with the total length applied to the unit cost to arrive at an estimated total cost.

12.1.8                     Piping

Piping, fittings, and valve costs are estimated based on a percentage of the mechanical equipment costs.  The percentage varies with the anticipated piping requirements of each area.  Installation labor is a ratio of hours per dollar of piping hardware cost.

Page 12-5

12.1.9                     Electrical and Instrumentation

Electrical costs are estimated based on a percentage of the mechanical equipment costs.  The percentage varies with the anticipated electrical requirements of each area.  Installation labor is a ratio of hours per dollar of electrical materials cost.

Instrumentation costs are estimated based on a percentage of the mechanical equipment costs.  The percentage varies with the anticipated process control requirements of each area.  Installation labor is a ratio of hours per dollar of process control materials cost.

12.1.10                  Buildings

Estimates were provided by a Hermosillo based constructor for the administration building, laboratory (lab equipment cost based on a recent KCA project), mine and mill shops.  A budget grade estimate of the cost of a 200 person camp with dining and recreational facilities was provided by Gammon Lake based on their actual experience constructing camp and kitchen facilities to date.

12.1.11                  Equipment and Miscellaneous

Costs of items such as is required to equip the administration building (furniture, computers, copiers, printers) is included in the cost of the building.  The same for laboratory equipment.

A potable water treatment system has been included in the mill cost.

Potable water distribution, sewage treatment and disposal and fencing are covered in Section 12.8, Overall.

Page 12-6

12.1.12                  Mine Equipment

Mine equipment costs are provided by AST for underground and Mintec for the open pit.  These costs are included in section 10.

12.1.13                  Spare Parts

Estimates for spare parts is included in each facility and are assumed to be 5% of the mechanical equipment, piping, conveyors, electrical and instrumentation materials and equipment costs.  No spare parts allowance is made for the ancillary facilities such as the administration building, laboratory, shops or camp.

12.1.14                  Contingency

An allowance for contingency and indirects has been applied to earthworks, concrete, structural steel, architectural and construction labor in the mill and heap leach capital cost estimates.  The allowance in those items is 25%.

Contingencies have also been applied to the other individual sections.  The allowance varies with the degree of uncertainty of the estimate.

12.1.15                  Contractors Preliminary and General (Indirects)

Contractor’s preliminary and general include costs for items such as mobilization/demobilization, temporary construction facilities, construction services and supplies, small tools and consumables, safety and housekeeping, etc.  These costs are combined with contingencies described above.

Page 12-7

12.1.16                  Engineering, Procurement and Construction Management

The estimated cost for engineering, procurement and construction management (EPCM) for the development, construction, and commissioning of the Ocampo project was calculated based on a percentage of installed costs without contingency.  A rate of 8% was used.

The EPCM cost covers services and expenses for the following areas:

•                  Project Management

•                  Detailed Engineering

•                  Engineering Support

•                  Procurement

•                  Construction Management

•                  Commissioning

12.1.17            IVA

IVA will be applied against all goods and services used for the project.  Imported equipment, construction supplies, construction labor, etc. will be subject to the IVA, including freight.  The IVA will eventually be refunded; therefore, IVA is not included in the capital costs.

12.1.18            Initial Supply (First Fills) Inventory and Working Capital

The operating and maintenance supply inventory consists of consumable items stored on site at the outset of operations.  The initial supply inventory is designed to insure that adequate consumables are available for the first few months of operation and to fill the rod and ball mills with grinding media.

Working capital is that money used to cover operating costs from start-up until a positive cashflow is achieved.  Once a positive cashflow is achieved, project expenses will be paid from earnings.  It is estimated that one month of operating costs will be required as working capital.

Page 12-8

Capital Cost Tables by Area

Page 12- 9

Gammon Lake Ocampo Project Capital Cost Estimate for 1,500 t/d Mill

15-Nov-04

		Equipment Size	Units	Number of Equipment Units	Cost per Equipment Unit $US	Total Equipment Cost $US	Installed Cost Multiplier	Contingency & Indirects	Installed Equipment Cost $US		Comments

Plant - Total with Contingency	$27,561,259

Contingency, $	$—

Contingency	$—	% of Total without Spares

Total Plant - With Spares	$27,561,259

Spare Parts	$1,018,929

Spare Parts		5 % of Mechanical, Piping, Electrical and Instruementation Materials and Equipment

Total Civil	$4,438,692
Installation	$4,141,080
Total Installation	$8,579,971

Total of Mechanical, Piping, Electrical and instrumentation Materials and Equipment	$20,378,582

Total Mechanical, Uninstalled	$18,036,603	65%

Plant - Total, No Contingency, No Spare Parts	$28,542,330

Comminution	$10,575,603

Process	$15,966,727

1. Crushing and Screening	$3,323,819

1.1 Civil/Earthwork	$—							25%
1.1.1 Excavation, Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0			$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
1.1.2 Back fil, Class 2	$—	—	m3	N/A	$2.39	$—	1.0			$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
1.2 Concrete	$232,513							25%
1.2.1 Minor	$66,250	150	m3	N/A	$575	$86,250	1.0			$86,250	Estimated from Layouts
1.2.2 Major	$99,760	232	m3	N/A	$430	$99,760	1.0			$99,760	Estimated from Layouts
1.3 Structural Steel	$192,469							25%
1.3.1 Major	$65,100	31	t	N/A	2,100	$65,100	1.0			$65,100	Estimated from Layouts
1.3.2 Grating	$88,875	395	m2	N/A	$225	$88,875	1.0			$88,875	Estimated from Layouts
1.3.3 Stairs	$—	1,547	kg	N/A	$—	$—	1.0			$—	Estimated from Layouts
1.3.4 Handrail	$—	489	kg	N/A	$—	$—	1.0			$—	Estimated from Layouts
1.4 Architectural	$—							25%
1.4.1 Materials	$—	—	m2	N/A	$22	$—	1.0			$—	No Enclosure
1.4.2 Labor	$—	0.69	hrs/m2	N/A	$—	$—	1.0			$—	No Enclosure
1.5 Mechanical	$2,642,061										$1,969,483
1.5.1 Rock Breaker	$150,000	30	kW	1	$150,000	$150,000	1.0			$150,000	Factored from Barrick Cowal
1.5.2 Apron Feeder	$154,317	1.219 x 6.0	m	1	$154,317	$154,317	1.0			$154,317	Metso Quote - Estimated Freight from York PA
1.5.3 Jaw Crusher, Nordberg C1258, 950 x 1250 mm, 150 kW, 200 to 249 l/h @ 102 mm CSS. Complete with Motor, Lube System and Spare Movable Jaw	$370,000	950 x 1 250	mm	1	$370,000	$370,000	1.0			$370,000	Factored from C145 Quote from Metso
1.5.4 Belt Conveyor, Combined Crushers Discharge, 900 mm	$35,656	21	m	1	$35,656	$35,656	1.0			$35,656
1.5.5 Self Cleaning Belt Magnet	$24,000	5.5	kW	1	$24,000	$24,000	1.0			$24,000	Factored from Barrick Cowal for now, Waiting on Quote from Enez
1.5.6 Belt Conveyor, Screen Feed, 900 mm	$90,563	54	m	1	$90,563	$90,583	1.0			$90,563
1.5.7 Double Deck Vibrating Screen	$153,630	2.4 x 7.3	m	1	$153,630	$153,630	1.0			$153,630	Metso Quote + Estimated Freight from Gastonia NC
1.5.8 Belt Conveyor, Screen Oversize, No 1,750 mm	$12,000	8	m	1	$12,006	$12,008	1.0			$12,008
1.5.9 Belt Weightometer, Screen Oversize Conveyor No 1	$25,000	1	each	1	$25,000	$25,000	1.0			$25,000	Barrick Cowal
1.5.10 Metal Detector, Screen Oversize Conveyor No 1	$14,465	1	each	1	$14,465	$14,465	1.0			$14,465	Barrick Cowal
1.5.11 Belt Conveyor, Screen Oversize, No 2, 750 mm	$95,464	64	m	1	$95,464	$95,464	1.0			$95,464
1.5.12 Cone Crusher, 300 kW c/w Motor, Lube System, Spare Mande and Bowl	$668,591	HP500	N/A	1	$668,591	$668,591	1.0			$668,591	Metso Quote + Estimated Freight from Milwaukee WI
1.5.13 Belt Conveyor, Screen Undersize to Fine Ore Bin, 600 mm	$85,082	65	m	1	$85,082	$85,082	1.0			$85,082
1.5.14 Belt Weightometer, Screen Undersize Conveyor to Fine Ore Bin	$25,000	1	each	1	$25,000	$25,000	1.0			$25,000	Barrick Cowal
1.5.15 Wet Scrubber, c/w Fan	$50,000	50.000	Nm3/h	1	$50,000	$50,000	1.0			$50,000	Estimated
1.5.16 Scrubber Discharge Pump Box	$750	2 m3	each	1	$750	$750	1.0			$750	Estimated from Layouts
1.5.17 Wet Scrubber Discharge Pump, 7.5 kW	$6,462	75 x 50	mm	1	$6,462	$6,462	1.0		$	?,462	Quote from Warman plus Freight from Madison WI to Ocampo
1.5.18 Crushing Plant Sump Pump, 11 kW	$8,494	75 x 50	mm	1	$8,494	$8,494	1.0			$8,494	Quote from Warman plus Freight from Madison WI to Ocampo
1.5.19 The Rest	$872,578
1.5.18.1 Other Materials & Equipment	$196,948	N/A	lump	1	$196,948	$196,948	1.0			$196,948	10% of Mechanical
1.5.18.2 Labor	$475,630	78,779	hrs	1	$380,504	$380,504	1.0	25%		$380,504	0.040 hr/$ of Mechanical
1.6 Piping	$12,712
1.6.1 Materials	$7,926	N/A	lump	1	$7,926	$7,926	1.0			$7,926	0% of Mechanical
1.6.2 Labor	$4,785	793	hrs	N/A	$3,828	$3,828	1.0	25%		$3,828	0.100 hr/$ of material
1.7 Electrical	$212,859
1.7.1 Materials	$184,944	N/A	lump	N/A	$184,944	$184,944	1.0			$184,944	7% of Mechanical
1.7.2 Labor	$27,915	4,624	hrs	N/A	$22,332	$22,332	1.0	25%		$22,332	0.025 hr/$ of material
1.8 Instrumentation & Controls	$31,206
1.8.1 Materials	$26,421	N/A	lump	N/A	$26,421	$26,421	1.0			$26,421	1% of Mechanical
1.8.2 Labor	$4,785	793	hrs	N/A	$3,828	$3,828	1.0	25%		$3,828	0.030 hr/$ of material

Page 12- 10

2. Fine Ore Storage & Reclaim	$247,049

2.1 Civil/Earthwork	$25,313							25%
2.1.1 Excavation, Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
2.1.2 Backfill, Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
2.1.3 Tunnel, 3.0 m Round Corrugated Steel x 15 m Long, Conveyor	$20,250
2.1.3.1 Materials	$17,000	10	m	N/A	$1,700	$17,000	1.0		$17,000	Factored from Barrick Cowal
2.1.3.2 Labor	$3,250	67.29	hrs/m	N/A	$3,250	$3,250	1.0		$3,250	Factored from Barrick Cowal
2.2 Concrete	$3,406							25%
2.2.1 Minor	$575	1	m3	N/A	$575	$575	1.0		$575	Estimated from Layouts
2.2.2 Major	$2,150	5	m3	N/A	$430	$2,150	1.0		$2,150	Estimated from Layouts
2.3 Structural Steel	$102,397	39	1	N/A	$2,100	$81,917	1.0	25%	$81,917	Estimated from Layouts
2.4 Architectural	$—	—	m2	N/A	$50	$—	1.0	25%	$—	Estimated from Layouts
2.5 Mechanical	$111,338									$ 66,208
2.5.1 Rod Mill Feed Conveyor, 450 mm	$55,250	50	m	1	$55,250	$55,250	1.0		$55,250
2.5.2 Belt Weightometer, Rod Mill Feed	$30,958	1	each	1	$30,958	$30,958	1.0		$30,958	Barrick Cowal
2.5.3 The Rest	$25,130
2.5.3.1 Other Materials & Equipment	$4,310	N/A	lump	1	$4,310	$4,310	1.0		$4,310	5% of Mechanical
2.5.3.2 Labor	$20,819	3,448	hrs	1	$16,655	$16,655	1.0	25%	$16,655	0.040 hr/$ of Mechanical
2.6 Piping	$357
2.6.1 Materials	$223	N/A	lump	1	$223	$223	1.0		$223	0% of Mechanical
2.6.2 Labor	$134	22	hrs	N/A	$108	$108	1.0	25%	$108	0.100 hr/$ of material
2.7 Electrical	$3,844
2.7.1 Materials	$3,340	N/A	lump	N/A	$3,340	$3,340	1.0		$3,340	3% of Mechanical
2.7.2 Labor	$504	84	hrs	N/A	$403	$403	1.0	25%	$403	0.025 hr/$ of material
2.8 Instrumentation & Controls	$395
2.8.1 Materials	$334	N/A	lump	N/A	$334	$334	1.0		$334	0% of Mechanical
2.8.2 Labor	$60	10	hrs	N/A	$48	$48	1.0	25%	$48	0.030 hr/$ of material

Page 12- 11

3. Grinding & Classification	$6,130,126

3.1 Civil/Earthwork	$—							25%
3.1.1 Excavation, Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
3.1.2 Backfill, Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
3.2 Concrete	$595,375							25%
2.2.1 Minor	$149,500	260	m3	N/A	$575	$149,500	1.0		$149,500	Estimated from Layouts
2.2.2 Major	$326,800	760	m3	N/A	$430	$326,800	1.0		$326,800	Estimated from Layouts
3.3 Structural Steel	$212,765							25%
3.3.1 Major	$81,337	39	t	N/A	$2,100	$81,337	1.0		$81,337	Estimated from Layouts
3.3.2 Grating	$88,875	395	m2	N/A	$225	$88,875	1.0		$88,875	Estimated from Layouts
3.3.3 Stairs	$—	1,547	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
3.3.4 Handrail	$—	489	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
3.4 Architectural	$822							25%
3.4.1 Materials	$550	25	m2	N/A	$22	$550	1.0		$550	Estimated from Layouts
3.4.2 Labor	$107	0.89	hrs/m3	N/A	$107	$107	1.0		$107	Estimated from Layouts
3.5 Mechanical	$4,365,533									$3,254,218
3.5.1 Rod & Ball Mills	$3,072,855
3.5.1.1 Rod Mill, 410 kW	$1,096,628	3.0 x 4.0	m	1	$1,096,628	$1,096,628	1.0		$1,096,628	Metso Quote + Estimated Ocean Freight + Land from Puerto Guymas
3.5.1.2 Cyclone Feed Pump Boxes. Flowsplitter Included	$14,319	36 m3	each	2	$7,159	$14,319	1.0		$14,319	Quote from B-R Construccciones in Hermosillo, Freight & IVA not yet included
3.5.1.3 Cyclone Feed Pump. All Metal, 93 kW	$96,550	250 x 200	mm	2	$48,275	$96,550	1.0		$96,550	Quote from Warman plus Freight from Madison WI to Ocampo
3.5.1.4 Cyclone Pack	$61,895	2 x 650 gMAX	mm	1	$61,895	$61,895	1.0		$61,895	Quotation from Krebs
3.5.1.5 Ball Mill, 1,350 kW	$1,614,463	4.1 x 5.8	m	1	$1,614,463	$1,614,463	1.0		$1,614,463	Metso Quote + Estimated Ocean Freight + Land from Puerto Guymas
3.5.1.6 Trash Screens, Static Sieve Bends	$100,000	2.0 W x 1.6 H	m	4	$25,000	$100,000	1.0		$100,000	Estimated for now, Waiting on GL & V DOE Eimco
3.5.1.7 Rod Charger for Rod Mill	$89,000			1	$89,000	$89,000	1.0		$89,000	Quote from Heath & Sherwood + Freight from Kirkland Lake ON Canada
3.5.3 Overhead Crane, 75 kW	$164,375	40/7.5	t	1	$164,375	$164,375	1.0		$164,375	Barrick Cowal
3.5.5 Bulk Pebble Quicktime Bin, Vendor Supplied	—	—	t	1	$2,100	$—	1.0		$—	Supplied by Lime Vendor
3.5.6 Bulk Pebble Quicktime Screw Feeder, Vendor Supplied	$—	100 Dia x 1000	mm	1	$—	$—	1.0		$—	Supplied by Lime Vendor
3.5.7 Rod Mill Area Sump Pump, 11 kW	$8,494	75 x 50	mm	1	$8,494	$8,494	1.0		$8,494	Quote from Warman plus Freight from Madison WI to Ocampo
3.5.8 Ball Mill Area Sump Pump, 11 kW	$8,494	75 x 50	mm	1	$8,494	$8,494	1.0		$8,494	Quote from Warman plus Freight from Madison WI to Ocampo
3.5.9 The Rest	$1,111,315
3.5.9.1 Other Materials & Equipment	$325,422	N/A	lump	1	$325,422	$325,422	1.0		$325,422	10% of Mechanical
3.5.9.2 Labor	$785,894	130,169	hrs	1	$628,715	$628,715	1.0	25%	$628,715	0.040 hr/$ of Mechanical
3.6 Piping	$350,061
3.6.1 Materials	$218,277	N/A	lump	1	$218,277	$218,277	1.0		$218,277	5% of Mechanical
3.6.2 Labor	$131,785	21,828	hrs	N/A	$105,428	$105,428	1.0	25%	$105,428	0.100 hr/$ of material
3.7 Electrical	$502,446
3.7.1 Materials	$436,553	N/A	lump	N/A	$436,553	$436,553	1.0		$436,553	10% of Mechanical
3.7.2 Labor	$65,892	10,914	hrs	N/A	$52,714	$52,714	1.0	25%	$52,714	0.025 hr/$ of material
3.8 Instrumentation & Controls	$103,125
3.8.1 Materials	$87,311	N/A	lump	N/A	$87,311	$87,311	1.0		$87,311	2% of Mechanical
3.8.2 Labor	$15,814	2,619	hrs	N/A	$12,651	$12,651	1.0	25%	$12,651	0.030 hr/$ of material

Page 12- 12

4. Grinding Thickener	$874,608

4.1 Civil/EarthWork	$—							25%
4.1.1 Excavation, Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
4.1.2 Backfill, Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
4.2 Concrete	$152,202							25%
4.2.1 Minor	$152,202	225	m3	N/A	$575.00	$129,375	1.0		$129,375	Estimated from Layouts
4.2.2 Major	$—	—	m3	N/A	$430.00	$—	1.0		$—	Estimated from Layouts
4.3 Structural Steel	$15,009							25%
4.3.1 Major	$5,460	3	t	N/A	$2,100	$5,460	1.0		$5,460	Estimated from Layouts
4.3.2 Grating	$6,548	29	m2	N/A	$225	$6,548	1.0		$6,548	Estimated from Layouts
4.3.3 Stairs	$—	562	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
4.3.4 Handrail	$—	—	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
4.4 Architectural	$—							25%
4.4.1 Materials	$—	—	m2	N/A	$22.00	$—	1.0		$—	Estimated from Layouts
4.4.2 Labor	$—	0.89	hrs/m2	N/A	$—	$—	1.0		$—	Estimated from Layouts
4.5 Mechanical	$429,182									$381,784
4.5.1 Thickener Tank	$188,541	16 Dia x 3.0 H	m	1	$188,541	$188,541	1.0		188,541	Factored from Quote from B-R Construccciones in Hemosilo
4.5.2 Thickener Mechanism	$128,965	22	m dia	1	$129,965	$129,965	1.0		$129,965	Factored from Quote from DOE plus Freight from Eagle Pass TX
4.5.3 Thickener Overflow Tank	$6,642	4.3 Dia x 2.7 H	m	1	$6,642	$6,642	1.0		$6,642	Quote from B-R Construccciones in Hermosillo, Freight & IVA not yet included
4.5.4 Thickener Underflow Pump, Metal Liner, Polymer Impeller, 11.2 kW	$23,420	100 x 75	mm	2	$11,710	$23,420	1.0		$23,420	Factored from Quote from Warman plus Freight from Madison WI to Ocampo
4.5.5 Thickener Overflow Pump, Carbon Steel Casing and Impeller, 11.2 kW	$20,552	150 x 100	mm	2	$10,276	$20,552	1.0		$20,552	Quote from Phoenix Pumps + Estimated Freight from EI Paso TX
4.5.6 Grinding Thickener Overflow Solution Sampler	$500	1	only	1	$500	$500	1.0		$500	Estimated, Solenoid Value Type Solution Sample
4.5.7 Thickener Feed Mix Box	$3,670	22 m3	each	1	$3,670	$3,670	1.0		$3,670	Quote from B-R Construccciones in Hermosillo, Freight & IVA not yet included
4.5.8 Grinding Thickener Area Sump Pump, 11 kW	$8,494	75 x 50	mm	1	$8,494	$8,494	1.0		$8,494	Quote from Warman plus Freight from Madison WI to Ocampo
4.5.9 The Rest	$47,398
4.5.9.1 Other Materials & Equipment	$38,178	N/A	lump	1	$38,178	$38,178	1.0		$38,178	10% of Mechanical
4.5.9.2 Labor	$9,220	1,527	hrs	1	$7,376	$7,376	1.0	25%	$7,376	0.040 hr/$ of Mechanical
4.6 Piping	$243,378
4.6.1 Materials	$12,875	N/A	lump	1	$12,875	$12,875	1.0		$12,875	3% of Mechanical
4.6.2 Labor	$230,502	38,178	hrs	N/A	$184,402	$184,402	1.0	25%	$184,402	0.100 hr/$ of material
4.7 Electrical	$24,698
4.7.1 Materials	$21,459	N/A	lump	N/A	$21,459	$21,459	1.0		$21,459	5% of Mechanical
4.7.2 Labor	$3,239	536	hrs	N/A	$2,591	$2,591	1.0	25%	$2,591	0.025 hr/$ of material
4.8 Instrumentation & Controls	$10,138
4.8.1 Materials	$8,584	N/A	lump	N/A	$8,584	$8,584	1.0		$8,584	2% of Mechanical
4.8.2 Labor	$1,555	258	hrs	N/A	$1,244	$1,244	1.0	25%	$1,244	0.030 hr/$ of material

Page 12- 13

5. Leaching	$2,486,556

5.1 Civil/Earthwork	$—							25%
5.1.1 Excavation, Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
5.1.2 Backfill, Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
5.2 Concrete	$666,265							25%
5.2.1 Minor	$439,702	725	m3	N/A	$575	$416,875	1.0		$416,875	Estimated from Layouts
5.2.2 Major	$93,310	217	m3	N/A	$430	$93,310	1.0		$93,310	Estimated from Layouts
5.3 Structural Steel	$62,640							25%
5.3.1 Major	$37,737	18	t	N/A	$2,100	$37,737	1.0		$37,737	Estimated from Layouts
5.3.2 Grating	$12,375	55	m2	N/A	$225	$12,375	1.0		$12,375	Estimated from Layouts
5.3.3 Stairs	$—	647	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
5.3.4 Handrail	$—	—	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
5.4 Architecture	$—							25%
5.4.1 Materials	$—	—	m2	N/A	$22	$—	1.0		$—	Estimated from Layouts
5.4.2 Labor	$—	0.89	hrs/m2	N/A	$—	$—	1.0		$—	Estimated from Layouts
5.5 Mechanical	$1,556,432									$ 1,160,218
5.5.1 Leach Tanks	$660,324	9.5 Dia x 10.3 H	m	7	$94,332	$660,324	1.0		$660,324	Quote from B-R Construccciones in Hermosillo, Freight & IVA not yet Included
5.5.2 Agitators for Leach Tanks	$491,400	45	kW	7	$70,200	$491,400	1.0		$491,400	Quote from Lightnin plus Freight from EI Paso TX
5.5.3 Leaching Area Sump Pump, 11 kW	$8,494	75 x 50	mm	1	$8,494	$8,494	1.0		$8,494	Quote from Warman plus Freight from Madison WI to Ocampo
5.5.4 The Rest	$396,214
5.5.4.1 Other Materials & Equipment	$116,022	N/A	lump	1	$116,022	$116,022	1.0		$116,022	10% of Mechanical
5.5.4.2 Labor	$280,193	46,409	hrs	1	$224,154	$224,154	1.0	25%	$224,154	0.040 hrs/$ of Mechanical
5.6 Piping	$74,884
5.6.1 Materials	$46,693	N/A	lump	1	$46,693	$46,693	1.0		$46,693	3% of Mechanical
5.6.2 Labor	$28,191	4,669	hrs	N/A	$22,553	$22,553	1.0	25%	$22,553	0.100 hr/$ of material
5.7 Electrical	$89,568
5.7.1 Materials	$77,822	N/A	lump	N/A	$77,822	$77,822	1.0		$77,822	5% of Mechanical
5.7.2 Labor	$11,746	1,946	hrs	N/A	$9,397	$9,397	1.0	25%	$9,397	0.025 hr/$ of material
5.8 Instrumentation & Controls	$36,767
5.8.1 Materials	$31,129	N/A	lump	N/A	$31,139	$31,129	1.0		$31,129	2% of Mechanical
5.8.2 Labor	$5,638	934	hrs	N/A	$4,511	$4,511	1.0	25%	$4,511	0.030 hr/$ of material

Page 12- 14

6. CCD Washing Thickeners	$2,724,861

6.1 Civil/Earthwork	$—							25%
6.1.1 Excavation, Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
6.1.2 Backfill, Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
6.2 Concrete	$523,034							25%
6.2.1 Minor	$418,427	688	m3	N/A	$575.00	$395,600	1.0		$395,600	Estimated from Layouts
6.2.2 Major	$—	—	m3	N/A	$430.00	$—	1.0		$—	Estimated from Layouts
6.3 Structural Steel	$55,781							25%
6.3.1 Major	$27,300	13	t	N/A	$2,100	$27,300	1.0		$27,300	Estimated from Layouts
6.3.2 Grating	$17,325	77	m2	N/A	$225	$17,325	1.0		$17,325	Estimated from Layouts
6.3.3 Stairs	$—	1,125	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
6.3.4 Handrail	$—	—	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
6.4 Architecture	$—
6.4.1 Materials	$—	—	m2	N/A	$22.00	$—	1.0		$—	Estimated from Layouts
6.4.2 Labor	$—	0.89	hrs/m2	N/A	$—	$—	1.0		$—	Estimated from Layouts
6.5 Mechanical	$1,900,384									$1,416,596
6.5.1 Thickener Tanks	$754,184	16 Dia x 3.0 H	m	4	$166,541	$754,164	1.0		$754,164	Factored from Quote from B-R Construccciones in Hemosilo
6.5.2 Thickener Mechanisms	$518,880	18	m dia	4	$129,965	$519,860	1.0		$519,860	Quote from DOE plus Freight from Eagle Pass TX
6.5.3 Thickener Overflow Tank	$4,666	3.5 Dia x 2.9 H	m	1	$4,666	$4,666	1.0		$4,666	Quote from B-R Construccciones in Hemosilo, Freight & IVA not yet Included
6.5.4 Thickener Underflow Pumps, Metal Liner, Polymer Impeller, 11.2 kW	$93,680	150 x 100	mm	8	$11,710	$93,680	1.0		$93,680	Factored from Quote from Warman plus Freight from Madison WI to Ocampo
6.5.5 First Stage Thickener Overflow Pumps, Carbon Steel Casing and Impeller, 11.2 kW	$20,552	200 x 150	mm	2	$10,276	$20,552	1.0		$20,552	Quote from Phoenix Pumps + Estimated Freight from EI Paso TX
6.5.6 First Stage Thickener Overflow Solution Sampler	$500	1	only	1	$500	$500	1.0		$500	Estimated, Solenoid Value Type Solution Sampler
6.5.7 Thickener Feed Mix Boxes	$14,680	22 m3	each	4	$3,670	$14,680	1.0		$14,680	Quote from B-R Construccciones in Hermosillo, Freight & IVA not yet Included
6.5.8 CCD Wash Thickeners Area Sump Pump, 11 kW	$8,494	75 x 50	mm	1	$8,494	$8,494	1.0		$8,494	Quote from Warman plus Freight from Madison WI to Ocampo
6.5.9 The Rest	$483,768
6.5.9.1 Other Materials & Equipment	$141,660	N/A	lump	1	$141,660	$141,660	1.0		$141,660	10% of Mechanical
6.5.9.2 Labor	$342,108	56,654	hrs	1	$273,686	$273,686	1.0	25%	$273,686	0.040 hr/$ of Mechanical
6.6 Piping	$91,431
6.6.1 Materials	$57,011	N/A	lump	1	$57,011	$57,011	1.0		$57,011	3% of Mechanical
6.6.2 Labor	$34,420	5,701	hrs	N/A	$27,536	$27,536	1.0	25%	$27,536	0.100 hr/$ of material
6.7 Electrical	$109,360
6.7.1 Materials	$95,018	N/A	lump	N/A	$95,018	$95,018	1.0		$95,018	5% of Mechanical
6.7.2 Labor	$14,342	2,375	hrs	N/A	$11,473	$11,473	1.0	25%	$11,473	0.025 hr/$ of material
6.8 Instrumentation & Controls	$44,891
6.8.1 Materials	$38,007	N/A	lump	N/A	$38,007	$38,007	1.0		$38,007	2% of Mechanical
6.8.2 Labor	$5,884	1,140	hrs	N/A	$5,507	$5,507	1.0	25%	$5,507	0.030 hr/$ of material

Page 12- 15

7. Merrill Crowe Recovery Plant	$3,832,878

7.1 Civil/Earthwork	$—							25%
7.1.1 Excavation, Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
7.1.2 Backfill, Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
7.2 Concrete	$441,690							25%
7.2.1 Minor	$316,952	515	m3	N/A	$575.00	$296,125	1.0		$296,125	Estimated from Layouts
7.2.2 Major	$34,400	80	m3	N/A	$430.00	$34,400	1.0		$34,440	Estimated from Layouts
7.3 Structural Steel	$54,188							25%
7.3.1 Major	$23,100	11	t	N/A	$2,100	$23,100	1.0		$23,100	Estimated from Layouts
7.3.2 Grating	$20,250	90	m2	N/A	$225	$20,250	1.0		$20,250	Estimated from Layouts
7.3.3 Stairs	$—	703	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
7.3.4 Handrail	$—	327	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
7.4 Architectural	$—							25%
7.4.1 Materials	$—	—	m2	N/A	$22.00	$—	1.0		$—	Estimated from Layouts
7.4.2 Labor	$—	0.89	hrs/m2	N/A	$—	$—	1.0		$—	Estimated from Layouts
7.5 Mechanical	$2,887,780									$2,081,130
7.5.1 Dirty Pregnant Solution Storage Tank	$95,040	9.5 Dia x 10.3 H	m	1	$95,040	$95,040	1.0		$95,040	Quote from B-R Construccciones in Hermosillo, Freight & IVA not yet Included
7.5.2 Clarification Filter Feed Pumps, Carbon Steel Casing and Impeller, 186.3 kW	$53,188	250 x 200	mm	2	$26,594	$53,188	1.0		$53,188	Quote from Phoenix Pumps + Estimated Freight from EI Paso TX
7.5.3 Diatomaceous Earth (Precoat) Tank	$1,020	1.7 Dia x 1.9 H	m	1	$1,020	$1,020	1.0		$1,020	Quote from B-R Construccciones in Hermosillo, Freight & IVA not yet Included
7.5.4 Diatomaceous (Precoat) Mix Tank Agitator	$2,222	0.5	kW	1	$2,222	$2,222	1.0		$2,222	Quote from Lightnin plus Freight from EI Paso TX
7.5.5 Precoat Slurry to Clarification Filters Pumps, Carbon Steel Casing and Impeller, 2.2 kW	$12,560	38 x 25	mm	2	$6,260	$12,560	1.0		$12,560	Quote from Phoenix Pumps + Estimated Freight from EI Paso TX
7.5.6 Clarification Filters	$989,500	185	m2	5	$197,900	$989,500	1.0		$989,500	Quote from Sparider Filters + Estimated Freight from Conroe TX
7.5.7 Clarified Pregnant Solution Storage Tank	$95,040	9.5 Dia x 10.3 H	m	1	$95,040	$95,040	1.0		$95,040	Quote from B-R Construccciones in Hermosillo, Freight & IVA not yet Included
7.5.8 Deaeration Tower Feed Pumps, Carbon Steel Casing and Impeller 93.1 kW	$53,188	250 x 200	mm	2	$26,594	$53,188	1.0		$53,188	Quote from Phoenix Pumps + Estimated Freight from EI Paso TX
7.5.9 Clarified Pregnant Solution Sampler	$500	1	only	1	$500	$500	1.0		$500	Estimated, Solenoid Value Type Solution Sampler
7.5.10 Deaeration Towers, 3.5m Dia x 8.0 m. Hemispherical Ends, c/w Packing	$80,000	2	only	2	$40,000	$80,000	1.0		$80,000	Marlin
7.5.11 Deaeration Vacuum System Air/Liquid Separator, 2.0 m Dia x 2.3 m, Hemisperical Ends	$8,173	1	only	1	$8,173	$8,173	1.0		$8,173	Quote from B-R Construccciones in Hermosillo, Freight & IVA not yet Included
7.5.12 Deaeration Vacuum System Air/Liquid Separator Seal Water Tank	$2,591	0.3	t	4	$2,100.00	$2,591	1.0		$2,591	Estimated by Weight
7.5.13 Deaeration Vacuum Pumps, Liquid Seal Ring, 37 kW	$32,000	500	Nm3/h	2	$16,000	$32,000	1.0		$32,000	Marlin
7.5.14 Zinc Dust Feeder, Bell Type	$14,720	8 x 72	inch	1	$14,720	$14,720	1.0		$14,720	Quote from Sepor Plus Freight from EI Paso TX
7.5.15 Zinc Dust Seal Water Cone	$500	1	only	1	$500	$500	1.0		$500	Estimated
7.5.16 Precipitate Press Feed Pumps, Vertical in Line, Carbon Steel Casing and Impeller, 186.3 kW	$70,000	300 x 250	mm	2	$35,000	$70,000	1.0		$70,000	Estimated for Now, Waiting Quote from Phoenix Pumps
7.5.17 Water Filled Submerged Pump Boxes for Press Feed Pumps	$746	1 x 1 x 1	m	2	$373	$746	1.0		$746	Quote from B-R Construccciones in Hermosillo, Freight & IVA not yet Included
7.5.18 Precipitate Presses	$410,400	132.5	m2	4	$102,600	$410,400	1.0		$410,400	Quote from Eimco Filters plus Freight from San Lus Potosi, SLP, Mexico
7.5.19 Barren Solution Storage Tank	$95,040	9.5 Dia x 10.3 H	m	1	$95,040	$95,040	1.0		$95,040	Quote from B-R Construccciones in Hermosillo, Freight & IVA not yet Included
7.5.20 Barren Solution Distribution Pumps, Carbon Steel Casing and Impeller, 44.7 kW	$53,188	250 x 200	mm	2	$26,594	$53,188	1.0		$53,188	Quote from Phoenix Pumps + Estimated Freight from EI Paso TX
7.5.21 Barren Solution Sampler	$500	1	only	1	$500	$500	1.0		$500	Estimated, Solenoid Value Type Solution Sampler
7.5.22 Barren Solution V Nolch Weir Box	$2,520	0.6	t	2	$2,100.00	$2,520	1.0		$2,520	Estimated by Weight
7.5.23 Merrill Crowe Area Sump Pump, 11 kW	$8,494	75 x 50	mm	1	$8,494	$8,494	1.0		$8,494	Quote from Warman plus Freight from Madison WI to Ocampo
7.5.8 The Rest	$606,650
7.5.8.1 Other Materials & Equipment	$104,057	N/A	lump	1	$104,057	$104,057	1.0		$104,057	5% of Mechanical
7.5.8.2 Labor	$502,593	83,245	hrs	1	$402,074	$402,074	1.0	25%	$402,074	0.040 hr/$ of Mechanical
7.6 Piping	$431,053
7.6.1 Materials	$268,778	N/A	lump	1	$268,778	$268,778	1.0		$268,778	10% of Mechanical
7.6.2 Labor	$162,275	26,878	hrs	N/A	$128,820	$129,820	1.0	25%	$129,820	0.100 hr/$ of material
7.7 Electrical	$154,673
7.7.1 Materials	$134,389	N/A	lump	N/A	$134,389	$134,389	1.0		$134,389	5% of Mechanical
7.7.2 Labor	$20,284	3.360	hrs	N/A	$16,227	$16,227	1.0	25%	$16,227	0.025 hr/$ of material
7.8 Instrumentation & Controls	$63,492
7.8.1 Materials	$53,756	N/A	lump	N/A	$53,756	$53,756	1.0		$53,756	2% of Mechanical
7.8.2 Labor	$9,736	1,613	hrs	N/A	$7,789	$7,789	1.0	25%	$7,789	0.030 hr/$ of material

Page 12- 16

8.Refinery	$616,371
8.1 Civil/Earthwork	$—							25%
8.1.1 Excavation, Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
8.1.2 Backfill, Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
8.2 Concrete	$106,128							25%
8.2.1 Minor	$76,302	93	m3	N/A	$575.00	$53,475	1.0		$53,475	Estimated from Layouts
8.2.2 Major	$8,500	20	m3	N/A	$430.00	$8,600	1.0		$8,600	Estimated from Layouts
8.3 Structural Steel	$92,006							25%
8.3.1 Major	$56,280	27	t	N/A	$2,100	$56,280	1.0		$56,280	Estimated from Layouts
8.3.2 Grating	$17,325	77	m2	N/A	$225	$17,325	1.0		$17,325	Estimated from Layouts
8.3.3 Stairs	$—	141	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
8.3.4 Handrail	$—	94	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
8.4 Architecture	$23,511
8.4.1 Materials	$23,377	25	m2	N/A	$22.00	$550	1.0		$550	Estimated from Layouts
8.4.2 Labor	$134	0.69	hrs/m2	N/A	$107.47	$107	1.0	25%	$107	Estimated from Layouts
8.5 Mechanical	$34,376									$255,964
8.5.1 Flux Mixer, 5 kW	$1,500	1	m3	1	$1,500	$1,500	1.0		$1,500	Estimated
8.5.2 Flux Bins, Each About 1m x 1m x 1m, Six Bins	$5,040	2	t	N/A	$2,100.00	$5,040	1.0		$5,040	Estimated by Weight
8.5.3 Hoist for Flux Bags, 2 t, 2 kW	$5,000	1	only	1	$5,000	$5,000	1.0		$5,000	Estimated
8.5.4 Platform Scale for Weighing Fluxes	$500	500	kg	1	$500	$500	1.0		$500	Estimated
8.5.5 Precipitate Dryer, Conveyor Tunnel Type	$105,254	135	kW	1	$105,254	$105,254	1.0		$105,254	Quote from Grieve Corp + Estimated Freight from Round Lake it. (Chicago Area)
8.5.6 Precipitate Transfer Conveyor No 1. 100 mm Screw	$10,990	14	m	1	$10,990	$10,990	1.0		$10,990	Estimated
8.5.7 Precipitate Transfer Conveyor No 2. 100 mm Screw	$3,140	4	m	1	$3,140	$3,140	1.0		$3,140	Estimated
8.5.8 Precipitate plus Fluxes 2 m3 Flux Transfer Hopper with 100 mm Screw Feeder	$15,000	1	only	1	$15,000	$15,000	1.0		$15,000	Estimated
8.5.9 Melting Furnace	$65,000	2500	kg Brass	1	$65,000	$65,000	1.0		$65,000	Factored from Martin
8.5.10 Scissor Lift Tables on Wheels for Moving Dore Bars	$500	2	only	2	$250	$500	1.0		$500	Estimated
8.5.11 Bar Cleaning Table, 1.2 x 2.4 m, 12mm Thick Steel Plate on 100 mm sch 40 Pipe Legs	$850	340	kg	1	$2.50	$850	1.0		$850	Estimated by Weight
8.5.12 Portable Fume Extractor for Bar Cleaning Table	$1,500	1	only	1	$1,500	$1,500	1.0		$1,500	Estimated
8.5.13 Hoist for Slag Pots and Dore in Molds, 2t, 2 kW	$5,000	1	only	1	$5,000	$5,000	1.0		$5,000	Estimated
8.5.14 Quench Tank, 1m x 1m x 250 mm Deep, 10 mm thick CS	$150	340	kg	1	$2.50	$850	1.0		$850	Estimated by Weight
8.5.15 Needle Gun for Bar Cleaning	$75	1	only	1	$75	$75	1.0		$75	Estimated
8.5.16 Angle Grinder with Wire Brush for Bar Cleaning	$75	1	only	1	$75	$75	1.0		$75	Estimated
8.5.17 Drill Press for Bar Sampling	$350	1	only	1	$350	$350	1.0		$350	Estimated
8.5.18 Hammer for Stamping Bars	$20	1	only	1	$20	$20	1.0		$20	Estimated
8.5.19 Full Set of Stamps, A to Z, 0 to 9	$20	1	only	1	$20	$20	1.0		$20	Estimated
8.5.20 Bar Stamping and Weighing Table, Same as for Cleaning Table	$850	340	kg	1	$2.50	$850	1.0		$850	Estimated by Weight
8.5.21 Dore Bar Mold Cascade Stand, Holds up to Twenty Bar Molds	$2,500	1000	kg	1	$2.50	$2,500	1.0		$2,500	Estimated
8.5.22 Dore Bar Molds, Cast iron, 40 kg Dore Each,	$3,000	20	only	20	$150	$3,000	1.0		$3,000	Estimated
8.5.23 Slag Pots, Conical, Cast Iron 100 kg Slag Each	$6,000	20	only	20	$300	$6,000	1.0		$6,000	Estimated
8.5.24 Slag Dump Hooper	$350	1	only	1	$350	$350	1.0		$350	Estimated
8.5.25 Outer main Vault Door	$3,500	1	only	1	$3,500	$3,500	1.0		$3,500	Martin
8.5.26 Inner Vault Door (Day Door)	$500	1	only	1	$500	$500	1.0		$500	Estimated
8.5.27 Small Safe for Returned Dore Samples and Other Stuff	$500	1	only	1	$500	$500	1.0		$500	Estimated
8.5.28 Weigh Scale for Bars, Digital Electronic	$1,500	1	only	1	$1,500	$1,500	1.0		$1,500	Estimated
8.5.29 Wet Scrubber Dust Collector ?/w 8,500 Nm3/h @ 75 mm Fan, 12 kW	$11,000	8500	Nm3/h	1	$11,000	$11,000	1.0		$11,000	Martin
8.5.30 Wet Scrubber Discharge Pump Box, 1 m3 CS/RL	$1,000	400	kg	1	$2.50	$1,000	1.0		$1,000	Estimated by Weight
8.5.31 Wet Scrubber Circulating Pump, 38 x 25 mm	$2,800	1	only	1	$2,600	$2,800	1.0		$2,800	Martin
8.5.32 Furnace Hood	$1,000	400	kg	1	$2.50	$1,000	1.0		$1,000	Estimated
8.5.33 Refinery Area Sump Pump, 25mm	$1,500	1	only	1	$1,500	$1,500	1.0		$1,500	Estimated
8.5.34 The Rest	$87,4?2
8.5.34.1 Other Materials & Equipment	$25,596	N/A	lump	1	$25,596	$25,596	1.0		$25,596	10% of Mechanical
8.5.34.2 Labor	$61,815	10239	hrs	1	$49,452	$49,452	1.0	25%	$49,452	0.040 hr/$ of Mechanical
8.6 Piping	$27,534
8.6.1 Materials	$17,169	N/A	lump	1	$17,169	$17,169	1.0		$17,169	5% of Mechanical
8.6.2 Labor	$10,366	1717	hrs	N/A	$8,293	$8,293	1.0	25%	$8,293	0.100 hr/$ of material
8.7 Electrical	$19,760
8.7.1 Materials	$17,169	N/A	lump	N/A	$17,169	$17,169	1.0		$17,169	5% of Mechanical
8.7.2 Labor	$2,591	429	hrs	N/A	$2,073	$2,073	1.0	25%	$2,073	0.025 hr/$ of material
8.8 Instrumentation & Controls	$4,056
8.8.1 Materials	$3,434	N/A	—	N/A	$3,434	$3,434	1.0%		$3,434	1% of Mechanical
8.8.2 Labor	$622	103	hrs	N/A	$498	$498	1.0	25%	$498	0.030 hr/$ of material

Page 12- 17

9.	$3,951,431

9.1 Civil/Earthwork	$—							25%
9.1.1 Excavation, Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
9.1.2 Backfill, Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
9.2 Concrete	$249,909							25%
9.2.1 Minor	$199,927	308	m3	N/A	$575.00	$177,100	1.0		$177,100	Estimated from Layouts
9.2.2 Major	$—	—	m3	N/A	$430.00	$—	1.0		$—	Estimated from Layouts
9.3 Structural Steel	$127,016							25%
9.3.1 Major	$43,113	21	t	N/A	$2,100	$43,113	1.0		$43,113	Estimated from Layouts
9.3.2 Grating	$58,500	260	m2	N/A	$225	$58,500	1.0		$58,500	Estimated from Layouts
9.3.3 Stairs	$—	197	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
9.3.4 Handrail	$—	367	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
9.4 Architecture	$23,484
9.4.1 Materials	$23,377	25	m2	N/A	$22.00	$550	1.0		$550	Estimated from Layouts
9.4.2 Labor	$107	0.89	hrs/m2	N/A	$107.47	$107	1.0	25%	$107	Estimated from Layouts
9.5 Mechanical	$3,177,732									$2,460,497
9.5.1 Final Collection/Sampler Presentation Box, 4 m [3] CS/RL	$3,750	1,500	kg	1	$2.50	$3,750	1.0		$3,750	Estimated by Weight
9.5.2 Primary Final Sampler, Linear Traversing	$8,020	1	only	1	$8,020	$8,020	1.0		$8,020	Quote from Heath & Sherwood + Estimated Freight
9.5.3 Secondary Final Sampler, Continuous Vezin	$13,409	1	only	1	$13,409	$13,409	1.0		$13,409	Quote from Heath & Sherwood + Estimated Freight
9.5.4 Controls for Both Samplers	$3,914	1	only	1	$3,914	$3,914	1.0		$3,914	Quote from Heath & Sherwood
9.5.5 Ancillary items for Both Samplers	$24,733	1	only	1	$24,733	$24,733	1.0		$24,733	Quote from Heath & Sherwood
9.5.6 Fiter Feed Six Way Flowsplitter, 2.0 m Dia x 3.0 m, CS/RL	$5,000	2,000	kg	1	$2.50	$5,000	1.0		$5,000	Estimated by Weight
9.5.7 Area Sump Pump, 11 kW	$8,494	75 x 50	mm	1	$8,494	$8,494	1.0		$8,494	Quote from Warman plus Freight from Madison WI to Ocampo
9.5.8 Final Filters, Belt 4.5 m W x 16.6 m Effective Vacuum Length, 19 kW	$1,991,223	3	only	3	$663,741	$1,991,223	1.0		$1,991,223	Quote from DOE + Estimated Freight from SLC UT
9.5.9 Final Filtration Vacuum System Filtrate Receiver, 1.8 m Dia x 2.1 m, Hemi Ends	$—	3	only	3	$—	$—	1.0		$—	Included with Filters
9.5.10 Final Filtrate Pumps, 225 x 75 mm	$—	3	only	3	$—	$—	1.0		$—	Included with Filters
9.5.11 Final Filtration Vacuum System Air/Liquid Separator, 1.3 m Dia x 3.0 m, Hemi Ends	$3,500	1	only	1	$3,500	$3,500	1.0		$3,500	Estimated by Weight
9.5.12 Final Filtration Vacuum System Air/Liquid Separator Seal Water Tank, 1.0 m Dia x 1.0 m	$875	350	kg	1	$2.50	$875	1.0		$875	Estimated by Weight
9.5.13 Final Filtration Vacuum System Vacuum Pumps, Liquid Seal Ring, 300 kW	$—	3	only	3	$—	$—	1.0		$—	Included with Filters
9.5.14 Final Filter Cake Conveyor No 1, 450 mm	$286,850	260	m	1	$268,858	$266,858	1.0		$286,858
9.5.15 Final Filter Cake Conveyor No 2, 450 mm	$56,361	50	m	1	$55,361	$55,361	1.0		$55,361
9.5.15 Final Filter Cake Conveyor No 3, 450 mm	$56,361	50	m	1	$55,361	$55,361	1.0		$55,361
9.5.16 The Rest	$717,235
9.5.8.1 Other Materials & Equipment	$123,025	N/A	lump	1	$123,025	$123,025	1.0		$123,025	5% of Mechanical
9.5.8.2 Labor	$594,210	98,420	hrs	1	$475,368	$475,368	1.0	25%	$475,368	0.040 hr/$ of Mechanical
9.6 Piping	$152,869
9.6.1 Materials	$95,332	N/A	lump	1	$95,332	$95,332	1.0		$95,332	3% of Mechanical
9.6.2 Labor	$57,557	9,533	hrs	N/A	$46,045	$46,045	1.0	25%	$46,045	0.100 hr/$ of material
9.7 Electrical	$162,889
9.7.1 Materials	$158,887	N/A	lump	N/A	$158,887	$158,887	1.0		$158,887	5% of Mechanical
9.7.2 Labor	$23,982	3,972	hrs	N/A	$19,186	$19,186	1.0	25%	$19,186	0.025 hr/$ of material
9.8 Instrumentation & Controls	$37,533
9.8.1 Materials	$31,777	N/A		N/A	$31,777	$31,777	1.0		$31,777	1% of Mechanical
9.8.2 Labor	$5,756	953	hrs	N/A	$4,605	$4,605	1.0	25%	$4,605	0.030 hr/$ of material

Page 12- 18

10. Reagents	$488,687

10.1. Cyanide	$59,400
10.1.1 Mechanical	$54,991									$42,579
10.1.1.1 Hoist for Cyanide Flow Bins and Caustic Bulk Bags, 21.2 kW	$5,000	1	only	1	$5,000	$5,000	1.0		$5,000	Estimated
10.1.1.2 Cyanide Mix/Storage Tank, 2.1 m Dia x 6.5 m Long, Hemispherical Ends	$15,539	1	only	1	$15,539	$15,539	1.0		$15,539	Quote from B-R Construccciones in Hermosilo, Frieght & IVA not yet Included
10.1.1.3 Cyanide Mix/Storage Tank Agitator, 5 kW	$7,500	1	only	1	$7,500	$7,500	1.0		$7,500	Estimated
10.1.1.4 Cyanide Mix/Storage Tank Exhaust Fan, 2 kW	$1,500	1	only	1	$1,500	$1,500	1.0		$1,500	Estimated
10.1.1.5 Cyanide Solution Circulating Pumps, 50x25 mm, 3.7 kW	$13,040	2	only	2	$6,520	$13,040	1.0		$13,040	Quote from Phoenix Pumps + Estimated Freight from EI Paso TX
10.1.1.6 The Rest	$12,412
10.1.1.5.1 Other Materials & Equipment	$2,129	N/A	lump	1	$2,129	$2,129	1.0		$2,129	5% of Mechanical
10.1.1.5.2 Labor	$10,283	1,703	hrs	1	$8,226	$8,226	1.0	25%	$8,226	0.040 hrs of Material
10.1.2 Piping	$4,410
10.1.2.1 Materials	$2,750	N/A	lump	1	$2,750	$2,750	1.0		$2,750	5% of Mechanical
10.1.2.2 Labor	$1,650	275	hrs	N/A	$1,328	$1,328	1.0	25%	$1,328	0.100 hr/$ of Material

10.2 Flocculant	$59,576
10.2.1 Mechanical	$55,459									$51,342
10.2.1.1 Hoist for Flocculant Bulk Bags, 2t 2 kW	$5,000	1	only	1	$5,000	$5,000	1.0		$5,000	Estimated
10.2.1.2 Flocculant Mix System	$5,000	1	only	1	$5,000	$5,000	1.0		$5,000	Estimated
10.2.1.3 Flocculant Solution Aging Tank	$11,029	4.2 Dia x 4.4 H	m	1	$11,029	$11,029	1.0		$11,029	Quote from B-R Construccciones in Hermosilo, Frieght & IVA not yet Included
10.2.1.4 Flocculant Solution Aging Tank Agitator	$8,784	1.5	kW	1	$8,784	$8,784	1.0		$8,784	Quote from Lightin plus Freight from EI Paso TX
10.2.1.5 Flocculant Solution Transfer Pump, Progressing Cavity, 2 kW	$3,500	1	only	1	$3,500	$3,500	1.0		$3,500	Estimated
10.2.1.6 Flocculant Solution Storage Tank	$11,029	4.2 Dia x 4.4 H	m	1	$11,029	$11,029	1.0		$11,029	Quote from B-R Construccciones in Hermosilo, Freight & IVA not yet Included
10.2.1.7 Flocculant Solution Distribution Pump, Progressing Cavity, 0.75 kW	$7,000	2	only	2	$3,500	$7,000	1.0		$7,000	Estimated
10.2.2 Piping	$4,117
10.2.2.1 Materials	$2,567	N/A	lump	1	$2,567	$2,567	1.0		$2,567	5% of Mechanical
10.2.2.2 Labor	$1,550	257	hrs	1	$1,240	$1,240	1.0	25%	$1,240	0.100 hr/$ of material

10.3. Sodium Hydroxide	$78,306
10.3.1 Mechanical	$72,493									$127,621
10.3.1.1 Caustic Solution Mixing Tank, 2.5 m Dia x 2.7 m	$5,250	2,100	kg	1	$2.50	$5,250	1.0		$5,250	Estimated by Weight
10.3.1.2 Caustic Solution Mixing Tank Agitator, 5 kW	$7,500	1	only	1	$7,500	$7,500	1.0		$7,500	Estimated
10.3.1.3 Caustic Solution Transfer Pump, 38 x 25 mm, 5 kW	$4,386	1	only	1	$4,386	$4,386	1.0		$4,386	Quote form B-R Construccciones in Hermosilo, Freight & IVA not yet Included
10.3.1.4 Caustic Solution Storage Tank, 3.4 m Dia x 3.6 m	$9,325	3,730	kg	1	$2.50	$9,325	1.0		$9,325	Estimated by Weight
10.3.1.5 Caustic Solution Circulating Pumps, 38 x 25 mm, 1 kW	$8,772	2	only	2	$4,386	$8,772	1.0		$8,772	Quote from B-R Construccciones in Hermosilo, Friehgt & IVA not yet Included
10.3.1.5 The Rest	$37,260
10.3.1.5.1 Other Materials & Equipment	$6,391	N/A	lump	1	$6,391	$6,391	1.0		$6,391	5% of Mechanical
10.3.1.5.2 Labor	$30,869	5,113	hrs	1	$24,695	$24,695	1.0	25%	$24,695	0.040 hr/$ of Mechanical
10.3.2 Piping	$5,813
10.3.2.1 Materials	$3,625	N/A	lump	1	$3,625	$3,625	1.0		$3,625	5% of Mechanical
10.3.2.2 Labor	$2,188	362	hrs	N/A	$1,751	$1,751	1.0	25%	$1,751	0.100 hr/$ of material

10.4 Reagent Bulking	$291,404
10.4.1 Civil/Earthwork	$—							25%
10.1.1 Excavation Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and filling the Valley
10.1.2 Backfill, Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and filling the Valley
10.4.2 Concrete	$228,563							25%
10.4.2.1 Minor	$182,850	318	m3	N/A	$575	$182,850	1.0		$182,850	Estimated from Layouts
10.4.2.2 Major	$—	—	m3	N/A	$430	$—	1.0		$—	Estimated from Layouts
10.3 Structural Steel	$25,783							25%
10.3.1 Major	$20,626	10	t	N/A	$2,100	$20,626	1.0		$20,626	Estimated from Layouts
10.3.2 Grating	$—	—	m2	N/A	$225	$—	1.0		$—	Estimated from Layouts
10.3.3 Stairs	$—	—	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
10.3.4 Handrait	$—	—	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
10.4.4 Architecture	$11,579
10.4.4.1 Materials	$9,306	423	m2	N/A	$22	$9,306	1.0		$9,306	Estimated from Layouts
10.4.4.2 Labor	$2,273	0.89	hrs/m2	N/A	$1,818	$1,818	1.0	25%	$1,818	Estimated from Layouts
10.4.5 Mechanical	$21,940									$16,988
10.4.5.1 Reagents Area Sump Pumps, 11 kW	$16,988	72x50	mm	2	$8,494	$16,988	1.0		$16,988	Quote from Warman plus Freight from Madison WI to Ocampo
10.4.5.2 Materials	$849	N/A	lump	N/A	$849	$849	1.0		$849	5% of Mechanical
10.4.5.3 Labor	$4,103	680	hrs	N/A	$3,282	$3,282	1.0	25%	$3,282	0.040 hr/$ of Mechanical
10.4.6 Piping	$1,759
10.4.6.1 Materials	$1,097	N/A	lump	1	$1,097	$1,097	1.0		$1,097	5% of Mechanical
10.4.6.2 Labor	$662	110	hrs	N/A	$530	$530	1.0	25%	$530	0.100 hr/$ of Mechanical
10.4.7 Electrical	$1,263
10.4.7.1 Materials	$1,097	N/A	lump	N/A	$1,097	$1,097	1.0		$1,097	5% of Mechanical
10.4.7.2 Labor	$166	27	hrs	N/A	$132	$132	1.0	25%	$132	0.025 hr/$ of material
10.4.8.1 Instrumentation & Controls	$518
10.4.8.1 Materials	$439	N/A		N/A	$439	$439	1.0%		$439	2% of Mechanical
10.4.8.2 Labor	$79	13	hrs	N/A	$64	$64	1.0	25%	$64	0.030 hr/$ of material

Page 12- 19

11. Impoundment	$183,569

11.1 Sediment Dam	$5,230
11.1.1 Civil/Earthwork	$5,230
11.1.1.1 Excavation, Class “B”, Borrow Material for Construction	$1,811	787	m3	N/A	$2.30	$1,811	1.0	$1,811	Quantities Estimated by Mines Group
11.1.1.2 Excavation, Class “C”	$3,343	787	m3	N/A	$4.25	$3,343	1.0	$3,343	Quantities Estimabed by Mines Group
11.1.1.3 Backfill, Class 2	$1,527	639	m3	N/A	$2.39	$1,527	1.0	$1,527	Quantities Estimated by Mines Group
11.1.1.4 Decant Pipe, 460 mm HDPE	$270	27	m	N/A	$10.00	$270	1.0	$270	Quantities Estimated by Mines Group, Unit Price Estimated
11.1.1.5 Perforated Decant Riser, 460 mm HDPE	$90	9	m	N/A	$10.00	$90	1.0	$90	Quantities Estimated by Mines Group, Unit Price Estimated
11.2 Starter Berm	$73,872
11.2.1 Civil/Earthwork	$73,872
11.2.1.1 Excavation, Class “B”, Borrow Material for Construction	$36,239	15,750	m3	N/A	$2.30	$36,239	1.0	$36,239	Quantities Estimated by Mines Group
11.2.1.2 Backfill, Class 2	$37,633	15,750	m3	N/A	$2.39	$37,633	1.0	$37,633	Quantities Estimated by Mines Group
11.3 Upstream Diversion Berm	$42,447
11.3.1 Civil/Earthwork	$42,447
11.3.1.1 Excavation, Class “B”, Borrow Material for Construction	$20,788	9,035	m3	N/A	$2.30	$20,788	1.0	$20,788	Quantities Estimated by Mines Group
11.3.1.2 Backfill, Class 2	$21,588	9,035	m3	N/A	$2.39	$21,588	1.0	$21,588	Quantities Estimated by Mines Group
11.3.1.3 Perforated Decant Riser, 300 mm HDPE	$70	10	m	N/A	$7.00	$70	1.0	$70	Quantities Estimated by Mines Group, Unit Price Estimated
11.4 Decant and Subdrain System (includes Trench)	$37,800
11.4.1 Civil/Earthwork	$37,800
11.4.1.1 Excavation, Class “C”, Trenches	$6,202	1,460	m3	N/A	$4.25	$6,202	1.0	$8,202	Quantities Estimated by Mines Group
11.4.1.2 Decant Towers, 400 mm Reinforced Concrete Pipe	$2,600	130	m	N/A	$20.00	$2,600	1.0	$2,600	Quantities Estimated by Mines Group, Unit Price Estimated
11.4.1.3 Decant Collection System, 300 mm Reinforced Concrete Pipe	$10,260	570	m	N/A	$18.00	$10,260	1.0	$10,260	Quantities Estimated by Mines Group, Unit Price Estimated
11.4.1.4 Subdrain, 200 mm ADS N-12 Perforated Pipe	$11,400	1,140	m	N/A	$10.00	$11,400	1.0	$11,400	Quantities Estimated by Mines Group, Unit Price Estimated
11.4.1.5 Crushed Drain Rock -75mm Nominal	$3,488	1,460	m3	N/A	$2.39	$3,488	1.0	$3,488	Quantities Estimated by Mines Group
11.4.16 Geotextile Filter Fabric	$3,650	3,650	m2	N/A	$1.00	$3,650	1.0	$3,650	Quantities Estimated by Mines Group, Unit Price Estimated
11.5 Decant and Subdrain System (includes trench)	$21,316
11.5.1 Civil/Earthwork	$21,316
11.5.1.1 Excavation, Class “C”, Trenches	$4,949	1,165	m3	N/A	$4.25	$4,949	1.0	$4,949	Quantities Estimated by Mines Group
11.5.1.2 Subdrain, 150 mm ADS N-12 Perforated Pipe	$10,350	690	m	N/A	$15	$10,350	1.0	$10,350	Quantities Estimated by Mines Group, Unit Price Estimated
11.5.1.3 Crushed Drain Rock, -75 mm Nominal	$2,913	1,165	m3	N/A	$2.50	$2,913	1.0	$2,913	Quantities Estimated by Mines Group
11.5.1.4 Geotextile Filter Fabric	$3,105	3,105	m2	N/A	$1.00	$3,105	1.0	$3,105	Quantities Estimated by Mines Group, Unit Price Estimated
11.6 Taillings Face Armor Layor	$—
11.6.1 Civil/Earthwork	$—
11.6.1.1 6 m Thickness of Mine Waste Rock	$—	229,775	m3	N/A	$—	$—	1.0	$—	Quantities Estimated by Mines Group, No Cost, Mine Operating Cost

Page 12- 20

12. Services	$1,125,376

12.1 Civil/Earthwork	$—							25%
12.1.1 Excavation, Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
12.1.2 Backfill, Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Included in Site Preparation, Knocking the two knobs off and Filling the Valley
12.2 Concrete	$107,534							25%
12.2.1 Minor	$68,827	80	m3	N/A	$575.00	$46,000	1.0		$46,000	Estimated from Layouts
12.2.2 Major	$17,200	40	m3	N/A	$430.00	$17,200	1.0		$17,200	Estimated from Layouts
12.3 Structural Steel	$84,000	40	t	N/A	$2,100.00	$84,000	1.0		$84,000	Estimated from Layouts
12.4 Architecture	$23,511
12.4.1 Materials	$23,377	25	m2	N/A	$22.00	$550	1.0		$550	Estimated from Layouts
12.4.2 Labor	$134	0.89	hrs/m2	N/A	$107.47	$107	1.0	25%	$107	Estimated from Layouts
12.5 Mechanical	$617,923									$460,621
12.5.1 Raw Water Reservoir to Storage Tank Pumps, 3.7 KW Submersible	$10,000	100	mm	2	$5,000	$10,000	1.0		$10,000	Estimated for Now, Waiting on Quotes
12.5.2 Fresh Water Pumps to Mill, 150 mm 15 Stage Vertical Turbine, 37.26kW	$20,000	2	only	2	$10,000	$20,000	1.0		$20,000	Estimated for Now, Waiting on Quotes
12.5.3 Raw/Fire Water Storage Tank	$112,750	9.4 Dia x 12.2 H	m	1	$112,750	$112,750	1.0		$112,750	Quote from B-R Construocciones in Hermosilo, Freight & IVA not yet included
12.5.4 Raw Water Distribution Pump, 7.5 kW	$7,882	38 x 25	mm	2	$3,941	$7,882	1.0		$7,882	Quote from Phoenix Pumps + Estimated Freight from EI Paso TX
12.5.5 Electric Fire Water Pump 45 kW	$10,000	150 x 125	mm	1	$10,000	$10,000	1.0		$10,000	Estimated
12.5.6 Diesel Fire Water Pump, 45 kW	$10,000	150 x 125	mm	1	$10,000	$10,000	1.0		$10,000	Estimated
12.5.7 Fire Water Jockey Pump, 0.75 kW	$4,993	38 x 25	mm	1	$4,993	$4,993	1.0		$4,993	Quote from Phoenix Pumps + Estimated Freight from EI Paso TX
12.5.8 Potable Water Treatment Plant Feed Storage Tank	$1,590	2.5 Dia x 2.5 H	m	1	$1,590	$1,590	1.0		$1,590	Quote from B-R Construocciones in Hermosilo, Freight & IVA not yet included
12.5.9 Potable Water Treatment Plant Feed Pump, 5.6 kW	$18,974	75 x 38	mm	2	$9,487	$18,974	1.0		$18,974	Quote from Phoenix Pumps + Estimated Freight from EI Paso TX
12.5.10 Potable Water Treatment Plant, Reverse Osmosis plus Chlorination	$10,000	10	L/min	1	$10,000	$10,000	1.0		$10,000	Estimated
12.5.11 Potable Water Treatment Plant Feed Storage Tank	$1,590	2.5 Dia x 2.5 H	m	1	$1,590	$1,590	1.0		$1,590	Quote from B-R Construocciones in Hermosilo, Freight & IVA not yet included
12.5.12 Potable Water Distribution Feed Pump, 1.5 kW	$10,142	38 x 25	mm	2	$5,071	$10,142	1.0		$10,142	Quoate from Phoenix Pumps + Estimated Freight from El Paso TX
12.5.13 Gland Water Storage Tank	$1,590	2.5 Dia x 2.5 H	m	1	$1,590	$1,590	1.0		$1,590	Quote from B-R Construocciones in Hermosilo, Freight & IVA not yet included
12.5.14 Gland Water Distribution Feed Pump, 11.2 kW	$11,464	38 x 25	mm	2	$5,732	$11,464	1.0		$11,464	Quote from Phoenix Pumps + Estimated Freight from El Paso TX
12.5.15 Process Solution Storage Tank	$93,958	9.4 Dia x 10.2 H	m	1	$93,958	$93,958	1.0		$93,958	Quote from B-R Construocciones in Hermosilo, Freight & IVA not yet included
12.5.16 Process Solution Distribution Feed Pump, 75 kW	$53,188	250 x 150	mm	2	$26,594	$53,188	1.0		$53,188	Quote from Phoenix Pumps + Estimated Freight from EI Paso TX
12.5.17 Process Air Blower, 4,000 Nm3/h @ 200 kPa, 75 kW	$70,000	N/A		2	$35,000	$70,000	1.0		$70,000	Estimated
12.5.18 Plant air Compressor, 170 Nm3/h @ 1,200 kPa, 22 kW	$20,000	N/A		2	$10,000	$20,000	1.0		$20,000	Estimated
12.5.19 Instrument Air Compressor, 20 Nm3/h @ 700 kPa, 5 kW	$2,500	N/A		1	$2,500	$2,500	1.0		$2,500	Estimated
12.5.20 The Rest	$157,302
12.5.20.1 Other Materials & Equipment	$46,062	N/A	lump	1	$46,062	$46,062	1.0		$46,062	10% of Mechanical
12.5.20.2 Labor	$111,240	18,425	hrs	1	$88,992	$88,992	1.0	25%	$88,992	0.040 hr/$ of Mechanical
12.6 Piping	$249,550
12.6.1 Pipeline from Fresh Water Storage Reservoir to Raw Water Tank	$200,000	N/A	lump	1	$200,000	$200,000	1.0		$200,000	See Tab “Pipelines”
12.6.2 Materials	$30,896	N/A	lump	1	$30,896	$30,896	1.0		$30,896	5% of Mechanical
12.6.3 Labor	$18,854	3,090	hrs	N/A	$14,923	$14,923	1.0	25%	$14,923	0.100 hr/$ of material
12.7 Electrical	$35,560
12.7.1 Materials	$30,896	N/A	lump	N/A	$30,896	$30,896	1.0		$30,896	5% of Mechanical
12.7.2 Labor	$4,663	772	hrs	N/A	$3,731	$3,731	1.0	25%	$3,731	0.025 hr/$ of material
12.8 Instrumentation & Controls	$7,298
12.8.1 Materials	$6,179	N/A	—	N/A	$6,179	$6,179	1.0		$6,179	1% of Mechanical
12.8.2 Labor	$1,119	185	hrs	N/A	$895	$895	1.0	25%	$895	0.030 hr/$ of material

13. Off Road Equipment Dedicated to Moving Stacked	$557,000

13.1 Dozer, Cat D6 Wide Track	$557,000	Cat D6 Dozer	lump	1	$557,000	$557,000	1.0		$557,000	Factored from D 9

Page 12-21

Gammon Lake Ocampo Project Capital Cost Estimate for 11,400 t/d Heap Leach
16-Nov-04

				Number	Cost
				of	per	Total	Installed	Contingency	Installed
		Equipment		Equipment	Equipment	Equipment	Cost	&	Equipment
		Size	Units	Units	Unit	Cost	Multiplier	Indirects	Cost	Comments
					$US	$US			$US
Capex $/kg Produced	$775

Plant - Total with Contingency	$20,043,028

Contingency $	$—

Contingency	$—	% of Total without Spares

Total Plant - With Spares	$20,043,028

Spare Parts	$566,804

Spare Parts	$5	% of Mechanical Piping, Electrical and Instrumentation Materials and Equipment

Total Civil	$2,961,715
Total Installation	$1,869,231

Total of mechanical, Piping, Electrical and Instrumentation Materials and Equipment	$11,336,081

Plant - Total No Contingency. No Spare Parts	$19,476,224

1. Primary Crushing	$2,677,940

1.1 Civil/Earthwork	$1,377,558							25%

1.1.1 Excavation, Class “C”, Average Rate	$1,102,046	259,440	m3	N/A	$4.25	$1,102,046	1.0		$1,102,046	Estimated from Layouts
1.1.2 Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Not Required
1.1.3 Reinforced Earth Retaining Wall	$—	—	m3	N/A	$310	$—	1.0		$—	Not Required
1.2 Concrete	$—							25%
1.2.1 Minor	$—	—	m3	N/A	$575	$—	1.0		$—	Estimated from Layouts
1.2.2 Major	$—	—	m3	N/A	$430	$—	1.0		$—	Estimated from Layouts
1.3 Structural Steel	$—							25%
1.3.1 Major	$—	—	I	N/A	$2.100	$—	1.0		$—	Estimated from Layouts
1.3.2 Grating	$—	—	m3	N/A	$225	$—	1.0		$—	Estimated from Layouts
1.3.3 Stairs	$—	—	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
1.3.4	$—	—	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
1.4 Architectural	$—
1.4.1 Materials	$—	—	m2	N/A	$22	$—	1.0		$—	Not Required
1.4.2 Labor	$—	0.89	hrs/m2	N/A	$—	$—	1.0	25%	$—	Not Required
1.5 Mechanical	$1,083,962									$644,326
1.5.1 Rock Breaker	$150,000	30	kW	1	$150,000	$150,000	1.0		$150,000	Factored from Barrick Cowal
1.5.2 Apron Feeder	$107,061	1.524 X 10.0	m	1	$107,061	$107,061	1.0		$107,061	Metso Quote + See Used Calcs
1.5.3 Law Crusher, C200, 1 600 x 2 000 mm, 300 kW, 670 to 771 t/h @ 229 mm CSS. Complete with Lube System and Spare Movable Jaw	$370,800	1 600 X 2 000	mm	1	$370,800	$370,800	1.0		$370,800	Metso Quote + See Used Calcs
1.5.4 Belt Conveyor, Law Crusher Discharge. 1 200 mm	$16,468	13	m	1	$16,466	$16,466	1.0		$16,466	See Used Calcs
1.5.5 The Rest	$449,636
1.5.5.1 Other Materials & Equipment	$131,665	N/A	lump	1	$64,433	$64,433	1.0		$64,433	10% of Mechanical
1.5.5.2 Labor	$317,971	25,773	hrs	1	$124,484	$124,484	1.0	25%	$124,484	0.040 hr/$ of Mechanical
1.6 Piping	$8,498
1.6.1. Materials	$5,299	N/A	lump	1	$3,282	$3,282	1.0		$3,282	0% of Mechanical
1.6.2 Labor	$3,199	530	hrs	N/A	$2,559	$2,559	1.0	25%	$2,559	0.100 hr/$ of material
1.7 Electrical	$177,060
1.7.1 Motor for Jaw Crusher, 300 kW	$30,200	1	only	1	$30,000	$30,000	1.0		$30,000	Quote from Collette Industrial
1.7.2 Other Materials	$123,840	N/A	lump	N/A	$76,577	$76,577	1.0		$76,577	7% of Mechanical
1.7.3 Labor	$23,220	3,846	hrs	N/A	$18,578	$18,576	1.0	25%	$18,576	0.025 hr/$ of material
1.8 Instrumentation & Controls	$20,862
1.8.1 Materials	$17,663	N/A	lump	N/A	$10,940	$10,940	1.0		$10,940	1% of Mechanical
1.8.2 Labor	$3,199	530	hrs	N/A	$2,559	$2,559	1.0	25%	$2,559	0.030 hr/$ of material

Page 12- 22

2. Overland Conveyor	$2,843,457
2.1 Civil/Earthwork	$279,791							25%
2.1.1 Excavation, Class “B”	$111,482	48,452	m3	N/A	$2.30	$111,482	1.0		$111,482	Calculated by SonNat
2.1.1 Excavation, Class “C”, Average Rate	$88,201	20,764	m3	N/A	$4.25	$88,201	1.0		$88,201	Calculated by SonNat
2.1.2 Backfill, Class 2	$24,149	10,107	m3	N/A	$2.39	$24,149	1.0		$24,149	Calculated by SonNat
2.2 Concrete	$409,500							25%
2.2.1 Minor	$276,000	480	m3	N/A	$575	$276,000	1.0		$276,000	Estimated from Layouts
2.2.2 Major	$51,600	120	m3	N/A	$430	$51,600	1.0		$51,600	Estimated from Layouts
2.3 Structural Steel	$78,790							25%
2.3.1 Major	$63,000	30	l	N/A	$2,100	$63,000	1.0		$63,000	Estimated from Layouts
2.3.2 Grating	$—	—	m2	N/A	$225	$—	1.0		$—	Included In Unit Cost
2.3.3 Stairs	$—	—	kg	N/A	$—	$—	1.0		$—	Included In Unit Cost
2.3.4 Handrail	$—	—	kg	N/A	$—	$—	1.0		$—	Included In Unit Cost
2.4 Architectural	$—	—
2.4.1 Materials	$—	—	m2	N/A	$22	$—	1.0		$—	Not Required
2.4.2 Labor	$—	0.89	hrs/m2	N/A	$—	$—	1.0	25%	$—	Not Required
2.5 Mechanical	$2,030,258									$1,317,066
2.5.1 Bell Conveyor, Overland, 900 mm	$849,069	1,325	m	1	$849,069	$849,069	1.0		$849,069
2.5.2 Cross Conveyor, with Center Point Flow for Discharge to High Grade Stockpile Conveyors, 900 mm	$457,996	250	m	1	$467,998	$467,998	1.0		$467,998	$50,000 adder for tripper
2.5.3 The Rest	$713,191
2.5.3.1 Other Materials & Equipment	$395,120	N/A	lump	1	$395,120	$395,120	1.0		$395,120	30% of Mechanical
2.5.3.2 Labor	$318,072	52,683	hrs	1	$254,457	$254,457	1.0	25%	$254,457	0.040 hr/$ of Mechanical
2.6 Piping	$3,50?
2.6.1 Materials	$2,188	N/A	lump	1	$2,188	$2,188	1.0		$2,188	0% of Mechanical
2.6.2 Labor	$1,321	219	hrs	N/A	$1,057	$1,057	1.0	25%	$1,057	0.100 hr/$ of Material
2.7 Electrical	$37,772
2.7.1 Materials	$32,819	N/A	lump	N/A	$32,819	$32,819	1.0		$32,819	3% of Mechanical
2.7.2 Labor	$4,954	820	hrs	N/A	$3,963	$3,963	1.0	25%	$3,963	0.025 hr/$ of Material
2.8 Instrumentation & Controls	$3,876
2.8.1 Materials	$3,282	N/A	lump	N/A	$3,282	$3,282	1.0		$3,282	0% of Mechanical
2.8.2 Labor	$594	98	hrs	N/A	$476	$476	1.0	25%	$476	0.030 hr/$ of Material

3. Ore Storage & Reclaim	$1,714,703

3.1 Civil/Earthwork	$264,901
3.1.1 Excavation, Class “C”, Average Rate	$1,672	394	m3	N/A	$4.25	$1,672	1.0	25%	$1,672	Estimated from Layouts
3.1.2 Backfill, Class 2	$476	200	m3	N/A	$2.39	$478	1.0	25%	$478	Estimated from Layouts
3.1.3 Tunnel, 4.0 m Round Corrugated Steel x 60 m Long, Low Grade Secondary Crusher Feed Conveyor	$126,378
3.1.3.1 Materials	$102,000	60	m	N/A	$1,700	$102,000	1.0		$102,000	Estimated from Layouts
3.1.3.2 Labor	$24,376	67.29	hrs/m	N/A	$19,501	$19,501	1.0	25%	$19,501	Estimated from Layouts
3.1.4 Tunnel, 4.0 m Round Corrugated Steel x 60 m Long, High Grade Secondary Crusher Feed Conveyor	$126,376
3.1.3.1 Materials	$102,000	60	m	N/A	$1,700	$102,000	1.0		$102,000	Estimated from Layouts
3.1.3.2 Labor	$24,376	67.29	hrs/m	N/A	$19,501	$19,501	1.0	25%	$19,501	Estimated from Layouts
3.2 Concrete	$3,405							25%
3.2.1 Minor	$575	1	m3	N/A	$575	$575	1.0		$575	Estimated from Layouts
3.2.2 Major	$2,150	5.00	m3	N/A	$430	$2,150	1.0		$2,150	Estimated from Layouts
3.3 Structural Steel	$69,375							25%
3.3.1 Major	$10,500	5	t	N/A	$2,100	$10,500	1.0		$10,500	Estimated from Layouts
3.3.2 Grating	$45,000	200	m3	N/A	$225	$45,000	1.0		$45,000	Estimated from Layouts
3.3.3 Stairs	$—	100	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
3.3.4 Handrail	$—	100	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
3.4 Architectural	$—	—	m2	N/A	$50	$—	1.0	25%	$—	Estimated from Layouts
3.5 Mechanical	$1,332,035									$1,031,386
3.5.1 Stockpile Reclaim Bell Feeders (6), 1 500 mm	$270,000	10	m	6	$45,000	$270,000	1.0		$270,000
3.5.2 Belt Conveyor, Low Grade Secondary Crusher Feed, 750 mm	$414,276	276	m	1	$414,276	$414,276	1.0		$414,276
3.5.3 Self Cleaning Bell Magnet, Low Grade Secondary Crusher Feed Conveyor	$24,000	5.5	kW	1	$24,000	$24,000	1.0		$24,000	Estimated for now
3.5.4 Metal Detector, Low Grade Secondary Crusher Feed Conveyor	$14,465	1	each	1	$14,465	$14,465	1.0		$14,465	Barrick Cowal
3.5.5 Bell Conveyor, High Grade Secondary/Tertiary Crushers Feed, 750 mm	$270,160	180	m	1	$270,180	$270,180	1.0		$270,180
3.5.6 Self Cleaning Bell Magnet, High Grade Secondary Crusher Feed Conveyor	$24,000	5.5	kW	1	$24,000	$24,000	1.0		$24,000	Estimated for now
3.5.7 Metal Detector, High Grade Secondary Crusher Feed Conveyor	$14,465	1	each	1	$14,465	$14,465	1.0		$14,465	Barrick Cowal
3.5.8 The Rest	$300,649
3.5.8.1 Other Materials & Equipment	$51,569	N/A	lump	1	$51,569	$51,569	1.0		$51,569	5% of Mechanical
3.5.8.2 Labor	$249,080	41,256	hrs	1	$199,264	$199,264	1.0	25%	$199,264	0.040 hr/$ of Mechanical
3.6 Piping	$4,273
3.6.1 Materials	$2,664	N/A	lump	1	$2,664	$2,664	1.0		$2,664	0% of Mechanical
3.6.2 Labor	$1,608	266	hrs	N/A	$1,287	$1,287	1.0	25%	$1,287	0.100 hr/$ of Mechanical
3.7 Electrical	$45,993
3.7.1 Materials	$39,961	N/A	lump	N/A	$39,961	$39,961	1.0		$39,961	3% of Mechanical
3.7.2 Labor	$6,032	999	hrs	N/A	$4,825	$4,825	1.0	25%	$4,825	0.025 hr/$ of Material
3.8 Instrumentation & Controls	$4,720
3.8.1 Materials	$3,996	N/A	lump	N/A	$3,996	$3,996	1.0		$3,996	0% of Mechanical
3.8.2 Labor	$724	120	hrs	N/A	$579	$579	1.0	25%	$579	0.030 hr/$ of material

Page 12- 23

4. Secondary & Tertiary Crushing	$2,637,392

4.1 Civil/Earthwork	$19,047
4.1.1 Excavation, Class “C”, Average Rate	$12,370	2,912	m3	N/A	$4.25	$12,370	1.0		$12,370	Estimated from Layouts
4.1.2 Backfill, Class 2	$478	200	m3	N/A	$2.39	$478	1.0		$478	Estimated from Layouts
4.1.3 Reinforced Earth Retaining Wall	$6,200	20	m2	N/A	$310	$6,200	1.0		$6,200	Estimated from Layouts
4.2 Concrete	$143,500
4.2.1 Minor	$57,500	100	m3	N/A	$575	$57,500	1.0		$57,500	Estimated from Layouts
4.2.2 Major	$86,000	200	m3	N/A	$430	$86,000	1.0		$86,000	Estimated from Layouts
4.3 Structural Steel	$54,375							25%
4.3.1 Major	$21,000	10	t	N/A	$2,100	$21,000	1.0		$21,000	Estimated from Layouts
4.3.2 Grating	$22,500	100	m7	N/A	$225	$22,500	1.0		$22,500	Estimated from Layouts
4.3.3 Stairs	$—	500	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
4.3.4 Handrail	$—	200	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
4.4 Architectural	$—
4.4.1 Materials	$—	—	m2	N/A	$22	$—	1.0		$—	Estimated from Layouts
4.4.2 Labor	$—	0.89	hrs/m2	N/A	$—	$—	1.0		$—	Estimated from Layouts
4.5 Mechanical	$2,248,807									$1,457,071
4.5.1 Cono Crusher, Low Grade Secondary, 450 kW c/w Lube System, Spare Mantle and Bowl	$1,048,670	HP700	N/A	1	$1,048,670	$1,048,670	1.0		$1,048,670	Factored up from Metso Quote for HP500 for now. Metso Quote to come
4.5.2 Belt Conveyor, Low Grade Secondary Crusher Discharge, 750 mm	$54,036	36	m	1	$54,036	$54,036	1.0		$54,036
4.5.3 Cone Crusher, High Grade Secondary, 450 kW c/w Lube System, Spare Mantle and Bowl	$444,337	HP700	N/A	1	$444,337	$444,337	1.0		$444,337	Factored up from Metso Quote for HP500 for now. Metso Quote to come
4.5.4 Bell Conveyor, Screen Feed, 1 200 mm	$41,991	50	m	1	$41,991	$41,991	1.0		$41,991
4.5.5 Double Deck Vibrating Screen	$65,095	24 x 7.3	m	1	$65,096	$65,096	1.0		$65,096	Metso Quote + Estimated Freight from Gastonia NC
4.5.6 Bell Conveyor, Screen Oversize No 1, 900 mm	$9,221	13	m	1	$9,221	$9,221	1.0		$9,221
4.5.7 Bell Weightometer, Screen Oversize Conveyor No 1	$25,000	1	each	1	$25,000	$25,000	1.0		$25,000	Barrick Cowal
4.5.8 Bell Conveyor, Screen Oversize No 2, 900 mm	$31,351	44	m	1	$31,351	$31,351	1.0		$31,351
4.5.9 Tertiary Crusher Feeders (2) 1500 mm	$76,269	10	m	2	$38,134	$76,269	1.0		$76,269
4.5.10 Cone Crusher, 250 kW c/w Lube System, Spare Mantle and Bowl	$444,501	HP400	N/A	1	$444,501	$444,501	1.0		$444,501	Metso Quote + Estimated Freight from
4.5.12 Belt Conveyor, Tertiary Crushers Discharge, 900 mm	$9,858	16	m	1	$9,858	$9,858	1.0		$9,858
4.5.13 Belt Conveyor, Crushed Ore to Leach Pad Feed Stockpile No 1, 900 mm	$562,464	336	m	1	$562,464	$562,464	1.0		$562,464
4.5.14 Belt Conveyor, Crushed Ore to Leach Pad Feed Stockpile No 2, 900 mm	$145,138	87	m	1	$145,136	$145,136	1.0		$145,136
4.5.15 Belt Weightometer, Crushed Ore to Leach Pad Feed Stockpile	$25,000	1	each	1	$25,000	$25,000	1.0		$25,000	Barrick Cowal
4.5.16 Baghouse, c/w Fan	$21,186	50,000	Nm3/h	1	$21,186	$21,186	1.0		$21,186	Estimated
4.5.17 The Rest	$791,736
4.5.16.1 Other Materials & Equipment	$231,841	N/A	lump	1	$145,707	$145,707	1.0		$145,707	10% of Mechanical
4.5.16.2 Labor	$559,895	58,283	hrs	1	$281,506	$281,506	1.0	25%	$281,506	0.040 hr/$ of Mechanical
4.6 Piping	$8,498
4.6.1 Materials	$5,299	N/A	lump	1	$3,282	$3,282	1.0		$3,282	0% of Mechanical
4.6.2 Labor	$3,199	530	hrs	N/A	$2,558	$2,558	1.0	25%	$2,558	0.100 hr/$ of material
4.7 Electrical	$142,302
4.7.1 Motors for Used Cone Crushers 450 kW	$30,200	1	only	1	$30,000	$30,000	1.0		$30,000	Quote from Collette Industrial
4.7.1 Materials	$123,640	N/A	lump	N/A	$76,577	$76,577	1.0		$76,577	7% of Mechanical
4.7.2 Labor	$18,662	3,091	hrs	N/A	$14,930	$14,930	1.0	25%	$14,930	0.025 hr/$ of material
4.8 Instrumentation & Controls	$20,862
4.8.1 Materials	$17,663	N/A	lump	N/A	$10,940	$10,940	1.0		$10,940	1% of Mechanical
4.8.2 Labor	$3,199	530	hrs	N/A	$2,559	$2,559	1.0	25%	$2,559	0.030 hr/$ of material

Page 12- 24

5. Stacking	$3,411,851

5.1 Civil/Earthwork	$—
5.1.1 Excavation, Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0		$—	Estimated from Layouts
5.1.2 Backfill, Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Estimated from Layouts
5.1.3 Tunnel, 3.0 m Round Corrugated Steel x 58 m Long. Main Head Pad Feed Conveyor	$103,276
5.1.3.1 Materials	$86,700	51	m	N/A	$1,700	$86,700	1.0		$86,700	Estimated from Layouts
5.1.3.2 Labor	$16,576	67.29	hrs/m	N/A	$16,576	$16,576	1.0		$16,576	Estimated from Layouts
5.2 Concrete	$—
5.2.1 Minor	$—	—	m3	N/A	$575	$—	1.0		$—	Estimated from Layouts
5.2.2 Major	$—	—	m3	N/A	$430	$—	1.0		$—	Estimated from Layouts
5.3 Structural Steel	$—							25%
5.3.1 Major	$—	—	l	N/A	$2,100	$—	1.0		$—	Estimated from Layouts
5.3.2 Grating	$—	—	m2	N/A	$225	$—	1.0		$—	Estimated from Layouts
5.3.3 Stairs	$—	—	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
5.3.4 Handrail	$—	—	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
5.4 Architectural	$—
5.4.1 Materials	$—	—	m3	N/A	$22	$—	1.0		$—	Estimated from Layouts
5.4.2 Labor	$—	0.88	hrs/m2	N/A	$—	$—	1.0		$—	Estimated from Layouts
5.5 Mechanical	$3,366,694									$ 2,164,038
5.5.1 Stockpile Reclaim Bell Feeders (3). 1 500 mm	$135,000	10	m	3	$45,000	$135,000	1.0		$135,000
5.5.2 Bell Conveyor, Overland, 900 mm	$327,267	195	m	1	$327,267	$327,267	1.0		$327,267
5.5.3 Bell Sampler, ARM Type	$75,000	1	lump	1	$75,000	$75,000	1.0		$75,000	Quote from Health & Sherwood
5.5.4 Hydrated Lime Bin, Vendor Supplied	$—	—	t	1	$2,100	$—	1.0		$—	Supplied by Lime Vendor
5.5.5 Hydrated Lime Screw Feeder, Vendor Supplied	$—	100 Dia x 1000	mm	1	$—	$—	1.0		$—	Supplied by Lime Vendor
5.5.6 Grasshopper Conveyors, 900 mm	$1,150,650	35	m	19	$60,561	$1,150,650	1.0		$1,150,650	Sao Francisco by Conveyor Engineering
5.5.7 Transverse Conveyor, 900 mm	$121,121	35	m	2	$60,561	$121,121	1.0		$121,121	Sao Francisco by Conveyor Engineering
5.5.8 Stacker, 1 050 mm	$375,000	28	m	1	$375,000	$375,000	1.0		$375,000	Sao Francisco by Conveyor Engineering
5.5.9 The Rest	$1,182,658
5.5.9.1 Other Materials & Equipment	$655,211	N/A	lump	1	$655,211	$655,211	1.0		$655,211	30% of Mechanical
5.5.9.2 Labor	$527,445	87,362	hrs	1	$421,956	$421,956	1.0	25%	$421,956	0.040 hr/$ of Mechanical
5.6 Piping	$3,509
5.6.1 Materials	$2,188	N/A	lump	1	$2,188	$2,188	1.0		$2,188	0% of Mechanical
5.6.2 Labor	$1,321	219	hrs	N/A	$1,057	$1,057	1.0	25%	$1,057	0.100 hr/$ of material
5.7 Electrical	$37,772
5.7.1 Materials	$32,619	N/A	lump	N/A	$32,819	$32,819	1.0		$32,819	3% of Mechanical
5.7.2 Labor	$4,954	820	hrs	N/A	$3,963	$3,963	1.0	25%	$3,963	0.025 hr/$ of material
5.8 Instrumentation & Controls	$3,876
5.8.1 Materials	$3,282	N/A	lump	N/A	$3,282	$3,282	1.0		$3,282	0% of Mechanical
5.8.2 Labor	$594	98	hrs	N/A	$476	$476	1.0	25%	$476	0.030 hr/$ of material

Page 12- 25

6. Process Solution Handling	$1,198,569

6.1 Civil/Earthwork	$—
6.1.1 Excavation, Class “C”, Average Rate	$—	—	m3	N/A	$4.25	$—	1.0		$—	Estimated from Layouts
6.1.2 Backfill, Class 2	$—	—	m3	N/A	$2.39	$—	1.0		$—	Estimated from Layouts
6.2 Concrete	$25,702
6.2.1 Minor	$25,702	5	m3	N/A	$575.00	$2,875	1.0		$2,875	Estimated from Layouts
6.2.2 Major	$—	—	m3	N/A	$430.00	$—	1.0		$—	Estimated from Layouts
5.3 Structural Steel	$5,250							25%
5.3.1 Major	$4,200	2	t	N/A	$2,100	$4,200	1.0		$4,200	Estimated from Layouts
5.3.2 Grating	$—	—	m2	N/A	$225	$—	1.0		$—	Estimated from Layouts
5.3.3 Stairs	$—	—	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
5.3.4 Handrail	$—	—	kg	N/A	$—	$—	1.0		$—	Estimated from Layouts
6.4 Architecture	$22,827
6.4.1 Materials	$22,827	—	m2	N/A	$22.00	$—	1.0		$—	Estimated from Layouts
6.4.2 Labor	$—	0.89	hrs/m2	N/A	$—	$—	1.0		$—	Estimated from Layouts
6.5 Mechanical	$206,640									$ 160,000
6.5.1 Pregnant Solution Pond to Storage Tank Pumps, 75 KW Submersible	$70,000	250	mm	2	$35,000	$70,000	1.0		$70,000	Estimated for Now, Waiting on Quotes
6.5.3 Pregnant Solution Transfer Pumps, 633 kW, 8 Stage Vertical Turbine	$90,000	450	mm	2	$45,000	$90,000	1.0		$90,000	Estimated for Now, Waiting on Quotes
6.5.2 The Rest	$46,840
6.5.2.1 Other Materials & Equipment	$8,000	N/A	lump	1	$8,000	$8,000	1.0		$8,000	5% of Mechanical
6.5.2.2 Labor	$38,640	6,400	hrs	1	$30,912	$30,912	1.0	25%	$30,912	0.040 hr/$ of material
6.6 Piping	$897,594
6.6.1 Pipeline from Preo Storage Tank to Mill Pregnant Solution Tank	$370,960	N/A	lump	1	$370,960	$370,960	1.0		$370,960	See Tab “Pipelines”
6.6.2 Pipeline from Barren Pond at Mill Site to Storage Tank at Heap Leach Site	$370,970	N/A	lump	1	$370,970	$370,970	1.0		$370,970	See Tab “Pipelines”
6.6.3 Piping and Drippers on of Heap Pad	$110,000	N/A	lump	1	$110,000	$110,000	1.0		$110,000	Richard Taylors Estimate
6.6.4 Other Materials	$20,664	N/A	lump	1	$20,664	$20,664	1.0		$20,664	10% of Mechanical
6.6.5 Labor	$25,000	N/A	lump	N/A			1.0	25%
6.7 Electrical	$35,674
6.7.1 Materials	$30,996	N/A	lump	N/A	$30,996	$30,996	1.0		$30,996	15% of Mechanical
6.7.2 Labor	$4,678	775	hrs	N/A	$3,743	$3,743	1.0	25%	$3,743	0.025 hr/$ of material
6.8 Instrumentation & Controls	$4,881
6.8.1 Materials	$4,133	N/A	lump	N/A	$4,133	$4,133	1.0		$4,133	2% of Mechanical
6.8.2 Labor	$749	124	hrs	N/A	$599	$599	1.0	25%	$599	0.030 hr/$ of material

Page 12- 26

10. Reagents, N/A, Provided by Mill System via Barren Pond	$—

10.1. Cyanide	$—
10.1.1 Mechanical	$—									$—
10.1.1.1 Hoist for Cyanide Flow Bins and Caustic Bulk Bags, 2?.2 kW	$—	1	only	0	$5,000	$—	1.0		$—	Estimated
10.1.1.2 Cyanide Mix/Storage Tank 2.1 m Dia x 6.5 m Long, Hemispherical Ends	$—	1	only	0	$15,539	$—	1.0		$—	Quote from 8-R. Freight & IVA not yet included
10.1.1.3 Cyanide Mix/Storage Tank Agitator, 5 kW	$—	1	only	0	$7,500	$—	1.0		$—	Estimated by Weight
10.1.1.4 Cyanide Mix/Storage Tank Exhaust Fan, 2 kW	$—	1	only	0	$1,500	$—	1.0		$—	Estimated
10.1.1.5 Cyanide Solution Circulating Pumps, 50 x 25 mm, 5.6 KW	$—	2	only	0	$6,520	$—	1.0		$—	Quote from Phoenix Pumps + Estimated Freight from EI Paso TX
10.1.1.6 The Rest	$—
10.1.1.5.1 Other Materials & Equipment	$—	N/A	lump	1	$—	$—	1.0		$—	1% of Mechanical
10.1.1.5.2 Labor	$—	—	hrs	1	$—	$—	1.0	25%	$—	0.040 hrs/$ of material
10.1.2 Piping	$—
10.1.2.1 Materials	$—	N/A	lump	1	$—	$—	1.0		$—	1% of Mechanical
10.1.2.2 Labor	$—	—	hrs	N/A	$—	$—	1.0	25%	$—	0.100 hr/$ of material

12. Services	$237,732

12.1 Civil/Earthwork	$2,687							25%
12.1.1 Excavation, Class “C”, Average Rate	$1,672	394	m3	N/A	$4.25	$1,672	1.0		$1,672	Estimated from Layouts
12.1.2 Backfill, Class 2	$478	200	m3	N/A	$2.39	$478	1.0		$478	Estimated from Layouts
12.2 Concrete	$107,534							25%
12.2.1 Minor	$68,827	80	m3	N/A	$575.00	$46,000	1.0		$46,000	Estimated from Layouts
12.2.2 Major	$17,200	40	m3	N/A	$430.00	$17,200	1.0		$17,200	Estimated from Layouts
12.3 Structural Steel	$84,000	40	l	N/A	$2,100.00	$84,000	1.0		$84,000	Estimated from Layouts
12.4 Architecture	$23,511
12.4.1 Materials	$23,377	25	m2	N/A	$22.00	$550	1.0		$550	Estimated from Layouts
12.4.2 Labor	$134	0.89	hrs/m2	N/A	$107.47	$107	1.0	25%	$107	Estimated from Layouts
12.5 Mechanical	$20,000									$20,000
12.5.1 Fresh Water Reservoir Pumps, Submersible 20 KW	$20,000	2	only	2	$10,000	$20,000	1.0		$20,000	Estimated for Now, Waiting on Quotes
12.5.20 The Rest	$—
12.5.20.1 Other Materials & Equipment	$—	N/A	lump	1	$—	$—	1.0		$—	0% of Mechanical
12.5.20.2 Labor	$—	—	hrs	1	$—	$—	1.0	25%	$—	0.040 hr/$ of material
12.6 Piping	$—
12.6.1 Materials	$—	N/A	lump	1	$—	$—	1.0		$—	0% of Mechanical
12.6.2 Labor	$—	—	hrs	N/A	$—	$—	1.0	25%	$—	0.100 hr/$ of material
12.7 Electrical	$—
12.7.1 Materials	$—	N/A	lump	N/A	$—	$—	1.0		$—	0% of Mechanical
12.7.2 Labor	$—	—	hrs	N/A	$—	$—	1.0	25%	$—	0.025 hr/$ of material
12.8 Instrumentation & Controls	$—
12.8.1 Materials	$—	N/A		N/A	$—	$—	1.0		$—	0% of Mechanical
12.8.2 Labor	$—	—	hrs	N/A	$—	$—	1.0	25%	$—	0.030 hr/$ of material

Page 12- 27

13. Heap Pad Base Preparation, Pregnant/Excess Solution and Barren Ponds		$4,043,729

13.1 Civil/Earthwork		$1,798,591
13.1.1 Clear, Grub and Remove Topsoil (150 mm)		$180,400	205,000	m3	N/A	$0.88	$180,400	1.0	$180,400	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.1.2 Subgrade Preparation		$117,275	101,100	m2	N/A	$1.16	$117,27?	1.0	$117,27?	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.1.3 Excavation to Structural Fill (Soil)		$586,250	125,000	m3	N/A	$4.69	$586,250	1.0	$586,250	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.1.4 Structural Fill		$119,500	50,000	m3	N/A	$2.39	$119,500	1.0	$119,500	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.1.5 Fill		$350,000	350,000	m3	N/A	$1.00	$350,000	1.0	$350,000	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.1.6 GCL Bedding Material		$34,500	23,000	m3	N/A	$1.50	$34,500	1.0	$34,500	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.1.7 Soil Liner, 300 mm Layer		$82,9?0	23,700	m3	N/A	$3.50	$82,9?0	1.0	$82,960	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.1.8 Liner Cover Material - 300 mm		$21,000	21,000	m3	N/A	$1.00	$21,000	1.0	$21,000	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.1.9 Liner Anchor Trench		$33,000	6,500	m	N/A	$5.00	$33,000	1.0	$33,000	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.1.10 Excavation to Structural Fill (rock) Estimated		$207,832	31,300	m3	N/A	$5.54	$207,832	1.0	$207,832	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.1.11 Perimeter Road		$20,000	2,000	m	N/A	$10.00	$20,000	1.0	$20,000	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.1.12 Access Roads		$2,400	240	m	N/A	$10.00	$2,400	1.0	$2,400	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.1.13 Perimeter Fence		$43,483	2,380	m	N/A	$1?.27	$43,483	1.0	$43,483	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.2 Concrete		$115,000
13.2.1 Stormwater Pipe Encasement		$115,000	200	m3	N/A	$575.00	$115,000	1.0	$115,000	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.3 Geosynthetics		$1,985,357
13.3.1 2.0 mil LLDPE Pad Liner		$966,000	241,500	m2	N/A	$4.00	$966,000	1.0	$966,000	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.3.2 2.0 mil LLDPE Pad Liner Installation		$169,050	241,500	m2	N/A	$0.70	$169,050	1.0	$169,050	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.3.3 2.0 mil LLDPE Pad Liner Freight		$29,940	499	l	N/A	$60.00	$29,940	1.0	$29,940	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.3.4 1.5 mil LLDPE Pad Liner		$41,985	13,500	m2	N/A	$3.11	$41,985	1.0	$41,985	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.3.5 1.5 mil LLDPE Pad Liner Installation		$9,450	13,500	m2	N/A	$0.70	$9,450	1.0	$9,450	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.3.6 1.5 mil LLDPE Pad Liner Freight		$1,320	22	l	N/A	$60.00	$1,320	1.0	$1,320	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.3.7 Geosynthetic Clay Liner		$420,000	150,000	m2	N/A	$2.80	$420,000	1.0	$420,000	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.3.8 Geosynthetic Liner Installation		$105,000	160,000	m2	N/A	$0.70	$105,000	1.0	$105,000	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.3.9 Geosynthetic Liner Freight		$232,755	885	l	N/A	$263.00	$232,755	1.0	$232,755	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.3.10 Geonet (PN 3000) Pond Leak Detection		$7,257	4,100	m2	N/A	$1.77	$7,257	1.0	$7,257	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.3.11 Geonet Liner		$1,640	4,100	m2	N/A	$0.40	$1,640	1.0	$1,640	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.3.12 Geonet Liner Freight		$960	16	t	N/A	$60.00	$960	1.0	$960	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.4 Pipes and Sumps		$89,781
13.4.1 100 mm N12 Perforated Pipe		$35,816	20,800	m	N/A	$1.77	$35,816	1.0	$35,816	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.4.2 Installation Labor		$616	20,800	m	N/A	$0.03	$616	1.0	$616	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.4.2 150 mm N12 Perforated Pipe	$	?9,683	2,300	m	N/A	$4.21	$9,683	1.0	$9,683	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.4.2 Installation Labor		$102	2,300	m	N/A	$0.04	$102	1.0	$102	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.4.3 200 mm N12 Perforated Pipe		$21,750	2,900	m	N/A	$7.50	$21,750	1.0	$21,750	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.4.2 Installation Labor		$129	2,900	m	N/A	$0.04	$129	1.0	$129	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.4.4 250 mm N12 Perforated Pipe		$4,352	340	m	N/A	$12.60	$4,352	1.0	$4,352	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.4.2 Installation Labor		$20	340	m	N/A	$0.06	$20	1.0	$20	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.4.5 250 mm N12 Pipe (Storm)		$10,773	700	m	N/A	$15.39	$10,773	1.0	$10,773	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.4.2 Installation Labor		$41	700	m	N/A	$0.0?	$41	1.0	$41	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.4.6 50 mm Leak Detection Pipe		$5,434	2,200	m	N/A	$2.47	$5,434	1.0	$5,434	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.4.2 Installation Labor		$65	2,200	m	N/A	$0.03	$65	1.0	$65	Quantities Estimated by Mines Group, Unit Price Estimated from Previous Projects
13.5 Mobilization		$55,000

14. Off Road Equipment Dedicated to Heap Pad		$710,851

14.1 Dozer, Cat D9		$710,851	Cat D9 Dozer	lump	1	$710,851	$710,851	1.0	$710,851	Quote from Caterpillar, CH

Page 12- 28

Average Camp Occupation	Camp Capacity Required

		% of Time	Number of Persons in Camp			Number of Rooms
Group	Complement	in Camp	Years 1 to 6	Year 7	Year 8	Required

Mill	43	50%	22	22	5	22	shared with cross shift
G & A	11	50%	6	6	3	11	room is empty when on days off
G & E	21	69%	14	14	0	21	room is empty when on days off
Heap Leach	37	50%	19	10	2	19	shared with cross shift
U/G Mine	150	50%	75	36	0	75	shared with cross shift
O/P Mine	100	30%	30	15	0	30	shared with cross shift
Camp	0	50%	0	0	0	0	shared with cross shift
Contractors (Assay Lab)	10	50%	5	3	1	5	allowance
Contractors (Other)	20	50%	10	4	0	10	allowance
Visitors	5	100%	5	0	0	5	allowance
Total	397		186	110	11	197

Construction						300	Estimated, could be temporary or contractor provided
Total						497

Pagina 12- 29

HERMOSILLO, SONORA A 22 DE SEPTIEMBRE DEL 2004

PRESUPUESTO # 469/2004

KAPPES, CASSIDAY AND ASSOCIATES

INGENIERIA DE PROCESOS

AT’N. ING. HECTOR DIAZ GALAVIZ

AT’N. ING. PEDRO ROSALES V.

PRESENTE.-

ESTAMOS PRESENTANDO A SU AMABLE CONSIDERACION PRESUPUESTO DE CONSTRUCCION DE DORMITORIOS CON SERVICIO SANITARIO.

OBRA:                                                       MODULO PARA OFICINAS DE 30.00 X 9.90 MTS. Y ALTURA DE 3.00 A 3.90 MTS.

A DOS AGUAS.

CONCEPTO	CANTIDAD	UNIDAD	P.U.	IMPORTE

PRELIMINARES

01.- TRAZO Y NIVELACION DEL TERRENO	356.50	M2	7.29	$2,598.89
SUB TOTAL PRELIMINARES				$2,598.89

CIMENTACION

04.- DENTELLON PERIMETRAL CON CONCRETO fc= 150 KG/CM2, TMA 3/4” Y DE SECCION 0.2 X 0.2 MTS. INCLUYE EXCAVACION	85.00	ML	211.35	$17,964.75

05.- LOSA DE CIMENTACION CON CONCRETO PULIDO CON LLANA DE fc=150 KG/CM2, REFORZADO CON MALLA ELECTROSOLDADA 6-6/10-10 DE A=10 CMS Y T.M.A. =1 1/2”, INCLUYE: JUNTAS FRIAS ENTRE MODULO Y CIMBRA.	356.50	M2	346.38	123,484.47

06.- SUMINISTRO Y COLOCACION DE PLACAS DE APOYO DE 3/8”X10”X10” CON ANCLAS DE 4 VAR. LISAS DE 1/2” DE 40 CMS. PARA RECIBIR ES-TRUCTURA DE FIERRO.	10.00	PZA	239.88	2,398.80
SUB TOTAL CIMENTACION				$143,848.02

ESTRUCTURA

07.- SUMINISTRO E INSTALACION DE ESTRUCTURA METALICA A BASE DE POLIN MONTEN 10MT14, Y 8MT14, EN CAJA Y/O SENCILLO, INCLUYE: CORTE, MAN OBRA Y PINTURA ESMALTE ALKI-DALICA ANTICORROSIVA.	2,608.10	KG	51.67	134,760.53
SUB TOTAL DE ESTRUCTURA				$134,760.53

Pagina 12- 30

CONCEPTO	CANTIDAD	UNIDAD	P.U.	IMPORTE

MUROS, CUBIERTA, PUERTAS Y VENTANAS

08.- SUMINISTRO E INSTALACION DE MULTYMURO MCA. MULTYPANEL DE PRIMERA CALIDAD EN 2” DE ESPESOR, ANCHO EFECTIVO DE 110 CMS, CAL 26/26, POL. STD./POL. STD., LISO CON RIBS, COLOR BLANCO/BLANCO, CON EXCLUSIVO MACHIMBRE CON FIJACION OCULTA, NUCLEO DE ESPUMA RIGIDA DE POLIURETANO EN 40 KG/M3, AUTOEXTINGUIBLE, ALTA CAPACIDAD ESTRUCTURAL INCUYE: ACCESORIOS CORTES Y SELLADO CON SIKAFLEX 1-A.	649.33	M2	667.15	$433,200.51

09.- SUMINISTRO DE MULTYTECHO MARCA MULTYPANEL DE PRIMERA CALIDAD EN 2” DE ESPESOR, ANCHO EFECTIVO DE 100 CMS., CAL 28/28, POL. STD./POL. STD., COLOR BLANCO, LISO CON EXCLUSIVO MACHIMBRE A PRUEBA DE CONDENSACION CON PLACA DE FIJACION OCULTA CON TAPAJUNTAS, NUCLEO DE ESPUMA RIGIDA DE POLIURETANO DE 40 KG/M3 AUTOEXTINGUIBLE, ALTA CAPACIDAD ESTRUCTURAL INCLUYE: ACCESORIOS, CORTES Y SELLADO CON SIKAFLEX 1-A.	341.00	M2	624.47	212,944.27

10.- SUMINISTRO E INSTALACION DE MULTYPUERTA LISA DE 0.83 X 2.06 MTS., INCLUYE: BASTIDOR TUBULAR SENCILLO, BISAGRAS Y CERRADURA CON LLAVE.	7.00	PZA	1,402.20	9,815.40

11.- SUMINISTRO E INSTALACION DE PUERTA FIBREX PINTADO, PARA INTERIORES DE 0.70 X 2.06 MTS. INCLUYE: BASTIDOR TUBULAR SENCILLO, BISAGRAS Y CERRADURA.	15.00	PZA	1,023.45	15,351.75

12.- SUMINISTRO E INSTALACION DE VENTANA DE 0.80 X 0.40 MTS. EN ALUMINIO NATURAL DE 1 1/2”, CRISTAL GOTEADO Y MOSQUITERO. INCLUYE CORTES, PERFILADO Y SELLADO.	3.00	PZA	400.00	1,200.00

Pagina 12- 31

CONCEPTO	CANTIDAD	UNIDAD	P.U.	IMPORTE

13.- SUMINISTRO E INSTALACION DE VENTANA DE 1.20 X 1.00 MTS. EN ALUMINIO NATURAL DE 1 1/2”, CRISTAL CLARO DE 3MM Y MOSQUITERO INCLUYE: CORTES, PERFILADO Y SELLADO.	24.00	PZA	688.24	16,517.76
SUB TOTAL MUROS, CUBIERTA, PUERTAS Y VENTANAS				$689,060.69

INSTALACION ELECTRICA

15.- SALIDA DE CONTACTO 110V.	30.00	SAL	287.25	8,617.50

16.- SALIDA DE APAGADOR	15.00	SAL	288.11	4,321.65

17.- SALIDA DE CONTACTO/APAGADOR	5.00	SAL	305.55	1,527.75

19.- SUMINISTRO Y COLOCACION DE INTERRUPTOR 1 POLO	8.00	PZA	67.86	542.88

30.- SALIDA DE CONTACTO 220 V.	4.00	SAL	681.53	2,726.12

31.- SUMINISTRO Y COLOCACION DE INTERRUPTOR 2 POLOS	4.00	PZA	319.68	1,278.72

32.- SUMINISTRO Y COLOCACION DE CENTRO DE CARGA DE 12 C.	2.00	PZA	2,265.63	4,531.26

33.- SALIDA DE CENTRO, INCLUYE SUMINISTRO Y COLOCACION DE LAMPARA ENVOLVENTE 2 X 39	45.00	PZA	1031.82	46,431.90
SUB TOTAL INSTALACION ELECTRICA				$69,977.78

INSTALACION HIDRAULICA Y SANITARIA:

20.- TUBERIA DE PVC DE 4” (100 mm) DE DIAMETRO MARCA DURALON, INCLUYE: TRAZO, EXCAVACION, TENDIDO, CAMA DE ARENA, RELLENO COMPACTADO Y PRUEBAS.	40.00	ML	93.11	$3,724.40

21.- TUBERIA DE COBRE 1/2” DE DIAMETRO MARCA DURALON, INCLUYE: TRAZO, EXCAVACION, TENDIDO, CONEXIONES, PZAS ESPECIALES Y PRUEBAS.	40.00	ML	85.06	3,402.40

Pagina 12- 32

CONCEPTO	CANTIDAD	UNIDAD	P.U.	IMPORTE

22.- W.C. ECONOMICO, INCLUYE: VALCULA DE TANQUE BAJO, CUELLO DE CERA, PIJAS, LLAVE DE CONTROL, MANGUERA, ASIENTO, SUMINISTRO, COLOCACION Y RAMALEO HIDRAULICO Y SANITARIO.	7.00	PZA	2,884.18	20,189.26

23.- LAVABO DE CERAMICA COLOR BLANCO, INCLUYE LLAVE DE CONTROL, LLAVE INDIVIDUAL, MANGUERA DE ALIMENTACION, CESPOL MATERIAL Y RAMALEO HIDRAULICO Y SANITARIO.	5.00	PZA	1,806.13	9,030.65

26-. REGISTRO SANITARIO A BASE DE LADRILLO, CON TAPA DE CONCRETO, MARCO Y CONTRAMARCO METALICO 60X40 CM.	4.00	PZA	1,665.44	6,661.76
SUB TOTAL INSTALACION HIDRAULICA Y SANITARIA				$43,040.47

Pagina 12- 33

R E S U M E N

PRELIMINARES			$2,598.89

CIMENTACION			143,848.02

ESTRUCTURA			134,760.53

MUROS, CUBIERTA, PUERTAS Y VENTANAS			689,060.69

INSTALACION ELECTRICA			69,977.78

INSTALACION HIDRAULICA Y SANITARIA			43,040.47
			$1,083,286.38

SUB TOTAL			$1,083,286.38

15% I.V.A.			162,492.96

TOTAL			$1,245,779.34

MXP/USD	11.30	USD	$95,866.05

Plus Equipment, from Marlin			$36,000.00

Plus communications, from Marlin			$100,000.00

Plus survey equipment from Mintec			$100,000.00

Total Equipment			$236,000.00

Total			$331,866.05

Contingency			0%

Total with Contingency			$331,866.05

Pagina 12- 34

CONDICIONES DE VENTA

* OBRA CIVIL, ESTRUCTURA, INSTALACION ELECTRICA E HIDROSANITARIA

** 30% DE ANTICIPO

** RESTO EN ESTIMACIONES SEMANALES

* MUROS Y CUBIERTA

** 50% DE ANTICIPO

** 45% PREVIA NOTIFICACION DE EMBARQUE

**  5% AL TERMINO DE LA INSTALACION

** TIEMPO DE ENTREGA DE PRODUCTOS MULTYPANEL: 25 DIAS MAS TRASLADO

** TIEMPO DE EJECUCION DE LA OBRA EN GENERAL: 05 A 06 SEMANAS HABILES

(ESTE TIEMPO SE PUEDE AJUSTAR A LAS NECESIDADES DEL CLIENTE)

** EL CIENTE SUMINISTRARA ENERGIA ELECTRICA 110 V. Y 220 V. A PIE DE LA OBRA

** PRECIOS SUJETOS A CAMBIOS SIN PREVIO AVISO

( CUALQUIER CAMBIO EN LAS CANTIDADES SERA MOTIVO DE REVISION DE LOS PRECIOS UNITARIO )

**  PRECIOS LIBRE A BORDO EN BASASIACHI, CHIHUAHUA

*EL CLIENTE ENTREGARA EL TERRENO NIVELADO Y COMPACTADO, LISTO PARA DESPLANTAR LOSA DE CIMENTACION.

** NO INCLUYE:	* ALIMENTACION ELECTRICA
* ALIMENTACION HIDRAULICA
* REGISTROS ELECTRICOS
* OBRA EXTERIOR EN GENERAL
* PLAFOND

* ACABADO EN POSOS
AGRADECIENDO DE ANTEMANO SU ATENCION A LA PRESENTE Y ESPERANDO VERNOS
FAVORECIDOS CON SU DECISION, NOS DESPEDIMOS COMO SIEMPRE.

ATENTAMENTE

ING. MIGUEL E. TREJO ARVAYO

Pagina 12- 35

HERMOSILLO, SONORA A 22 DE SEPTIEMBRE DEL 2004

PRESUPUESTO # 471/2004

KAPPES, CASSIDAY AND ASSOCIATES

INGENIERIA DE PROCESOS

AT’N. ING. HECTOR DIAZ GALAVIZ

AT’N. ING. PEDRO ROSALES V.

PRESENTE.-

ESTAMOS PRESENTANDO A SU AMABLE CONSIDERACION PRESUPUESTO DE CONSTRUCCION DE DORMITORIOS CON SERVICIO SANITARIO.

OBRA:                                                       MODULO PARA LABORATORIO DE 22.50 X 14.00 MTS. Y ALTURA DE 3.00 A 4.30 MTS. A DOS AGUAS.

CONCEPTO	CANTIDAD	UNIDAD	P.U.	IMPORTE

PRELIMINARES

01.- TRAZO Y NIVELACION DEL TERRENO	434.00	M2	7.29	$3,163.86
SUB TOTAL PRELIMINARES				$3,163.86

CIMENTACION

04.- DENTELLON PERIMETRAL CON CONCRETO fc= 150 KG/CM2, TMA 3/4” Y DE SECCION 0.2 X 0.2 MTS. INCLUYE EXCAVACION	87.00	ML	211.35	$18,387.45

05.- LOSA DE CIMENTACION CON CONCRETO PULIDO CON LLANA DE fc=150 KG/CM2, REFORZADO CON MALLA ELECTROSOLDADA 6-6/10-10 DE A=10 CMS Y T.M.A.=1 1/2”, INCLUYE: JUNTAS FRIAS ENTRE MODULO Y CIMBRA.	434.00	M2	346.38	150,328.92

06.- SUMINISTRO Y COLOCACION DE PLACAS DE APOYO DE 3/8”X10”X10” CON ANCLAS DE 4 VAR. LISAS DE 1/2” DE 40 CMS. PARA RECIBIR ESTRUCTURA DE FIERRO.	12.00	PZA	239.88	2,878.56
SUB TOTAL CIMENTACION				$171,594.93

ESTRUCTURA

07.- SUMINISTRO E INSTALACION DE ESTRUCTURA (METALICA A BASE DE POLIN MONTEN 8MT14, Y 4MT14, EN CAJA Y/O SENCILLO, INCLUYE: CORTE, MANIOBRA Y PINTURA ESMALTE ALKIDALICA ANTICORROSIVA.	2,770.00	KG	51.67	143,125.90
SUB TOTAL DE ESTRUCTURA				$143,125.90

Pagina 12- 36

CONCEPTO	CANTIDAD	UNIDAD	P.U.	IMPORTE

MUROS, CUBIERTA, PUERTAS Y VENTANAS

08.- SUMINISTRO E INSTALACION DE MULTYMURO MCA. MULTYPANEL DE PRIMERA CALIDAD EN 2” DE ESPESOR, ANCHO EFECTIVO DE 110 CMS, CAL 26/26, POL. STD./POL. STD., LISO CON RIBS, COLOR BLANCO/BLANCO, CON EXCLUSIVO MACHIMBRE CON FIJACION OCULTA, NUCLEO DE ESPUMA RIGIDA DE POLIURETANO EN 40 KG/M3, AUTOEXTINGUIBLE, ALTA CAPACIDAD ESTRUCTURAL INCLUYE: ACCESORIOS CORTES Y SELLADO CON SIKAFLEX 1-A.	662.00	M2	667.15	$441,653.30

09.- SUMINISTRO DE MULTYTECHO MARCA MULTYPANEL DE PRIMERA CALIDAD EN 2” DE ESPESOR, ANCHO EFECTIVO DE 100 CMS., CAL 26/26, POL. STD./POL. STD., COLOR BLANCO, LISO CON EXCLUSIVO MACHIMBRE A PRUEBA DE CONDENSACION CON PLACA DE FIJACION OCULTA CON TAPAJUNTAS, NUCLEO DE ESPUMA RIGIDA DE POLIURETANO DE 40 KG/M3 AUTOEXTINGUIBLE, ALTA CAPACIDAD ESTRUCTURAL INCLUYE: ACCESORIOS, CORTES Y SELLADO CON SIKAFLEX 1-A.	349.60	M2	624.47	218,314.71

10.- SUMINISTRO E INSTALACION DE MULTYPUERTA LISA DE 0.83 X 2.06 MTS., INCLUYE: BASTIDOR TUBULAR SENCILLO, BISAGRAS Y CERRADURA CON LLAVE.	2.00	PZA	1,402.20	2,804.40

11.- SUMINISTRO E INSTALACION DE PUERTA FIBREX PINTADO, PARA INTERIORES, DE 0.70 X 2.06 MTS. INCLUYE: BASTIDOR TUBULAR SENCILLO, BISAGRAS Y CERRADURA.	11.00	PZA	1,023.45	11,257.95

Pagina 12- 37

CONCEPTO	CANTIDAD	UNIDAD	P.U.	IMPORTE

13.- SUMINISTRO E INSTALACION DE VENTANA DE 1.20 X 1.00 MTS. EN ALUMINIO NATURAL DE 1 1/2”, CRISTAL CLARO DE 3MM. Y MOSQUITERO INCLUYE: CORTES, PERFILADO Y SELLADO.	28.00	PZA	688.24	19,270.72
SUB TOTAL MUROS, CUBIERTA, PUERTAS Y VENTANAS				$693,338.08

INSTALACION ELECTRICA

15.- SALIDA DE CONTACTO 110V	56.00	SAL	287.25	16,086.00

16.- SALIDA DE APAGADOR	12.00	SAL	288.11	3,457.32

19.- SUMINISTRO Y COLOCACION DE INTERRUPTOR 1 POLO	8.00	PZA	67.86	542.88

30.- SALIDA DE CONTACTO 220V	14.00	SAL	681.53	9,541.42

31.- SUMINISTRO Y COLOCACION DE INTERRUPTOR 2 POLOS	14.00	PZA	319.68	$4,475.52

32.- SUMINISTRO Y COLOCACION DE CENTRO DE CARGA DE 12 C.	4.00	PZA	2,265.63	9,062.52

33.- SALIDA DE CENTRO, INCLUYE SUMINISTRO Y COLOCACION DE LAMPARA ENVOLVENTE 2 X 39	45.00	PZA	1,031.82	$46,431.90
SUB TOTAL INSTALACION ELECTRICA				$89,597.56

INSTALACION HIDRAULICA Y SANITARIA:

20.- TUBERIA DE PVC DE 4” (100 mm) DE DIAMETRO MARCA DURALON, INCLUYE: TRAZO, EXCAVACION, TENDIDO, CAMA DE ARENA, RELLENO COMPACTADO Y PRUEBAS.	30.00	ML	93.11	$2,793.30

21.- TUBERIA DE COBRE 1/2” DE DIAMETRO MARCA DURALON, INCLUYE: TRAZO, EXCAVACION, TENDIDO, CONEXIONES, PZAS ESPECIALES Y PRUEBAS.	30.00	ML	85.06	2,551.80

Pagina 12- 38

CONCEPTO	CANTIDAD	UNIDAD	P.U.	IMPORTE

22.- W.C. ECONOMICO, 1NCLUYE: VALCULA DE TANQUE BAJO, CUELLO DE CERA, PIJAS, LLAVE DE CONTROL, MANGUERA, ASIENTO, SUMINISTRO, COLOCACION Y RAMALEO HIDRAULICO Y SANITARIO.	6.00	PZA	2,884.18	17,305.08

23.- LAVABO DE CERAMICA COLOR BLANCO, INCLUYE LLAVE DE CONTROL, LLAVE INDIVIDUAL, MANGUERA DE ALIMENTACION, CESPOL MATERIAL Y RAMALEO HIDRAULICO Y SANITARIO.	6.00	PZA	1,806.13	10,836.78

24.- SALIDA HIDRAULICA Y SANITARIA PARA REGADERA, INCLUYE, COLADERA, LLAVES Y REGADERA CROMADA.	4.00	PZA	1,240.92	4,963.68

25.- PREPARACION HIDRAULICA Y DE GAS PARA BOYLER	4.00	PZA	748.23	2,992.92

26.- REGISTRO SANITARIO A BASE DE LADRILLO, CON TAPA DE CONCRETO, MARCO Y CONTRAMARCO METALICO 60X40 CM.	4.00	PZA	1,665.44	6,661.76

27.- DESCARGA EN PVC DE 2” INCLUYE RAMALEO	12.00	SAL	625.00	7,500.00
SUB TOTAL INSTALACION HIDRAULICA Y SANITARIA				$55,643.32

Pagina 12- 39

R E S U M E N

PRELIMINARES			$3,163.86

CIMENTACION			171,594.93

ESTRUCTURA			143,125.90

MUROS, CUBIERTA, PUERTAS Y VENTANAS			693,338.08

INSTALACION ELECTRICA			89,597.56

INSTALACION HIDRAULICA Y SANITARIA			55,643.32

SUB TOTAL			$1,156,463.65

15% I.V.A.			173,469.55

TOTAL			$1,329,933.20

MXP/USD	11.30	USD	$102,341.92

Plus Equipment, from Marlin			$26,000.00

Total			$128,341.92

Contingency			0%

Total with Contingency			$128,341.92

Pagina 12- 40

CONDICIONES DE VENTA

* OBRA CIVIL, ESTRUCTURA, INSTALACION ELECTRICA E HIDROSANITARIA

** 30% DE ANTICIPO

** RESTO EN ESTIMACIONES SEMANALES

* MUROS Y CUBIERTA

** 50% DE ANTICIPO

** 45% PREVIA NOTIFICACION DE EMBARQUE

**  5% AL TERMINO DE LA INSTALACION

** TIEMPO DE ENTREGA DE PRODUCTOS MULTYPANEL: 25 DIAS MAS TRASLADO

** TIEMPO DE EJECUCION DE LA OBRA EN GENERAL: 05 A 06 SEMANAS HABILES

(ESTE TIEMPO SE PUEDE AJUSTAR A LAS NECESIDADES DEL CLIENTE)

** EL CIENTE SUMINISTRARA ENERGIA ELECTRICA 110 V. Y 220 V. A PIE DE LA OBRA

** PRECIOS SUJETOS A CAMBIOS SIN PREVIO AVISO

( CUALQUIER CAMBIO EN LAS CANTIDADES SERA MOTIVO DE REVISION DE LOS PRECIOS UNITARIO )

** PRECIOS LIBRE A BORDO EN BASASIACHI, CHIHUAHUA

* EL CLIENTE ENTREGARA EL TERRENO NIVELADO Y COMPACTADO, LISTO PARA DESPLANTAR LOSA DE CIMENTACION.

** NO INCLUYE:	* ALIMENTACION ELECTRICA
* ALIMENTACION HIDRAULICA
* REGISTROS ELECTRICOS
*OBRA EXTERIOR EN GENERAL
* PLAFOND
*ACABADO EN PISOS

AGRADECIENDO DE ANTEMANO SU ATENCION A LA PRESENTE Y ESPERANDO VERNOS
FAVORECIDOS CON SU DECISION, NOS DESPEDIMOS COMO SIEMPRE.

ATENTAMENTE

ING. MIGUEL E. TREJO ARVAYO

Page 12- 41

15-Nov-04

Gammon Lake Resources

Ocampo Project

Mobile Equipment Capital Costs

Description	Unit Cost FOB Ocampo	Number of Units	Total Cost	Source

Forklift, Smooth Terrain, 7 Ton	$50,000	1	$50,000	Allowance

Utility Vehicles, 1/2 t Pickup Truck, Regular Cab, 4 Wheel Drive	$35,000	5	$175,000	Allowance

75 Ton Mobile Crane	$150,000	1	$150,000	Allowance

Flatbed 5 t Truck with 3 t Hydraulic Boom Crane and Outriggers	$65,000	1	$65,000	Allowance

Flatbed 5 t Truck with ArcWeld Outfit and Gas Welding/Cutting Set	$65,000	1	$65,000	Allowance

Small Front End Loader (Bobcat)	$25,000	1	$25,000	Allowance

Mid Sized Front End Loader with Bucket, Forks and Pickstick (Cat 966)	$100,000	1	$100,000	Allowance

Forklift, Rough Terrain, 7 Ton	$65,000	1	$65,000	Allowance

Bus, School Type	$75,000	2	$150,000	Allowance

Utility Vehicle, General Managers Vehicle, Large SUV, 4 Wheel Drive	$50,000	1	$50,000	Allowance

Vehicle, Fire Fighting, Pumper/Tanker Truck	$125,000	1	$125,000	Allowance

Total			$1,020,000

Contingency			20%

Total with Contingency			$1,224,000

Page 12- 42

15-NOV-04

Gammon Lake Resources

Ocampo Project

Overall Site Capital Costs

Description	Cost USD $	Source

Fencing
- around property perimeter	$412,717	Grupo Industrial Tauro SA, Monterrey/Hermosillo/Culiacan
- around refinery	$3,382	”
- around reagent storage and mixing areas	$3,550	”
Total	$419,649

Potable Water Distribution from Storage Tank at Mill to Points of Use - Warehouse/Administration Building/Laboratory/Change Houses/Shops/Restaurant/Plant Restrooms/Safety Showers/Camp	$50,000	Allowance

Sewage Treatment and Disposal	$26,000	Marlin

Upgrade Access Road, Maycoba/Moris/Ocampo	$160,000

Total	$655,649

Contingency	0%

Total with Contingency	$655,649

Page 12- 43

4-Nov-15

Gammon Lake Resources

Ocampo Project

Power Supply and Distribution Capital Costs

Description	Cost USD $	Source

1,825 kW @ 12.5 kV, Continuous Service Cummins DQKC Gen Set, Each	$222,100	Cummins Eastern Canada
Options as Described in Estimate, per GenSet	$16,334
Total FOB El Paso TX	$238,434
Weight Each Unit, kg	15,000
Distance from El Paso to Ocampo, km	700
Freight Rate, USD $/t-km	$0.15
Total Freight, per Unit	$1,575
Total Cost per Unit Delivered to Ocampo	$240,009
10 MW required capacity, number of units required	6
Standby units	1
Total units	7

Total uninstalled cost	$1,680,063
Install rate from previous project	30%	Marlin
Total installed cost	$2,184,082

Primary Distribution	$230,200

Mill Site	$100,000	1,000 m at USD $1,000 per m
12.5 kV in cable vaults to 3 inidividual substations - crushing and screening, grinding and thickening, leach/recovery/tailings

Camp, Primary Crusher, Secondary and Tertiary Crusher	$130,200	4.2 km at USD $31,000 per km
12.5 kV overhead line to individual unit substations

Secondary Distribution	$—	included as allowance in unit capex estimates
Transform to 4,160 and 440/480 V at individual unit substations, transmit to MCC’s, distribute to connected drivers. Transform to 110 V single phase and 220 V 2 phase and distribute

Total	$2,414,282

Contingency	20%

Total with Contingency	$2,897,138

Page 12- 44

1-0ct-04

Gammon Lake Resources

Ocampo Project

Site Preparation Capital Costs

Description	Volume Removed	Rate USD $/m3	Cost USD $	Source
	m3

Mill Site Rock Removal, Drill and Blast, Class C, 2 m per bench	508,200	$4.25	$2,159,850	Volume - Mines Group - Tony Crews. Rate - Santa Rosa Construcciones

Transport removed rock to valley fill for site for mill shop/lab/admin building restaurant/warehouse.	508,200	$2.39	$1,214,598	Volume - Mines Group - Tony Crews. Rate - Santa Rosa Construcciones

Total			$3,374,448

Contingency			10%

Total with Contingency			$3,711,893

Page 12- 45

1-Oct-04

Gammon Lake Resources

Ocampo Project

Water Supply Capital Costs

Only the dam for the fresh water capture and storage reservoir is required to be costed here. Pumps and piping have been included in the mill and heap leach capital costs

Description	Quantities	Units	Rate USD $/unit	Cost USD $	Source

1.0 Major Earthworks				$525,386
1.1 Fitter Zone Volume	28,981	m3	$1.50	$43,472	Volume - Mines Group - Tony Crews. Rate - Estmated Delivered Mine Waste
1.2 Core Zone Volume	85,455	m3	$2.30	$196,547	Volume - Mines Group - Tony Crews. Rate - Machine Diggable Clay, Santa Rosa Constructions
1.3 Shell Zone Volume	169,175	m3	$1.50	$253,763	Volume - Mines Group - Tony Crews. Rate - Estimated Delivered Mine Waste
1.4 Drainage Zone Volume	5,302	m3	$1.50	$7,953	Volume - Mines Group - Tony Crews. Rate - Estimated Delivered Mine Waste
1.4 Cutoff Trench Fill Volume	15,768	m3	$1.50	$23,652	Volume - Mines Group - Tony Crews. Rate - Estimated Delivered Mine Waste
	219,226

2.0 Other Items				$24,926.64
2.1 Reinforced Concrete Pipe CP, 1.22 m (48 in)	240	m	$150.00	$36,000	Quantity - Mines Group - Tony Crews. Rate
2.2 Perforated Pipe, HDPE, 0.3 m	97	m	$5.00	$485	Quantity - Mines Group - Tony Crews. Rate
2.3 Solid Pipe, HDPE, 0.3 m	10	m	$5.00	$50	Quantity - Mines Group - Tony Crews. Rate
2.4 Valve, Gate, Sliding, 1.22 m (48 in)	1	only	$5,000.00	$5,000	Quantity - Mines Group - Tony Crews. Rate
2.5 Accress foot Bridge, Al Beams & Joists, Metal Deck, 1.5 m W x 9 m Long	1	only	$1,000.00	$1,000	Quantity - Mines Group - Tony Crews. Rate
2.6 Reinforced Concrete Cuttoff Collars	266	m3	$575	$152,950	Quantity - Mines Group - Tony Crews. Rate
2.7 Miscellaneous Reinforced Concrete in Outlet Structures	32	m3	$575	$18,400	Quantity - Mines Group - Tony Crews. Rate
2.8 Cutoff Trench Excavation	15,768	m3	$4.25	$67,014	Quantity - Mines Group - Tony Crews. Rate - Drill and Blast, Santa Rosa Constructions
2.9 Emergency Spillway Excavation	2,110	m3	$4.25	$8,968	Quantity - Mines Group - Tony Crews. Rate - Drill and Blast, Santa Rosa Constructions
2.10 Principal Spillway Excavation	4,000	m3	$4.25	$17,000	Quantity-Mines Group-Tony Crews. Rate - Drill and Blast, Santa Rosa Constructions
2.11 Principal Spillway Backfill	3,600	m3	$2.39	$8,604	Quantity - Mines Group - Tony Crews. Rate - Santa Rosa Constructions
2.12 Cleaning and Grubbing (Embankment Area)	2.33	ha	$8,800.00	$20,504	Quantity - Mines Group - Tony Crews. Rate - Magisterial
2.13 Cleaning and Grubbing (Reservoir Area)	21.4	ha	$8,800.00	$188,320	Quantity- Mines Group - Tony Crews. Rate - Magisterial
2.14 Riprap	110	m3	$1.50	$165	Volume - Mines Group - Tony Crews. Rate - Estimated Delivered Mine Waste

Total				$550,312

Contingency				20%

Total with Contingency				$660,375

Page 12- 46

1-Oct-04

Gammon Lake Resources

Ocampo Project

Mine Maintenance Shop Capital Costs

Description	Cost USD $	Source

Shop and Mezzanine as per Drawings Heap Leach/7299-300,301	$707,142	Santa Rosa Construcciones, Hermosillo

Total	$707,142

Contingency	0%

Total with Contingency	$707,142

Page 12- 47

1-Oct-04

Gammon Lake Resources

Ocampo Project

Mill Maintenance Shop Capital Costs

Description	Cost USD $	Source

Shop and Mezzanine as per Drawing Overall/7299-302	$120,540	Estimated from $574/m2 for the mine shop for only 210 m2

Total	$120,540

Contingency	0%

Total with Contingency	$120,540

Page 12- 48

1-Oct-04

Gammon Lake Resources

Ocampo Project

Warehouse Capital Costs

Description	Cost USD $	Source

Warehouse as per Drawing Overall/7299-302	$273,186	Santa Rosa Construcciones, Hermosillo

Total	$273,186

Contingency	0%

Total with Contingency	$273,186

Page 12- 49

1-Oct-04

Gammon Lake Resources

Ocampo Project

First Fills Capital Costs

Grinding Rods
Mill Diameter, inside Liners, m	3.0
Mill Length, inside Liners, m	4.0
Mill Volume, inside Liners, m3	28
Rod Load, % of Volume	40
Rod Charge Less Void Space, %	65	Estimated
Volume of Steel, m3	7.35
SG Steel	7.86
Weight of Rods for First Fill, kg	57752
Rod Price, USD $/kg	$1.02	Operating Costs
Cost of Rods for First Fill, USD $	$58,907

Grinding Balls
Mill Diameter, inside Liners, m	4.1
Mill Length, inside Liners, m	5.8
Mill Volume, inside Liners, m3	77
Ball Load, % of Volume	40
Ball Charge Less Void Space, %	65	Estimated
Volume of Steel, m3	19.90
SG Steel	7.86
Weight of Balls for First Fill, kg	156409
Ball Price, USD $/kg	$1.00	Operating Costs
Cost of Balls for First Fill, USD $	$156,409

Total	$215,316

Contingency	0%

Total with Contingency	$215,316

Page 12-50

1-Oct-04

Gammon Lake Resources

Ocampo Project

Working Capital Costs

Description	Cost	Source
	USD $

One Months Operating Costs, Mill	$810,561	Operating Costs
One Month’s Operating Costs, Heap Leach	$613,494	Operating Costs
One Month’s Operating Costs, Underground Mining	$915,000	Estimated at $20/t, includes development and waste
One Month’s Operating Costs, Open Pit Mining Mining	$1,708,000	Estimated at $4/t ore, includes stripping @3:1
One Month’s Operating Costs, General & Administrative	$35,852	Operating Costs
Total before Contingency	$4,082,907
Contingency	0%
Total with Contingency	$4,082,907

Page 13-1

13.0  MILL, HEAP LEACH AND GENERAL OPERATING COSTS

13.1                        Milling

13.1.1                                           Production

The Ocampo underground mine and mill project is expected to produce 426,711 troy ounces of gold at an average gold recovery of 96 % and 20.8 million troy ounces of silver at an average silver recovery of approximately 93 % over the life of the project.  Based upon an ore reserve of 3,080,497 metric tons, at average grades of gold and silver of 4.49 g/t and 236 g/t, respectively, the ore processing rate was set at a nominal 550,000 metric tons per year, resulting in a project life of about 5.6 years.  Average gold and silver production per year is about 78,376 and 4.1 million troy ounces, respectively.

13.1.2                                           Operating Costs

Operating costs for the Ocampo mill have been estimated using, where possible, project specific staffing, salary, wage, and benefit requirements; unit consumption of materials, supplies, power, and water; and delivered supply costs.

The operating costs have been estimated and presented without added contingency allowances.  The processing, support and general and administrative operating costs are considered to have an accuracy range of +/-15%.

Operating costs have been based upon information obtained from the following sources:

•                  Project metallurgical testwork and process engineering;

•                  Budgetary quotations from potential suppliers of project operating and maintenance supplies and materials;

•                  Operating experience from other area mines of a similar nature;

•                  Recent KCA project file data;

•                  Experience of KCA staff with other, similar operations.

Kappes, Cassiday and Associates	Sec 13.0 Mill, Heap Leach & General Operating Costs
November 2004

Page 13-2

Where specific data do not exist, cost allowances have been based upon consumption and operating requirements at other similar properties for which reliable data exist.

All costs are presented in United States dollars.

13.1.2.1                                 Summary

The average operating cost for processing gold and silver ore from the underground mine at the Ocampo Project is USD $15.08 per metric ton of ore.

Unit operating costs by area are presented in Table 13-1-1.

Table 13-1-1

Average Unit Operating Costs

For the Milling Operations

Unit Operation	Unit Cost
USD $/t
Crushing	0.56
Grinding and Thickening	2.11
Leaching	2.73
CCD Washing	0.62
Merrill Crowe Recovery	1.11
Refinery	1.29
Tailings Treatment and Disposal	0.41
Reagents Handling	0.03
Maintenance Shop	0.36
General (Includes Power)	5.62
Metallurgical	0.23
Total	15.08

Rounding may cause slight variances in the total operating costs.

These costs are based upon ownership of all project production equipment and site facilities.  The estimate is based upon the Owner employing and directing all operating, maintenance, and support personnel.

Page 13-3

The IVA, paid for imports and domestic services, will be refunded because the project produces a product that is exported.  There is, for all intents and purposes, no value added tax for the project.

The operating cost estimation spreadsheets used to develop the costs presented above are in Appendix II.  The spreadsheets contain the details of operating costs totals and unit costs per metric ton by area and by category. The spreadsheets are page numbers AII-1 to 27.

Page 13-4

13.1.2.2                               Personnel Complement

The personnel complement for the processing plant is shown in Table 13-1-2.

Table 13-1-2  Mill Operations and Maintenance Staffing

Gammon Lake Resources, Ocampo Project, Mill Operating Costs, Personnel Complement

Description	Schedule
Total Mill Complement		43
Superintendent	22 8 h days on, 10 off	1
General Mill Foreman	22 8 h days on, 10 off	1
Met Tech	2 weeks on, 2 off	2
Total Operations		24
Operations Supervisor	2 weeks on, 2 off	4
Senior Operator	2 weeks on, 2 off	1
Refinery Operator	4 days on, 4 off	4
Leach Operator	4 days on, 4 off	4
Grinding Operator	4 days on, 4 off	4
Crusher Operator	4 days on, 4 off	4
Trainee	4 days on, 4 off	2
Summer Student	22 8 h days on, 10 off	1
Temp Labor	6 days on, 1 off	0
Total Maintenance		15
Maintenance Supervisor	22 8 h days on, 10 off	1
Maintenance Planner	22 8 h days on, 10 off	1
Millwright Leadhand	22 8 h days on, 10 off	1
Millwright 3	22 8 h days on, 10 off	10
Millwright 2	22 8 h days on, 10 off	0
Millwright 1	22 8 h days on, 10 off	0
Electrician/Instrumentation Technician	2 weeks on, 2 off	2

Page 13-5

3.1.2.3                                                         Labor Rates

Labor rates are shown Table 13-1-3 below.

Table 13-1-3  Mill Operations and Maintenance Pay Rates

Employee Type	Description	Annual Salary Loaded	Loaded Hourly Rate

	Total Mill Complement		5.16
Salaried	Superintendent	$50,042	22.91
Salaried	General Mill Foreman	$25,736	11.78
Salaried	Met Tech	$7,149	4.89
	Total Operations		4.25
Salaried	Operations Supervisor	$22,876	10.47
Hourly	Senior Operator		5.63
Hourly	Refinery Operator		4.09
Hourly	Leach Operator		4.09
Hourly	Grinding Operator		2.53
Hourly	Crusher Operator		1.53
Hourly	Trainee		1.38
Hourly	Summer Student		1.38
Hourly	Temp Labor		1.38
	Total Maintenance		5.94
Salaried	Maintenance Supervisor	$22,876	10.47
Salaried	Maintenance Planner	$7,149	4.89
Hourly	Millwright Leadhand		6.19
Hourly	Millwright 3		5.63
Hourly	Millwright 2		4.09
Hourly	Millwright 1		2.53
Hourly	Electrician/Instrumentation Technician		5.63

	Camp Costs		0.00

Page 13-6

13.1.2.4                               Commodities Usage

Commodities usage rates are shown in Table 13-1-4.

13.1.2.5                               Commodities Pricing

Commodities pricing is shown in Table 13-1-5.

Page 13-7

Table 13-1-4

Commodity	Usage	Source
	kg/t
Grinding Rods	0.31	Comminution

Rod Mill Liners	0.033	Comminution

Grinding Balls	1.50	Comminution

Flocculant in the Grinding Thickener	0.025	Design Criteria

Cyanide	1.75	Design Criteria

Quicklime, 100% CaO Basis	1.66	Design Criteria

Flocculant in all Four CCD Thickeners	0.100	Design Criteria

Flocculant in Tailings Filtration	0.075	Design Criteria

Zinc Dust	1.5	kg/kg Au + Ag, Design Criteria

Diatomaceous Earth	98	kg/d, Design Criteria

Lead Nitrate	98	kg/d, Design Criteria

Silica	0.50	kg/kg Au + Ag, Design Criteria

Borax	0.80	kg/kg Au + Ag, Design Criteria

Fluorspar	0.04	kg/kg Au + Ag, Design Criteria

Nitre	0.04	kg/kg Au + Ag, Design Criteria

Soda Ash	0.26	kg/kg Au + Ag, Design Criteria

Antiscalant	161	kg/d, Design Criteria

Diesel	0.66	L/kg Au + Ag, Design Criteria

Sodium Hydroxide	0.01	kg/kg NaCN, Design Criteria
=	0.02	kg/t

Water	18.7	m3/h, Design Criteria, Mass Balance

Page 13-8

Table 13-1-5. Commodities Prices

Commodity	Price	Units	Source
	USD$/unit

Grinding Rods	1.02	kg	Quote from AltaSteel 27AUG04

Rod Mill Liners	2.50	kg	Estimated for now for Noranda wave type

Grinding Balls	0.75	kg	El Cubo

Flocculant	3.24	kg	Letter from Ashland Chemical in Hermosillo, Sonora, Mexico. FOB Ocampo

Cyanide	1.22	kg	Proposal from DuPont. FOB Ocampo

Quicklime	0.1158	kg	El Cubo

Zinc Dust	2.10	kg	El Cubo

Diatomaceous Earth	1.05	kg	Letter from SonNat for DE in 50 lb sacks FOB Ocampo

Lead Nitrate	1.73	kg	Estimated for now

Silica	0.74	kg	Letter from SonNat for silica in 50 kg sacks FOB Ocampo

Borax	1.15	kg	Letter from SonNat for borax in 50 kg sacks FOB Ocampo

Fluorspar	1.32	kg	Letter from SonNat for fluorspar in 50 lb sacks FOB Ocampo

Nitre	0.88	kg	Letter from SonNat for sodium nitrate in 50 kg sacks FOB Ocampo

Soda Ash	0.81	kg	Letter from SonNat for soda ash in 50 kg sacks FOB Ocampo

Antiscalant	1.07	kg	Letter from Ashland Chemical in Hermosillo, Sonora, Mexico. FOB Ocampo

Diesel	0.35	L	Provided by SonNat

Power	0.0583	kWh	Average Noroeste Rate from CFE

Power, Demand	16.13	kW	Noroeste Rate from CFE,

Power	0.0890	kWh	Site Generated Diesel, Reference, Operating Costs, Power Generation Rev A

Power, Demand	0.00	kg	Site Generated

Water	0.2267	m3	Provided by SonNat

Sodium Hydroxide	0.71	kg	Letter from SonNat for sodium hydroxide in 50 kg sacks FOB Ocampo

Page 13-9

13.1.2.6                               Power Usage

The power usage for the processing plant is shown in Table 13-1-6 on pages 13-10 to 13-13.

13.1.2.7                               Analytical Costs

The analytical costs for the processing plant are shown in Table 13-1-7.

Page 13-10

Equipment	Equipment Number	Quantity	Attached kW, Each	Attached kW, Total	Hours/Day	% Availability	Load	kwh/day	kwh/t

Crushing
Rock Breaker		1	30	30	0.5	100%	80%	12	0.008
Apron Feeder		1	15	15	4.0	100%	80%	48	0.032
Jaw Crusher		1	150	150	12.0	100%	50%	900	0.600
Lube Unit for Jaw Crusher		1	1	1	12.0	100%	80%	10	0.006
No 1 Conveyor		1	4	4	12.0	100%	80%	36	0.024
Self Cleaning Magnet Belt Drive		1	2	2	12.0	100%	80%	19	0.013
Self Cleaning Magnet Power Supply & Rectifier		1	2	2	12.0	100%	80%	19	0.013
No 2 Conveyor		1	45	45	12.0	100%	80%	429	0.286
Metal Detector		1	0	0	12.0	100%	80%	1	0.001
Vibrating Screen		1	60	60	12.0	100%	80%	576	0.384
No 3 Conveyor		1	1	1	12.0	100%	80%	11	0.007
No 4 Conveyor		1	22	22	12.0	100%	80%	215	0.143
Cone Crusher		1	300	300	12.0	100%	80%	2,880	1.920
Lube Unit for Cone Crusher		1	1	1	12.0	100%	80%	10	0.006
Hydraulic Unit for Cone Crusher		1	5	5	12.0	100%	80%	48	0.032
No 5 Conveyor		1	30	30	12.0	100%	80%	286	0.191
Wet Scrubber Fan		1	40	40	12.0	100%	80%	384	0.256
Wet Scrubber Discharge Pump		1	8	8	12.0	100%	80%	72	0.048
Crusher Building Sump Pump		1	11	11	0.5	100%	80%	4	0.003
Lights, Miscellaneous		3%	22	22	12.0	100%	100%	261	0.174
				748				6,221	4.147
Grinding & Thickening
Lime Feeder		1	1	1	24.0	95%	80%	18	0.012
Rod Mill Feed Conveyor		1	6	6	24.0	95%	80%	102	0.068
Rod Mill		1	410	410	24.0	95%	100%	9,348	6.232
Lube Unit for Rod Mill		1	1	1	24.0	95%	80%	18	0.012
Rod Charger		1	1	1	0.3	100%	80%	0	0.000
Cyclone Feed Pump		1	93	93	24.0	95%	80%	1,696	1.131
Ball Mill		1	1350	1350	24.0	95%	99%	30,565	20.376
Lube Unit for Ball Mill		1	1	1	24.0	95%	80%	18	0.012
Grinding Thickener Rake Drive		1	2	2	24.0	95%	80%	36	0.024
Grinding Thickener Rake Lift		1	0.5	1	0.1	100%	80%	0	0.000
Grinding Thickener Underflow Pump		1	11	11	24.0	95%	80%	204	0.136
Grinding Thickener Overflow Pump		1	11	11	24.0	95%	80%	204	0.136
Overhead Crane		1	75	75	1.0	95%	80%	57	0.038
Rod Mill Area Sump Pump		1	11	11	4.0	95%	80%	33	0.022
Ball Mill Area Sump Pump		1	11	11	4.0	95%	80%	33	0.022
Grinding Thickener Area Sump Pump		1	5	5	4.0	95%	80%	15	0.010
Lights, miscellaneous		3%	59.7	60	12.0	100%	100%	716	0.477
				2049				43,066	28.711
Leaching
Conditioner/Surge Tank Agitator		1	45	45	24.0	95%	80%	821	0.547
No 1 Leach Tank Agitator		1	45	45	24.0	95%	80%	821	0.547
No 2 Leach Tank Agitator		1	45	45	24.0	95%	80%	821	0.547
No 3 Leach Tank Agitator		1	45	45	24.0	95%	80%	821	0.547
No 4 Leach Tank Agitator		1	45	45	24.0	95%	80%	821	0.547
No 5 Leach Tank Agitator		1	45	45	24.0	95%	80%	821	0.547
No 6 Leach Tank Agitator		1	45	45	24.0	95%	80%	821	0.547
Leaching Area Sump Pump		1	11	11	1.0	95%	80%	8	0.006
Lights, miscellaneous		3%	9.8	10	12.0	100%	100%	117	0.078
				336				5,871	3.914

Page 13-11

Washing
First Stage CCD Thickener Rake Drive	1	2	2	24.0	95%	80%	36	0.024
First Stage CCD Thickener Rake Lift	1	0.5	1	0.1	100%	80%	0	0.000
First Stage CCD Thickener Underflow Pump	1	11	11	24.0	95%	80%	204	0.136
First Stage CCD Thickener Overflow Pump	1	11	11	24.0	95%	80%	204	0.136
Second Stage CCD Thickener Rake Drive	1	2	2	24.0	95%	80%	36	0.024
Second Stage CCD Thickener Rake Lift	1	0.5	1	0.1	100%	80%	0	0.000
Second Stage CCD Thickener Underflow Pump	1	11	11	24.0	95%	80%	204	0.136
Third Stage CCD Thickener Rake Drive	1	2	2	24.0	95%	80%	36	0.024
Third Stage CCD Thickener Rake Lift	1	0.5	1	0.1	100%	80%	0	0.000
Third Stage CCD Thickener Underflow Pump	1	11	11	24.0	95%	80%	204	0.136
Fourth Stage CCD Thickener Rake Drive	1	2	2	24.0	95%	80%	36	0.024
Fourth Stage CCD Thickener Rake Lift	1	0.5	1	0.1	100%	80%	0	0.000
Fourth Stage CCD Thickener Underflow Pump	1	11	11	24.0	95%	80%	204	0.136
Washing Area Sump Pump	1	11	11	1.0	95%	80%	8	0.006
Lights, miscellaneous	3%	2.31	2	24.0	100%	100%	55	0.037
			79				1,231	0.821
Merrill Crowe Recovery
Clarification Filters Feed Pump	1	149	149	24.0	95%	26%	889	0.592
Precoat Tank Agitator	1	1	1	24.0	95%	26%	3	0.002
Precoat Feed Pump	1	2	2	4.0	95%	26%	2	0.001
Deaeration Towers Feed Pump	1	75	75	24.0	95%	26%	447	0.298
Deaeration Towers Vacuum Pump	1	37	37	24.0	95%	26%	221	0.147
Zinc Dust Feeder	1	0.25	0	24.0	95%	26%	1	0.001
Press Feed Pump	1	149	149	24.0	95%	26%	889	0.592
Barren Pump	1	37	37	24.0	95%	26%	221	0.147
Recovery Area Sump Pump	1	11	11	1.0	95%	26%	3	0.002
Lights, miscellaneous	3%	13.8	14	12.0	100%	26%	43	0.029
			475				2,719	1.813
Refinery							Page AII-	33
Drying Oven	1	135	135	12.0	95%	52%	807	0.538
Flux/Precipitate Mixer	1	2	2	6.0	95%	52%	6	0.004
Refinery Area Hoist for Flux Bags	1	2	2	2.0	95%	52%	2	0.001
Refinery Area Hoist for Slag Pots & Dore	1	2	2	8.0	95%	52%	8	0.005
Angle Grinder for Bar Cleaning	1	1	1	6.0	95%	52%	3	0.002
Portable Fume Extractor for Bar Cleaning Table	1	1	1	6.0	95%	52%	3	0.002
Precipitate Transfer Screw Conveyor No 1	1	2	2	6.0	95%	52%	6	0.004
Precipitate Transfer Screw Conveyor No 2	1	2	2	6.0	95%	52%	6	0.004
Precipitate Transfer Hopper Screw Conveyor	1	2	2	6.0	95%	52%	6	0.004
Drill Press or Bar Sampling	1	1	1	6.0	95%	52%	3	0.002
Electronic Weigh Scale for Bar Weights	1	0	0	6.0	95%	52%	0	0.000
Wet Scrubber	1	22	22	12.0	95%	52%	131	0.088
Scrubber Effluent Circulating Pump	1	10	10	12.0	95%	52%	60	0.040
Refinery Area Sump Pump	1	1	1	1.0	95%	52%	0	0.000
Lights, miscellaneous	3%	4.1	4	12.0	100%	52%	26	0.017
			187				1,067	0.711

Page 13-12

Tailings
Primary Sampler	1	0	0	4.0	95%	80%	1	0.001
Secondary Sampler	1	0	0	24.0	95%	80%	5	0.003
Tailings Filters	3	19	57	24.0	95%	80%	1,040	0.693
Filtrate Pump	3	15	45	24.0	95%	80%	821	0.547
Tailings Filtration System Vacuum Pumps	3	300	900	24.0	95%	92%	18,878	12.586
No 1 Tailings Filter Cake Conveyor	1	-7	-7	24.0	95%	100%	-160	-0.106
No 2 Tailings Filter Cake Conveyor	1	4	4	24.0	95%	40%	34	0.022
No 3 Tailings Filter Cake Conveyor	1	4	4	24.0	95%	40%	34	0.022
Tailings Area Sump Pump	1	11	11	1.0	95%	80%	8	0.006
Lights, miscellaneous	3%	10.4	10	12.0	100%	100%	124	0.083
			1024				20,785	13.857
Reagents
Cyanide/Caustic Area Hoist for Bins/Bags	1	2	2	2.0	95%	80%	3	0.002
Cyanide Mix/Solution Tank Agitator	1	5	5	24.0	95%	80%	91	0.061
Cyanide Mix/Solution Tank Exhaust Fan	1	2	2	24.0	95%	80%	36	0.024
Cyanide Circulating Pump	1	4	4	24.0	95%	80%	67	0.045
Flocculant Area Hoist for Bins/Bags	1	2	2	2.0	95%	80%	3	0.002
Flocculant Mix System	1	2	2	2.0	95%	80%	3	0.002
Flocculant Aging Tank Agitator	1	2	2	24.0	95%	80%	27	0.018
Flocculant Solution Transfer Pump	1	2	2	2.0	95%	80%	3	0.002
Flocculant Solution Circulating Pump	1	1	1	24.0	95%	80%	14	0.009
Caustic Mix Tank Agitator	1	5	5	2.0	95%	80%	8	0.005
Caustic Transfer Pump	1	2	2	0.1	95%	50%	0	0.000
Caustic Circulating Pump	1	2	2	0.1	95%	50%	0	0.000
Antiscalant System	1	0	0	24.0	95%	80%	2	0.001
Reagents Area Sump Pumps	2	11	22	1.0	95%	80%	17	0.011
Lights, miscellaneous	3%	1.2	1	12.0	100%	100%	14	0.010
			52				289	0.193
Process Solution & Water Distribution
Fresh Water Reservoir to Storage Tank Pump	1	4	4	24.0	95%	50%	42	0.028
Fresh Water Storage Tank to Mill Pump	1	37	37	24.0	95%	80%	680	0.453
Raw Water Pump	1	8	8	24.0	95%	80%	137	0.091
Electric Fire Water Pump	1	45	45	0.0	95%	80%	0	0.000
Electric Fire Water Jockey Pump	1	1	1	0.0	95%	80%	0	0.000
Potable Water Treatment Plant Feed Pump	1	6	6	24.0	95%	80%	102	0.068
Potable Water Distribution Pump	1	2	2	24.0	95%	80%	27	0.018
Process Solution Distribution Pump	1	75	75	24.0	95%	50%	855	0.570
Gland Water Pump	1	11	11	24.0	95%	80%	204	0.136
Lights, miscellaneous	3%	5.6	6	12.0	100%	100%	68	0.045
			193				2,073	1.382

Page 13-13

Tailings
Primary Sampler	1	0	0	4.0	95%	80%	1	0.001
Secondary Sampler	1	0	0	24.0	95%	80%	5	0.003
Tailings Filters	3	19	57	24.0	95%	80%	1,040	0.693
Filtrate Pump	3	15	45	24.0	95%	80%	821	0.547
Tailings Filtration System Vacuum Pumps	3	300	900	24.0	95%	92%	18,878	12.586
No 1 Tailings Filter Cake Conveyor	1	-7	-7	24.0	95%	100%	-160	-0.106
No 2 Tailings Filter Cake Conveyor	1	4	4	24.0	95%	40%	34	0.022
No 3 Tailings Filter Cake Conveyor	1	4	4	24.0	95%	40%	34	0.022
Tailings Area Sump Pump	1	11	11	1.0	95%	80%	8	0.006
Lights, miscellaneous	3%	10.4	10	12.0	100%	100%	124	0.083
			1024				20,785	13.857
Reagents
Cyanide/Caustic Area Hoist for Bins/Bags	1	2	2	2.0	95%	80%	3	0.002
Cyanide Mix/Solution Tank Agitator	1	5	5	24.0	95%	80%	91	0.061
Cyanide Mix/Solution Tank Exhaust Fan	1	2	2	24.0	95%	80%	36	0.024
Cyanide Circulating Pump	1	4	4	24.0	95%	80%	67	0.045
Flocculant Area Hoist for Bins/Bags	1	2	2	2.0	95%	80%	3	0.002
Flocculant Mix System	1	2	2	2.0	95%	80%	3	0.002
Flocculant Aging Tank Agitator	1	2	2	24.0	95%	80%	27	0.018
Flocculant Solution Transfer Pump	1	2	2	2.0	95%	80%	3	0.002
Flocculant Solution Circulating Pump	1	1	1	24.0	95%	80%	14	0.009
Caustic Mix Tank Agitator	1	5	5	2.0	95%	80%	8	0.005
Caustic Transfer Pump	1	2	2	0.1	95%	50%	0	0.000
Caustic Circulating Pump	1	2	2	0.1	95%	50%	0	0.000
Antiscalant System	1	0	0	24.0	95%	80%	2	0.001
Reagents Area Sump Pumps	2	11	22	1.0	95%	80%	17	0.011
Lights, miscellaneous	3%	1.2	1	12.0	100%	100%	14	0.010
			52				289	0.193
Process Solution & Water Distribution
Fresh Water Reservoir to Storage Tank Pump	1	4	4	24.0	95%	50%	42	0.028
Fresh Water Storage Tank to Mill Pump	1	37	37	24.0	95%	80%	680	0.453
Raw Water Pump	1	8	8	24.0	95%	80%	137	0.091
Electric Fire Water Pump	1	45	45	0.0	95%	80%	0	0.000
Electric Fire Water Jockey Pump	1	1	1	0.0	95%	80%	0	0.000
Potable Water Treatment Plant Feed Pump	1	6	6	24.0	95%	80%	102	0.068
Potable Water Distribution Pump	1	2	2	24.0	95%	80%	27	0.018
Process Solution Distribution Pump	1	75	75	24.0	95%	50%	855	0.570
Gland Water Pump	1	11	11	24.0	95%	80%	204	0.136
Lights, miscellaneous	3%	5.6	6	12.0	100%	100%	68	0.045
			193				2,073	1.382
Utilities & Services
Process Air Blower	1	75	75	24.0	95%	80%	1,368	0.912
Plant Air Compressor	1	22	22	24.0	95%	80%	401	0.268
Instrument Air Compressor	1	5	5	24.0	95%	80%	91	0.061
Lights, miscellaneous	3%	3.1	3	12.0	100%	100%	37	0.024
			105				1,897	1.265

TOTAL			5,062				84,153	56.102

Page 13-14

Gammon Lake Resources, Ocampo Project, 1,500 t/d Mill Analytical Requirements	Page AII-34

Sample Description	Analysis Type	Samples per Shift	Shifts per Day	Samples per Day	Cost per Determination	Determinations per Reported Analysis	Cost per Reported Analysis	Cost per Day	Operating Days per Year	Cost per Year	Weeks per Year	Cost per Week

Rod Mill Feed	Moisture, %	1	2	2	$5.00	1	$5.00	$10.00	365	$3,650	52	$70
Rod Mill Feed	Size Analysis	1	2	2	$5.00	1	$5.00	$10.00	365	$3,650	52	$70
Final Tails	Fire Assay - Au, Ag	1	2	2	$10.00	2	$20.00	$40.00	365	$14,600	52	$281
Final Tails	Size Analysis	1	2	2	$5.00	1	$5.00	$10.00	365	$3,650	52	$70
Grinding Thickener Overflow Solution	AA - Au, Ag	1	2	2	$5.00	2	$10.00	$20.00	365	$7,300	52	$140
First Stage Thickener Overflow Solution	AA - Au, Ag	1	2	2	$5.00	2	$10.00	$20.00	365	$7,300	52	$140
Combined Pregnant Solution	AA - Au, Ag	1	2	2	$5.00	2	$10.00	$20.00	365	$7,300	52	$140
Combined Barren Solution	AA - Au, Ag	1	2	2	$5.00	2	$10.00	$20.00	365	$7,300	52	$140
Weekly Solutions for Other Metals	AA - Cu, Pb, Zn, Hg, Sb, Se, As, Na			0.14	$20.00	1	$20.00	$2.80	365	$1,022	52	$20

Weekly Solutions for Non Metallics	Cl, CNfree, CNtotal CNWAD, Thiosalts			0.14	$20.00	1	$20.00	$2.80	365	$1,022	52	$20

Weekly Water Samples from Groundwater Monitoring Wells	CNWAD			0.14	$10.00	1	$10.00	$1.40	365	$511	52	$10
Metallurgical Testing	Size Analysis			5	$5.00	1	$5.00	$25.00	365	$9,125	52	$175
Metallurgical Testing	Fire Assay - Au, Ag			5	$10.00	1	$10.00	$50.00	365	$18,250	52	$351
Metallurgical Testing	AA - Au, Ag			5	$5.00	1	$5.00	$25.00	365	$9,125	52	$175
Bullion Assays	Fire Assay - Au, Ag		variable		$25.00	5	$125.00

Total						31				$93,805		$1,804

Page 13-16

13.2        Crushing and Heap Leaching

13.2.1              Production

The Ocampo open pit mine and heap leach project is expected to produce 769,372 troy ounces of gold at an average gold recovery of 85 % and 21.9 million troy ounces of silver at an average silver recovery of approximately 69 % over the life of the project.  Based upon an ore reserve of 30,474,000 metric tons, at average grades of gold and silver of 0.92 g/t and 33 g/t, respectively, the ore processing rate was set at a nominal 4,161,000 metric tons per year, resulting in a project life of about 7.3 years.  Average gold and silver production per year is about 113,000 and 3.2 million troy ounces, respectively.

13.2.2              Operating Costs

13.2.2.1           Summary

The average operating cost for processing gold and silver ore from the open pit mine at the Ocampo Project is USD $1.82 per metric ton of ore.

Unit operating costs by area are presented in Table 13-2-1.

Page 13-17

Table 13-2-1. Average Unit Operating Costs For the Heap Leach Operation

Unit Operation	Unit Cost
USD $/t
Primary Crushing	0.06
Overland Conveyor	0.05
Secondary Crushing	0.08
Tertiary Crushing and Screening	0.07
Transport to Leach Pads and Stacking	0.02
Leaching	0.65
Merrill Crowe Recovery	0.13
Refinery	0.14
Reagents Handling	0.00
Maintenance Shop	0.04
General (Includes Power)	0.57
Metallurgical	0.02
Total	1.82

Rounding may cause slight variances in the total operating costs.

The operating cost estimation spreadsheets used to develop the costs presented above are in Appendix II.  The spreadsheets contain the details of operating costs totals and unit costs per metric ton by area and by category. The spreadsheets are page numbers AII-36 to 64.

Page 13-18

13.2.2.2           Personnel Complement

The personnel complement for the crushing, stacking and heap leaching plant is shown Table 13-2.2.

Table 13-2-2.  Crushing and Heap Leach Operations and Maintenance Staffing

Description
Complement	Schedule
Total Complement		37
Superintendent	22 8 h days on, 10 off	1
General Foreman	22 8 h days on, 10 off	1
Met Tech	2 weeks on, 2 off	0
Total Operations		23
Operations Supervisor	2 weeks on, 2 off	4
Senior Operator	2 weeks on, 2 off	1
Stacker Operator	4 days on, 4 off	4
Fine Crusher Operator	4 days on, 4 off	4
Conveyor Tender	4 days on, 4 off	4
Primary Crusher Operator	4 days on, 4 off	4
Trainee	4 days on, 4 off	2
Summer Student	22 8 h days on, 10 off	0
Temp Labor	6 days on, 1 off	0
Total Maintenance		12
Maintenance Supervisor	22 8 h days on, 10 off	1
Maintenance Planner	22 8 h days on, 10 off	1
Millwright Leadhand	22 8 h days on, 10 off	0
Millwright 3	22 8 h days on, 10 off	10
Millwright 2	22 8 h days on, 10 off	0
Millwright 1	22 8 h days on, 10 off	0
Electrician/Instrumentation Technician	2 weeks on, 2 off	0

Page 13-19

13.2.2.3                 Labor Rates

Labor rates are shown Table 13-2-3 below.

Table 13-2-3

Crushing and Heap Leach Operations and Maintenance Pay Rates

Employee Type	Description	Annual Salary Loaded	Loaded Hourly Rate

	Total Mill Complement		4.50
Salaried	Superintendent	$50,042	22.91
Salaried	General Mill Foreman	$25,736	11.78
Salaried	Met Tech	$7,149	4.89
	Total Operations		3.39
Salaried	Operations Supervisor	$22,876	10.47
Hourly	Senior Operator		5.63
Hourly	Stacker Operator		1.53
Hourly	Fine Crusher Operator		1.53
Hourly	Conveyor Tender		1.53
Hourly	Primary Crusher Operator		1.53
Hourly	Trainee		1.38
Hourly	Summer Student		1.38
Hourly	Temp Labor		1.38
	Total Maintenance		5.99
Salaried	Maintenance Supervisor	$22,876	10.47
Salaried	Maintenance Planner	$7,149	4.89
Hourly	Millwright Leadhand		6.19
Hourly	Millwright 3		5.63
Hourly	Millwright 2		4.09
Hourly	Millwright 1		2.53
Hourly	Electrician/Instrumentation Technician		5.63

	Camp Costs		0.00

Page 13-20

13.2.2.4                 Commodities Usage

Commodities usage rates are shown in Table 13-2-4 below.

Table 13-2-4.  Crushing and Heap Leach Operations Commodities Usage

Commodity	Usage	Source
	kg/t
Jaw Crusher Liners	0.0153	Comminution

Low Grade Secondary Cone Crusher Liners	0.0242	Comminution

Low Grade Secondary Cone Crusher Liners	0.0242	Comminution

Tertiary Crusher Liners	0.0238	Comminution

Cyanide	0.25	Design Criteria

Hydrated Lime Ca(OH)2	1.00	Design Criteria

Zinc Dust	1.5	kg/kg Au + Ag, Design Criteria

Diatomaceous Earth	98	kg/d, Design Criteria

Lead Nitrate	98	kg/d, Design Criteria

Silica	0.50	kg/kg Au + Ag, Design Criteria

Borax	0.80	kg/kg Au + Ag, Design Criteria

Fluorspar	0.04	kg/kg Au + Ag, Design Criteria

Nitre	0.40	kg/kg Au + Ag, Design Criteria

Soda Ash	0.26	kg/kg Au + Ag, Design Criteria

Antiscalant	104	kg/d, Design Criteria

Diesel	0.66	L/kg Au + Ag, Design Criteria

Sodium Hydroxide =	0.01	kg/kg NaCN, Design Criteria
	0.00	kg/t

Water	50	m3/h, Design Criteria

Page 13-21

13.2.2.5                 Commodities Pricing

Commodities pricing is shown in Table 13-2-5 below.

Table 13-2-5.  Crushing and Heap Leach Operations Commodities Pricing

Commodity	Price	Units	Source
	USD$/unit

Jaw Crusher Liners	2.50	kg	Estimated for now

Secondary Cone Crusher Liners	2.50	kg	Estimated for now

Tertiary Cone Crusher Liners	2.50	kg	Estimated for now

Cyanide	1.22	kg	Proposal from DuPont. FOB Ocampo

Zinc Dust	2.10	kg	El Cubo

Diatomaceous Earth	1.05	kg	Letter from SonNat for DE in 50 lb sacks FOB Ocampo

Lead Nitrate	1.73	kg	Estimated for now

Silica	0.74	kg	Letter from SonNat for silica in 50 kg sacks FOB Ocampo

Borax	1.15	kg	Letter from SonNat for borax in 50 kg sacks FOB Ocampo

Fluorspar	1.32	kg	Letter from SonNat for fluorspar in 50 lb sacks FOB Ocampo

Nitre	0.88	kg	Letter from SonNat for sodium nitrate in 50 kg sacks FOB Ocampo

Soda Ash	0.81	kg	Letter from SonNat for soda ash in 50 kg sacks FOB Ocampo

Antiscalant	1.07	kg	Letter from Ashland Chemical in Hermosillo, Sonora, Mexico. FOB Ocampo

Diesel	0.35	L	Provided by SonNat, $/L

Power	0.0583	kWh	Average Noroeste Rate from CFE

Power, Demand	16.13	kW	Noroeste Rate from CFE

Power	0.0890	kWh	Site Generated Diesel, Reference, Operating Costs, Power Generation Rev A

Power, Demand	0.00	kW	Site Generated

Water	0.2267	m3	Provided by SonNat, $/m3

Sodium Hydroxide	0.71	kg	Letter from SonNat for sodium hydroxide in 50 kg sacks FOB Ocampo

Hydrated Lime	0.20	kg	Estimated for now

Page 13-22

13.2.2.6                 Power Usage

The power usage for the heap leach operation is shown Table 13-2-6 on pages 13-23 to 13-24.

Page 13-23

Equipment	Equipment Number	Quantity	Attached kW, Each	Attached kW, Total	Hours/Day	% Availability	Load	kwh/day	kwh/t

Crushing
Rock Breaker		1	50	50	0.5	100%	80%	20	0.002
Apron Feeder		1	75	75	20.0	100%	80%	1,200	0.102
Apron Feeder Dribble Conveyor		1	2	2	20.0	100%	80%	32	0.003
Jaw Crusher		1	300	300	20.0	100%	50%	3,000	0.255
Lube Unit for Jaw Crusher		1	1	1	20.0	100%	80%	16	0.001
Jaw Crusher Discharge Conveyor		1	2	2	20.0	100%	80%	35	0.003
Overland Conveyor		1	-300	-300	20.0	100%	80%	-4,800	-0.408
Cross Conveyor with Tripper to Transfer Conveyors		1	112	112	20.0	100%	80%	1,789	0.152
Low Grade Stockpile Reclaim Feeders		2	15	30	20.0	100%	80%	480	0.041
Low Grade Secondary Crusher Feed Conveyor		1	112	112	20.0	100%	80%	1,792	0.152
Self Cleaning Magnet Belt Drive		1	2	2	20.0	100%	80%	32	0.003
Self Cleaning Magnet Power Supply & Rectifier		1	2	2	20.0	100%	80%	32	0.003
Metal Detector		1	0	0	20.0	100%	80%	2	0.000
Low Grade Secondary Cone Crusher		1	450	450	20.0	100%	71%	6,390	0.543
Lube Unit for Cone Crusher		1	1	1	20.0	100%	80%	16	0.001
Hydraulic Unit for Cone Crusher		1	5	5	1.0	100%	80%	4	0.000
Low Grade Secondary Crusher Discharge Conveyor		1	8	8	20.0	100%	80%	120	0.010
High Grade Stockpile Reclaim Feeders		2	15	30	20.0	100%	80%	480	0.041
High Grade Secondary Crusher Feed Conveyor		1	75	75	20.0	100%	80%	1,200	0.102
Self Cleaning Magnet Belt Drive		1	2	2	20.0	100%	80%	32	0.003
Self Cleaning Magnet Power Supply & Rectifier		1	2	2	20.0	100%	80%	32	0.003
Metal Detector		1	0	0	20.0	100%	80%	2	0.000
High Grade Secondary Cone Crusher Feeder		1	20	20	20.0	100%	80%	320	0.027
High Grade Secondary Cone Crusher		1	447	447	20.0	100%	62%	5,543	0.471
Lube Unit for Cone Crusher		1	1	1	20.0	100%	80%	16	0.001
Hydraulic Unit for Cone Crusher		1	5	5	1.0	100%	80%	4	0.000
Combined Crushers Discharge Conveyor		1	12	12	20.0	100%	80%	192	0.016
Screen Feed Conveyor		1	37	37	20.0	100%	80%	597	0.051
Vibrating Screen		2	60	120	20.0	100%	80%	1,920	0.163
First Screen Oversize Conveyor		1	11	11	20.0	100%	80%	179	0.015
Metal Detector		1	0	0	20.0	100%	80%	2	0.000
Second Screen Oversize Conveyor		1	37	37	20.0	100%	80%	597	0.051
Tertiary Cone Crusher Feeder		1	20	20	20.0	100%	80%	320	0.027
Tertiary Cone Crusher		1	447	447	20.0	100%	61%	5,453	0.463
Lube Units for Cone Crusher		1	1	1	2.0	100%	80%	2	0.000
Hydraulic Units for Cone Crusher		1	5	5	1.0	100%	80%	4	0.000
Lube Unit for Tertiary Cone Crusher		1	1	1	20.0	100%	80%	16	0.001
Hydraulic Unit for Tertiary Cone Crusher		1	5	5	1.0	100%	80%	4	0.000
Tertiary Crusher Discharge Conveyor		1	4	4	20.0	100%	80%	59	0.005
First Conveyor to Heap Leach Feed Pad Feed Stockpile		1	93	93	20.0	100%	80%	1,490	0.127
Second Conveyor to Heap Leach Feed Pad Feed Stockpile		1	37	37	20.0	100%	80%	597	0.051
Baghouse Fan		1	40	40	20.0	100%	80%	640	0.054
Lights, Miscellaneous		3%	66	66	12.0	100%	100%	797	0.068
				2371				30,656	2.604
Stacking
Heap Leach Pad Feed Stockpile Reclaim Feeders		2	40	80	24.0	95%	80%	1,459	0.124
Main Transport Conveyor to Pad		1	112	112	24.0	95%	80%	2,039	0.173
Grasshopper Conveyors		19	22	426	24.0	95%	80%	7,763	0.660
Transverse Conveyor		1	22	22	24.0	95%	80%	409	0.035
Stacker		1	30	30	24.0	95%	80%	547	0.046
Lime Feeder		1	1	1	24.0	95%	80%	18	0.002
Lights, miscellaneous		3%	6.8	7	12.0	100%	100%	82	0.007
				678				12,317	1.046

Page 13-24

Solution Pumping
Pregnant Solution Pond to Storage Tank Pumps	1	45	45	24.0	95%	80%	815	0.069
Pregnant Solution to Mill Pumps	1	522	522	24.0	95%	80%	9,514	0.808
Lights, miscellaneous	3%	17.0	17	12.0	100%	100%	204	0.017
			583				10,533	0.895
Merrill Crowe Recovery
Clarification Filters Feed Pump	1	280	280	24.0	95%	74%	4,714	0.400
Precoat Tank Agitator	1	1	1	24.0	95%	74%	8	0.001
Precoat Feed Pump	1	2	2	24.0	50%	74%	18	0.002
Deaeration Towers Feed Pump	1	160	160	24.0	95%	74%	2,694	0.229
Deaeration Towers Vacuum Pump	1	37	37	24.0	95%	74%	623	0.053
Zinc Dust Feeder	1	0.25	0	24.0	95%	74%	4	0.000
Press Feed Pump	1	225	225	24.0	95%	74%	3,788	0.322
Barren Pump	1	93	93	24.0	95%	74%	1,567	0.133
Recovery Area Sump Pump	1	11	11	1.0	95%	74%	8	0.001
Lights, miscellaneous	3%	24.3	24	24.0	100%	74%	430	0.037
			833				13,854	1.177
Refinery
Drying Oven	1	12	12	12.0	95%	48%	65	0.006
Drying Oven Exhaust Fan	1	2	2	12.0	95%	48%	11	0.001
Flux/Precipitate Mixer	1	2	2	6.0	95%	48%	5	0.000
Refinery Area Hoist for Flux Bags	1	2	2	2.0	95%	48%	2	0.000
Refinery Area Hoist for Slag Pots & Dore	1	2	2	8.0	95%	48%	7	0.001
Angle Grinder for Bar Cleaning	1	1	1	6.0	95%	48%	3	0.000
Portable Fume Extractor for Bar Cleaning Table	1	1	1	6.0	95%	48%	3	0.000
Precipitate Transfer Screw Conveyor No 1	1	2	2	6.0	95%	48%	5	0.000
Precipitate Transfer Screw Conveyor No 2	1	2	2	6.0	95%	48%	5	0.000
Precipitate Transfer Hopper Screw Conveyor	1	2	2	6.0	95%	48%	5	0.000
Drill Press or Bar Sampling	1	1	1	6.0	95%	48%	3	0.000
Electronic Weigh Scale for Bar Weights	1	0	0	6.0	95%	48%	0	0.000
Wet Scrubber	1	22	22	12.0	95%	48%	119	0.010
Scrubber Effluent Circulating Pump	1	10	10	12.0	95%	48%	54	0.005
Lights, miscellaneous	3%	0.7	1	12.0	100%	48%	4	0.000
			62				293	0.025
Reagents
Cyanide/Caustic Area Hoist for Bins/Bags	1	2	2	2.0	95%	80%	3	0.000
Cyanide Mix/Solution Tank Agitator	1	5	5	24.0	95%	80%	91	0.008
Cyanide Mix/Solution Tank Exhaust Fan	1	2	2	24.0	95%	80%	36	0.003
Cyanide Circulating Pump	1	5.6	6	24.0	95%	50%	64	0.005
Caustic Circulating Pump	1	1	1	0.1	95%	50%	0	0.000
Antiscalant System	1	0	0	24.0	95%	80%	2	0.000
Reagents Area Sump Pump	1	11	11	1.0	95%	80%	8	0.001
Lights, miscellaneous	3%	0.8	1	12.0	100%	100%	10	0.001
			28				214	0.018
Process Solution & Water Distribution
Fresh Water Reservoir Pump	1	45	45	24.0	95%	80%	815	0.069
Lights, miscellaneous	3%	1.3	1	12.0	100%	100%	16	0.001
			46				831	0.071

TOTAL			4,600				68,406	5.812

Page 13-25

13.2.2.7           Analytical Costs

The analytical costs for the heap leach operation are shown in Table 13-2-7.

Page 13-26

Sample Description	Analysis Type	Samples per Shift	Shifts per Day	Samples per Day	Cost per Determination	Determinations per Reported Analysis	Cost per Reported Analysis	Cost per Day	Operating Days per Year	Cost per Year	Weeks per Year	Cost per Week

Spent Rock post Leach	Fire Assay - Au,Ag	1	2	2	$10.00	2	$20.00	$40.00	365	$14,600	52	$281
Pregnant Solution	AA - Au, Ag	1	2	2	$5.00	2	$10.00	$20.00	365	$7,300	52	$140
Barren Solution	AA - Au, Ag	1	2	2	$5.00	2	$10.00	$20.00	365	$7,300	52	$140
Weekly Solutions for Other Metals	AA - Cu, Pb, Zn, Hg, Sb, Se, As, Na			0.14	$20.00	1	$20.00	$2.80	365	$1,022	52	$20
Weekly Solutions for Non Metallics	Cl, CNfree, CNtotal, CNWAD, Thiosalts			0.14	$20.00	1	$20.00	$2.80	365	$1,022	52	$20

Weekly Water Samples from Groundwater Monitoring Wells	CNWAD			0.14	$10.00	1	$10.00	$1.40	365	$511	52	$10
Metallurgical Testing	Size Analysis			5	$5.00	1	$5.00	$25.00	365	$9,125	52	$175
Metallurgical Testing	Fire Assay - Au,Ag			5	$10.00	1	$10.00	$50.00	365	$18,250	52	$351
Metallurgical Testing	AA - Au, Ag			5	$5.00	1	$5.00	$25.00	365	$9,125	52	$175
Bullion Assays	Fire Assay - Au,Ag		variable		$25.00	5	$125.00

Total				21						$68,255		$1,313

Page 13-27

13.3 Camp and Dining Facilitates

This has been estimated by Gammon Lake from experience with the existing facilities at USD $15.60 per person on site per day. The details of the determination of the estimate is in Appendix II, page AII-90.

13.4 General and Administrative

General and administrative costs amount to $0.10/t of both underground and open pit ore processed. Spreadsheets, in Appendix II and labeled as pages AII-71 to 73, contain the details of operating costs totals and unit costs per metric ton by area and by category. Then pages AII-74 to 78 cover labor rates, staffing levels, commodities usage and pricing and power requirements. Staffing levels and pay rates are shown in Tables 13-4-1 and 2 below.

Table 13-4-1. General and Administrative Staffing

Employee Type	Description	Year	1
Personnel Complement		Schedule

	Total Complement		11
Salaried	General Manager	22 8 h days on, 10 off	1
Salaried	Accountant Supervisor	22 8 h days on, 10 off	1
Salaried	Payroll Clerk	6 days on, 1 off	1
Salaried	Accounts Payable Clerk	6 days on, 1 off	1
Salaried	Purchasing Agent	6 days on, 1 off	1
Salaried	Warehouse Clerk	6 days on, 1 off	1
Salaried	Human Resources	6 days on, 1 off	1
Salaried	Community Relations	6 days on, 1 off	1
Salaried	Safety/Medical Technician	6 days on, 1 off	1
Salaried	Security Technician	6 days on, 1 off	1
Salaried	Transportation Driver	6 days on, 1 off	1

Page 13-28

Table 13-4-2. General and Administrative Pay Rates

Description	Loaded Monthly Rate 48 h Week	Loaded Monthly Rate 48 h Week
	MXP	USD

General Manager	$16,455
Accountant Supervisor	$17,770	$1,573
Payroll Clerk	$8,862	$784
Accounts Payable Clerk	$8,862	$784
Purchasing Agent	$17,770	$1,573
Warehouse Clerk	$16,320	$1,444
Human Resources	$10,250	$907
Community Relations	$10,250	$907
Safety/Medical Technician	$11,500	$1,018
Security Technician	$11,500	$1,018
Transportation Driver	$7,684	$680

Exchange Rate, MXP/USD	11.30

13.5  Laboratory

Analytical laboratory costs are recovered from the user operations by charging out for assays performed. These costs are included in the operating costs for the units.

13.6 Mobile Equipment

Mobile equipment costs are recovered from the user operations by charging out an hourly for mobile equipment to users. Estimated weekly costs are included in the individual operating costs for the production units.

Page 13-29

13.7 Power Generation

The cost of operating the power generating plant is recovered from the users by charging out power at a rate of USD $0.089 per kWh. For site generation, no demand charge is imposed.

13.8 Water Supply

The cost of moving water from the reservoir is included in the individual users operating costs determination.

13.9 Geology and Engineering

Geology and Engineering costs amount to $0.15/t of both underground and open pit ore processed. Spreadsheets, in Appendix II and labeled as pages AII-79 to 81, contain the details of operating costs totals and unit costs per metric ton by area and by category. Then pages AII-82 to 86 cover labor rates and staffing levels. Staffing levels and pay rates are shown in Tables 13-9-1 and 2 below.

Table 13-9-1.  Geology and Engineering Staffing

Description	Base Rate	Base Rate	Loading Factor	Loaded Rate	Loaded Hourly Rate
	MXP/d	USD $/d		USD $/d	USD $/h

Chief Engineer		160	36%	218	27.20
Mine Engineers		135	36%	184	22.95
Chief Geologist		369	36%	502	62.77
Assistant Chief Geologist		150	36%	204	25.50
Geologists		135	36%	184	22.95
Chief Surveyor	753	67	36%	91	11.33
Surveyors	357	32	36%	43	4.32
Surveyor Assistants	150	13	36%	18	1.81
Geotechs (Samplers)	300	27	36%	36	3.63
Geotechs (Samplers)	400	35	36%	48	4.84

Exchange Rate	11.30	MXP/USD

Page 13-30

Table 13-9-2. Geology and Engineering Pay Rates

Employee Type	Description	Year	1
Personnel Complement		Schedule

	Total Complement		21
Salaried	Chief Engineer	22 8 h days on, 10 off	1
Salaried	Mine Engineers	22 8 h days on, 10 off	2
Salaried	Chief Geologist	22 8 h days on, 10 off	1
Salaried	Assistant Chief Geologist	22 8 h days on, 10 off	1
Salaried	Geologists	22 8 h days on, 10 off	4
Salaried	Chief Surveyor	22 8 h days on, 10 off	1
Salaried	Surveyors	6 days on, 1 off	3
Salaried	Surveyor Assistants	6 days on, 1 off	4
Salaried	Geotechs (Samplers) Level 3	6 days on, 1 off	2
Salaried	Geotechs (Samplers) Level 4	6 days on, 1 off	2
Salaried			0

13.10 Cost of Bullion Sales

The cost of bullion sales has been estimated from Gammon Lake’s existing sales, deducts and payment schedules between the El Cubo mine and Penoles SA de CV. Spreadsheets, in Appendix II and labeled as pages AII-87 to 89, contain the details of cost determinations. The cost of bullion sales over the life of the mine is shown in Table 13-12-1.

Page 13-31

Milling

Variables	Year	1	2	3	4	5	6	7	8	Total
Tons of Ore from Underground and Open Pits per Year		4,499,500	5,016,500	4,267,500	4,783,500	4,983,500	5,898,997	3,705,000	0	33,154,497

Total Gold Produced, kg		5,822	5,786	5,508	5,712	6,556	4,230	3,353	234	37,202
Total Silver Produced, kg		258,825	228,296	227,894	215,701	237,345	86,657	106,540	7,852	1,369,110
Total Bullion Produced		264,647	234,082	233,402	221,413	243,901	90,887	109,893	8,086	1,406,312

										Page AII-65

Dore Bar Grade,% Au + Ag	95
Bar Grade,% Au		2.09	2.35	2.24	2.45	2.55	4.42	2.90	2.75	2.51
Bar Grade,% Ag		92.91	92.65	92.76	92.55	92.45	90.58	92.10	92.25	92.49
Dore Transportation, $/kg Total Weight	0.150	41,786	36,960	36,853	34,960	38,511	14,351	17,352	1,277	222,049
Insurance,% of Value	0.00309	3,921	3,717	3,604	3,609	4,079	2,219	1,994	142	23,285
Deduct from Assay,% of Gold	0.0460	34,444	34,232	32,586	33,789	38,782	25,026	19,835	1,384	220,079
Deduct from Assay,% of Silver	0.0136	7,063	6,230	6,219	5,886	6,477	2,365	2,907	214	37,361
Melting Charge, Percent of Contained Gold Paid for	99.25	561,583	558,128	531,294	550,914	632,319	408,038	323,405	22,568	3,588,248
Melting Charge, Percent of Contained Silver Paid for	98.50	780,144	688,124	686,913	650,163	715,400	261,199	321,131	23,668	4,126,742
Refining Charge, Cost per Gram Gold Refined After Melting	0.0875	505,631	502,520	478,359	496,025	569,319	367,384	291,183	20,319	3,230,740
Refining Charge, Cost per kg Silver Refined After Melting	4.5000	1,147,241	1,011,920	1,010,139	956,097	1,052,031	384,107	472,239	34,805	6,068,580

Total Cost of Precious Metals Sales		3,081,813	2,841,832	2,785,966	2,731,443	3,056,917	1,464,688	1,450,046	104,377	17,517,083

Total Cost of Bullion Sales		3,081,813	2,841,832	2,785,966	2,731,443	3,056,917	1,464,688	1,450,046	104,377	17,517,083

Page 14-1

14.0                ENVIRONMENTAL, SOCIAL and PERMITTING

14.1                Air Quality

The air quality at the site is good.  In order to avoid unnecessary impact on air quality haul roads will be watered, dust suppression will be employed at the crushing facility, and gasoline and diesel fueled equipment operating efficiency will be maintained.  Air quality will be monitored.

14.2                Vegetation and Wildlife

To avoid adverse impact, security guards will patrol the project area, the mine, the leach pad and process ponds will be fenced, and active mine areas will have restricted access.

During initial construction a greenhouse will be built that will be used to preserve, germinate and produce native plants that will be used in reforestation and restoration activities during operation and the reclamation and closure period of the project.  Gammon Lake will collect seeds of the surrounding area on an annual basis and they will be used to produce plants in the greenhouse.

Gammon Lake has identified the local wildlife which consists mainly of reptiles, mammals and birds.  During operation of the mine, Gammon Lake will monitor the impact to the wildlife and will rescue any wildlife, if needed, and relocate it to a place that has similar conditions.

14.3                Water Resources

Water resources will be protected from potential adverse impact by diverting stormwater around operational areas, recycling process solutions, accumulation and use of captured precipitation in the leach systems, and construction and sedimentation structures.  Surface and groundwater quality in the operational area will be monitored.

Kappes, Cassiday and Associates	Sec 14.0 Environmental, Social and Permitting
03Dec04
November 2004

Page 14-2

14.4                Cultural/Historical

The Ocampo area is a historical mining area in the state of Chihuahua with old workings and buildings located throughout the area.  Therefore the start of a new mine will not negatively impact the area.

Two cemeteries have been identified within the area and both will be protected and will not be disturbed during mine operation.

14.5                Socioeconomic

The opportunity for employment, improved wages, an increased tax base, and better access to services will result from the project.  These are all potentially positive impacts to the Ocampo area.

The Ocampo community has responded positively to the mine operation and Gammon Lake will provide employment to any community member that wishes to be employed at the mine.  However, the population in Ocampo is not sufficient to meet the needs of the labor force required for the project.  Therefore, Gammon Lake’s will recruit workers from other areas and build a housing facility on-site to accommodate the non-Ocampo citizens.

14.6                Soils, Geology, Geochemistry

Testwork performed to date on the ores and waste rock to be produced by the project indicates that there is no potential to generate acid.  The majority of the waste rock has a net neutralization potential so that mixing of the waste rock during mining should prevent the formation of acid drainage from any stockpiles that may contain sulfide material.

Page 14-3

14.7                Permitting

The Ocampo project has been designed to comply with all Mexican environmental standards and with World Bank environmental standards.  There are no known environmental factors which would prevent obtaining any of the necessary permits to allow construction and operation.  Gammon Lakes has been diligently assembling the documentation required to apply for the necessary permits and has met with key government officials who have indicated that they see no obstacles in the permitting of the Ocampo project.  The following items outline the key permits/agreements required for the Ocampo project:

•                  Environmental Permit

•                  Agreements with the Ocampo Community

•                  Mining Titles

•                  Explosives Permit

•                  Water Exploitation Permit

•                  Toxic Substance Handling Plan

•                  Complementary Environmental Permits

•                  Hazardous Waste Disposal and Accident Prevention Plans

In summary, it is expected that the permits can be obtained in a timely manner to allow project development to proceed as outlined in the project development schedule.

14.8                Heuristica Ambiental Report

Heuristica Ambiental, a Hermosillo based environmental consulting firm has prepared a two volume report for submission to SEMARNAT (Secretaria del Medio Ambiente y Recursos Naturales) the Mexican environmental and natural resources regulatory agency. The volumes are titled “Manifestacion de Impacto Ambiental (MIA) – Modalidad Particular” and “Estudio Riesgo Ambiental Modalidad Analisis Detallado de Riesgo” and are included as Appendices XXIII and XXIV, in separate volumes.

Page 15-1

15.0 UTILITIES, SERVICES and INFRASTRUCTURE

15.1 Water Supply

Primary water supply is provided by surface catchment and storage. A dam is in place with its approximate center at local coordinates 17630 E and 11750 N. The dam base is at elevation 1618 m and the control spillway inlet is at elevation 1650 m.

Several potential groundwater sources have been identified, two of which are adjacent to the proposed fresh water storage reservoir and one is inside the reservoir perimeter.

The capital cost for the reservoir and storage dam is $67,000, and is based on the design by The Mines Group.  An allowance of $300,000 has been included in year 1, for development of fresh water wells, in the event that groundwater supplement is required.

Detailed reports are in the following appendices:

Appendix VIII - “Estudio Geohidrologico Subterraneo” by Hidrolab Consultores, Hermosillo, Sonora, Mexico. This report outlines the identification of potential groundwater sources.

Appendix XVII – “Environmental Control Dam Preliminary Design Report” by the Mines Group, Reno, Nevada, USA.

Appendix XVIII – “Hydrology Report” by the Mines Group, Reno, Nevada, USA. This report outlines surface hydrology.

Kappes, Cassiday and Associates	Sec 15.0 Utilities, Services and Infrastructure
November 2004

Page 15-2

15.2                        Power Supply

Power is provided by diesel powered generators located adjacent to the mill site.

Connected power demand is 9,765 kW. Seven, Cummins DQKC continuous service generator sets are installed. Each unit can provide 1,825 kW continuously. At peak demand six units at full output and one unit at 35 % output meet the requirement. This allows one unit on standby. At average demand, three units at full output and one unit at 58 % output are adequate.

The output voltage is 12.5 kV to allow for the 3,000 m longest transmission to the heap leach secondary and tertiary crushing plant.

For the mill primary distribution, 12.5 kV is routed to the individual unit operations substations in underground cable vaults. At the individual unit operations, 12.5 kV is transformed to 4,160 and 440 V then routed to the busses in the motor control centers. Individual motor starters then pick up power from the busses and distribute it to the individual motors. High horsepower motors require 4,160 V in order to keep cable sizes down.

For the heap leach, 12.5 kV is transmitted via an overhead power line to, first, the primary crusher, then continues along the overland conveyor to the stockpile and fine crushing plant area. A substation at the primary crusher transforms the 12.5 kV to 4,160 and 440 V, routes it to the busses in the motor control center there. The individual motor starters then pick up power from the busses and distributes it to the individual motors.

Page 15-3

At the stockpile and fine crushing area, a substation and motor control center there transforms and distributes power in a similar manner.

The average cost of diesel generated power was estimated using USD $0.35/L for tax free off road diesel in Mexico then applied against the burn rate data provided by Cummins. The Cummins DQKC units are most fuel efficient at maximum out put. The maximum anticipated peak configuration was used which was four units at full output and one unit at 77%.  The cost of lubricants was also factored in at 465 L of oil per unit and a change out frequency estimated at 2,000 hours.

The capital cost of the power plant is estimated to be $2,900,000.  Details are provided on page 12-43.  Cost includes the generators, primary power line for site distribution from the central generator plant near the mill, and secondary distribution.

The cost of diesel generated power at Ocampo is USD $0.0890/kWh.

15.3                        Access To Site

The property is accessed via Federal Highway 16 which is a major transportation route across the northern Sierra Madre Mountains. Ocampo is then accessed by a government maintained gravel road that exits Highway 16 at two intersections.

Page 15-4

1.5.3.1                    Cahuisori to Ocampo

Cahuisori is 277 road km west of Ciudad Chihuahua on Highway 16. The government maintained gravel road to Ocampo is then 25 road km from Cahuisori. This route has one choke point that would limit the size of transport that could access the mine site. Above the town of Ocampo there is a tunnel (see photo) with a very tight right hand turn on the exit side when leaving Ocampo. On both ends of the tunnel, there are sheer vertical drops. Secondly, transport traffic to the mine site has to go through the town of Ocampo. Heavy truck traffic through the narrow main street of Ocampo would have negative social impact.

Page 15-5

Figure 15-1

15.3.2                     Maycoba to Moris to Ocampo

Maycoba is 250 road km east of Ciudad Hermosillo on Highway 16. The government maintained road to, first Moris, then Ocampo, is an additional 100 road km from Maycoba to Ocampo. It is longer than the Cahuisori to Ocampo route, but there are no choke points and heavy transport trucks do not have to travel through the town of Ocampo.

Page 15-6

The Manhattan mine, an open pit/heap leach operation, now closed, was supplied via this route with equipment and supplies.

Some improvements are required. On the stretch from Maycoba to Moris, there is one stream crossing (see photos) which will require a culvert installation and compacted fill over it. On the stretch from Moris to Ocampo, there is a near to 270 degree looping turn around a bluff (see photos).  A cut through the bluff will straighten the loop out.  The road will be run over with a grader to smooth out the rough spots.  Kilometer posts will be put in place so transport drivers can identify their position and communicate this to other transport drivers by radio so every operator knows their relative positions to other operators.  In the event of two transports traveling in opposite directions, the first unit to reach a pullout, pulls over and stops there and remains there until the other, oncoming, unit passes.

The improvements will allow at least ISO 6 m (20 foot) containers on flatbed transports to access the site.  Larger units, such as ISO 12 m (40 foot) containers, may also be able to navigate the road.  If further improvements are required to enable travel by 12 m containers and/or equally long semi trailer units, such improvements could be effected after start up and achievement of a positive cash flow.

An allowance of USD $160,000 has been made for the above described upgrades.

Page 15-7

Figure 15-2

Page 15-8

Figure 15-3

Page 15-9

Figure 15-4

Figure 15-5

Page 15-10

Figure 15-6

Page 15-11

Figure 15-7

Manhattan Heap

Figure 15-8

Manhattan Plant

Page 15-12

Figure 15-9

Figure 15-10

Page 15-13

Figure 15-11

Figure 15-12

Page 15-14

15.4  Accommodations

The working schedules for project personnel vary depending on the commuting distance. About 60 % of the workforce is anticipated to be local and will live at their existing homes.  Site accommodation is not required.

Approximately 40% of the workforce will face long distance commutes from cities like Hermosillo and Chihuahua.  For these personnel, two schedules have been allowed for. For continuous operations that require four crews, a two weeks on/two weeks off schedule has been selected. For technical personnel, a 22 days on/10 days off schedule has been selected.   Single status accommodation is required for these personnel.

Gammon Lake Resources currently has a facility which can house 75 persons.   These accommodations include living quarters and a kitchen.  This study includes capital costs to provide similar accommodations for 125 additional personnel.  Capital cost is estimated by Ocampo personnel, based on their recent experience, to be $1.25 million.  Operating costs (based on current site experience) are included in the operating cost tables.

15.5                        Administration Building

The general and administrative personnel utilize a 30 m by 10 m office building.  This facility accommodates the General Manager, Mine and Process Manager, accounting, geology and engineering, safety and training.

Training, basic health and safety provisions are included in this building. An ambulance bay is also attached. A plan layout of the building is illustrated on Drawing Overall/7299-302.  Capital cost of this building including furnishings is $332,000.

Page 15-15

15.6                        Mill Maintenance Shop

A plan layout is also on drawing Overall/7299-302. The mill shop includes a light vehicles bay, tool room, toilets, an electrical/instrumentation shop all on the main floor. A mezzanine provides offices for a maintenance manager, planner, clerk and foreman plus a training room.  Capital cost of this shop is estimated to be $120,000, based on the actual recent cost to construct the underground mine maintenance shop.

15.7                        Mill Warehouse

The warehouse is located southwest of the mill shop and is also shown on Drawing Overall/7299-302.  It is a 20 m by 20 m building with adjoining 20 m by 10 m fenced storage yard that will be used to store large items or bulk materials which can withstand exposure to the elements.

All project supplies, with the exception of process plant reagents, will be received, stored and dispersed from this facility.  The facility includes inside storage for parts and supplies, an office for purchasing personnel, a restroom and a receiving/dispatch office.  The outside storage areas consist of compacted, graveled areas.  Capital cost is estimated to be $273,000, and is based on the recent cost to construct the underground mine warehouse.

Page 15-16

15.8                        Mine Maintenance Shop

The mine shop is housed in a metal building that is approximately 55 m by 25 m.  The shop consists of a reinforced concrete floor with used rail embedded in the concrete in at least one bay to allow working on tracked equipment.  Four truck bays, an overhead crane, compressed air piping, welding equipment outlets are included. Maintenance on all heavy vehicles and on some light vehicles will be conducted in this shop.

Diesel fuel and bulk lubricants for the heavy equipment fleet will be stored on a 105 m² pad located adjacent to the shop area.  Pumps and dispensers will be provided for fueling.  A drive-through dispensing system will be provided for vehicle lubrication and for filling the fuel/lube truck.

Page 15-17

All fuel and lubricant storage areas will be constructed with containment to prevent hydrocarbon contamination of the surrounding area.  These storage areas will drain to a central collection sump where all spills will be collected.

A 9 m by 15 m wash bay will be included in the mine shop facility for washing heavy and light vehicles.  Pressure washers and associated hoses/tanks will be provided.  This area will be sloped to the central collection area to prevent any contaminated solution from being discharged.

The lower level also has storage for motors and general supplies, an electrical shop, hydraulic shop, preventative maintenance equipment shop, machine shop and supervisor’s office. A mezzanine has offices for the maintenance manager and planners plus a training room and restrooms.

The plan layout for the mine maintenance shop is on Drawing Heap Leach/7299-300 and the mezzanine is on Drawing Heap Leach/7299-301.  Capital cost is estimated to be $707,000, which is based on an estimate prepared by the same people who recently constructed the underground mine buildings.

Page 15-18

15.9                        Laboratory

The total number of samples to be analyzed by fire assay procedure each day is summarized below:

Activity	Number of Samples	Number of Determinations
Underground Mine Control	70	140
Underground Mine Development	10	20
Open Pit Control	200	400
Surface Exploration Drilling	200	400
Mill Operations (1)	20	80
Heap Leach Operations (1)	20	80
TOTAL	520	1120

(1) Includes metallurgical test work and dore´ bar analyses

A new laboratory will be located near the mill processing plant.  A small laboratory currently exists at the historic mill located near the town of Ocampo, which can currently process about 20% of the sample requirements of the project.   Much of the equipment in this laboratory will be moved to the new laboratory.

The new laboratory is capable of doing all analyses necessary for the operations, including sample preparation, particle size distribution analyses, solid sample digestion, fire assaying, AA spectroscopy, and metallurgical testing, including bottle roll and column tests.  The laboratory is housed in a 27.5 m by 14 m building as shown in Drawing Overall/7299-301.   This laboratory is modeled after a laboratory recently designed by KCA and built at another mine for similar purposes.  The capital cost of the laboratory including a minor amount of new equipment is estimated to be $128,000, which is based on comparison with costs of a recent similar support laboratory known to KCA.

Page 15-19

Waste products from the laboratory are generally compatible with the ore that is placed on the heaps or solutions handled from the solution ponds and will be disposed of in these facilities.

15.10                       General Site work

15.10.1                    Roads

Roads between the various facilities are designed at a maximum grade of 10%.  The roads are constructed to promote runoff and minimize damage during storm events.  Culverts are installed as required to minimize damage to the roads during the wet season.

15.10.2                    Site Drainage

Diversion ditches are planned as necessary, to protect the surface facilities from damage due to rainfall runoff and to help control sediment runoff from distributed areas of the project.  Areas immediately surrounding the process plant, shops and living quarters are sloped to divert runoff away from the work areas.  Small ditches direct runoff from the various project elements (process plant, buildings, etc.) to the surrounding environment.

The cost of these items is minimal, and is included in the miscellaneous costs associated with the various facilities.

Page 15-20

15.10.3   Fencing

Standard 2.0 meter high chain link fence is installed around the entire site which includes the mine, heap leach area, process facilities and buildings to keep out livestock and wildlife.  A total of approximately 22,000 linear meters is required.  Main access into the site is through a controlled security checkpoint.  Security gates are located on access roads that cross the fence boundaries.   Capital costs for the fence are included.  Security checkpoints are expected to require minimal construction, and specific costs are not included.

15.10.4                  Communications

A telephone system is provided for communications among all the buildings and facilities located on the site.  The on-site telephone system is also connected to the local telephone system that is within the Ocampo area which is capable of making national and international calls.  Supervisors’ and mechanics’ vehicles and the process plant and crusher are equipped with mobile radio units.  Supervisors are equipped with hand-held radios.

15.10.5 Transportation

As mentioned previously there is on site accommodations for the employees that are long distance commuters.  The company has two buses on site to transport employees from the living quarters to the areas around the site.

Page 15-21

Half ton pickups are used for general and site transportation requirements for supervisors, geology and engineering, maintenance and certain operations personnel.  Two flatbed trucks, one equipped with a hydraulic jib crane and the other equipped with welding equipment are used for mobile site maintenance. Other mobile support equipment consists of a mobile crane, a small front end loader (Bobcat), a mid sized front end loader with bucket, forks and pick stick (Cat 966) and a rough terrain forklift. In addition to the ambulance, a fire fighting pumper/tanker truck is permanently on site. The General Manager is assigned a large, four wheel drive sport utility vehicle.

Page 16-1

16.0  ECONOMICS

16.1                Summary

The capital and operating costs generated for the development, operation, and closure of the Ocampo Project have been evaluated using cash flow analysis as a means of determining the financial aspects and economic indicators for the project.  The cash flow analyses have been based upon data developed by Kappes, Cassiday and Associates (KCA), Gammon Lakes Resources (GLR), Mintec, AST Mining, and Deloitte Touche Tohmatsu.

For the purposes of the cash flow analysis, all pre-production costs occur in Year 0 (which is taken to be 2005).  Open pit mining and underground mine development begin in Year 0 (mostly mine preparation and stripping, although some ore will be stacked on the heap leach pad and heap leaching initiated), with full scale heap leaching, underground mining, milling operations and gold and silver production beginning in Year 1.  Underground mining and mill ore processing operations continue into Year 6 with open pit mining continuing into Year 7.  Heap leaching and gold/silver production is completed in Year 8, as is site reclamation.

Attached, starting on page 16-13, is the spreadsheet used in the calculation of the cash flows and economic indicators for the project.

16.1.1              Base Case

The base case for economic analysis of the project uses a $400 gold and $6.50 silver (USD), the same base prices that were used for the determination of the project mineral resources.  Table 16-1 presents the economic indicators for the project.

Kappes, Cassiday and Associates	Sec 16.0 Economic Analysis
November 2004

Page 16-2

Table 16-1

Project Economic Indicators

Economic Indicator	Before Tax	After Tax
Internal Rate of Return	65%	52%
Project Payback, after start-up		1.7 Years
Cash Operating Costs, per Oz Gold Equivalent		$149.28
Total Cash Flow, undiscounted, USD $000’s	$357,613	$262,906
Project NPV, 5% discount (1), USD $000’s	$266,754	$192,498
Break-even Gold/Silver Price	See note 2 below	See note 2 below

(1)                                  Net present value is at the start of Year 0 and assumes that all cash flow amounts occur at the end of each year of the project.

(2)                                  Because silver is a significant contributor to the economics of the project (approximately 37% of the revenue) there is no single break even price.  A number of combinations of gold and silver prices entered into the analysis will produce a cumulative cash flow of $0.  It may be noteworthy, however, to see that a $260 gold price and a $3.25 silver price (the lowest prices in recent memory) may still produce an IRR of about 8%.

Figures 16-1, below, presents the net present value of the project at the beginning of Year 0 calculated for different discount rates.  The discount rate at which the NPV is zero represents the discounted cash flow rate of return for the project, about 52%, after tax.

Figure 16-1

Net Present Value vs. Discount Rate (After Tax)

Page 16-3

Figure 16-2 presents the cash flows generated for the base case project.  The time at which the cumulative cash flow line becomes positive represents the payback period for the project.  In this case it appears to be about 1.7 years from the beginning of production operations at the start of Year 1. Note that all cash flows are calculated at year end. (At the end of Year 0 the cash flow is a negative $104,221,904)

Figure 16-2

Annual and Cumulative Cash Flow Projections (After Tax)

16.1.2                                           Sensitivity Analysis

In order to estimate the relative strength of the project, base case sensitivity analyses have been completed by analyzing the effect on project economic indicators of variations in revenue generated by the project (changes in gold/silver price, gold/silver recovery, and/or ore grade), the capital cost of the project (not including working capital), and operating costs, including working capital. With regard to revenue sensitivity, increases in grade or recovery will result in more gold produced, which will raise the operating costs a small amount.  This is not taken into account in the sensitivity analysis for revenue, but is a

Page 16-4

minor effect.  These analyses are presented in Table 16-2 and Figure 16-3.

The economic indicator chosen for sensitivity evaluation is the internal rate of return (IRR) as calculated using Microsoft® Excel.  This analysis indicates the project is, as most projects are, most sensitive to revenue.  It also indicates that the project is likely to stand up well to significant variation in development and operating costs.

Figure 16-3 IRR Sensitivity (After Tax)

Table 16-2  IRR Sensitivity (After Tax)

PCT OF BASE CASE	INTERNAL RATE OF RETURN (IRR)
	REVENUE	OP COST	CAP COST
75%	26%	62%	73%
90%	42%	56%	59%
100%	52%	52%	52%
110%	62%	48%	46%
125%	76%	42%	39%

Page 16-5

16.2  Revenue

Project revenue is based upon the gold production schedule presented earlier in this report.  The base case gold and silver revenue has assumed an average realized gold and silver prices of $400 and $6.50 per ounce, respectively, over the life of the project.

16.3                Operating Costs

Operating costs used for this analysis are those developed in the study on a year by year basis and detailed in this report.

16.4                Profit Sharing

A mandatory profit sharing program exists in Mexico that requires the payment of 10% of profits to the personnel working at the project.  The amount of profit upon which the profit sharing is calculated is the corporate income upon which taxes are computed, except that any losses carried forward cannot be used.  However, prior year profit sharing can be deducted for current year profit calculation purposes.

For this study it is expected that salaried and hourly personnel will be obtained through a personnel service company, which will pay all wages and benefits to project personnel. As a result, the Ocampo project will incur no profit sharing obligation.  The salary, wage and benefit costs used in the development of the project operating costs are those expected to be paid to the service company.

Page 16-6

16.5  Reclamation Costs

Reclamation costs have been estimated in this report and the total dollar amount required has been shown as an annual reclamation cost accrual during project operations.  At the end of the project, Years 7 and 8, reclamation will be completed and the accrued money expended.  For the cash flow analysis, reclamation costs have been deducted from the operating costs on a per ton of ore mined basis and inserted as outgoing cash flow in the last two years of the project, Years 7 and 8.

16.6                Royalties

According to GLR there are no royalty obligations on the project.  There is a payment due amounting to 8% of the net profits until a total of $2,000,000 US has been paid.  In this study the payment is made in Year 2.

16.7                Capital Development and Acquisition Costs

Project capital costs are detailed in the cash flow model by year and by type in order that the proper methods of tax and depreciation can be applied.

16.7.1              Capital Cost Depreciation

Current Mexican tax regulations provide for three different types of depreciation to be taken for this project.

•                  The capital costs of mine development, the tailings impoundment, the leach pad, process ponds, site preparation, and the water reservoir system were depreciated based upon the tonnes of ore mined, since the value of these installations diminish in direct proportion to the tonnage of ore mined and will become worthless at closure.

Page 16-7

•                  New regulations provide that, beginning in 2005, mining equipment can be depreciated by 77% in the first year, with no further depreciation allowed.  This approach was used for this evaluation.

•                  The remainder of the capital assets was depreciated at 10% per year, with the remaining depreciation claimed in the final operating year of the project.

Project non-depreciable expenses include the initial operating supply inventory, the initial maintenance supply inventory, and working capital.  The initial operating and maintenance supply inventories are consumed during the final year of the project’s operating life.  Working capital will be recouped within the first year of project operations.

16.7.2                      Exploration and Pre-Operational Development Expenses

Exploration and development expenses and the cost of mining claims incurred prior to the onset of operations (generally expenses subject to depletion) are treated as pre-operating expenses in Mexico.  These can be amortized at a rate of 10% per year or, at the election of the taxpayer, deducted in the year in which they are incurred.  The Ocampo project has identified a total of $26,797,655 (US) of pre-production project expenditures and losses that can be applied to the project.  This amount has been taken as a deduction in Year 0 and carried forward as a loss.

Page 16-8

16.7.3                      Operating and Maintenance Supply Inventory

The initial operating supply inventory used in this study is the cost to provide the initial rod and ball charges for the mill.  At the end of the mine life a full rod and ball charge will continue to exist and will be salvaged, if possible, or discarded (more likely).

An estimate of the costs to establish a maintenance supply inventory (spare parts) is included within the capital cost estimate.  It is assumed in this study that the spare parts inventory will be sold, at the end of the project, for 90% of its original cost.

16.7.4                      Working Capital Requirement

Working capital is that money used to cover project operating costs after start-up until a positive cash flow is reached, after which project expenses can be paid by the project.

The amount of working capital used in this study is based upon one month of the operating and maintenance supplies required for the mining, milling and administrative operation at the site.  Since costs for these supplies are included within the operating costs for the project, the working capital is expected to be recouped in Year 1 from operating cash flow.  Thus the money is provided for operations until profits from operations can repay it a few months later.

Page 16-9

16.7.5                      Sustaining Capital and Exploration

Sustaining capital is that money which will be spent primarily for the replacement of equipment and for other non-capital improvement projects.  Money that will likely be spent for project improvement has not been included within this category because, by definition, the expenditures should produce a positive payback, which then must be included in the project economics.  The same concept is applied to exploration drilling at the project.  Money spent should produce results in extended or higher grade reserves, which should then be recognized in the study.  This would tend to lead the study into an undue amount of speculation not consistent with an analysis of this nature.

For this project sustaining capital has been planned for continuing underground mine development work and for open pit mining equipment needed as ore production and stripping increase.

16.8   Salvage Value

At the end of the project, there is likely to be a salvage value for the mobile mining and non-mining equipment and for much of the process and laboratory equipment.  Based upon the original cost of this equipment, a salvage value has been estimated.  These values are detailed in the project cash flow model.  This estimate expects that there currently exists, or will exist within Mexico, a mining and heavy industry base that will be able to use much of this equipment.  Certainly the mobile equipment, crushing, conveying, and screening equipment should find wide application in the country.

Page 16-10

For cash flow calculation purposes, the cash resulting from the sale of this equipment was credited to the project as pre-tax cash flow, since most of the project capital is ultimately depreciated in the study.  The exception to this is for the mining equipment, which was not fully depreciated.  For this equipment the undepreciated amount (23% of the cost) was subtracted from the amount realized by sale before taxes are applied to the proceeds.

16.9   Taxes

There are four taxes that will be applied to the project that are of primary concern:  the tax on corporate profits, the net assets tax, the value added tax (IVA using the Spanish acronym), and the diesel fuel tax (IEPS).

The tax procedures allow for the carry-forward of losses for a period of up to 10 years, which, for this study is important, due to the prior losses applicable to the project discussed above.  These losses will be inflation indexed to assure that the value of the losses is not lost due to inflation.  Since this analysis is a constant dollar evaluation, this potential advantage to the project is not recognized, although, when in operation the project may actually benefit if peso inflation is not compensated for by the dollar exchange rate.

16.9.1                      Corporate

According to GLR and Deloitte Touche the general Mexican tax rates applicable to the project will go from 30% in 2004 to 29% in 2005 and to 28% in 2006 and there after.  These rates are used in this study.

Page 16-11

16.9.2                      Net Assets Tax

The net assets tax in Mexico is essentially a minimum tax for a project and is applied at a rate of 1.8% of the depreciated value of the project’s assets.  This is the minimum tax to be paid by the project and is only paid to the extent of the amount the net assets tax exceeds the amount of corporate tax due.  (If the total corporate tax is greater than the net assets tax, no net assets tax is paid.)  In addition, no net assets tax is due during the development stages of a project, and the tax is not due during the first three years of project operations.

16.9.3                      Value Added Tax (IVA using the Spanish Acronym)

IVA is administered at various rates depending upon the materials or services purchased.  Generally speaking the IVA rate most applicable to the Ocampo project is 15%.  IVA is applied to all good and services, both domestic and imported, that the project purchases or acquires.  IVA is not applicable to the wages, salaries, and benefits of employees.  In this case, however, the services of all employees are acquired from a service company, so IVA would be attached to these costs as well.

According to GLR the Ocampo project will be eligible for a refund of all IVA taxes paid, both on imports and for domestic expenses.  This being the case, IVA calculations have not been included in the economics spreadsheet since money spent on IVA one month will be refunded the next.

Page 16-12

16.9.4    Diesel Fuel Tax (Spanish Acronym IEPS)

Mexico levies a general tax on the use of diesel fuel that varies monthly and by region.  If the fuel is used off-road and in a qualifying project, the tax is refundable.  As a result, no provision for the payment and refund of IEPS has been made in the analysis of the project.

16.9.5                                          Import Duty

According to GLR the project will not be required to pay duty on imported equipment, materials, and services.

Ocampo Project Feasibility Study	Page 16-13
Base Case Cash Flow Analysis and Sensitivities

	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
1-Dec-04	0	1	2	3	4	5	6	7	8	TOTAL

PRODUCTION
UNDERGROUND MINE WITH MERRILL CROWE MILL
METRIC TONS ORE MINED		547,500	547,500	547,500	547,500	547,500	281,997	—	—	3,019,497
CUM METRIC TONS ORE		547,500	1,095,000	1,642,500	2,190,000	2,737,500	3,019,497	3,019,497	3,019,497
WASTE TO ORE RATIO		—	—	—	—	—	—	—	—	—
WASTE METRIC TONS MINED		—	—	—	—	—	—	—	—	—
CUM WASTE METRIC TONS MINED		—	—	—	—	—	—	—	—
		4.38	4.27	4.50	4.83	5.07	3.29		—
ORE GRADE, g Au/t	100%	4.38	4.27	4.50	4.83	5.07	3.29	—	—	4.49
OUNCES GOLD MINED		77,151	75,214	79,265	85,078	89,305	29,849	—	—	435,861
CUM OUNCES GOLD MINED		77,151	152,365	231,630	316,707	406,012	435,861	435,861	435,861
% GOLD RECOVERY		96.0%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%
CUM% GOLD RECOVERY		96.0%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%
OUNCES GOLD RECOVERED		74,065	72,205	76,094	81,675	85,733	28,655	—	—	418,427
CUM OUNCES GOLD RECOVERED		74,065	146,270	222,364	304,039	389,772	418,427	418,427	418,427
OUNCES GOLD PRODUCED		74,065	72,205	76,094	81,675	85,733	28,655	—	—	418,427
		273	245	233	236	243	128	—
ORE GRADE, g Ag/t	100%	274	246	234	237	244	128	—	—	236
OUNCES SILVER MINED		4,818,170	4,323,999	4,112,211	4,165,158	4,288,701	1,163,563	—	—	22,871,801
CUM OUNCES SILVER MINED		4,818,170	9,142,169	13,254,380	17,419,538	21,708,238	22,871,801	22,871,801	22,871,801
% SILVER RECOVERY		93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
CUM% SILVER RECOVERY		93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
OUNCES SILVER RECOVERED		4,480,898	4,021,319	3,824,356	3,873,597	3,988,492	1,082,113	—	—	21,270,775
CUM OUNCES SILVER RECOVERED		4,480,898	8,502,217	12,326,573	16,200,170	20,188,662	21,270,775	21,270,775	21,270,775
OUNCES SILVER PRODUCED		4,480,898	4,021,319	3,824,356	3,873,597	3,988,492	1,082,113	—	—	21,270,775

OPEN PIT MINE WITH HEAP LEACH
LOW GRADE ORE
METRIC TONS ORE MINED	228,000	1,922,000	2,439,000	1,690,000	2,206,000	2,406,000	3,526,000	1,905,000	—	16,322,000
CUM METRIC TONS ORE	228,000	2,150,000	4,589,000	6,279,000	8,485,000	10,891,000	14,417,000	16,322,000	16,322,000
ORE GRADE, g Au/t	0.29	0.22	0.23	0.26	0.25	0.26	0.32	0.28	0.35	0.27
OUNCES GOLD MINED	2,126	13,595	18,036	14,127	17,731	20,113	36,277	17,149	—	139,154
CUM OUNCES GOLD MINED	2,126	15,721	33,757	47,884	65,615	85,728	122,005	139,154	139,154
% GOLD RECOVERY	77.0%	77.0%	77.0%	77.0%	77.0%	77.0%	77.0%	77.0%	77.0%	77.0%
CUM% GOLD RECOVERY	77.0%	77.0%	77.0%	77.0%	77.0%	77.0%	77.0%	77.0%	77.0%
OUNCES GOLD RECOVERED	1,637	10,468	13,888	10,878	13,653	15,487	27,933	13,205	—	107,149
CUM OUNCES GOLD RECOVERED	1,637	12,105	25,993	36,871	50,524	66,010	93,944	107,149	107,149
OUNCES GOLD PRODUCED		12,105	13,888	10,878	13,653	15,487	27,933	13,205	—	107,149

ORE GRADE, g Ag/t	8	10	9	10	8	6	6	10	8	8
OUNCES SILVER MINED	55,013	596,251	672,566	524,279	532,276	497,599	729,233	590,977	—	4,198,194
CUM OUNCES SILVER MINED	55,013	651,264	1,323,830	1,848,108	2,380,384	2,877,983	3,607,217	4,198,194	4,198,194
% SILVER RECOVERY	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%
CUM% SILVER RECOVERY	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%
OUNCES SILVER RECOVERED	25,306	274,275	309,380	241,168	244,847	228,896	335,447	271,849	—	1,931,169
CUM OUNCES SILVER RECOVERED	25,306	299,581	608,962	850,130	1,094,977	1,323,872	1,659,320	1,931,169	1,931,169
OUNCES SILVER PRODUCED		299,581	309,380	241,168	244,847	228,896	335,447	271,849	—	1,931,169

HIGH GRADE ORE
METRIC TONS ORE MINED	172,000	2,030,000	2,030,000	2,030,000	2,030,000	2,030,000	2,030,000	1,800,000	—	14,152,000
CUM METRIC TONS ORE	172,000	2,202,000	4,232,000	6,262,000	8,292,000	10,322,000	12,352,000	14,152,000	14,152,000
ORE GRADE, g Au/t	1.08	2.08	1.77	1.60	1.58	1.85	1.29	1.58	1.70	1.67
OUNCES GOLD MINED	5,972	135,755	115,523	104,427	103,122	120,744	84,194	91,438	—	761,176
CUM OUNCES GOLD MINED	5,972	141,728	257,250	361,678	464,800	585,544	669,738	761,176	761,176
% GOLD RECOVERY	87.0%	87.0%	87.0%	87.0%	87.0%	87.0%	87.0%	87.0%	87.0%	87.0%
CUM% GOLD RECOVERY	87.0%	87.0%	87.0%	87.0%	87.0%	87.0%	87.0%	87.0%	87.0%
OUNCES GOLD RECOVERED	5,196	118,107	100,505	90,852	89,716	105,047	73,249	79,551	—	662,223
CUM OUNCES GOLD RECOVERED	5,196	123,303	223,808	314,660	404,376	509,423	582,672	662,223	662,223
OUNCES GOLD PRODUCED		123,303	100,505	90,852	89,716	105,047	73,249	79,551	—	662,223

Kappes, Cassiday and Associates
November 2004

Page 16-14

			YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
1-Dec-04			0	1	2	3	4	5	6	7	8	TOTAL
	ORE GRADE, g Ag/t		78	84	64	70	62	67	24	64	64	62
	OUNCES SILVER MINED		429,631	5,465,754	4,148,704	4,543,818	4,017,002	4,346,261	1,580,460	3,678,654	—	28,210,284
	CUM OUNCES SILVER MINED		429,631	5,895,384	10,044,089	14,587,906	18,604,909	22,951,170	24,531,630	28,210,284	28,210,284
	% SILVER RECOVERY		72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%
	CUM % SILVER RECOVERY		72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%
	OUNCES SILVER RECOVERED		309,334	3,935,343	2,987,067	3,271,549	2,892,242	3,129,308	1,137,931	2,648,631	—	20,311,405
	CUM OUNCES SILVER RECOVERED		309,334	4,244,677	7,231,744	10,503,293	13,395,534	16,524,842	17,662,774	20,311,405	20,311,405
	OUNCES SILVER PRODUCED			4,244,677	2,987,067	3,271,549	2,892,242	3,129,308	1,137,931	2,648,631	—	20,311,405

	STOCKPILED ORE TO HEAP LEACH
	TONS STOCKPILE ORE STACKED		61,000
	ORE GRADE, g Au/t		4.40
	OUNCES GOLD STACKED		8,629
	% GOLD RECOVERY		85.0%
	RECOVERABLE OUNCES GOLD		7,335
	OUNCES GOLD PRODUCED			7,335

	ORE GRADE, g Ag/t		277
	OUNCES SILVER STACKED		543,259
	% SILVER RECOVERY		60.0%
	RECOVERABLE OUNCES SILVER		325,956
	OUNCES SILVER PRODUCED			325,956	—

	METRIC TONS ORE MINED		400,000	3,952,000	4,469,000	3,720,000	4,236,000	4,436,000	5,556,000	3,705,000	—	30,474,000
	CUM METRIC TONS ORE		400,000	4,352,000	8,821,000	12,541,000	16,777,000	21,213,000	26,769,000	30,474,000	30,474,000
	STRIP RATIO		12.3	6.5	4.4	6.0	4.8	5.5	3.4	4.3	—	5.0
	WASTE METRIC TONS MINED		4,927,000	25,837,000	19,561,000	22,243,000	20,348,000	24,559,000	18,620,000	15,923,000	—	152,018,000
	CUM WASTE METRIC TONS MINED		4,927,000	30,764,000	50,325,000	72,568,000	92,916,000	117,475,000	136,095,000	152,018,000	152,018,000

	TOTAL HEAP LEACH GOLD RECOVERED	OZ		142,743	114,392	101,730	103,369	120,534	101,182	92,756	—	776,707
	INVENTORY HOLD UP, MONTHS	2 Yr 1		23,791	—	—	—	—	—
	TOTAL HEAP LEACH GOLD PRODUCED			118,953	114,392	101,730	103,369	120,534	101,182	108,617	7,930	776,707
	TOTAL HEAP LEACH SILVER RECOVERED	OZ		4,870,214	3,296,447	3,512,717	3,137,088	3,358,204	1,473,379	2,920,480	—	22,568,529
	INVENTORY HOLD UP, MONTHS	2 Yr 1		811,702	—	—	—	—	—
	TOTAL HEAP LEACH SILVER PRODUCED			4,058,511	3,296,447	3,512,717	3,137,088	3,358,204	1,473,379	3,461,615	270,567	22,568,529

	TOTAL GOLD PRODUCED			193,018	186,597	177,824	185,044	206,267	129,837	108,617	7,930	1,195,133
	TOTAL SILVER PRODUCED			8,539,409	7,317,766	7,337,073	7,010,685	7,346,695	2,555,492	3,461,615	270,567	43,839,304
	GOLD/SILVER EQUIVALENT RATIO	61.54
	EQUIVALENT GOLD OUNCES PRODUCED		—	331,780	305,508	297,048	298,965	325,648	171,363	164,866	12,327	1,907,504

	TOTAL TONS MINED OPEN PIT AND UNDERGROUND		400,000	4,499,500	5,016,500	4,267,500	4,783,500	4,983,500	5,837,997	3,705,000	—	33,493,497

REVENUE
$ 400	GOLD PRICE		$400	$400	$400	$400	$400	$400	$400	$400	$400	$400
	GOLD REVENUE		$—	$77,207,074	$74,638,933	$71,129,585	$74,017,505	$82,506,724	$51,934,829	$43,446,642	$3,172,069	$478,053,361

$ 6.50	SILVER PRICE		$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50	$6.50
	SILVER REVENUE		$—	$55,504,774	$47,564,291	$47,689,784	$45,568,314	$47,752,327	$16,610,284	$22,499,936	$1,758,644	$284,948,355

0.0%	REVENUE DELAY, % OF YEAR		$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

	TOTAL REVENUE		$—	$132,711,848	$122,203,224	$118,819,369	$119,585,819	$130,259,051	$68,545,113	$65,946,578	$4,930,713	$763,001,716

	ROYALTIES
	GOVERNMENT		$—	$—	$—	$—	$—	$—	$—	$—	$—	—
0.0%	LANDOWNER		$—	$—	$—	$—	$—	$—	$—	$—	$—	—
	ROYALTY COST		$—	$—	$—	$—	$—	$—	$—	$—	$—	—
	$/OZ AU			$—	$—	$—	$—	$—	$—	#DIV/0!	#DIV/0!	$—

COSTS OF PRODUCTION (W/ IEPS & W/O IVA)
100%	UNDERGROUND MINING AT $/t, PROVIDED BY GLR	$ 10.48	$—	$5,737,800	$5,737,800	$5,737,800	$5,737,800	$5,737,800	$2,955,329	$—	$—	$31,644,329
	MERRILL CROWE MILL AT $/t, ESTIMATED BY KCA	$ 15.07	$—	$8,412,581	$8,294,005	$8,244,411	$8,258,521	$8,289,104	$4,015,602	$—	$—	$45,514,224
	OPEN PTI MINING AT $/t, PROVIDED BY MINTEC	$ 0.66	$0.762	$0.621	$0.618	$0.662	$0.654	$0.637	$0.678	$0.779	$—	$0.662
	OPEN PIT MINE ORE AT $/t	$ 0.66	$304,800	$2,454,192	$2,761,842	$2,462,640	$2,770,344	$2,825,732	$3,766,968	$2,886,195	$—	$20,232,713
	OPEN PIT MINE WASTE AT $/t	$ 0.66	$3,754,374	$16,044,777	$12,088,698	$14,724,866	$13,307,592	$15,644,083	$12,624,360	$12,404,017	$—	$100,592,767
	HEAP LEACH AT $/t, ESTIMATED BY KCA	$ 1.82	$741,994	$7,951,275	$8,061,168	$7,597,894	$7,854,707	$8,056,476	$8,310,983	$6,038,079	$767,855	$55,380,431

Page 16-15

			YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
1-Dec-04			0	1	2	3	4	5	6	7	8	TOTAL
	STOCKPILE HEAP LEACH,$10/t FOR THE FIRST 20,000 t	$—	$—	$200,000	$—	$—	$—	$—	$—	$—	$—	$200,000
	STOCKPILE HEAP LEACH,$20/t FOR THE REMAINDER	$—	$—	$820,000	$—	$—	$—	$—	$—	$—	$—	$820,000
	GENERAL & ADMINISTRATIVE, ESTIMATED BY KCA	$0.10	$250,000	$443,761	$443,761	$443,761	$443,761	$443,761	$443,761	$443,761	$90,373	$3,446,701
	COST OF DORE SALES AT $/oz Au + Ag, GLR/EL CUBO	$0.39	$—	$3,167,943	$2,839,826	$2,792,629	$2,757,704	$2,962,795	$1,373,447	$1,463,461	$111,085	$17,468,891
	GEOLOGY & ENGINEERING, ESTIMATED BY KCA	$0.15	$300,000	$671,715	$671,715	$671,715	$671,715	$671,715	$671,715	$671,715	$—	$5,002,005
	CAMP & DINING FACILITY, PROVIDED BY GAMMON	$0.13	$500,000	$598,696	$598,696	$598,696	$598,696	$598,696	$575,122	$370,128	$17,083	$4,455,814
	TOTAL OPERATING COST,w/o IEPS; w/o IVA		$5,851,168	$46,502,742	$41,497,512	$43,274,413	$42,400,841	$45,230,163	$34,737,287	$24,277,357	$986,396	$284,757,879
$ —	FUEL TAX PAID,IEPS		$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	NET OPERATING COSTS w/ IEPS & w/o IVA		$5,851,168	$46,502,742	$41,497,512	$43,274,413	$42,400,841	$45,230,163	$34,737,287	$24,277,357	$986,396	$284,757,879
	NET $/OZ AU EQ		N/A	$140.16	$135.83	$145.68	$141.83	$138.89	$202.71	$147.25	$80.02	$149.28

	IVA		$—	$—	$—	$—	$—	$—	$—	$—	$—	—
		$0.089
9	RECLAMATION ACCRUAL (W/O IVA)		$41,217	$402,286	$448,509	$381,543	$427,677	$445,559	$521,957	$331,252	$—	$3,000,000
	$/OZ AU			$1.21	$1.47	$1.28	$1.43	$1.37	$3.05	$2.01	$—	$7,170

Page 16-16

		YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
1-Dec-04		0	1	2	3	4	5	6	7	8	TOTAL

CAPITAL COSTS

	UNDERGROUND MINE
A	UNDERGROUND MINE DEVELOPMENT	$1,608,000	$—	$—	$—	$—	$—	$—	$—	$—	$1,608,000
B	EQUIPMENT	$3,200,000	$—	$—	$—	$—	$—	$—	$—	$—	$3,200,000
A	OFF ROAD VEHICLES & EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
A	VEHICLES	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
A	INSTALLATION	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
A	DEVELOPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
ND	SPARE PARTS INVENTORY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$4,808,000	$—	$—	$—	$—	$—	$—	$—	$—	$4,808,000
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$4,808,000	$—	$—	$—	$—	$—	$—	$—	$—	$4,808,000

C	MERRILL CROWE MILL
C	EQUIPMENT	$18,036,603	$—	$—	$—	$—	$—	$—	$—	$—	$18,036,603
C	OFF ROAD VEHICLES & EQUIPMENT	$557,000	$—	$—	$—	$—	$—	$—	$—	$—	$557,000
C	INSTALLATION	$7,765,157	$—	$—	$—	$—	$—	$—	$—	$—	$7,765,157
ND	SPARE PARTS INVENTORY	$1,018,929	$—	$—	$—	$—	$—	$—	$—	$—	$1,018,929
A	TAILINGS IMPOUNDMENT	$183,569	$—	$—	$—	$—	$—	$—	$—	$—	$183,569
	SUBTOTAL	$27,561,259	$—	$—	$—	$—	$—	$—	$—	$—	$27,561,259
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$27,561,259	$—	$—	$—	$—	$—	$—	$—	$—	$27,561,259

	OPEN PIT MINE
B	EQUIPMENT	$24,044,000	$20,879,000	$—	$—	$—	$—	$—	$—	$—	$44,923,000
B	OFF ROAD VEHICLES & EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
B	VEHICLES	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
A	INSTALLATION	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
A	DEVELOPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
ND	SPARE PARTS INVENTORY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$24,044,000	$20,879,000	$—	$—	$—	$—	$—	$—	$—	$44,923,000
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$24,044,000	$20,879,000	$—	$—	$—	$—	$—	$—	$—	$44,923,000

	CRUSHING AND HEAP LEACH PADS
C	EQUIPMENT	$11,336,081	$—	$—	$—	$—	$—	$—	$—	$—	$11,336,081
C	OFF ROAD VEHICLES & EQUIPMENT	$710,851	$—	$—	$—	$—	$—	$—	$—	$—	$710,851
C	VEHICLES	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	INSTALLATION	$3,385,563	$—	$—	$—	$—	$—	$—	$—	$—	$3,385,563
ND	SPARE PARTS INVENTORY	$566,804	$—	$—	$—	$—	$—	$—	$—	$—	$566,804
A	LEACH PAD PHASE 1	$4,043,729	$—	$—	$—	$—	$—	$—	$—	$—	$4,043,729
A	LEACH PAD PHASE 2	$—	$—	$3,032,797	$1,010,932	$—	$—	$—	$—	$—	$4,043,729
A	LEACH PAD PHASE 3	$—	$—	$—	$—	$—	$2,242,200	$747,400	$—	$—	$2,989,600
	SUBTOTAL	$20,043,028	$—	$3,032,797	$1,010,932	$—	$2,242,200	$747,400	$—	$—	$27,076,357
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$20,043,028	$—	$3,032,797	$1,010,932	$—	$2,242,200	$747,400	$—	$—	$27,076,357

Page 16-17

		YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
1-Dec-04		0	1	2	3	4	5	6	7	8	TOTAL
	ADMINISTRATION BUILDING
C	EQUIPMENT	$236,000	$—	$—	$—	$—	$—	$—	$—	$—	$236,000
C	OFF ROAD VEHICLES AND EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	VEHICLES	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	INSTALLATION	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	BUILDING	$95,860	$—	$—	$—	$—	$—	$—	$—	$—	$95,860
ND	SPARE PARTS INVENTORY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$331,860	$—	$—	$—	$—	$—	$—	$—	$—	$331,860
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$331,860	$—	$—	$—	$—	$—	$—	$—	$—	$331,860

	CAMP & DINING FACILITY
C	EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	OFF ROAD VEHICLES AND EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	VEHICLES	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	INSTALLATION	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	BUILDING	$1,250,000	$—	$—	$—	$—	$—	$—	$—	$—	$1,250,000
ND	SPARE PARTS INVENTORY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$1,250,000	$—	$—	$—	$—	$—	$—	$—	$—	$1,250,000
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$1,250,000	$—	$—	$—	$—	$—	$—	$—	$—	$1,250,000

	LABORATORY
C	EQUIPMENT	$26,000	$—	$—	$—	$—	$—	$—	$—	$—	$26,000
C	OFF ROAD VEHICLES AND EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	VEHICLES	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	INSTALLATION	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	BUILDING	$102,335	$—	$—	$—	$—	$—	$—	$—	$—	$102,335
ND	SPARE PARTS INVENTORY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$128,335	$—	$—	$—	$—	$—	$—	$—	$—	$128,335
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$128,335	$—	$—	$—	$—	$—	$—	$—	$—	$128,335

	MILL SHOP
C	EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	OFF ROAD VEHICLES AND EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	VEHICLES	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	INSTALLATION	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	BUILDING	$120,540	$—	$—	$—	$—	$—	$—	$—	$—	$120,540
ND	SPARE PARTS INVENTORY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$120,540	$—	$—	$—	$—	$—	$—	$—	$—	$120,540
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$120,540	$—	$—	$—	$—	$—	$—	$—	$—	$120,540

	MINE SHOP
C	EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	OFF ROAD VEHICLES AND EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	VEHICLES	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	INSTALLATION	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	BUILDING	$707,142	$—	$—	$—	$—	$—	$—	$—	$—	$707,142
ND	SPARE PARTS INVENTORY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$707,142	$—	$—	$—	$—	$—	$—	$—	$—	$707,142
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$707,142	$—	$—	$—	$—	$—	$—	$—	$—	$707,142

Page 16-18

		YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
1-Dec-04		0	1	2	3	4	5	6	7	8	TOTAL
	WAREHOUSE
C	EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	OFF ROAD VEHICLES AND EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	VEHICLES	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	INSTALLATION	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	BUILDING	$273,186	$—	$—	$—	$—	$—	$—	$—	$—	$273,186
ND	SPARE PARTS INVENTORY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$273,186	$—	$—	$—	$—	$—	$—	$—	$—	$273,186
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$273,186	$—	$—	$—	$—	$—	$—	$—	$—	$273,186

	MOBILE EQUIPMENT
C	ACQUIRE AND BRING TO SITE	$1,224,000	$—	$—	$—	$—	$—	$—	$—	$—	$1,224,000
ND	SPARE PARTS INVENTORY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$1,224,000	$—	$—	$—	$—	$—	$—	$—	$—	$1,224,000
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$1,224,000	$—	$—	$—	$—	$—	$—	$—	$—	$1,224,000

	OVERALL
C	COMPLETE	$655,649	$—	$—	$—	$—	$—	$—	$—	$—	$655,649
ND	SPARE PARTS INVENTORY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$655,649	$—	$—	$—	$—	$—	$—	$—	$—	$655,649
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$655,649	$—	$—	$—	$—	$—	$—	$—	$—	$655,649

	POWER SUPPLY & DISTRIBUTION
C	EQUIPMENT	$2,393,119	$—	$—	$—	$—	$—	$—	$—	$—	$2,393,119
C	INSTALLATION	$504,019	$—	$—	$—	$—	$—	$—	$—	$—	$504,019
ND	SPARE PARTS INVENTORY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$2,897,138	$—	$—	$—	$—	$—	$—	$—	$—	$2,897,138
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$2,897,138	$—	$—	$—	$—	$—	$—	$—	$—	$2,897,138

	SITE PREPARATION
A	COMPLETE	$3,711,893	$—	$—	$—	$—	$—	$—	$—	$—	$3,711,893
ND	SPARE PARTS INVENTORY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$3,711,893	$—	$—	$—	$—	$—	$—	$—	$—	$3,711,893
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$3,711,893	$—	$—	$—	$—	$—	$—	$—	$—	$3,711,893

	WATER SUPPLY
A	DAM FOR STORAGE RESERVOIR	$660,375	$—	$—	$—	$—	$—	$—	$—	$—	$660,375
A	WELL FIELD FOR BACKUP GROUND WATER	$—	$300,000	$—	$—	$—	$—	$—	$—	$—	$300,000
	SUBTOTAL	$660,375	$300,000	$—	$—	$—	$—	$—	$—	$—	$960,375
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$660,375	$300,000	$—	$—	$—	$—	$—	$—	$—	$960,375

Page 16-19

		YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
1-Dec-04		0	1	2	3	4	5	6	7	8	TOTAL
DIRECT CAPITAL COSTS
	CAPITAL COSTS	$86,830,672	$21,179,000	$3,032,797	$1,010,932	$—	$2,242,200	$747,400	$—	$—	$115,043,001
	SPARES	$1,585,733	$—	$—	$—	$—	$—	$—	$—	$—	$1,585,733
	SUBTOTAL	$88,416,405	$21,179,000	$3,032,797	$1,010,932	$—	$2,242,200	$747,400	$—	$—	$116,628,734
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$88,416,405	$21,179,000	$3,032,797	$1,010,932	$—	$2,242,200	$747,400	$—	$—	$116,628,734

	CHECK TOTAL	$88,416,405	$21,179,000	$3,032,797	$1,010,932	$—	$2,242,200	$747,400	$—	$—	$116,628,734

ENG, PROCURE, CONST MGMNT
8%	W/O TAX & DUTY	$4,937,108	$—	$242,624	$80,875	$—	$275,000	$—	$—	$—	$5,535,606
0%	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—									$—
	TOTAL	$4,937,108	$—	$242,624	$80,875	$—	$275,000	$—	$—	$—	$5,535,606

OWNERS COSTS
	LOCAL	$719,000	$—	$—	$—	$—	$—	$—	$—	$—	$719,000
0%	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	CORPORATE	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
0%	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$719,000	$—	$—	$—	$—	$—	$—	$—	$—	$719,000
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$719,000	$—	$—	$—	$—	$—	$—	$—	$—	$719,000

	TOTAL CAPITAL COST	$94,072,513	$21,179,000	$3,275,420	$1,091,807	$—	$2,517,200	$747,400	$—	$—	$122,883,340

TOTAL PROJECT DEVELOPMENT
	PRE-PRODUCTION OPERATING COSTS	$5,851,168									$5,851,168
	CAPITAL COSTS	$86,830,672	$21,179,000	$3,032,797	$1,010,932	$—	$2,242,200	$747,400	$—	$—	$115,043,001
	SPARES	$1,585,733	$—	$—	$—	$—	$—	$—	$—	$—	$1,585,733
	EPCM	$4,937,108	$—	$242,624	$80,875	$—	$275,000	$—	$—	$—	$5,535,606
	OWNERS COST	$719,000	$—	$—	$—	$—	$—	$—	$—	$—	$719,000
	SUBTOTAL	$99,923,681	$21,179,000	$3,275,420	$1,091,807	$—	$2,517,200	$747,400	$—	$—	$128,734,508
0%	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$99,923,681	$21,179,000	$3,275,420	$1,091,807	$—	$2,517,200	$747,400	$—	$—	$128,734,508

INITIAL OPERATING SUPPLY INVENTORY
	CHARGE ROD AND BALL MILL
	W/O TAX & DUTY	$215,316	$—	$—	$—	$—	$—	$—	$—	$—	$215,316
0%	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$215,316	$—	$—	$—	$—	$—	$—	$—	$—	$215,316

WORKING CAPITAL
	ONE MONTHS OPERATING SUPPLIES
	W/O TAX & DUTY	$4,082,907									$4,082,907
0%	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$4,082,907	$—	$—	$—	$—	$—	$—	$—	$—	$4,082,907

Page 16-20

		YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
1-Dec-04		0	1	2	3	4	5	6	7	8	TOTAL
ANNUAL SUSTAINING CAPITAL
A	UNDERGROUND DEVELOPMENT	$—	$1,051,800	$1,051,800	$1,051,800	$1,051,800	$1,051,800	$—	$—	$—	$5,259,000
B	UNDERGROUND EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
C	EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
B	OFF-ROAD VEHICLES & EQUIP	$—	$—	$—	$3,789,000	$2,720,000	$2,900,000	$1,209,000	$—	$—	$10,618,000
C	VEHICLES	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	SUBTOTAL	$—	$1,051,800	$1,051,800	$4,840,800	$3,771,800	$3,951,800	$1,209,000	$—	$—	$15,877,000
0%	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$—	$1,051,800	$1,051,800	$4,840,800	$3,771,800	$3,951,800	$1,209,000	$—	$—	$15,877,000

TOTAL EXPENDITURE
	PRE-PRODUCTION OPERATING COSTS	$5,851,168	$—	$—	$—	$—	$—	$—	$—	$—	$5,851,168
	CAPITAL COSTS	$86,830,672	$21,179,000	$3,032,797	$1,010,932	$—	$2,242,200	$747,400	$—	$—	$115,043,001
	SPARES	$1,585,733	$—	$—	$—	$—	$—	$—	$—	$—	$1,585,733
	EPCM	$4,937,108	$—	$242,624	$80,875	$—	$275,000	$—	$—	$—	$5,535,606
	OWNERS COST	$719,000	$—	$—	$—	$—	$—	$—	$—	$—	$719,000
	INITIAL OPERATING SUPPLY INVENTORY	$215,316	$—	$—	$—	$—	$—	$—	$—	$—	$215,316
	WORKING CAPITAL	$4,082,907	$—	$—	$—	$—	$—	$—	$—	$—	$4,082,907
	ANNUAL SUSTAINING CAPITAL	$—	$1,051,800	$1,051,800	$4,840,800	$3,771,800	$3,951,800	$1,209,000	$—	$—	$15,877,000
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$104,221,904	$22,230,800	$4,327,220	$5,932,607	$3,771,800	$6,469,000	$1,956,400	$—	$—	$148,909,731

PROJECT FINANCE REQUIREMENT
	PRE-PRODUCTION CAPITAL	$94,287,829	$22,230,800	$4,327,220	$5,932,607	$3,771,800	$6,469,000	$1,956,400	$—	$—	$138,975,656
	PRE-PRODUCTION OPERATING COSTS	$5,851,168									$5,851,168
	TAX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	WORKING CAPITAL	$4,082,907	$—	$—	$—	$—	$—	$—	$—	$—	$4,082,907
	1ST QTR YEAR 1 MINE CAPITAL	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$104,221,904	$22,230,800	$4,327,220	$5,932,607	$3,771,800	$6,469,000	$1,956,400	$—	$—	$148,909,731

Page 16-21

		YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
	1-Dec-04	0	1	2	3	4	5	6	7	8	TOTAL
	DEPRECIABLE CAPITAL

	CLASS A - DEPRECIATE PER TON OR OUNCE	$8,599,566	$1,351,800	$4,084,597	$2,062,732	$1,051,800	$3,294,000	$747,400	$—	$—	$21,191,895
	UNDERGROUND MINE DEV, EQUIP, VEHICLES AND INSTALLATION	$—	$1,051,800	$1,051,800	$1,051,800	$1,051,800	$1,051,800	$—	$—	$—	$5,259,000
	MILL TAILINGS DAM	$183,569	$—	$—	$—	$—	$—	$—	$—	$—	$183,569
	OPEN PIT MINE INSTALLATION AND DEV	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	HEAP LEACH PADS	$4,043,729	$—	$3,032,797	$1,010,932	$—	$2,242,200	$747,400	$—	$—	$11,077,058
	SITE PREPARATION	$3,711,893	$—	$—	$—	$—	$—	$—	$—	$—	$3,711,893
	WATER STORAGE DAM AND RESERVOIR	$660,375	$300,000	$—	$—	$—	$—	$—	$—	$—	$960,375

	CLASS B - 77% SPECIAL DEPRECIATION	$28,852,000	$20,879,000	$—	$3,789,000	$2,720,000	$2,900,000	$1,209,000	$—	$—	$60,349,000
	UNDERGROUND MINE EQUIPMENT	$4,808,000	$—	$—	$—	$—	$—	$—	$—	$—	$4,808,000
	OPEN PIT MINE EQUIPMENT AND VEHICLES	$24,044,000	$20,879,000	$—	$3,789,000	$2,720,000	$2,900,000	$1,209,000	$—	$—	$55,541,000

	CLASS C - STRAIGHT LINE 10% PER YEAR DEPRECIATION	$55,035,214	$—	$242,624	$80,875	$—	$275,000	$—	$—	$—	$55,633,712
	PLANT EQUIP & MACHINERY	$29,634,684	$—	$—	$—	$—	$—	$—	$—	$—	$29,634,684
	OFF-ROAD VEHICLES & EQUIP - NON MINING	$2,491,851	$—	$—	$—	$—	$—	$—	$—	$—	$2,491,851
	OTHER MOBILE EQUIPMENT - NON MINING	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	POWER SUPPLY	$2,897,138	$—	$—	$—	$—	$—	$—	$—	$—	$2,897,138
	BUILDINGS	$2,549,064	$—	$—	$—	$—	$—	$—	$—	$—	$2,549,064
	OWNERS COSTS	$719,000	$—	$—	$—	$—	$—	$—	$—	$—	$719,000
	EPCM	$4,937,108	$—	$242,624	$80,875	$—	$275,000	$—	$—	$—	$5,535,606
	INSTALLATION	$11,150,720	$—	$—	$—	$—	$—	$—	$—	$—	$11,150,720
	OVERALL (FENCE, ROAD UPGRADE, WATER &SEWAGE)	$655,649	$—	$—	$—	$—	$—	$—	$—	$—	$655,649
	DUTY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

100%	TOTAL DEPRECIABLE CAPITAL	$92,486,780	$22,230,800	$4,327,220	$5,932,607	$3,771,800	$6,469,000	$1,956,400	$—	$—	$137,174,607

	NON DEPRECIABLE CAPITAL
	INITIAL OPERATING SUPPLY INVENTORY	$215,316	$—	$—	$—	$—	$—	$—	$—	$—	$215,316
	PRE-PRODUCTION OPERATING COSTS	$5,851,168	$—	$—	$—	$—	$—	$—	$—	$—	$5,851,168
	SPARE PARTS	$1,585,733	$—	$—	$—	$—	$—	$—	$—	$—	$1,585,733
	WORKING CAPITAL	$4,082,907	$—	$—	$—	$—	$—	$—	$—	$—	$4,082,907
	IVA	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$11,735,125	$—	$—	$—	$—	$—	$—	$—	$—	$11,735,125

	TOTAL DEP & NONDEP CAPITAL	$104,221,904	$22,230,800	$4,327,220	$5,932,607	$3,771,800	$6,469,000	$1,956,400	$—	$—	$148,909,731
	CHECK BALANCE, ALL	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	CHECK BALANCE, CAPITAL	$0	$—	$—	$—	$—	$—	$—	$—	$—	$0

	CLASS A DEPRECIATION	PER METRIC TON OF ORE MINED
	UNDERGROUND MINE AND MILL TAILINGS
	TOTAL	$183,569	$1,051,800	$1,051,800	$1,051,800	$1,051,800	$1,051,800	$—	$—	$—	$5,442,569

	YEAR 0 &1		$223,999	$223,999	$223,999	$223,999	$223,999	$115,374	$—	$—	$1,235,369
	YEAR 2			$232,954	$232,954	$232,954	$232,954	$119,986	$—	$—	$1,051,800
	YEAR 3				$299,226	$299,226	$299,226	$154,121	$—	$—	$1,051,800
	YEAR 4					$418,200	$418,200	$215,399	$—	$—	$1,051,800
	YEAR 5						$694,229	$357,571	$—	$—	$1,051,800
	YEAR 6							$—	$—	$—	$—
	YEAR 7										$—
	YEAR 8										$—
	SUBTOTAL	$—	$223,999	$456,953	$756,179	$1,174,379	$1,868,608	$962,451	$—	$—	$5,442,569

Page 16-22

	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
1-Dec-04	0	1	2	3	4	5	6	7	8	TOTAL
OPEN PIT MINE WITH HEAP LEACH
TOTAL	$4,043,729	$—	$3,032,797	$1,010,932	$—	$2,242,200	$747,400	$—	$—	$11,077,058

YEAR 0 &1	$53,078	$524,408	$593,011	$493,623	$562,093	$588,632	$737,250	$491,633	$—	$4,043,729
YEAR 2			$518,856	$431,897	$491,805	$515,025	$645,058	$430,155	$—	$3,032,797
YEAR 3				$173,679	$197,770	$207,107	$259,398	$172,979	$—	$1,010,932
YEAR 4					$—	$—	$—	$—	$—	$—
YEAR 5						$726,174	$909,518	$606,509	$—	$2,242,200
YEAR 6							$448,392	$299,008	$—	$747,400
YEAR 7								$—	$—	$—
YEAR 8										$—

SUBTOTAL	$53,078	$524,408	$1,111,868	$1,099,199	$1,251,668	$2,036,938	$2,999,615	$2,000,284	$—	$11,077,058

GENERAL FACILITIES
TOTAL	$4,372,267	$300,000	$—	$—	$—	$—	$—	$—	$—	$4,672,267

YEAR 0 &1	$61,328	$605,920	$685,186	$570,350	$649,463	$680,127	$851,845	$568,050	$—	$4,672,267
YEAR 2										$—
YEAR 3										$—
YEAR 4										$—
YEAR 5										$—
YEAR 6										$—
YEAR 7										$—
YEAR 8										$—

SUBTOTAL	$61,328	$605,920	$685,186	$570,350	$649,463	$680,127	$851,845	$568,050	$—	$4,672,267
TOTAL	$114,406	$1,354,327	$2,254,007	$2,425,727	$3,075,510	$4,585,673	$4,813,911	$2,568,333	$—	$21,191,895

CLASS B DEPRECIATION
MINING EQUIPMENT	77.0%	IN FIRST YEAR ONLY, NONE AFTER
TOTAL	$28,852,000	$20,879,000	$—	$3,789,000	$2,720,000	$2,900,000	$1,209,000	$—	$—	$60,349,000

YEAR 0 &1	$22,216,040	$16,076,830								$38,292,870
YEAR 2			$—							$—
YEAR 3				$2,917,530						$2,917,530
YEAR 4					$2,094,400					$2,094,400
YEAR 5						$2,233,000				$2,233,000
YEAR 6							$930,930			$930,930
YEAR 7								$—		$—
YEAR 8									$—	$—

TOTAL	$22,216,040	$16,076,830	$—	$2,917,530	$2,094,400	$2,233,000	$930,930	$—	$—	$46,468,730
							UNDEPRECIATED		$13,880,270	77.0%
CLASS C DEPRECIATION
	10.0%	STTRAIGHT LINE WITH FULL DEPRECIATION AT END OF USEFUL EQUIPMENT LIFE
TOTAL	$55,035,214	$—	$242,624	$80,875	$—	$275,000	$—	$—	$—	$55,633,712

YEAR 0 &1	$5,503,521	$5,503,521	$5,503,521	$5,503,521	$5,503,521	$5,503,521	$5,503,521	$5,503,521	$11,007,043	$55,035,214
YEAR 2			$24,262	$24,262	$24,262	$24,262	$24,262	$24,262	$97,049	$242,624
YEAR 3				$8,087	$8,087	$8,087	$8,087	$8,087	$40,437	$80,875
YEAR 4					$—	$—	$—	$—	$—	$—
YEAR 5						$27,500	$27,500	$27,500	$192,500	$275,000
YEAR 6							$—	$—	$—	$—
YEAR 7								$—	$—	$—
YEAR 8										$—

TOTAL	$5,503,521	$5,503,521	$5,527,784	$5,535,871	$5,535,871	$5,563,371	$5,563,371	$5,563,371	$11,337,030	$55,633,712

TOTAL DEPRECIATION	$27,833,967	$22,934,679	$7,781,790	$10,879,129	$10,705,781	$12,382,044	$11,308,212	$8,131,705	$11,337,030	$123,294,337
TOTAL UNDEPRECIATED	$64,652,813	$63,948,934	$60,494,364	$55,547,842	$48,613,861	$42,700,817	$33,349,004	$25,217,300	$13,880,270	10.1%

Page 16-23

		YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
1-Dec-04		0	1	2	3	4	5	6	7	8	TOTAL
LOSS CARRY FORWARD		$26,797,655									$26,797,655

TOTAL DEPRECIATION & LOSS CARRYFORWARD		$54,631,622	$22,934,679	$7,781,790	$10,879,129	$10,705,781	$12,382,044	$11,308,212	$8,131,705	$11,337,030	$150,091,992

RECLAMATION ACCRUAL		$41,217	$402,286	$448,509	$381,543	$427,677	$445,559	$521,957	$331,252		$3,000,000
	RECLAMATION SPENDING								$1,830,000	$1,170,000	$3,000,000
0%	RECLAMATION IVA TAX								$—	$—	$—
	TOTAL RECLAMATION SPENDING								$1,830,000	$1,170,000	$3,000,000

SALVAGE VALUE
100%	UNDERGROUND MINE	$—	$—	$—	$—	$—	$—	$—	$734,400	$—	$734,400
	MILL	$—	$—	$—	$—	$—	$—	$—	$3,607,321	$—	$3,607,321
	OPEN PIT MINE	$—	$—	$—	$—	$—	$—	$—	$—	$14,293,600	$14,293,600
	CRUSHING AND HEAP LEACH	$—	$—	$—	$—	$—	$—	$—	$—	$2,373,844	$2,373,844
	ADMINISTRATION BUILDING	$—	$—	$—	$—	$—	$—	$—	$—	$47,200	$47,200
	CAMP AND DINING FACILITY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	LABORATORY	$—	$—	$—	$—	$—	$—	$—	$—	$5,200	$5,200
	MILL SHOP	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	MINE SHOP	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	WAREHOUSE	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	MOBILE EQUIPMENT	$—	$—	$—	$—	$—	$—	$—	$—	$183,600	$183,600
	OVERALL	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	POWER SUPPLY AND DISTRIBUTION	$—	$—	$—	$—	$—	$—	$—	$—	$478,624	$478,624
	SITE PREPARATION	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	WATER SUPPLY’	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	TOTAL	$—	$—	$—	$—	$—	$—	$—	$4,341,721	$17,382,068	$21,723,788

90%	OF NEW FOR OPERATING SUPPLY INVENTORY							$193,784	$—	$—	$193,784
90%	OF NEW FOR MAINTENANCE SUPPLY INVENTORY								$917,036	$510,124	$1,427,160
	TOTAL	$—	$—	$—	$—	$—	$—	$193,784	$917,036	$510,124	$1,620,944

PRODUCTION
	UNDERGROUND MINE AND MILL
	METRIC TONS ORE MINED	—	547,500	547,500	547,500	547,500	547,500	281,997	—	—	3,019,497
	WASTE TO ORE RATIO	—	—	—	—	—	—	—	—	—	3,019,497.00
	WASTE METRIC TONS MINED	—	—	—	—	—	—	—	—	—	—
	WASTE TO ORE RATIO	—	—	—	—	—	—	—	—	—	—
	ORE GRADE, g Au/t	1.00	4.38	4.27	4.50	4.83	5.07	3.29	—	—	4.49
	OUNCES GOLD MINED	—	77,151	75,214	79,265	85,078	89,305	29,849	—	—	435,861
	OUNCES GOLD RECOVERED	—	74,065	72,205	76,094	81,675	85,733	28,655	—	—	418,427
	ORE GRADE, g Ag/t	1	274	246	234	237	244	128	—	—	236
	OUNCES SILVER MINED	—	4,818,170	4,323,999	4,112,211	4,165,158	4,288,701	1,163,563	—	—	22,871,801
	OUNCES SILVER RECOVERED	—	4,480,898	4,021,319	3,824,356	3,873,597	3,988,492	1,082,113	—	—	21,270,775

	OPEN PIT AND HEAP LEACH
	LOW GRADE ORE	—	—	—	—	—	—	—	—	—	—
	METRIC TONS ORE MINED	228,000	1,922,000	2,439,000	1,690,000	2,206,000	2,406,000	3,526,000	1,905,000	—	16,322,000
	ORE GRADE, g Au/t	0.29	0.22	0.23	0.26	0.25	0.26	0.32	0.28	0.35	0.27
	OUNCES GOLD MINED	2,126	13,595	18,036	14,127	17,731	20,113	36,277	17,149	—	139,154
	OUNCES GOLD RECOVERED	1,637	10,468	13,888	10,878	13,653	15,487	27,933	13,205	—	107,149
	ORE GRADE, g Ag/t	7.50	9.65	8.58	9.65	7.50	6.43	6.43	9.65	8.00	8.00
	OUNCES SILVER MINED	55,013	596,251	672,566	524,279	532,276	497,599	729,233	590,977	—	4,198,194
	OUNCES SILVER RECOVERED	25,306	274,275	309,380	241,168	244,847	228,896	335,447	271,849	—	1,931,169

Page 16-24

			YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
1-Dec-04			0	1	2	3	4	5	6	7	8	TOTAL
	HIGH GRADE ORE
	METRIC TONS ORE MINED		172,000	2,030,000	2,030,000	2,030,000	2,030,000	2,030,000	2,030,000	1,800,000	—	14,152,000
	ORE GRADE, g Au/t		1.08	2.08	1.77	1.60	1.58	1.85	1.29	1.58	1.70	1.67
	OUNCES GOLD MINED		5,972	135,755	115,523	104,427	103,122	120,744	84,194	91,438	—	761,176
	OUNCES GOLD RECOVERED		5,196	118,107	100,505	90,852	89,716	105,047	73,249	79,551	—	662,223
	ORE GRADE, g Ag/t		78	84	64	70	62	67	24	64	64	62
	OUNCES SILVER MINED		429,630.60	5,465,753.63	4,148,704.40	4,543,817.86	4,017,002.09	4,346,261.13	1,580,460.37	3,678,654.15	—	28,210,284.23
	OUNCES SILVER RECOVERED		309,334	3,935,343	2,987,067	3,271,549	2,892,242	3,129,308	1,137,931	2,648,631	—	20,311,405

	TOTAL TONS MINED OPEN PIT AND UNDERGROUND		400,000	4,499,500	5,016,500	4,267,500	4,783,500	4,983,500	5,837,997	3,705,000	—	33,493,497
	TOTAL GOLD PRODUCED		—	193,018	186,597	177,824	185,044	206,267	129,837	108,617	7,930	1,195,133
	TOTAL SILVER PRODUCED		—	8,539,409	7,317,766	7,337,073	7,010,685	7,346,695	2,555,492	3,461,615	270,567	43,839,304
	GOLD/SILVER EQUIVALENT RATIO	61.54
	EQUIVALENT GOLD OUNCES PRODUCED		—	331,780	305,508	297,048	298,965	325,648	171,363	164,866	12,327	1,907,504

CASH FLOW
100%	REVENUE		$—	$132,711,848	$122,203,224	$118,819,369	$119,585,819	$130,259,051	$68,545,113	$65,946,578	$4,930,713	$763,001,716
					OPERATING COSTS W/O IEPS & IVA
	UNDERGROUND MINING AT $/t, PROVIDED BY GLR		—	5,737,800	5,737,800	5,737,800	5,737,800	5,737,800	2,955,329	—	—	31,644,329
	MERRILL CROWE MILL AT $/t, ESTIMATED BY KCA		—	8,412,581	8,294,005	8,244,411	8,258,521	8,289,104	4,015,602	—	—	45,514,224
	OPEN PIT MINE ORE AT $/t		304,800	2,454,192	2,761,842	2,462,640	2,770,344	2,825,732	3,766,968	2,886,195	—	20,232,713
	OPEN PIT WASTE		3,754,374	16,044,777	12,088,698	14,724,866	13,307,592	15,644,083	12,624,360	12,404,017	—	100,592,767
	STOCKPILE HEAP LEACH,$10/t FOR THE FIRST 20,000 t		—	200,000	—	—	—	—	—	—	—	200,000
	STOCKPILE HEAP LEACH,$20/t FOR THE REMAINDER		—	820,000	—	—	—	—	—	—	—	820,000
	HEAP LEACH AT $/t, ESTIMATED BY KCA		741,994	7,951,275	8,061,168	7,597,894	7,854,707	8,056,476	8,310,983	6,038,079	767,855	55,380,431
	GENERAL & ADMINISTRATIVE, ESTIMATED BY KCA		250,000	443,761	443,761	443,761	443,761	443,761	443,761	443,761	90,373	3,446,701
	COST OF DORE SALES		—	3,167,943	2,839,826	2,792,629	2,757,704	2,962,795	1,373,447	1,463,461	111,085	17,468,891
	GEOLOGY & ENGINEERING, ESTIMATED BY KCA		300,000	671,715	671,715	671,715	671,715	671,715	671,715	671,715	—	5,002,005
	CAMP & DINING FACILITY, PROVIDED BY GAMMON		500,000	598,696	598,696	598,696	598,696	598,696	575,122	370,128	17,083	4,455,814
	TOTAL OPERATING COST,w/o IEPS; w/o IVA		5,851,168	46,502,741	41,497,512	43,274,413	42,400,840	45,230,162	34,737,286	24,277,356	986,396	284,757,874
100%	NET OPERATING COSTS w/ IEPS & w/o IVA		5,851,168	46,502,742	41,497,512	43,274,413	42,400,841	45,230,163	34,737,287	24,277,357	986,396	284,757,879

	DEDUCT RECLAMATION ACCRUAL		$41,217	$402,286	$448,509	$381,543	$427,677	$445,559	$521,957	$331,252	$—	$3,000,000

	DEPRECIATION		$27,833,967	$22,934,679	$7,781,790	$10,879,129	$10,705,781	$12,382,044	$11,308,212	$8,131,705	$11,337,030	$123,294,337

	PRIOR YEAR PROFIT SHARING		$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

	SALVAGE		$—	$—	$—	$—	$—	$—	$—	$4,341,721	$17,382,068	$21,723,788
	SALAGE BASIS		$734,400	$12,774,430	$13,508,830

	SUPPLY INVENTORY CREDIT		$—	$—	$—	$—	$—	$—	$193,784	$917,036	$510,124	$1,620,944

	LOSS CARRY-FORWARD		$26,797,655	$60,524,007	$—	$—	$—	$—	$—	$—	$—

	GROSS PROFIT		$(60,524,007)	$2,348,135	$72,475,413	$64,284,284	$66,051,519	$72,201,285	$22,171,441	$37,730,621	$(2,274,951)	$274,463,740

	ADJUSTED GROSS INCOME BEFORE TAXES		$—	$2,348,135	$72,475,413	$64,284,284	$66,051,519	$72,201,285	$22,171,441	$37,730,621	$—	$337,262,698

	TAXES
	TAX RATE		30%	29%	28%	28%	28%	28%	28%	28%	28%
	CORPORATE TAX		$—	$680,959	$20,293,116	$17,999,599	$18,494,425	$20,216,360	$6,208,004	$10,564,574	$—	$94,457,037
	NET ASSET VALUE		$64,652,813	$63,948,934	$60,494,364	$55,547,842	$48,613,861	$42,700,817	$33,349,004	$25,217,300	$13,880,270
1.8%	NET ASSETS TAX		$—	$—	$—	$999,861	$875,049	$768,615	$600,282	$453,911	$249,845	$3,947,564
	TOTAL TAXES PAID		$—	$680,959	$20,293,116	$17,999,599	$18,494,425	$20,216,360	$6,208,004	$10,564,574	$249,845	$94,706,882

	FUEL TAX PAID,IEPS		—	—	—	—	—	—	—	—	—	$—
	FUEL TAX REFUND, IEPS		$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	NET PROFIT		$(60,524,007)	$1,667,176	$52,182,297	$46,284,684	$47,557,094	$51,984,925	$15,963,438	$27,166,047	$(2,524,796)	$179,756,858

Page 16-25

		YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
1-Dec-04		0	1	2	3	4	5	6	7	8	Total
0%	IVA
	MAX CREDIT	$—	—	—	—	—	—	—	—	—
	IVA SPENT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	IVA REFUND	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	IVA CARRY-FORWARD	$—	$—	$—	$—	$—	$—	$—	$—	$—

	CREDITS TO CASH FLOW
	RECLAMATION ACCRUAL	$41,217	$402,286	$448,509	$381,543	$427,677	$445,559	$521,957	$331,252	$—	$3,000,000
	DEPRECIATION & LOSS CARY FORWARD	$54,631,622	$83,458,686	$7,781,790	$10,879,129	$10,705,781	$12,382,044	$11,308,212	$8,131,705	$11,337,030
	SALVAGE BASIS	$—	$—	$—	$—	$—	$—	$—	$734,400	$12,774,430	$13,508,830
	PRIOR YEAR PROFIT SHARING		$—	$—	$—	$—	$—	$—	$—	$—	$—
	IVA REFUND	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	WORKING CAPITAL RECOUP		$4,082,907								$4,082,907

	CASH SPENDING
	PAYMENT: 8% OF NET PROFITS TO $2,000,000	$—	$133,374	$1,866,626	$—	$—	$—	$—	$—	$—	$2,000,000
	PROFIT SHARING	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	IVA PAID	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
	RECLAMATION SPENDING	$—	$—	$—	$—	$—	$—	$—	$1,830,000	$1,170,000	$3,000,000
100%	CAPITAL (w/o IVA)	$98,370,736	$22,230,800	$4,327,220	$5,932,607	$3,771,800	$6,469,000	$1,956,400	$—	$—	$143,058,563

	AFTER TAX CASH FLOW
	CASH FLOW (START W/ NET PROFIT)	$(104,221,904)	$67,246,880	$54,218,750	$51,612,750	$54,918,753	$58,343,528	$25,837,207	$34,533,404	$20,416,663	$262,906,031
	CASH FLOW (ADD CASH FLOWS)	$(104,221,904)	$67,246,880	$54,218,750	$51,612,750	$54,918,753	$58,343,528	$25,837,207	$34,533,404	$20,416,663	$262,906,031
	CUM CASH FLOW	$(104,221,904)	$(36,975,024)	$17,243,726	$68,856,476	$123,775,229	$182,118,757	$207,955,964	$242,489,368	$262,906,031
	(difference between two cash flow calc methods)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

	BEFORE TAX CASH FLOW
	CASH FLOW	$(104,221,904)	$67,927,840	$74,511,866	$69,612,349	$73,413,178	$78,559,888	$32,045,210	$45,097,978	$20,666,508	$357,612,913
	CUM CASH FLOW	$(104,221,904)	$(36,294,065)	$38,217,801	$107,830,150	$181,243,328	$259,803,216	$291,848,427	$336,946,405	$357,612,913

	AFTER	BEFORE
Discount	TAX NPV	TAX NPV
0.0%	$262,906,031	$357,612,913
5.0%	$192,497,548	$266,753,578
10.0%	$141,877,244	$201,095,796
15.0%	$104,713,753	$152,656,544
25.0%	$55,803,722	$88,469,986
46.1%	$7,289,819	$23,878,834
50.0%	$2,411,039	$17,274,295
65.0%	$(10,419,592)	$(327,953)

TOTAL NET OPERATING COST/OZ AU EQ		$149.28

BASE GOLD PRICE	$400.00	100%	$400.00
BASE SILVER PRICE	$6.50	100%	$6.50
Base Au:Ag Price Ratio	61.54

INTERNAL RATE OF RETURN

AFTER TAX	BEFORE TAX
52.20%	64.62%

BREAK EVEN PRICE DATA TABLE, AFTER TAX

Percent of Base Au Price

	$262,906,031	100%	90%	80%	70%	60%	53%	$213.54
	100%	$262,906,031	$228,420,853	$193,912,193	$159,403,533	$124,685,894	$101,470,736	$3.47
Percent	90%	$242,363,989	$207,855,329	$173,346,669	$138,838,009	$103,729,067	$80,905,212
of Base	80%	$221,798,465	$187,289,805	$152,781,146	$118,272,486	$83,163,544	$60,339,689
Ag Price	70%	$201,232,942	$166,724,282	$132,215,622	$97,556,894	$62,598,020	$38,991,880
	60%	$180,667,418	$146,158,758	$111,650,098	$76,541,156	$41,072,260	$18,660,003
	53%	$167,065,484	$132,556,824	$98,048,164	$62,482,701	$27,674,125	$111

Page 16-26

Page 16-27

	AFTER TAX
PCT OF	INTERMAL RATE OF RETURN (IRR)
BASE CASE	REVENUE	OP COST	CAP COST
75%	26%	62%	73%
90%	42%	56%	59%
100%	52%	52%	52%
110%	62%	48%	46%
125%	76%	42%	39%

AFTER TAX
DATA TABLE FOR SENSITIVITY ANAYSIS
52.20%
75%	73.41%
90%	59.38%
100%	52.20%
110%	46.11%
125%	38.61%

Page 16-28

Page 16-29

SALVAGE VALUE ESTIMATION

	Initial Value	Percent Salvage	Salvage Value
Underground Mining
Buildings
Materials/Equipment	$3,200,000	13%	$412,800
Vehicles, Off Road	$1,608,000	20%	$321,600
Vehicles
Subtotal	$4,808,000		$734,400
Mill
Buildings	$—	0%	$—
Materials/Equipment	$18,036,603	20%	$3,607,321
Vehicles, Off Road	$—	15%	$—
Vehicles	$—	15%	$—
Subtotal	$18,036,603		$3,607,321
Open Pit Mine
Buildings	$—	0%	$—
Materials/Equipment	$55,541,000	26%	$14,293,600
Vehicles, Off Road	$—	15%	$—
Vehicles	$—	15%	$—
Subtotal	$55,541,000		$14,293,600
Crushing and Heap Leach
Buildings	$—	0%	$—
Materials/Equipment	$11,336,081	20%	$2,267,216
Vehicles, Off Road	$710,851	15%	$106,628
Vehicles	$—	15%	$—
Leach Pads	$11,077,058	0%	$—
Subtotal	$12,046,932		$2,373,844
Administration Building
Buildings	$95,860	0%	$—
Materials/Equipment	$236,000	20%	$47,200
Vehicles, Off Road	$—	15%	$—
Vehicles	$—	15%	$—
Subtotal	$331,860		$47,200
Camp & Dining Facility
Buildings	$1,250,000	0%	$—
Materials/Equipment	$—	20%	$—
Vehicles, Off Road	$—	15%	$—
Vehicles	$—	15%	$—
Subtotal	$1,250,000		$—
Laboratory
Buildings	$102,335	0%	$—
Materials/Equipment	$26,000	20%	$5,200
Vehicles, Off Road	$—	15%	$—
Vehicles	$—	15%	$—
Subtotal	$128,335		$5,200

Page 16-30

Mill Shop
Buildings	$120,540	0%	$—
Materials/Equipment	$—	20%	$—
Vehicles, Off Road	$—	15%	$—
Vehicles	$—	15%	$—
Subtotal	$120,540		$—
Mine Shop
Buildings	$707,142	0%	$—
Materials/Equipment	$—	20%	$—
Vehicles, Off Road	$—	15%	$—
Vehicles	$—	15%	$—
Subtotal	$707,142		$—
Warehouse
Buildings	$273,186	0%	$—
Materials/Equipment	$—	20%	$—
Vehicles, Off Road	$—	15%	$—
Vehicles	$—	15%	$—
Subtotal	$273,186		$—
Mobile Equipment
Buildings	$—	0%	$—
Materials/Equipment	$—	20%	$—
Vehicles, Off Road	$1,224,000	15%	$183,600
Vehicles	$—	15%	$—
Subtotal	$1,224,000		$183,600
Overall
Buildings	$655,649	0%	$—
Materials/Equipment	$—	20%	$—
Vehicles, Off Road	$—	15%	$—
Vehicles	$—	15%	$—
Subtotal	$655,649		$—
Power Supply and Distribution
Buildings	$—	0%	$—
Materials/Equipment	$2,393,119	20%	$478,624
Vehicles, Off Road	$—	15%	$—
Vehicles	$—	15%	$—
Subtotal	$2,393,119		$478,624
Site Preparation
Buildings	$3,711,893	0%	$—
Materials/Equipment	$—	20%	$—
Vehicles, Off Road	$—	15%	$—
Vehicles	$—	15%	$—
Subtotal	$3,711,893		$—
Water Supply
Buildings	$660,375	0%	$—
Materials/Equipment	$—	20%	$—
Vehicles, Off Road	$—	15%	$—
Vehicles	$—	15%	$—
Subtotal	$660,375		$—

TOTAL SALVAGE			$21,723,788

Page 17-1

17.      CONSTRUCTION SCHEDULE

A construction schedule is presented in Figure 17-1, which shows the timeline for the major categories of the activities required to develop the Ocampo project, with first gold pour scheduled in early January, 2005.

Kappes, Cassiday & Associates	Section 18.0 Statement of Independent Qualified Person
November 2004

Ocampo Project Feasibility Study

Figure x-1
Project Development Schedule

ID
Task Name
1 Ocampo Project
2 Project Start
3 Mining Engineering
4 Process Engineering
5 Infrastructure Design
6 Contractor Selection
7 Equipment Procurement
8 Shipping
9 Heap Leach Construction
10 Civil Construction
11 Struct Construction
12 Concrete
13 Buildings
14 Mech Construction
15 Elect Construction
16 Open Pit Mine Development
17 Production Mining Starts
18 Heap Leach Commissioning
19 Crushing
20 Start of Operations
21 Blasting
22 Leaching
23 Metal Recovery Plant
24 Gold Production
25 Mill Construction
26 Civil Construction
27 Struct Construction
28 Concrete
29 Buildings
30 Mech Construction
31 Elect Construction
32 Underground Mine Development
33 Stope Development
34 Shaft Installation
35 Main Frame Construction
36 Hoist Installation
37 Mill Commissioning
38 Start of Operations
39 Grinding
40 Gold Production
Project: Ocampo Project Flowsheet 03
Task
Split
Progress
Milestone
Summary
Rolled Up Task
Rolled Up Split
Rolled Up Milestone
Rolled Up Progress
External Tasks
Project Summary

Ocampo Project Schedule RevB 04Dec04	Page 1	Kappes, Cassiday and Associates

Page 18-1

18.      Statement of Independent Qualified Person

This statement is prepared to accompany the document “Ocampo, Chihuahua, Underground & Surface Mines, Mill and Heap Leach, Bankable Feasibility Study”, dated November 29, 2004.

1.  The qualified person for this study (exclusive of ore resource and reserve determinations) is:

Daniel W. Kappes,

President, Kappes, Cassiday & Associates

7950 Security Circle,

Reno, Nevada 89506.

2.  I graduated with the degree Engineer of Mines from Colorado School of Mines in 1966, and with the degree M.S. in Mining Engineering from the Mackay School of Mines in 1972.

3.  I am a Registered Professional Mining Engineer and a Registered Professional Metallurgical Engineer (both registration numbers: 3223) in the State of Nevada.

4.  I have worked as a mining and metallurgical engineer for a total of 34 years.

5.  I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, registration as a professional engineer, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI430-101.

6.  I am responsible for the preparation of all aspects of the document “Ocampo, Chihuahua, Underground & Surface Mines, Mill and Heap Leach, Bankable Feasibility Study”, dated November 29, 2004, except for the sections and discussions which deal with the determination of ore resources and reserves.  I have visited the Ocampo site on several occasions, most recently for four days 20-23 July, 2004.

7.  Ihave had prior involvement with the Ocampo project, which is the subject of the feasibility study.  My prior involvement dates back to 1997, and since that time I have worked on the project in a purely consulting role for various clients.

8.  I am not aware of any material fact or material change with respect to the subject matter of the feasibility that which is not reflected in the study, the omission to disclose which makes the feasibility study misleading.

Kappes, Cassidary & Associates November 2004	Sec 18.0 Statement of Independent Qualified Person

Page 18-1

9.  I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.  I have read instrument 43-101 and Form 43-101F1, and this feasibility study has been prepared in compliance with that instrument and form.

11.  I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Feasibility Study.

Submitted by,

/s/ Daniel W. Kappes	[SEAL]
Daniel W. Kappes

CERTIFICATE OF QUALIFIED PERSON

ISSUER:	Gammon Lakes Resources Inc.
APPLICABLE SITE/PROJECT:	Ocampo Deposit, Chihuahua, Mexico

I, John C. Thomton, of’ Tucson, Arizona, hereby certify that:

1.                                       I am a “Qualified Person” within the meaning of National Instrument 43-101 and in such capacity.  I have been primarily responsible for the Ocampo Resources and Mining Reserves dated November 29, 2004 contained in the Feasibility study prepared for the Issuer’s Oeampo project located in Chihuahua, Mexico. This Feasibility Study titled Ocampo Chihuahua Underground and Surface Mines, Mill and Heap Leach Bankable Feasibility Study (‘Feasibility Study’) has been prepared for Gammon Lake Resources Inc by Kappes, Cassidy & Associates of Reno Nevada.

2.                                       In accordance with Section 8.1 (2) of National Instrument 43-101, 1 hereby certify:

(a)                                  My name, address and occupation are as follows:

John C. Thornton

6120 North Mina Vista

Tucson, Arizona

Vice President, Consulting Engineering, Mintec Inc.

(b)                                 My qualifications and relevant experience are as follows;

3 years – Anaconda Copper Company. Primary Production Group

12 years – Amax, Inc. Corporate Technical Manager. Exploration, Mining, Operations Research, and Corporate Construction Cost Control and Project Scheduling.

3 years – Executive Vice President of Small U.S. Oil Company responsible for Metal Exploration: Central and Latin America, and Southern Africa.

6 years – Makonjwaan Imperial Mining Company, South Africa. Owner Operator of 600 TPD open pit gold mine located in the Eastern Transvaal, Republic of South Africa. Responsible for and directed exploration discovery, metallurgical testing, geology and confirmation drilling, total project financing, dealing with ah RSA relevant governmental agencies for all permits, and project engineering leading to plan construction and operations. Functioned as General Manager for 5 years. Project operated 11 years, now on Cure and Maintenance,

14 years – Mintec, Inc. Managed Consulting Engineering Group, and performed as Senior Mining Consultant for many domestic and International precious, ferrous, and non-ferrous mining projects.

Relevant Professional Associations:

South African Institute of Mining and Metallurgy

American Institute of mining Engineers – SME

I am a “Qualified Person” for the purposes of National Instrument 43-101.

(c)                                  Date and duration of most recent visit to the site:

I spent a significant amount of time in June 2004 familiarizing myself with the property for the two major drilled resource areas, namely the PGR and the Northeast. I report that all facets of the project from drilling through storage of the cure, and assay procedures and reporting were considered reasonable and acceptable.

(d)                                 Responsibility for Ocampu Resources and Mining Reserves:

I am responsible for the segments of the Feasibility Study segments dealing with the Project Surface and Underground Mineral Resource and the Heap Leach Mineral Reserve Estimates.

(d)                                 I am not aware of any malarial fact or material change with respect to the subject matter of the Feasibility Study that is not reflected in the Feasibility Study, the omission to disclose which would make the Feasibility Study misleading.

(e)                                  I am a “Qualified Person” independent of the Issuer.  I am a full time employee of Mintec Inc.

(f)            Prior involvement in Project:

I have been involved with the Ocampo project since March 2004. All Technical documents concerning Resource modelling and Heap Leach Mining Reserve Production scheduling included in the Feasibility Study issued from Mintec to Kappes, Cassidy & Associates of Reno Nevada, and included in the Feasibility Study were prepared by me or under my direction,

(g)                                 I have read National Instrument 43-101 and Form 43-101-Fl, and in my opinion the Feasibility Study complies with them.

Dated at Tucson, Arizona this 29th day of November, 2004.

/s/ John C. Thornton	(seal)
John C. Thornton

CONSENT OF QUALIFIED PERSON

TO:	All Applicable Securities Regulatory Authorities

ISSUER:	Gammon Lake Resources Inc

TECHNICAL REPORT:

Ocampo Chihuahua Underground and Surface Mines, Mill and Heap Leach Bankable Feasibility Study dated November 29, 2004 with respect to the Issuer’s Ocampo Deposit located Chihuahua, Mexico (the “Feasibility Study”)

I, John C. Thornton, hereby grant this consent pursuant to Section 8.3 of National Instrument 43-101.

I hereby certify as follows:

1.                                       I am the “Qualified Person” responsible for the Ocampo Resources and Mining Reserves and I hereby consent to the Issuer filing the Feasibility Study with all applicable securities regulatory authorities and to the written disclosure of the Ocampo Resources and Mining Reserves and of extracts from a summary of the Ocampo Chihuahua Underground and Surface Mines, Mill and Heap Leach Bankable Feasibility Study in the written disclosure being filed.

2.                                       I confirm that I have read the written disclosure being filed and I do not have any reason to believe that there arc any misrepresentations in the information derived from the Feasibility Study and that the written disclosure contains any misrepresentations of the information contained in the Feasibility Study.

Signed at Tucson, Arizona this 29th day of November 2004.

/s/ A. Frederick Banfield	/s/ John C. Thomton
Witness	John C. Thomton
Name: A. Frederick Banfield

Page 19-1

19.      REFERENCES

The articles and earlier reports on Ocampo, listed below, were used as backup or support for this study, but in most cases they were not cited specifically in the text:

Article 31, Section 1 of the “LEY GENERAL DEL EQUILIBRIO ECOLOGICO Y LAPROTECCION AL AMBIENTE EN MATERIA DE IMPACTO AMBIENTAL.” ANEXO 1, THE NOM-120-ECOL-1997

Behre Dolbear de Mexico, 1997, Qualifying Report of the Minera Fuerte Mauo Group of Claims, Ocampo, Chihuahua, Mexico for Vetta Ventures Inc.

Behre Dolbear de Mexico, 1999, Qualifying Report of the Minera Fuerte Mayo Group of Claims, Ocampo, Chihuahua, Mexico, Behre Dolbear de Mexico, S.A. de C.V., March, 1999

Brockoven, Neil T., 1980, Reconnaissance Geology of the Yécora-Ocampo area, Sonora and Chihuahua, Mexico. Unpublished Masters Thesis.

Buchanan, L.J., 1981, Precious metal deposits associated with volcanic environments in the southwest: Arizona Geological Society Digest, v. 14, p. 237-262.

Byington, C.B. and Bybee, R.W., 2000, An Integrated Structural Analysis and Target Identification of the Ocampo Gold-silver Project, Chihuahua, Mexico, Millennium Mining Associates: For Gammon Lake Resources, Inc., Internal Unpublished Report.

Cárdenas Vargas, José, Editor, 1994, Monografia Geológica-Minera del Estado de Chihuahua, Consejo de Recursos Minerales, Publication M-14e, SEMIP. 8. Computer Aided Geosciences, 1998, Preliminary Resource Study for Ocampo Gold/Silver Project, Chihuahua, Mexico: Prepared for La Reina Resources, Internal Company Report.

Clark, Glenn, 2004, Ocampo Gold-Silver Project Review, March 31, 2004

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Page 19-2

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